
Los Angeles
London
Paris
Amsterdam
Moscow
Dubai
Guangzhou
Singapore
Sydney
Melbourne
Auckland

中国南方航空
CHINA SOUTHERN

中國南方航空股份有限公司
China Southern Airlines Company Limited

2012年度報告
Annual Report

H 股份代號: 1055
H Share Stock Code: 1055

A股份代號: 600029
A Share Stock Code: 600029

ADR代號: ZNH
ADR Code: ZNH

Contents 目錄

公司簡介
Company Profile

China Southern Airlines Company Limited (the "Company"), together with its subsidiaries (collectively, the "Group"), is one of the largest airlines in the People's Republic of China ("China" or "the PRC"). In 2012, the Group ranked first among all Chinese airlines in terms of its fleet size, flight routes network and volume of passenger traffic. The Group has a network of flight routes with Guangzhou as the core hub and Beijing as a major hub, covering China and the rest of Asia and connecting Europe, America, Australia and Africa. The Company joined the SKYTEAM in November 2007. Up to the date of this report, the Group has established a network connecting over 1,000 destinations of 187 countries and regions and covering major cities around the world.

中國南方航空股份有限公司(「本公司」)及其附屬公司(合稱「本集團」)是中華人民共和國(「中國」)最大的航空公司之 。二零 二年，本集團是中國運輸飛機最多、航線網絡最發達、年客運量最大的航空公司。本集團形成了以廣州為核心樞紐、北京為重要樞紐，覆蓋國內，輻射亞洲，連接歐美澳非的航線網絡。本公司於二零零七年十 月加入天合聯盟。截至報告日，本集團航線網絡通達全球超過1,000個目的地，連接187個國家和地區，到達全球各主要城市。

Based in Guangzhou, the Group has 15 branches, including Xinjiang, Beifang, Beijing, Shenzhen, Hainan, Heilongjiang, Jilin, Dalian, Henan, Hubei, Hunan, Guangxi, Xi'an, Taiwan, Zhuhai Helicopter, and 5 major subsidiaries, including Xiamen Airlines Company Limited ("Xiamen Airlines"), Shantou Airlines Company Limited ("Shantou Airlines"), Zhuhai Airlines Company Limited ("Zhuhai Airlines"), Guizhou Airlines Company Limited ("Guizhou Airlines") and Chongqing Airlines Company Limited ("Chongqing Airlines"). The Group has set up four bases in places including Shanghai and 22 domestic offices in cities including Chengdu, Hangzhou and Nanjing. It also maintains 60 overseas offices including Tokyo, Los Angeles, Paris, Sydney, Auckland, Singapore, Moscow and Vancouver. Apart from the above, the Company has equity interests in Sichuan Airlines Corporation Limited.

本集團總部設在廣州，擁有新疆、北方、北京、深圳、海南、黑龍江、吉林、大連、河南、湖北、湖南、廣西、西安、台灣、珠海直升機等十五家分公司和廈門航空有限公司(「廈門航空」)、汕頭航空有限公司(「汕頭航空」)、珠海航空有限公司(「珠海航空」)、貴州航空有限公司(「貴州航空」)以及重慶航空有限責任公司(「重慶航空」)等五家主要附屬公司；在上海等四地設立基地，在成都、杭州、南京等地設有二十二個國內營業部，在東京、洛杉磯、巴黎、悉尼、奧克蘭、新加坡、莫斯科、溫哥華等地設有六十個國外辦事處。此外，本公司還持有四川航空股份有限公司股份。

As of 31 December 2012, the Group had a fleet of 491 aircraft, consisting primarily of Boeing 737 series, 747, 757, 777, Airbus 320 series, 330, 380 etc. The average age of the Group's registered aircraft was 6.32 years as at the year end of 2012.

於二零 二年十二月三十 日，本集團的機隊共有491架飛機，其中主要包括波音737系列、747、757、777、空客320系列、330、380等型號的飛機。本集團於二零 二年年底在冊飛機的平均機齡為6.32年。



公司資料
Corporate Information

DIRECTORS

Non-Executive Directors
Si Xian Min *(Chairman)*
Wang Quan Hua
Yuan Xin An
Yang Li Hua (Appointed on 24 January 2013)

Executive Directors
Tan Wan Geng *(Vice Chairman and President)*
Zhang Zi Fang *(Executive Vice President)*
Xu Jie Bo *(Executive Vice President and Chief Financial Officer)*
Li Shao Bin (Appointed on 24 January 2013)

Independent Non-Executive Directors
Gong Hua Zhang
Wei Jin Cai
Ning Xiang Dong
Liu Chang Le

SUPERVISORS

Pan Fu *(Chairman of the Supervisory Committee)*
Li Jia Shi
Zhang Wei
Yang Yi Hua
Liang Zhong Gao

JOINT COMPANY SECRETARIES

Xie Bing
Liu Wei

AUTHORISED REPRESENTATIVES

Xu Jie Bo
Liu Wei

PRINCIPAL BANKERS

China Development Bank
Bank of China
The Export-Import Bank of China
China Construction Bank
The Industrial & Commercial Bank of China
Agricultural Bank of China

LEGAL ADVISERS TO THE COMPANY

DLA Piper Hong Kong
Z&T Law Firm

董事

非執行董事
司獻民*(董事長)*
王全華
袁新安
楊麗華(於二零一三年一月二十四日獲委任)

執行董事
譚萬庚*(副董事長、總經理)*
張子芳*(副總經理)*
徐杰波*(副總經理、財務總監)*
李韶彬(於二零一三年一月二十四日獲委任)

獨立非執行董事
貢華章
魏錦才
寧向東
劉長樂

監事

潘福*(監事會主席)*
李家世
張薇
楊怡華
梁忠高

聯席公司秘書

謝兵
劉巍

授權代表

徐杰波
劉巍

主要往來銀行

國家開發銀行
中國銀行
中國進出口銀行
中國建設銀行
中國工商銀行
中國農業銀行

法律顧問

歐華律師事務所
廣東正平天成律師事務所

公司資料
Corporate Information

SHARE REGISTRAR

Hong Kong Registrars Limited
17M Floor
Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong

BNY Mellon Depositary Receipts
P.O. Box 43006
Providence, RI 02940-3006
U.S.A.

China Securities Depository and Clearing Corporation
Limited Shanghai Branch
Floor 36, China Insurance Building
166 Lu Jia Zui East Road, Shanghai
PRC

股份過戶登記處

香港證券登記有限公司
香港灣仔
皇后大道東183號
合和中心17M樓

BNY Mellon Depositary Receipts
P.O. Box 43006
Providence, RI 02940-3006
U.S.A.

中國証券登記結算有限責任公司
上海分公司
中國
上海市陸家嘴東路166號
中國保險大廈36樓

CORPORATE HEADQUARTERS

278 Ji Chang Road
Guangzhou
PRC 510405
Website: www.csair.com

公司總部

中國廣州
機場路278號，510405
網址：www.csair.com

PLACE OF BUSINESS IN HONG KONG

Unit B1, 9th Floor
United Centre
95 Queensway
Hong Kong

香港註冊辦事處

香港
金鐘道95號
統　中心
9樓B1室

INTERNATIONAL AUDITORS

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Hong Kong

境外核數師

畢馬威會計師事務所
執業會計師
香港
遮打道10號
中環太子大廈
8樓

PRC AUDITORS

KPMG Huazhen (Special General Partnership)
8/F, Office Tower E2
Oriental Plaza
No. 1 East Chang An Avenue
Beijing
PRC
Postcode 100738

境內審計師

畢馬威華振會計師事務所(特殊普通合夥)
中國
北京市
東長安街1號
東方廣場
東一座辦公樓8層
郵編：100738

財務摘要
Financial Highlights

The board (the "Board") of directors (the "Directors") of the Company hereby presents below the consolidated results of the Group for the year ended 31 December 2012, prepared in accordance with International Financial Reporting Standards ("IFRSs"), together with the comparative figures for the corresponding period in 2011. The following consolidated results should be read in conjunction with the financial statements and the Independent Auditor's Report contained in this annual report (the "Annual Report").

本公司之董事會謹宣佈本集團截至2012年12月31日止年度按國際財務報告準則編製的業績，以及2011年同期的比較數字。下列的合併業績應與本年度報告(「年度報告」)所載的財務報表及獨立核數師報告一併閱讀：

CONSOLIDATED INCOME STATEMENT

合併利潤表

		For the year ended 31 December 截至十二月三十一日止年度				2012 vs 2011 Increase/ (decrease) 二零一二年比二零一一年 增長／(減少)
		2012 二零一二年 RMB million 人民幣百萬元	2011 二零一一年 RMB million 人民幣百萬元	2012 二零一二年 HK$ million 港幣百萬元	2012 二零一二年 US$ million 美元百萬元	
Traffic revenue:	運輸收入：					
Passenger	客運收入	89,544	81,492	110,439	14,246	10%
Cargo and mail	貨郵運收入	6,556	5,760	8,086	1,043	14%
		96,100	87,252	118,525	15,289	10%
Other operating revenue	其他經營收入	3,414	3,143	4,211	543	9%
Total operating revenue	經營收入總額	99,514	90,395	122,736	15,832	10%
Operating expenses:	營運開支：					
Flight operations	航班營運開支	54,690	48,344	67,452	8,701	13%
Maintenance	維修開支	7,971	7,531	9,831	1,268	6%
Aircraft and traffic servicing	飛機及運輸服務開支	14,072	12,337	17,356	2,239	14%
Promotion and sales	宣傳及銷售開支	7,134	6,568	8,799	1,135	9%
General and administrative	行政及管理開支	2,425	2,807	2,991	386	(14%)
Impairment on property, plant and equipment	物業、廠房及設備減值	–	584	–	–	(100%)
Depreciation and amortisation	折舊及攤銷	8,264	7,689	10,192	1,315	7%
Others	其他	1,321	1,203	1,629	210	10%
Total operating expenses	營運開支總額	95,877	87,063	118,250	15,254	10%
Other net income	其他收入淨額	1,462	1,021	1,803	233	43%
Operating profit	經營利潤	5,099	4,353	6,289	811	17%

財務摘要
Financial Highlights

		For the year ended 31 December 截至十二月三十一日止年度				2012 vs 2011 Increase/ (decrease)
		2012 二零一二年 **RMB million** 人民幣百萬元	2011 二零一一年 RMB million 人民幣百萬元	**2012** 二零一二年 **HK$ million** 港幣百萬元	**2012** 二零一二年 **US$ million** 美元百萬元	二零一二年比 二零一一年 增長／ (減少)
Interest income	利息收入	**235**	179	**290**	**37**	31%
Interest expense	利息支出	**(1,376)**	(1,067)	**(1,697)**	**(219)**	29%
Share of associates' results	應佔聯營公司業績	**317**	456	**391**	**51**	(30%)
Share of jointly controlled entities' results	應佔合營公司業績	**121**	125	**149**	**19**	(3%)
Exchange gain, net	匯兑收益，淨額	**267**	2,755	**329**	**43**	(90%)
Other non-operating income	其他營業外收入	**75**	129	**93**	**12**	(42%)
Profit before taxation	税前利潤	**4,738**	6,930	**5,844**	**754**	(32%)
Income tax	所得税費用	**(954)**	(840)	**(1,177)**	**(152)**	14%
Profit for the year	本年利潤	**3,784**	6,090	**4,667**	**602**	(38%)
Attributable to:	以下人士應佔：					
Equity shareholders of the Company	本公司股東	**2,619**	5,110	**3,230**	**417**	(49%)
Non-controlling interests	非控股權益	**1,165**	980	**1,437**	**185**	19%
Profit for the year	本年利潤	**3,784**	6,090	**4,667**	**602**	(38%)
Earnings per share	每股利潤					
Basic and diluted	基本及攤薄	**RMB0.27**	RMB0.52	**HK$0.33**	**USD0.04**	(48%)

Note:

The above consolidated income statement has been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into Hong Kong dollars ("HK$") and United States dollars ("US$") solely for the convenience of readers have been made at the rates of HK$1.00 to RMB0.8108 and US$1.00 to RMB6.2855, respectively, being the average of the buying and selling rates as quoted by the People's Bank of China at the close of business on 31 December 2012. No representation is made that the RMB amounts could have been or could be converted into HK$ or US$ at these rates on 31 December 2012 or on any other date.

註釋：

以上的合併利潤表以中國法定貨幣人民幣為計算單位。為方便讀者對照，表中以人民幣列示的金額已按中國人民銀行於2012年12月31日營業時間結束時公布的買入價和賣出價的中間價，1港元兑人民幣0.8108元和1美元兑人民幣6.2855元分別折算為港元和美元。但這並不表明人民幣金額可以按2012年12月31日或其他日期的兑換率兑換成港元或美元。

財務摘要
Financial Highlights

Passenger Traffic (RPK)
million
客運量（收費客公里）
百萬


160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
122,344.29
135,534.73
2011
2012

Passenger Traffic Capacity (ASK)
million
客載運力（可用座位公里）
百萬


180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
151,064.10
169,569.13
2011
2012

Yield (Yield per RPK)
RMB
收益（每收費客公里收益）
人民幣元


0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
0.67
0.66
2011
2012

Total Revenue 2012
RMB million
總收入二零一二年
人民幣百萬元



- Domestic passenger revenue 73,845 (74.3%)
- Hong Kong, Macau and Taiwan passenger revenue 2,133 (2.1%)
- International passenger revenue 13,566 (13.6%)
- Cargo and mail revenue 6,556 (6.6%)
- Other operating revenue 3,414 (3.4%)

- 國內客運收入 73,845 (74.3%)
- 港澳臺地區客運收入 2,133 (2.1%)
- 國際客運收入 13,566 (13.6%)
- 貨運及郵運收入 6,556 (6.6%)
- 其他經營收入 3,414 (3.4%)

Passenger Traffic Capacity Available Seat Kilometres ("ASK") 2012
million
客載運力（可用座位公里）二零一二年
百萬



- Domestic 131,821.86 (77.8%)
- Hong Kong, Macau and Taiwan 3,464.29 (2.0%)
- International 34,282.98 (20.2%)

- 國內 131,821.86 (77.8%)
- 港澳臺地區 3,464.29 (2.0%)
- 國際 34,282.98 (20.2%)

Passenger Traffic Revenue Passenger Kilometres ("RPK") 2012
million
客運量（收費客公里）二零一二年
百萬



- Domestic 107,278.56 (79.1%)
- Hong Kong, Macau and Taiwan 2,536.91 (1.9%)
- International 25,719.26 (19.0%)

- 國內 107,278.56 (79.1%)
- 港澳臺地區 2,536.91 (1.9%)
- 國際 25,719.26 (19.0%)



Si Xian Min
Chairman

司獻民
董事長

Looking into 2013, global economy will undergo a moderate recovery. However, there are still uncertainties prolonging the weak growth. China's economic development will remain in a period of strategic opportunities and is expected to recover moderately in 2013.

展望2013年，世界經濟形勢將有一定的好轉，但仍面臨諸多不確定因素的困擾，預計弱勢增長的態勢仍將延續。中國經濟發展仍處於重要的戰略機遇期，預計2013年中國經濟將溫和復蘇。

董事長致辭
Chairman's Statement

Si Xian Min
Chairman

In 2012, affected by several factors such as slower economic growth rate of the developed economies including the European and the US and the slowdown in economic growth of emerging economies, global economy recovered at a slow pace. Facing weak external demand, slower economic growth rate and other challenges, China promptly strengthened and improved its macroeconomic control and promoted the adjustment of economic structure, which maintained a moderate and steady economic growth in spite of the adverse internal and external environment. In 2012, international aviation markets continued to be sluggish under influence of the global economic situation. Benefitted from the steady growth of the China's economy and the growing household consumption demand, the domestic civil aviation demand maintained a growth. However, due to several factors such as rapid growth in capacity of the industry, intensified market competition, high jet fuel price and a significant decrease in exchange gain, the operation of airlines was adversely affected. Facing the serious economic environment, the Company actively responded to the challenge of the decrease in the growth of the traffic volume in global aviation market by seizing the strategic opportunity of rapid development in China's civil aviation. Through strengthening safety management, accelerating strategic transformation, actively adjusting and optimizing market structure and significantly raising its service standards, the Company maintained the best safety record among airlines in China, thereby effectively enhancing the Company's comprehensive competitiveness and achieved good operating results.

During the reporting period, the Company further strengthened the idea of "unceasing safety" by continuously increasing safety management and committing to enhancing safe aviation quality and safety management level, thus achieved a good safety performance. In 2012, the Group completed a total of 1,680,700 safe flight hours, representing an increase of 173,400 hours as compared with the previous year and accumulating safe flight hours to over 10,000,000, and maintained 158 consecutive months of aviation safety and 222 consecutive months of aviation security. The Group maintained the best safety record among airlines in China and was granted the "Safe Flight Diamond Award" by the Civil Aviation Administration of China.

During the reporting period, facing the difficult business environment, the Company actively adjusted and optimized the structure by untiringly consolidating the domestic market and developing international market and took efforts to increase income and strictly control cost, thereby effectively offset risks accompanying the economic downturn and the stagnation in the industry, and maintained its status in the industry. Furthermore, 7 aircraft were retired or returned upon expiration of lease terms and 54 new aircraft were added, which further optimized the fleet structure.

司獻民
董事長

2012年，受歐美等發達經濟體經濟增長乏力及新興經濟體經濟增速下滑等因素影響，全球經濟復蘇步伐緩慢。面對外部需求不振及經濟增速下滑等挑戰，中國及時加強和改善宏觀調控，推進經濟結構調整，在艱難的內外部環境下保持了經濟適度平穩增長。2012年，國際航空市場受全球經濟形勢等因素影響增速繼續放緩。受益於中國經濟的平穩增長和居民消費需求的不斷提升，國內民航客運需求仍然保持增長，但行業運力快速增加、市場競爭不斷加劇，航油價格居高不下，匯兑收益大幅減少等因素對航空公司的經營造成了不利影響。面對嚴峻的經濟環境，本公司緊抓中國民航快速發展的戰略機遇，積極面對全球航空運量增速放緩的挑戰，通過加大安全監管力度，深入推進戰略轉型，積極調整優化市場結構，持續提升服務水平，保持了中國民航安全飛行最高紀錄，公司的綜合競爭實力不斷增強，實現了較好的經營效益。

報告期內，本公司進 步強化「持續安全」理念，不斷加大安全監管力度，努力提高安全運行品質和安全管理水平，取得了良好的安全業績。2012年本集團共完成運輸飛行168.07萬小時，同比增加17.34萬小時，累計安全飛行突破千萬小時，連續保證了158個月的飛行安全和222個月的空防安全，保持了中國民航安全飛行最高紀錄，並獲得中國民航局頒發的「飛行安全鑽石獎」。

報告期內，面對嚴峻的經營形勢，本公司積極調整優化結構，深耕國內市場，拓展國際市場，努力擴大收入，從嚴控制成本，有效抵禦了經濟增速放緩和行業低迷帶來的風險，保持了行業地位。此外，全年淘汰、退租飛機7架，新進飛機54架，機隊結構進 步優化。

董事長致辭
Chairman's Statement

During the reporting period, the Company, aiming to become an energy saving company and bearing in mind its social responsibility, actively practiced the idea of "green flight" and advocated low-carbon travel to its customers. In 2012, energy efficiency of the Company was the same as 2011, which maintained a high standard and brought the Company into rankings such as "China Top Green Companies 2012" and "Top 100 Enterprises of Social Responsibility". In 2012, the Company donated RMB10.12 million to Foundation for Poverty Alleviation in Guangdong Province and different types of schools, thereby effectively performed its social responsibility.

Looking into 2013, global economy will undergo a moderate recovery. However, there are still uncertainties prolonging the weak growth. China's economic development will remain in a period of strategic opportunities and is expected to recover moderately in 2013, which, however, affected by adverse factors such as domestic macroeconomic control and weak external demand, will not be a robust rebound. Under the influence of the overall global economic environment, demand for international aviation is expected to maintain its low growth rate in 2013. Driven by the moderate recovery of China's economy, industrialization, urbanization, informatization, agricultural modernization and implementation of the double income plan, overall demand in China's aviation market is expected to gradually pick up speed. On the other hand, with its expansion in fleet, flight and route, the Company must be more cautious about flight safety. It is expected that annual capacity of civil aviation will maintain a rapid growth, which will intensify competition in the industry. In addition, demand for short and mid-distance aviation will be further suppressed by the coming into service of the high-speed rail network. In 2013, affected by geographic politics and continued quantitative easing monetary policy of major economies, international oil price may rise and thus adversely affect operating results of the Company. In preparation for this, the Company will conduct serious research on changes in internal and external environment in 2013 in order to strengthen safety management capability and actively enhance management level by sufficiently utilizing advantages in operational development. The Company will also optimize its route structure and strictly control cost to actively enhance operating efficiency; carry out in-depth strategic transformation and utilize its advantage as a network hub to actively cope with the competition of high-speed rail; enhance fuel efficiency through modification to engines and optimization of fleet structure and route, and take into account the reduction of the adverse impact of oil price fluctuations on the Company by its fuel hedging. Priorities will be given to the following tasks:

報告期內，公司以創建節能型企業為目標，牢記社會責任，積極踐行「綠色飛行」理念，大力倡導顧客低碳出行。2012年公司能源利用效率與2011年基本持平，保持了較高水準，先後上榜「2012中國百強綠色公司」、「社會責任百強企業」。2012年公司向廣東省扶貧基金會、各類學校捐款人民幣1,012萬元，有效履行了社會責任。

展望2013年，世界經濟形勢將有　定的好轉，但仍面臨諸多不確定因素的困擾，預計弱勢增長的態勢仍將延續。中國經濟發展仍處於重要的戰略機遇期，預計2013年中國經濟將溫和復蘇，但受國內宏觀調控、外需不振等因素影響，難以出現大幅反彈。受世界整體經濟環境影響，預計2013年國際航空運輸需求將繼續保持低速增長。隨著國內經濟的溫和復蘇、工業化、城鎮化、信息化和農業現代化這「新四化」和收入倍增計劃實施的影響，國內航空市場整體需求增速預計將逐步回升。與此同時，隨著公司機隊規模的擴大、航班和航線數量的增多，公司面臨的飛行安全壓力也越來越大。預計全年全民航的運力將保持快速增長，行業競爭會日趨激烈。此外，高鐵網絡的逐步開通運營，將對中短途航空運輸帶來進　步的衝擊。2013年國際油價受地緣政治和主要經濟體延續量化寬鬆貨幣政策等因素影響，可能出現上漲並對公司經營業績造成不利影響。為此，2013年本公司將認真研究內外部環境的變化，充分把握經營發展的有利條件，強化安全管控能力，積極提升管理水平；優化航線結構，嚴控成本，積極提升經營效益；深入推進戰略轉型，發揮網絡樞紐優勢，積極應對高鐵競爭；通過發動機改造、優化機隊結構和航路等方式提高燃油使用效率，並積極考慮通過燃油套保降低油價波動對公司的不利影響，重點做好以下工作：

董事長致辭
Chairman's Statement

1. To enhance safety management level to ensure the realization of safety operation

   In 2013, the Company will continue to strengthen its safety management capability, and will make safety management more standardized and scientific by adopting advanced philosophy and scientific management methods. The Company will increase training management for the establishment of a safety team; put emphasis on process management and strictly observe regulations and standards; enhance the safety responsibilities to implement safety accountability strictly; and innovate in safety management mode for the establishment of safety management systems. In 2013, the Company must eliminate aviation transport accident and major general aviation accident, as well as major aviation on-ground accident and major aircraft repair and maintenance accident so as to realize our goal in the aviation safety year.

2. To enhance operating efficiency through various methods

   In 2013, the Company will conduct serious assessment on situations to discover market potential, strengthen competitive advantage in key markets and enhance business capability. The Company will increase cost management, improve supervision mechanism on cost reduction and efficiency enhancement, assess prospects of cargo markets for better cargo marketing and amend its weakness by leveraging on its advantages to actively cope with competition of the high-speed rail.

3. To emphasize both quality and quantity and firmly push forward the strategic transformation

   In 2013, the Company will continue to concentrate its resources on strengthening the Guangzhou hub, refining the Beijing hub and solidifying and reorganizing the Urumqi hub and the Chongqing hub. The Company will implement quality transformation starting from the "Canton Route" to steadily push forward its internationalization, carry on its organizational transformation to further optimize structure, and establish management systems adapted to its strategic transformation and business development to enhance efficiency of core resources allocation.

4. To put effort in comprehensive budget management for better comprehensive management

   In 2013, the Company will carry out comprehensive budget management systematically in stages with focus on budget formulation and process control and introduce comprehensive benchmarking to find out points and methods of cost reduction. The Company will learn from experience of foreign advanced companies to raise staff's budget awareness and control process and effect of budget. Management will be guided by rules to enhance each fundamental management.

5. To enhance level of both ground and on-board services

   In 2013, the Company will continue to enhance quality of on-board services by specifying service standards, improving cabin equipment, diversifying in-flight entertainment and striving to design unique flight meals with our characteristics. The Company will focus on improving quality of ground services by improving transit process and services, increase capability of ordinary and extraordinary flight services and decrease luggage error. The Company will raise staff's service consciousness and techniques to actively make innovation in service with the improved incentive mechanism in order to establish a unique service brand with characteristics of China Southern Airlines.

1、 提升安全管理水平，確保實現安全運營

   2013年，本公司將繼續提高安全管控能力，採用先進理念和科學管理方法，提升安全管理的規範性和科學性。公司將加強培訓管理，抓好安全隊伍建設；強調過程管理，嚴格規章標準；強化安全責任落實，嚴格責任追究；創新安全管理模式，加強安全管理體系建設。2013年公司要杜絕運輸飛行事故和通用航空重大飛行事故，杜絕重大航空地面事故和重大航空器維修事故，全力實現航空安全年。

2、 多管齊下，努力提升經營效益

   2013年，本公司將認真研判形勢，挖掘市場潛力，強化關鍵市場競爭優勢，提升經營能力；強化成本管理，完善降本增效監督機制；認真研究貨運市場前景，抓好貨運營銷；揚長避短，積極應對高鐵競爭。

3、 質量並舉，深入推進戰略轉型

   2013年，本公司將繼續集中優勢資源，強化樞紐建設，做大做強廣州樞紐，做精做優北京樞紐，做實做細烏魯木齊和重慶樞紐；以「廣州之路」為抓手，提高轉型質量，扎實穩妥推動國際化進程；繼續推進組織轉型，進一步優化組織架構，建立適應戰略轉型和業務發展需要的管控體系，提高核心資源配置效率。

4、 大力推進全面預算管理，帶動管理全面提升

   2013年，公司要分步驟、有計劃地推動全面預算管理，重點抓好預算編製和過程控制，開展全面對標，找到降低成本的重點和辦法。公司要學習借鑒國外先進企業的經驗，增強全員預算意識，控制預算的過程與效果，以制度約束管理，從而帶動各項基礎管理的提升。

5、 空地共進，全面提高服務水平

   2013年，本公司要繼續提升空中服務質量，規範服務標準，改善客艙設備，豐富機上娛樂，努力打造具有南航特色的客艙餐食；要重點改善地面服務質量，繼續完善中轉流程，改善中轉服務，提高航班正常性和不正常航班服務保障能力，降低行李差錯率；要努力提高員工的服務意識和服務技能，積極推進服務創新，完善創新激勵機制，努力打造具有南航特色的服務品牌。



Tan Wan Geng
President

譚萬庚
總經理

During the reporting period, the Company steadily pushed forward its internationalization and in-depth strategic transformation, comprehensively enhanced service level, actively promoted brand image, strived for higher revenue quality and strictly controlled operational cost, thereby obtained its good operation results, strengthened its overall competitiveness and maintained its status in the industry.

報告期內，本公司穩步推進國際化，深入推進戰略轉型，全面提升服務水平，積極推廣品牌形象，努力提高收入質量，從嚴控制經營成本，取得了較好的經營效益，增強了綜合競爭實力，保持了行業地位。

管理層對財務狀況及業績的討論與分析
Management Discussion and Analysis

During the reporting period, facing threats and challenges posed by certain adverse operating factors such as the rapid growth in capacity, intensified competition in the industry and full impact of the high-speed rail, the Company steadily pushed forward its internationalization and in-depth strategic transformation, comprehensively enhanced service level, actively promoted brand image, strived for higher revenue quality and strictly controlled operational cost, thereby obtained its good operation results, strengthened its overall competitiveness and maintained its status in the industry.

報告期內，面對運力快速增長、行業競爭加劇、高鐵全面衝擊等不利經營因素帶來的威脅與挑戰，本公司穩步推進國際化，深入推進戰略轉型，全面提升服務水平，積極推廣品牌形象，努力提高收入質量，從嚴控制經營成本，取得了較好的經營效益，增強了綜合競爭實力，保持了行業地位。



管理層對財務狀況及業績的討論與分析
Management Discussion and Analysis

During the reporting period, the Company launched a new route from Guangzhou to London, increased the flight frequency of international routes such as from Guangzhou to Vancouver. The Company, taking the opportunity of opening routes from Guangzhou to London, actively constructed the "Canton Route" to build Guangzhou into a hub connecting Europe and Oceania and Southeast Asia, which significantly increased international influence of the Company. During the reporting period, the Company continued to strengthen hub establishment, thereby further strengthened the integrated support capability of hubs and improved route network. During the reporting period, number of transit passengers and transit sales income of the Company increased significantly, marking the Company's advancing to its goal of becoming an airline of international standard operating with a large-scale network.

報告期內，本公司新開廣州至倫敦航線，加密廣州至溫哥華等國際航線，並以開通倫敦航線為契機，積極構建「廣州之路」，努力把廣州打造成歐洲來往大洋洲和東南亞的中轉樞紐，公司的國際影響力明顯提升。報告期內，本公司不斷加強樞紐建設，樞紐綜合保障能力進 步增強，航線網絡日趨完善。報告期內，本公司中轉旅客人數及銷售收入均持續大幅提升，繼續向建設國際化規模網絡型航空公司的目標不斷邁進。

During the reporting period, the Company launched its "Year of International Brand Service" and activity put more resources in services. These attempts improved premises where high-end passengers were served and enriched services in first and business class cabins of international long-distance routes, thereby further elevated quality of ground and on-board services. It also improved the four-grade alert and response mechanism, which enhanced service support capability of extraordinary flights and pushed normal flight rate of the year up to 2.9 percentage points over the industry average. During the reporting period, through activities such as Sydney Festival, the Company actively promoted the brand of China Southern Airlines and was selected by "Fortune" Magazine as 2012 Top 50 Most Praised Companies of China and ranked the top in the Traffic, Transportation and Logistics Star Rankings.

報告期內，本公司開展「國際品牌服務年」活動，加大服務投入，改善了高端旅客服務場所，豐富了國際長航線兩艙服務內容，空地服務質量進 步提高；完善了四級預警響應機制，提升了不正常航班的服務保障能力，全年航班正常率高於行業平均值2.9個百分點。報告期內本公司通過悉尼文化節等活動積極推廣南航品牌，榮獲《財富》雜誌2012年最受讚賞中國公司50強，位列交通、運輸及物流行業明星榜的首位。





管理層對財務狀況及業績的討論與分析
Management Discussion and Analysis

OPERATING DATA SUMMARY

經營數據摘要

The following table sets forth certain financial information and operating data by geographic regions:

下表列出按地區分析的若干財務和營運數據：

		For the year ended 31 December 截至12月31日止年度 2012 2012年	2011 2011年	2012 vs 2011 Increase/(decrease) 2012年比2011年 增長/(減少)
Traffic	**空運量**			
Revenue passenger kilometres (RPK) (million)	收費客公里(RPK)(百萬)			
– Domestic	–國內	**107,278.56**	99,673.63	**7.6%**
– Hong Kong, Macau and Taiwan	–港澳臺地區	**2,536.91**	2,082.35	**21.8%**
– International	–國際	**25,719.26**	20,588.31	**24.9%**
Total	合計	**135,534.73**	122,344.29	**10.8%**
Revenue tonne kilometres (RTK) (million)	收費噸公里(RTK)(百萬)			
– Domestic	–國內	**10,924.30**	10,195.00	**7.2%**
– Hong Kong, Macau and Taiwan	–港澳臺地區	**242.43**	197.93	**22.5%**
– International	–國際	**4,993.39**	4,068.09	**22.7%**
Total	合計	**16,160.12**	14,461.02	**11.7%**
Passengers carried (thousand)	載客人次(千)			
– Domestic	–國內	**77,634.23**	72,926.29	**6.5%**
– Hong Kong, Macau and Taiwan	–港澳臺地區	**1,928.54**	1,766.56	**9.2%**
– International	–國際	**6,922.22**	5,984.18	**15.7%**
Total	合計	**86,484.99**	80,677.03	**7.2%**
Cargo and mail carried (thousand tonnes)	貨運及郵運量(千噸)			
– Domestic	–國內	**890.38**	856.91	**3.9%**
– Hong Kong, Macau and Taiwan	–港澳臺地區	**15.66**	12.77	**22.6%**
– International	–國際	**325.82**	265.45	**22.7%**
Total	合計	**1,231.86**	1,135.13	**8.5%**
Capacity	**載運力**			
Available seat kilometres (ASK) (million)	可用座位公里(ASK)(百萬)			
– Domestic	–國內	**131,821.86**	120,462.20	**9.4%**
– Hong Kong, Macau and Taiwan	–港澳臺地區	**3,464.29**	2,752.53	**25.9%**
– International	–國際	**34,282.98**	27,849.37	**23.1%**
Total	合計	**169,569.13**	151,064.10	**12.2%**
Available tonne kilometres (ATK) (million)	可用噸公里(ATK)(百萬)			
– Domestic	–國內	**15,069.70**	14,145.21	**6.5%**
– Hong Kong, Macau and Taiwan	–港澳臺地區	**396.74**	316.35	**25.4%**
– International	–國際	**7,598.25**	6,333.84	**20.0%**
Total	合計	**23,064.69**	20,795.40	**10.9%**

管理層對財務狀況及業績的討論與分析
Management Discussion and Analysis

		For the year ended 31 December 截至12月31日止年度 2012 2012年	2011 2011年	2012 vs 2011 Increase/(decrease) 2012年比2011年增長／(減少)
Load factor	載運率			
Passenger load factor (RPK/ASK) (%)	客座率(RPK/ASK)(%)			
– Domestic	－國內	**81.4**	82.7	**(1.6%)**
– Hong Kong, Macau and Taiwan	－港澳臺地區	**73.2**	75.7	**(3.3%)**
– International	－國際	**75.0**	73.9	**1.5%**
Overall	平均	**79.9**	81.0	**(1.4%)**
Overall load factor (RTK/ATK) (%)	總體載運率(RTK/ATK)(%)			
– Domestic	－國內	**72.5**	72.1	**0.6%**
– Hong Kong, Macau and Taiwan	－港澳臺地區	**61.1**	62.6	**(2.4%)**
– International	－國際	**65.7**	64.2	**2.3%**
Overall	平均	**70.1**	69.5	**0.9%**
Yield	收益			
Yield per RPK (RMB)	每收費客公里收益(人民幣)			
– Domestic	－國內	**0.69**	0.68	**1.5%**
– Hong Kong, Macau and Taiwan	－港澳臺地區	**0.84**	0.88	**(4.5%)**
– International	－國際	**0.53**	0.56	**(5.4%)**
Overall	平均	**0.66**	0.67	**(1.5%)**
Yield per RTK (RMB)	每收費噸公里收益(人民幣)			
– Domestic	－國內	**6.96**	6.90	**0.9%**
– Hong Kong, Macau and Taiwan	－港澳臺地區	**9.20**	9.69	**(5.1%)**
– International	－國際	**3.57**	3.67	**(2.7%)**
Overall	平均	**5.95**	6.03	**(1.3%)**
Fleet	機隊			
Total number of aircraft at year end	年末飛機總數			
– Boeing	－波音	**243**	223	**9.0%**
– Airbus	－空中客車	**225**	208	**8.2%**
– Others	－其他	**23**	13	**76.9%**
Total	合計	**491**	444	**10.6%**
Overall utilisation rate (hours per day)	總體飛機日利用率(小時／日)			
– Boeing	－波音	**10.04**	10.02	**0.2%**
– Airbus	－空中客車	**9.95**	9.74	**2.2%**
– Others	－其他	**5.97**	8.54	**(30.1%)**
Overall	平均	**9.81**	9.80	**0.1%**

管理層對財務狀況及業績的討論與分析
Management Discussion and Analysis

FINANCIAL PERFORMANCE

Part of the financial information presented in this section is derived from the Company's audited financial statements that have been prepared in accordance with IFRSs.

The profit attributable to equity shareholders of the Company of RMB2,619 million was recorded in 2012 as compared to the profit attributable to equity shareholders of the Company of RMB5,110 million in 2011. The Group's operating revenue increased by RMB9,119 million or 10.1% from RMB90,395 million in 2011 to RMB99,514 million in 2012. Passenger load factor decreased by 1.1 percentage points from 81.0% in 2011 to 79.9% in 2012. Passenger yield (in passenger revenue per RPK) decreased by 1.5% from RMB0.67 in 2011 to RMB0.66 in 2012. Average yield (in traffic revenue per RTK) decreased by 1.3% from RMB6.03 in 2011 to RMB5.95 in 2012. Operating expenses increased by RMB8,814 million or 10.1% from RMB87,063 million in 2011 to RMB95,877 million in 2012. Operating profit of RMB5,099 million was recorded in 2012 as compared to operating profit of RMB4,353 million in 2011, increased by RMB746 million.

財務表現

以下討論與分析涉及的部分財務數據摘自本公司按照國際財務報告準則編制並經審計的財務報表。

2012年本公司股東應佔的利潤為人民幣26.19億元，而2011年本公司股東應佔的利潤為人民幣51.10億元。本集團的經營收入由2011年的人民幣903.95億元上升人民幣91.19億元或10.1%至2012年的人民幣995.14億元。客座率由2011年的81.0%下降1.1個百分點至2012年的79.9%。客運收益(以每收費客公里之客運收入計算)由2011年的人民幣0.67元下降至2012年的人民幣0.66元，降幅為1.5%。平均收益(以每收費噸公里之運輸收入計算)由2011年的人民幣6.03元下降至2012年的人民幣5.95元，降幅為1.3%。營運開支則由2011年的人民幣870.63億元上升人民幣88.14億元至2012年的人民幣958.77億元，升幅為10.1%。2012年的經營利潤為人民幣50.99億元，而2011年之經營利潤為人民幣43.53億元，上升人民幣7.46億元。

OPERATING REVENUE

經營收入

		2012 2012年 Operating revenue 經營收入		2011 2011年 Operating revenue 經營收入		Changes in revenue 變動
		RMB million 人民幣百萬元	Percentage 百分比	RMB million 人民幣百萬元	Percentage 百分比	
Traffic revenue	運輸收入	96,100	96.6%	87,252	96.5%	10.1%
Including: Passenger revenue	其中：客運收入	89,544		81,492		9.9%
– Domestic	–國內客運收入	73,845		68,222		8.2%
– Hong Kong, Macau and Taiwan	–港澳臺客運收入	2,133		1,834		16.3%
– International	–國際客運收入	13,566		11,436		18.6%
Cargo and mail revenue	貨郵運收入	6,556		5,760		13.8%
Other operating revenue	其他經營收入	3,414	3.4%	3,143	3.5%	8.6%
Mainly including: Commission income	主要包括：佣金收入	757		643		17.7%
Hotel and Travel services income	酒店及旅遊服務收入	647		614		5.4%
Ground services income	地面服務收入	350		368		(4.9%)
Expired sales in advance of carriage	逾期票證結算	495		309		60.2%
General aviation income	通用航空服務收入	445		322		38.2%
Aircraft wet lease income	飛機濕租收入	2		319		(99.4%)
Total operating revenue	經營收入總額	99,514	100.0%	90,395	100.0%	10.1%
Less: fuel surcharge income	減：燃油附加費收入	(13,378)		(11,699)		
Total operating revenue excluding fuel surcharge	經營收入總額(不含燃油附加費)	86,136		78,696		

管理層對財務狀況及業績的討論與分析
Management Discussion and Analysis


Traffic revenue composition
運輸收入構成
(RMB million人民幣百萬元)
6,556 (6.8%)
89,544 (93.2%)
2012
5,760 (6.6%)
81,492 (93.4%)
2011
Passenger Revenue
客運收入
Cargo and Mail Revenue
貨郵運收入


Passenger revenue composition
客運收入構成
(RMB million人民幣百萬元)
13,566 (15.1%)
2,133 (2.4%)
73,845 (82.5%)
2012
11,436 (14.0%)
1,834 (2.3%)
68,222 (83.7%)
2011
Domestic
國內客運收入
Hong Kong, Macau and Taiwan
港澳台客運收入
International
國際客運收入

Substantially all of the Group's operating revenue is attributable to airline and airline-related operations. Traffic revenue accounted for 96.6% and 96.5% of total operating revenue in 2012 and 2011, respectively. Passenger revenue and cargo and mail revenue accounted for 93.2% and 6.8%, respectively of the total traffic revenue in 2012. The other operating revenue is mainly derived from commission income, hotel and travel services income, fees charged for ground services rendered to other Chinese airlines, income from expired sales in advance of carriage and general aviation income.

本集團的經營收入絕大部分來自航空運輸及與之相關的業務。運輸收入在2012年及2011年分別佔經營收入的96.6%及96.5%。在2012年的運輸收入中93.2%為客運收入，6.8%則為貨郵運收入。本集團的其他經營收入主要來自佣金收入、酒店及旅遊服務收入、向其他國內航空公司提供地面服務的收費、逾期票證結算及通用航空服務收入。

The increase in operating revenue was primarily due to a 9.9% increase in passenger revenue from RMB81,492 million in 2011 to RMB89,544 million in 2012. The total number of passengers carried increased by 7.2% to 86.48 million passengers in 2012. RPKs increased by 10.8% from 122,344 million in 2011 to 135,535 million in 2012, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK decreased from RMB0.67 in 2011 to RMB0.66 in 2012.

經營收入上升的主要原因是客運收入由2011年的人民幣814.92億元上升9.9%至2012年的人民幣895.44億元。載客總人次在2012年增加7.2%至8,648萬人次。收費客公里由2011年的1,223.44億客公里，增加10.8%至2012年的1,355.35億客公里，主要由於載客人數增加。本年的每收費客公里收益由2011年的人民幣0.67元降至2012年的人民幣0.66元。

管理層對財務狀況及業績的討論與分析
Management Discussion and Analysis

Domestic passenger revenue, which accounted for 82.5% of the total passenger revenue in 2012, increased by 8.2% from RMB68,222 million in 2011 to RMB73,845 million in 2012. Domestic passenger traffic in RPKs increased by 7.6%, while passenger capacity in ASKs increased by 9.4%, resulting in a decrease in passenger load factor by 1.3 percentage points from 82.7% in 2011 to 81.4% in 2012. Domestic passenger yield per RPK increased from RMB0.68 in 2011 to RMB0.69 in 2012.

國內客運收入佔2012年總客運收入的82.5%，由2011年的人民幣682.22億元增至2012年的人民幣738.45億元，上升8.2%。國內客運能力(以可用座位公里計算)增加9.4%，以收費客公里計算的客運量同時增加7.6%，客座率由2011年的82.7%下降1.3個百分點至2012年的81.4%。本年的每收費客公里收益由2011年的人民幣0.68元上升至2012年的人民幣0.69元。

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.4% of total passenger revenue, increased by 16.3% from RMB1,834 million in 2011 to RMB2,133 million in 2012. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 21.8%, while passenger capacity in ASKs increased by 25.9%, resulting in a decrease in passenger load factor by 2.5 percentage points from 75.7% in 2011 to 73.2% in 2012. Passenger yield per RPK decreased from RMB0.88 in 2011 to RMB0.84 in 2012.

港澳臺地區客運收入佔總客運收入的2.4%，由2011年的人民幣18.34億元升至2012年的人民幣21.33億元，增加16.3%。港澳臺地區航線的客運能力(以可用座位公里計算)增加25.9%，以收費客公里計算的客運量同時增加21.8%，客座率由2011年的75.7%下降2.5個百分點至2012年的73.2%。每收費客公里收益由2011年的人民幣0.88元下降至2012年的人民幣0.84元。

International passenger revenue, which accounted for 15.1% of total passenger revenue, increased by 18.6% from RMB11,436 million in 2011 to RMB13,566 million in 2012. For international flights, passenger traffic in RPKs increased by 24.9%, while passenger capacity in ASKs increased by 23.1%, resulting in a 1.1 percentage points increase in passenger load factor from 73.9% in 2011 to 75.0% in 2012. Passenger yield per RPK decreased from RMB0.56 in 2011 to RMB0.53 in 2012.

國際客運收入佔總客運收入的15.1%，由2011年的人民幣114.36億元升至2012年的人民幣135.66億元，上升18.6%。國際航線在客運能力(以可用座位公里計算)上升23.1%的同時，以收費客公里計算的客運量上升24.9%，客座率由2011年的73.9%上升1.1個百分點至2012年的75.0%。每收費客公里收益由2011年的人民幣0.56元下降至2012年的人民幣0.53元。

Cargo and mail revenue, which accounted for 6.8% of the Group's total traffic revenue and 6.6% of total operating revenue, increased by 13.8% from RMB5,760 million in 2011 to RMB6,556 million in 2012. The increase was attributable to the increase in cargo traffic volume.

貨郵運收入佔本集團總運輸收入的6.8%，佔總經營收入的6.6%，由2011年的人民幣57.60億元升至2012年的人民幣65.56億元，升幅為13.8%。上升的主要原因是貨運量的上升。

Other operating revenue increased by 8.6% from RMB3,143 million in 2011 to RMB3,414 million in 2012. The increase was primarily due to the general growth in income from various auxiliary operations.

其他經營收入由2011年的人民幣31.43億元增加8.6%至2012年的人民幣34.14億元，增加的主要原因是由於各項業務的正常擴展所致。

OPERATING EXPENSES

營運開支

Total operating expenses in 2012 amounted to RMB95,877 million, representing an increase of RMB8,814 million or 10.1% over 2011, primarily due to the total effect of increases in jet fuel costs, landing and navigation fees, maintenance expenses and other operating costs. Total operating expenses as a percentage of total operating revenue remained at 96.3% in 2011 and 2012.

2012年的總營運開支合共人民幣958.77億元，比2011年上升人民幣88.14億元或10.1%，主要由於航空油料成本、起降費、導航費、維修費和其他經營成本上升的影響所致。總營運開支佔總經營收入的百分比為96.3%，與2011年　致。

管理層對財務狀況及業績的討論與分析
Management Discussion and Analysis

Operating expenses 營運開支		2012 2012年 RMB million 人民幣百萬元	2012 2012年 Percentage 百分比	2011 2011年 RMB million 人民幣百萬元	2011 2011年 Percentage 百分比
Flight operations	航班營運開支	**54,690**	**57.0%**	48,344	55.5%
Mainly including: Jet fuel costs	主要包括：燃油成本	**37,401**		32,675	
Operating lease charges	經營性租賃支出	**4,897**		4,654	
Flight personnel payroll and welfare	機組人員工資及福利	**5,051**		4,412	
Maintenance	維修開支	**7,971**	**8.3%**	7,531	8.7%
Aircraft and traffic servicing	飛機及運輸服務開支	**14,072**	**14.7%**	12,337	14.2%
Promotion and sales	宣傳及銷售開支	**7,134**	**7.5%**	6,568	7.5%
General and administrative	行政及管理開支	**2,425**	**2.5%**	2,807	3.2%
Impairment on property, plant and equipment	物業、廠房及設備減值	**–**	**–**	584	0.7%
Depreciation and amortisation	折舊及攤銷	**8,264**	**8.6%**	7,689	8.8%
Others	其他	**1,321**	**1.4%**	1,203	1.4%
Total operating expenses	營運開支總額	**95,877**	**100.0%**	87,063	100.0%

Composition of operating expenses in 2012
2012年營運開支百分比


1.4%
8.6%
2.5%
7.5%
14.7%
57.0%
8.3%
Flight operations 航班營運開支
Maintenance 維修開支
Aircraft and traffic servicing 飛機及運輸服務開支
Promotion and sales 宣傳及銷售開支
General and administrative 行政及管理開支
Depreciation and amortisation 折舊及攤銷
Others 其他

Comparison of operating expenses
營運開支比較


RMB million
人民幣百萬元
60,000
50,000
40,000
30,000
20,000
10,000
0
2012
2011
Flight operations 航班營運開支
Maintenance 維修開支
Aircraft and traffic servicing 飛機及運輸服務開支
Promotion and sales 宣傳及銷售開支
General and administrative 行政及管理開支
Impairment on property, plant and equipment 物業、廠房及設備減值
Depreciation and amortisation 折舊及攤銷
Others 其他

Flight operations expenses, which accounted for 57.0% of total operating expenses, increased by 13.1% from RMB48,344 million in 2011 to RMB54,690 million in 2012, primarily as a result of increase in jet fuel costs derived from increased consumption of jet fuel and fuel prices. Jet fuel costs, which accounted for 68.4% of flight operations expenses, increased by 14.5% from RMB32,675 million in 2011 to RMB37,401 million in 2012.

Maintenance expenses, which accounted for 8.3% of total operating expenses, increased by 5.8% from RMB7,531 million in 2011 to RMB7,971 million in 2012. The increase was mainly due to the increase in number of engines repaired and routine maintenance during the year.

航班營運開支佔總營運開支的57.0%，由2011年的人民幣483.44億元上升13.1%至2012年的人民幣546.90億元，主要是由於航空油料成本上升及耗用量增加所致。航空油料成本佔航班營運開支的68.4%，由2011年的人民幣326.75億元上升14.5%至2012年的人民幣374.01億元。

維修開支佔總營運開支的8.3%，由2011年的人民幣75.31億元上升5.8%至2012年的人民幣79.71億元，上升的主要原因為今年發動機送修數目增加及日常維修保養的增加所致。

管理層對財務狀況及業績的討論與分析
Management Discussion and Analysis

Aircraft and traffic servicing expenses, which accounted for 14.7% of total operating expenses, increased by 14.1% from RMB12,337 million in 2011 to RMB14,072 million in 2012. The increase was primarily due to a 6.6% rise in landing and navigation fees from RMB8,426 million in 2011 to RMB8,984 million in 2012, resulted from the increase in number of flights, and increase of rental expenses in 2012.

飛機及運輸服務開支佔總營運開支的14.7%，由2011年的人民幣123.37億元增加14.1%至2012年的人民幣140.72億元。主要由於2012年航班班次增加，起降及導航費用由2011年的人民幣84.26億元增加6.6%至2012年的人民幣89.84億元及租賃費用增加。

Promotion and sales expenses, which accounted for 7.5% of total operating expenses, increased by 8.6% from RMB6,568 million in 2011 to RMB7,134 million in 2012.

宣傳及銷售開支佔總營運開支的7.5%，由2011年的人民幣65.68億元增加8.6%至2012年的人民幣71.34億元。

General and administrative expenses, which accounted for 2.5% of the total operating expenses, decreased by 13.6% from RMB2,807 million in 2011 to RMB2,425 million in 2012.

行政及管理開支佔總營運開支的2.5%，由2011年的人民幣28.07億元下降13.6%至2012年的人民幣24.25億元。

Depreciation and amortisation, which accounted for 8.6% of total operating expenses, increased by 7.5% from RMB7,689 million in 2011 to RMB8,264 million in 2012, mainly due to the additional depreciation charges on aircraft delivered in 2012.

折舊及攤銷佔總營運開支的8.6%，由2011年的人民幣76.89億元增加7.5%至2012年的人民幣82.64億元，主要是由於2012年增加飛機的折舊費所致。

OPERATING PROFIT

Operating profit of RMB5,099 and RMB4,353 million was recorded in 2012 and 2011, respectively. The increase in profit was mainly due to the net effect of increase in operating revenue by RMB9,119 million or 10.1% in 2012 and increase in operating expenses by RMB8,814 million or 10.1%.

經營利潤

2012年及2011年的經營利潤分別為人民幣50.99億元及人民幣43.53億元。經營利潤的增加主要是由於經營收入比2011年增加人民幣91.19億元或10.1%；營運開支上升人民幣88.14億元或10.1%。



管理層對財務狀況及業績的討論與分析
Management Discussion and Analysis

OTHER INCOME OR EXPENSES

Other net income increased by RMB441 million from RMB1,021 million in 2011 to RMB1,462 million in 2012, was mainly due to the increase of government grants.

Interest expense increased by RMB309 million from RMB1,067 million in 2011 to RMB1,376 million in 2012 was mainly due to the increase in weighted average bank and other loans balances during the year.

Net exchange gain of RMB267 million and RMB2,755 million was recorded in 2012 and 2011, respectively. The significant decrease was mainly due to the exchange rate of Renminbi to US dollar appreciated significantly in 2011 while remained stable in 2012.

其他收益或開支

其他收入淨額由2011年的人民幣10.21億元增加人民幣4.41億元至2012年的人民幣14.62億元，主要是由於政府補助增加所致。

利息支出由2011年的人民幣10.67億元增加人民幣3.09億元至2012年的人民幣13.76億元，主要因為報告期內銀行及其他貸款加權平均餘額增加所致。

本集團於2012年及2011年分別錄得淨匯兑收益為人民幣2.67億元及人民幣27.55億元，較大的降幅主要是因為2012年人民幣對美元匯率比較穩定，而2011年人民幣對美元平均匯率升幅較大。

INCOME TAX

Income tax expense of RMB954 million was recorded in 2012, the increase by RMB114 million from RMB840 million in 2011, mainly due to the utilisation of unrecognised deductible temporary differences and unused tax losses balance brought forward from prior years and the recognition of deductible temporary differences in 2011.

税項

本集團本年所得税支出為人民幣9.54億元，較2011年所得税支出人民幣8.40億元增加人民幣1.14億元，主要是由於2011年度使用以前年度未確認的可抵扣暫時性差異及未使用税務虧損，以及於2011年度確認可抵扣暫時性差異所致。

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December 2012, the Group's current liabilities exceeded its current assets by RMB31,944 million. For the year ended 31 December 2012, the Group recorded a net cash inflow from operating activities of RMB11,704 million, a net cash outflow from investing activities of RMB12,153 million and a net cash inflow from financing activities of RMB668 million, which in total resulted in a net increase in cash and cash equivalents of RMB219 million.

流動資金情況、財政資源與資本結構

於2012年12月31日，本集團的淨流動負債約為人民幣319.44億元。在截至2012年12月31日止年度，本集團錄得的經營活動現金淨流入淨額約為人民幣117.04億元，投資活動的現金流出淨額約為人民幣121.53億元，融資活動的現金流入淨額約為人民幣6.68億元，現金及現金等價物淨增加約人民幣2.19億元。

		2012 **2012年** **RMB million** 人民幣百萬元	2011 2011年 RMB million 人民幣百萬元
Net cash generated from operating activities	經營活動的現金流入淨額	**11,704**	12,557
Net cash used in investing activities	投資活動的現金流出淨額	**(12,153)**	(21,957)
Net cash generated from financing activities	融資活動的現金流入淨額	**668**	8,859
Net increase/(decrease) in cash and cash equivalents	現金及現金等價物淨增加／（減少）	**219**	(541)

管理層對財務狀況及業績的討論與分析
Management Discussion and Analysis

In 2013 and thereafter, the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at 31 December 2012, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB173,162 million (2011: RMB127,448 million), of which approximately RMB60,369 million (2011: RMB36,414 million) was utilised. The Directors believe that sufficient financing will be available to the Group when and where needed.

就2013年及以後年度，本集團的流動資金狀況主要取決於本集團維持足夠營運現金淨流入以應付到期債務之能力及本集團取得外部融資以應付未來已承擔的資本性開支之能力。於2012年12月31日，本集團獲得國內多家銀行及金融機構的貸款安排，提供最高約人民幣1,731.62億元(2011年：人民幣1,274.48億元)的銀行融資額度。於2012年12月31日，約人民幣603.69億元已被使用(2011年：人民幣364.14億元)。本公司董事相信本集團有足夠的融資。

The Directors have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2013. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital, capital expenditure requirements and dividend payments of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned bank financing which may impact the operations of the Group during the next twelve-month period. The Directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

本公司董事對本集團截至2013年12月31日止12個月的現金流量預測進行了詳盡的審閱。根據這些預測，董事認為本集團的流動資金足以應付該期間的營運資金及資本性開支及股息支付需求。在編製現金流量預測時，董事已充分考慮了本集團的歷史現金需求和其他主要因素，其中包括上述可能會影響本集團未來12個月期間營運的貸款的充裕程度。本公司董事認為，現金流量預測所包括的假設及敏感度是合理的。但是鑑於所有假設受不明朗因素所限，部分或全部的假設是有可能不會實現的。

The analyses of the Group's borrowings are as follows:

本集團的借貸總額分析如下：

Composition of borrowings

借貸總額構成

		2012 **2012年** **RMB million** **人民幣百萬元**	2011 2011年 RMB million 人民幣百萬元	Change 變動
Total borrowings	借貸總額	**73,960**	63,663	16.2%
Fixed rate borrowings	其中：固定利率借貸	**6,139**	6,582	(6.7%)
Floating rate borrowings	浮動利率借貸	**67,821**	57,081	18.8%


6,139 (8.3%)
67,821 (91.7%)
2012
6,582 (10.3%)
57,081 (89.7%)
2011
Floating rate borrowings
浮動利率借貸
Fixed rate borrowings
固定利率借貸

(RMB million人民幣百萬元)

管理層對財務狀況及業績的討論與分析
Management Discussion and Analysis

Analysis of borrowings by currency 借貸總額按幣種分析

		2012 2012年 RMB million 人民幣百萬元	2011 2011年 RMB million 人民幣百萬元
USD	美元	**70,865**	62,338
RMB	人民幣	**807**	766
Others	其他	**2,288**	559
Total	總計	**73,960**	63,663

Maturity analysis of borrowings 借貸總額按到期日分析

		2012 2012年 RMB million 人民幣百萬元	2011 2011年 RMB million 人民幣百萬元
Within 1 year	1年以內	**24,393**	20,573
After 1 year but within 2 years	1年以上，但2年以內	**9,639**	10,832
After 2 years but within 5 years	2年以上，但5年以內	**23,112**	16,559
After 5 years	5年以上	**16,816**	15,699
Total borrowings	借貸總額	**73,960**	63,663

The Group's capital structure at the end of the year is as follows: 本集團於年末的資本結構狀況如下：

		2012 2012年	2011 2011年	Change 變動
Net debts (RMB million)	淨債務（人民幣百萬元）	**86,669**	75,790	14.4%
Total equity (RMB million)	權益總額（人民幣百萬元）	**39,734**	37,777	5.2%
Ratio of net debt to total equity	淨債務對權益總額比率	**218%**	201%	8.5%


39,734
(31.4%)
86,669
(68.6%)
2012
37,777
(33.3%)
75,790
(66.7%)
2011
Net debts
淨債務
Total equity
權益總額
(RMB million人民幣百萬元)

管理層對財務狀況及業績的討論與分析
Management Discussion and Analysis

Net debts (aggregate of bank and other loans, obligations under finance leases, trade payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents and pledged bank deposits) increased by 14.4% to RMB86,669 million at 31 December 2012 from RMB75,790 million at 31 December 2011.

於2012年12月31日，淨債務(銀行及其他貸款、應付融資性租賃負債、應付賬款、票證結算、應付關聯公司款項、預提費用及其他負債的總和減去現金及現金等價物及質押銀行存款)較2011年12月31日的人民幣757.90億元升至人民幣866.69億元，上升了14.4%。

As at 31 December 2012, total equity attributable to equity shareholders of the Company amounted to RMB32,839 million, representing an increase of RMB664 million from RMB32,175 million at 31 December 2011. Total equity at 31 December 2012 amounted to RMB39,734 million (2011: RMB37,777 million).

於2012年12月31日，本公司股東應佔權益為人民幣328.39億元，較2011年12月31日的人民幣321.75億元上升了人民幣6.64億元。於2012年12月31日，權益總額為人民幣397.34億元(2011年：人民幣377.77億元)。

Ratio of net debt to total equity of the Group at 31 December 2012 was increased to 218%, from 201% at 31 December 2011.

本集團於2012年12月31日的淨債務對權益總額比率為218%，在2011年12月31日則為201%。

FINANCIAL RISK MANAGEMENT POLICY

財務風險管理政策

Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People's Bank of China ("PBOC") or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group's obligations under finance leases, bank and other loans and operating lease commitments are denominated in foreign currencies, principally US dollars, Singapore dollars and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency liabilities generally exceed its foreign currency assets.

外滙風險

人民幣不可自由兑換成外幣。所有涉及人民幣的外匯交易必須通過中國人民銀行或其他獲授權買賣外匯的機構或交換中心進行。

本集團大部分的融資性租賃負債、銀行及其他貸款及經營租賃承擔均以外幣為單位，主要是美元、新加坡元及日元。由於本集團的外幣負債 般都高於外幣資產，故此人民幣兑外幣的貶值或升值都會對本集團的業績構成重大影響。

Jet fuel price risk

The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group's exposure to the fluctuations in domestic jet fuel prices. However, according to a pricing mechanism that was jointly introduced by the National Development and Reform Commission and the Civil Aviation Administration of China in 2009, which allows certain flexible levy of fuel surcharge linked to the jet fuel price, airline companies may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The pricing mechanism, to a certain extent, reduces the Group's exposure to fluctuation in jet fuel price.

燃油價格風險

本集團大部分的航油消耗須以中國現貨市場價格在國內購買。本集團目前並無有效的途徑，管理其因國內航油價格變動所承受的風險。但是根據國家發展與改革委員會及中國民用航空局於2009年發佈建立國內航綫旅客運輸燃油附加與航空煤油價格聯動機制的規定，航空公司在規定範圍內可自主確定國內航綫旅客燃油附加費收取標準。該聯動機制可在 定程度上降低本集團航油價格波動風險。

管理層對財務狀況及業績的討論與分析
Management Discussion and Analysis

MAJOR CHARGE ON ASSETS

As at 31 December 2012, certain aircraft of the Group with an aggregate carrying value of approximately RMB60,538 million (2011: RMB53,062 million) were mortgaged under certain loans or certain lease agreements.

重大資產抵押

於2012年12月31日，本集團有賬面總值為人民幣605.38億元之飛機已分別用作若干貸款及租賃協議的抵押品（2011年：人民幣530.62億元）。

COMMITMENTS AND CONTINGENCIES

Commitments

As at 31 December 2012, the Group had capital commitments of approximately RMB75,129 million (2011: RMB65,040 million). Of such amounts, RMB71,309 million related to the acquisition of aircraft and related flight equipment and RMB3,820 million for other projects.

As at 31 December 2012, the Group had investment commitments as follows:

承擔及或有負債

承擔

本集團於2012年12月31日的資本承擔約人民幣751.29億元（2011年：人民幣650.40億元），其中關於購買飛機及飛行設備約為人民幣713.09億元，而用於本集團其他項目約為人民幣38.20億元。

於2012年12月31日，本集團具有以下投資承擔：

		2012 2012年 RMB million 人民幣百萬元	2011 2011年 RMB million 人民幣百萬元
Authorised and contracted for	已授權及已訂約		
Capital contributions to a subsidiary	對子公司的投資承擔	**120**	120
Capital contributions for acquisition of interests in associates	購買聯營公司股權的投資承擔	**119**	119
Share of capital commitments of a jointly controlled entity	應佔合營公司的資本承擔	**113**	27
		352	266
Authorised but not contracted for	已授權但未訂約		
Share of capital commitments of a jointly controlled entity	應佔合營公司的資本承擔	**218**	–
		570	266

Contingent Liabilities

Details of contingent liabilities of the Group are set out in note 52 to the financial statements prepared under IFRSs.

或有負債

本集團之或有負債詳情刊載於按國際財務報告準則編製的財務報表附註52。

董事會報告書
Report of the Directors

The Board hereby presents this Annual Report and the audited financial statements for the year ended 31 December 2012 of the Group to the shareholders of the Company.

本公司董事會謹向全體股東提呈本集團截至二零一二年十二月三十一日止之報告書及經審核的財務報表。

PRINCIPAL ACTIVITIES, OPERATING RESULTS AND FINANCIAL POSITION

主要業務、經營業績及財務狀況

The Group is principally engaged in airline operations. The Group also operates certain airline related businesses, including provision of aircraft maintenance and air catering services. The Group is one of the largest airlines in China. In 2012, the Group ranked first among all Chinese airlines in terms of number of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. The Group has prepared the financial statements for the year ended 31 December 2012 in accordance with IFRSs. Please refer to pages 63 to 179 of this Annual Report for details.

本集團除經營航空運輸業務外，還經營其他與航空運輸有關的業務，包括提供飛機維修和航空配餐服務。本集團是中國最大的航空公司之一。以二零一二年的旅客運輸量、每周定期航班數量、飛行小時、航線條數以及機隊規模計算，本集團在中國的航空公司中排名第一。本集團按國際財務報告準則編製截至二零一二年十二月三十一日止年度的財務報表，詳情請參閱本年度報告第63頁至179頁。

FIVE YEAR SUMMARY

五年財務摘要

A summary of the results and the assets and liabilities of the Group prepared under IFRSs for the five-year period ended 31 December 2012 are set out on pages 183 and 184 of this Annual Report.

本集團截至二零一二年十二月三十一日止的五個年度按國際財務報告準則編製的業績、資產及負債的摘要刊載於本年度報告第183頁及第184頁。

DIVIDENDS

股息

No interim dividend was paid during the year ended 31 December 2012 (2011: nil).

本公司在截至二零一二年十二月三十一日止年度內並無派發中期股息(二零一一年：無)。

The Board recommends the payment of a final dividend of RMB0.50 (inclusive of applicable tax) per 10 shares for the year ended 31 December 2012, totalling approximately RMB490,878,350 based on the Company's 9,817,567,000 issued shares. A resolution for the dividend payment will be submitted for consideration at the 2012 Annual General Meeting of the Company. The dividend will be denominated and declared in RMB and payable in RMB to holders of A shares, and in HKD to holders of H shares. The profit distribution proposal is subject to shareholders' approval at the General Meeting.

董事會建議截至二零一二年十二月三十一日止年度派發股息共計約人民幣490,878,350元，按公司已發行股份9,817,567,000股計，每十股派發股息為人民幣0.50元(含稅)。有關股息的派發方案將呈交予本公司二零一二年度股東大會予以審議。股息將以人民幣計值及宣布，以人民幣向A股股東支付，以港幣向H股股東支付。上述利潤分配預案有待本公司股東大會的批准。

BANK LOANS AND OTHER BORROWINGS

銀行貸款及其他借款

Details of the bank and other loans and obligations under finance leases of the Company and the Group are set out in note 34 and note 35 to the financial statements prepared under IFRSs.

本公司及本集團之銀行及其他貸款及融資性租賃負債詳情刊載於按國際財務報告準則編製的財務報表附註34及附註35。

INTEREST CAPITALISATION

資本化之利息

For the year ended 31 December 2012, RMB389 million (2011: RMB205 million) was capitalised as the cost of construction in progress and property, plant and equipment in the financial statements prepared under IFRSs.

截至二零一二年十二月三十一日止年度，本集團按國際財務報告準則作資本化計入在建工程及物業、廠房及設備之利息費用為人民幣3.89億元(二零一一年：人民幣2.05億元)。

董事會報告書
Report of the Directors

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment of the Company and the Group and movements of property, plant and equipment during the year ended 31 December 2012 are set out in note 21 to the financial statements prepared under IFRSs.

MAJOR CUSTOMERS AND SUPPLIERS

The Group's purchases from the largest supplier for the year represented approximately 22.9% of the Group's total purchases. Purchases from the five largest suppliers accounted for an aggregate of approximately 40.6% of the Group's total purchases in 2012. At no time during the year have the Directors, their associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company's share capital) had any interest in these five largest suppliers.

The Group's aggregate turnover with its five largest customers did not exceed 30% of the Group's total turnover in 2012.

TAXATION

Details of taxation of the Company and the Group are set out in notes 17 and 28 to the financial statements prepared under IFRSs.

RESERVES

Movements in the reserves of the Company and the Group during the year are set out in note 45 to the financial statements prepared under IFRSs.

EMOLUMENT POLICY

As at 31 December 2012, the Group had an aggregate of 73,668 employees (2011: 71,696).

The emolument policy for the employees of the Group is principally set up by the Board on the basis of their merit, qualifications, competence and the Group's operating results.

The emolument policy of the Directors and senior management of the Company are recommended by the Remuneration and Assessment Committee to the Board, having regard to the Group's operating results, individual performance and comparable market statistics in accordance with the "Administrative Measures on Remuneration of Directors" and "Administrative Measures on Remuneration of Senior Management".

On 30 November 2011, the Company's General Meeting approved the "H Share Appreciation Rights Scheme of China Southern Airlines Company Limited" with an aim to provide medium to long term incentive to certain Directors, senior management, managerial personnel and key technical of the Company and promote the continuous development of the business of the Group, details of the scheme is set out in note 47(c) to the financial statements prepared under IFRSs.

物業、廠房及設備

本公司及本集團截至二零一二年十二月三十一日止年度之物業、廠房及設備及其變動情況刊載於按國際財務報告準則編製的財務報表附註21。

主要客戶和供應商

本集團本年度自最大供應商採購額約佔本集團採購總額的22.9%。自前五大供應商採購額合計約佔本集團二零一二年採購總額的40.6%。本年度內，本公司董事、其聯繫人士或任何股東（據董事所知，擁有本公司5%以上的股本者）概無在這前五大供應商中擁有任何權益。

本集團來自前五大客戶的營業額合計並不超過本集團二零一二年度營業總額的30%。

稅項

本公司及本集團稅項之詳情刊載於按國際財務報告準則編製的財務報表附註17及28。

儲備

本公司及本集團於本年度之儲備變動情況刊載於按國際財務報告準則編製的財務報表附註45。

薪酬政策

於二零一二年十二月三十一日，本集團共有員工73,668名（二零一一年：71,696名）。

本集團員工之薪酬政策主要由董事會根據員工之功積、資格、能力及本集團之營運業績而制定。

本公司董事及高級管理人員之薪酬政策由薪酬與考核委員會根據本集團之營運業績，個人表現及可比的市場數據，且按本集團《董事薪酬管理制度》以及《高級管理人員薪酬管理制度》而提供建議予董事會。

於二零一一年十一月三十日，本公司股東大會審議通過了《中國南方航空股份有限公司H股股票增值權計劃》，以向本公司特定董事、高級管理人員、管理骨幹和核心技術人才提供中長期激勵以促進本集團業務持續發展，該計劃之詳情刊載於按國際財務報告準則編製的財務報表附註47(c)。

Details of the remuneration of the Directors, Supervisors and senior management of the Company are set out in note 16 to the financial statements prepared under IFRSs.

本公司董事、監事及高級管理人員之薪酬詳情刊載於按國際財務報告準則編製的財務報表附註16。

Details of other employees' retirement and housing benefits are set out in notes 12 and 47 to the financial statements prepared under IFRSs.

有關其他員工退休福利及房屋福利之詳情刊載於按國際財務報告準則編製的財務報表附註12及47。

The remunerations of the senior management of the Company fall within the following band:

本公司高級管理人員的薪酬按等級歸類如下：

Band 等級 HK$ 港幣	**Number of Senior Management** 高級管理人員人數 **2012**	 2011
0-500,000	**1**	–
500,001-1,000,000	**8**	3
1,000,001-1,500,000	**4**	5
1,500,001-2,000,000	**1**	2
Total 合計	**14**	10

SUBSIDIARIES

附屬公司

Details of the principal subsidiaries of the Company are set out in note 57 to the financial statements prepared under IFRSs.

本公司的主要附屬公司的詳情刊載於按國際財務報告準則編製的財務報表附註57。

SHARE CAPITAL STRUCTURE

股本結構

Change in Share Capital

There was no change in the share capital of the Company in 2012.

股本變動

於二零一二年，本公司股本並無任何變動。

Share Capital Structure

As at 31 December 2012, the share capital of the Company comprised the following:

股本架構

於二零一二年十二月三十一日，本公司的股本包括以下股份：

Type of Shares 股份類別		**Number of Shares** 股份數目	**Approximate percentage of total share capital (%)** 約佔股本總數的百分比
1. A Shares with selling restrictions	有限售條件的A股	123,900,000	1.26
2. H Shares	H股	2,794,917,000	28.47
3. A Shares without selling restrictions	無限售條件的A股	6,898,750,000	70.27
Total issued Shares	股本總數	9,817,567,000	100.00

董事會報告書
Report of the Directors

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2012, to the knowledge of the Directors, chief executives and Supervisors of the Company, the following persons (other than the Directors, chief executive or Supervisors of the Company) had interests and short positions in the shares and underlying shares of the Company which were required to be recorded in the register of the Company required to be kept under section 336 of the Securities and Futures Ordinance (the "SFO"):

主要股東

於二零　二年十二月三十　日，就本公司董事、最高行政人員及監事所知，除本公司董事、最高行政人員或監事之外的下述人士於本公司之股份或相關股份中擁有根據《證券及期貨條例》第336條須置存的本公司股東權益登記冊所載錄的權益或淡倉如下：

Name of shareholder 股東姓名	Capacity 身份	Type of Share 股份類別	Number of Shares held 所持股份數目	% of the total issued A Shares 約佔已發行A股總數的百分比	% of the total issued H Shares 約佔已發行H股總數的百分比	% of the total issued share capital of the Company 約佔本公司已發行股本總數的百分比
CSAHC (Note 1) 南航集團(註1)	Beneficial owner Interest in controlled corporation 實益擁有人 受控制法團權益	A Share A股	4,150,050,000 (L)	59.10%	–	42.27%
		H Share H股	1,064,770,000 (L)	–	38.10%	10.85%
		Total 小計	5,214,820,000 (L)	–	–	53.12%
Nan Lung Holding Limited ("Nan Lung") (Note 1) 南龍控股有限公司(「南龍」)(註1)	Beneficial Owner Interest in controlled corporation 實益擁有人 受控制法團權益	H Share H股	1,064,770,000 (L)	–	38.10%	10.85%
FIL Limited (Note 2) FIL Limited(註2)	Investment Manager 投資經理	H Share H股	196,488,000 (L)	–	7.03%	2.00%

Note:

(1) CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited.

(2) According to the disclosure of interests form filed by FIL Limited, it was interested in an aggregate of 194,438,000 H Shares in the capacity as an investment manager since 28 February 2013, representing approximately 6.96% of the then total issued H Shares of the Company.

註：

(1) 南航集團被視為透過其於香港之直接及間接全資附屬公司於合共1,064,770,000股H股股份中擁有權益，其中31,120,000股H股乃由亞旅實業有限公司直接持有(佔當時已發行H股總數之約1.11%)，1,033,650,000股H股乃由南龍直接持有(佔當時已發行H股總數之約36.98%)。由於亞旅實業有限公司亦為南龍之間接全資附屬公司，因此南龍亦被視為於亞旅實業有限公司所持有之31,120,000股H股股份中擁有權益。

(2) 根據FIL Limited提交的權益披露表格，其自二零一三年二月二十八日起以投資經理身份於合共194,438,000股H股股份中擁有權益，佔本公司當時已發行H股股本之約6.96%。

Save as disclosed above, as at 31 December 2012, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or a short position in the shares and underlying shares of the Company recorded in the register of the Company required to be kept under section 336 of the SFO.

除上文披露者外，於二零　二年十二月三十　日，據本公司董事、最高行政人員及監事所知，概無其他人士(除本公司董事、最高行政人員或監事之外)於本公司之股份或相關股份中擁有記錄於根據《證券及期貨條例》第336條須置存的本公司股東權益登記冊的權益或淡倉。

PARTICULAR OF SHAREHOLDERS

The total number of shareholders of the Company as at 31 December 2012 was 263,030.

Particulars of shareholdings of the Company's 10 largest shareholders as at 31 December 2012 are as follows:

Shareholdings of 10 largest shareholders

股東情況

於二零 二年十二月三十 日，本公司股東總數為263,030戶。

於二零 二年十二月三十 日，本公司10名最大股東持股情況現詳列如下：

十名最大股東持股情況

Name of shareholders 股東名稱	Nature of shareholders 股東性質	Percentage % 持股比例	Total number of Shares 持股總數	Pledged or frozen shares 質押或凍結的股份數量
CSAHC 南航集團	State-owned shareholder 國有股股東	42.27	4,150,050,000	None 無
HKSCC Nominees Limited 香港中央結算(代理人)有限公司	H shareholder H股股東	17.83	1,750,227,298	Unknown 未知
Nan Lung 南龍	H shareholder H股股東	10.53	1,033,650,000	None 無
Anhui Conch Venture Investment Co., Ltd. 安徽海螺創業投資有限責任公司	A shareholder A股股東	1.93	189,691,028	Unknown 未知
Zhong Hang Xin Gang Guarantee Co., Ltd. 中航鑫港擔保有限公司	A shareholder A股股東	1.62	159,000,000	Unknown 未知
Wuhu RuiJian Investment Consultation Company Limited 蕪湖瑞健投資諮詢有限公司	A shareholder A股股東	1.52	149,200,000	Unknown 未知
Zhao Xiao Dong 趙曉東	A shareholder A股股東	1.47	144,713,041	Unknown 未知
National Social Security Fund 501 全國社保基金五零 組合	A shareholder A股股東	0.81	80,000,000	Unknown 未知
Taiping Life Insurance Co., Ltd. – Traditional Ordinary insurance products-022L-CT001 Shanghai 太平人壽保險有限公司－傳統－普通保險品－022L-CT001滬	A shareholder A股股東	0.80	78,200,000	Unknown 未知
China Construction Bank-Shanghai Investment & Morgan Alfa Stock Securities Investment Fund 中國建設銀行－上投摩根阿爾法股票型證券投資基金	A shareholder A股股東	0.37	36,301,376	Unknown 未知

董事會報告書
Report of the Directors

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any Shares during the year ended 31 December 2012.

購回、出售和贖回股份

本公司或其任何附屬公司在截至二零一二年十二月三十一日止年度內，概無購回、出售和贖回本公司之股份。

PRE-EMPTIVE RIGHTS

None of the provisions of the Articles of Association of the Company provides for any pre-emptive rights requiring the Company to offer new Shares to existing shareholders in proportion to their existing shareholdings.

優先購股權

本公司的公司章程並無優先購股權的規定，不要求本公司在發售新股時按持股比例向現有股東發售。

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed and confirmed this Annual Report.

審計委員會

本公司審計委員會已審閱並確認本年度報告。

THE MODEL CODE

Having made specific enquiries with all the Directors, the Directors have for the year ended 31 December 2012 complied with the Model Code (the "Model Code") for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company has adopted a code of conduct which is no less stringent than the Model Code regarding securities transactions of the Directors.

標準守則

經向各董事個別查詢，各董事截至二零一二年十二月三十一日止年度一直遵守香港聯合交易所有限公司(「聯交所」)證券上市規則(《上市規則》)附錄十所載的《上市公司董事進行證券交易的標準守則》(《標準守則》)。

就董事的證券交易方面，本公司所採納的操守準則並不比《標準守則》寬鬆。

COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE

In the opinion of the Board, the Group has complied with the code provisions of the former Corporate Governance Code for the period from 1 January 2012 to 31 March 2012 and the code provisions of the revised Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the period from 1 April 2012 to 31 December 2012.

遵守《企業管治守則》的守則條文

本公司董事會認為，本集團於二零一二年一月一日至二零一二年三月三十一日止期間任何時間一直遵守了舊《企業管治守則》所載之守則條文及二零一二年四月一日至二零一二年十二月三十一日止期間任何時間一直遵守了《上市規則》附錄十四經修訂的《企業管治守則》所載之守則條文。

董事會報告書
Report of the Directors

DIRECTORS AND SUPERVISORS

董事及監事

The Directors and Supervisors during the year are set out as follows:

本公司於年內的董事及監事如下：

Name 姓名	Position 職務	Gender 性別	Age 年齡
Si Xian Min 司獻民	Chairman of the Board, Non-executive Director 董事長、非執行董事	Male 男	55
Wang Quan Hua 王全華	Non-executive Director 非執行董事	Male 男	58
Yuan Xin An 袁新安	Non-executive Director 非執行董事	Male 男	56
Tan Wan Geng 譚萬庚	Executive Director 執行董事	Male 男	48
Zhang Zi Fang 張子芳	Executive Director 執行董事	Male 男	54
Xu Jie Bo 徐杰波	Executive Director 執行董事	Male 男	47
Chen Zhen You *(Retired on 6 December 2012)* 陳振友 *(於二零　二年十二月六日退任)*	Executive Director 執行董事	Male 男	61
Gong Hua Zhang 貢華章	Independent Non-executive Director 獨立非執行董事	Male 男	67
Wei Jin Cai 魏錦才	Independent Non-executive Director 獨立非執行董事	Male 男	63
Ning Xiang Dong 寧向東	Independent Non-executive Director 獨立非執行董事	Male 男	47
Liu Chang Le 劉長樂	Independent Non-executive Director 獨立非執行董事	Male 男	61
Pan Fu 潘福	Chairman of the Supervisory Committee 監事會主席	Male 男	50
Li Jia Shi 李家世	Supervisor 監事	Male 男	51
Zhang Wei 張薇	Supervisor 監事	Female 女	46
Yang Yi Hua 楊怡華	Supervisor 監事	Female 女	52
Liang Zhong Gao 梁忠高	Supervisor 監事	Male 男	56

In addition, on 24 January 2013, Ms. Yang Li Hua was appointed as a Non-executive Director of the Company and Mr. Li Shao Bin was appointed as an Executive Director of the Company, according to the approval from the shareholders of the Company at the First Extraordinary General Meeting of 2013. The brief biographical details of Ms. Yang Li Hua and Mr. Li Shao Bin are set out in the Board of Directors, Supervisory Committee and Senior Management to this Annual Report. On 24 January 2013, the appointment of Mr. Tan Wan Geng as the Vice Chairman of the Company was considered and approved by the Board.

此外，於二零　三年　月二十四日，經本公司股東於二零　三年第　次臨時股東大會之批准，楊麗華女士被委任為本公司非執行董事及李韶彬先生被委任為本公司執行董事。楊麗華女士及李韶彬先生的簡歷資料刊載於本年度報告之本公司董事會、監事會及高級管理人員。於二零　三年　月二十四日，經本公司董事會審議，選舉譚萬庚先生為本公司副董事長。

Save as disclosed above, since 1 January 2013 and up to the date of this Annual Report, there has been no change to the Directors and Supervisors.

除上述外，自二零　三年　月　日起至本年度報告日，董事及監事概無變動。

董事會報告書
Report of the Directors

INTERESTS AND SHORT POSITIONS OF DIRECTORS AND SUPERVISORS IN THE COMPANY AND ASSOCIATED CORPORATIONS

As at 31 December 2012, none of the Directors, chief executives or Supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which are taken or deemed to have taken by such Directors and Supervisors under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

董事及監事於本公司及其相聯法團之權益及淡倉

於二零一二年十二月三十一日，本公司各董事、最高行政人員或監事概無在本公司或任何相聯法團（定義見《證券及期貨條例》第XV部）的股份、相關股份及／或債券證（視情況而定）中擁有任何根據《證券及期貨條例》第XV部第7及8分部而須知會本公司及聯交所的權益或淡倉（包括根據《證券及期貨條例》該些章節的規定被視為或當作這些董事或監事擁有的權益或淡倉）、或根據《證券及期貨條例》第352條規定而記錄於本公司保存的登記冊的權益或淡倉、或根據《標準守則》而知會本公司及聯交所的權益或淡倉。

SERVICE CONTRACTS OF THE DIRECTORS AND SUPERVISORS

None of the Directors or Supervisors has entered or proposed to enter into any service contracts with the Company or its subsidiaries which are not determinable by the Company or its subsidiaries within one year without payment of compensation, other than statutory compensation.

董事及監事服務合約

本公司或其子公司沒有與任何董事或監事訂立或建議訂立不可於年內毋須賠償（法定賠償除外）而終止的服務合約。

SUFFICIENCY OF PUBLIC FLOAT

According to the information publicly available to the Company, and within the knowledge of the Directors as at the latest practicable date prior to the issue of this Annual Report, the Company had maintained sufficient public float as required by the Listing Rules throughout the year ended 31 December 2012.

充份公眾持股量

根據本公司於本年度報告刊發前的最後實際可行日期可以得悉，而董事亦知悉的公開資料，於截至二零一二年十二月三十一日止年度任何時間內，本公司的公眾持股量一直符合《上市規則》的規定。

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

During the year ended 31 December 2012, none of the Directors or Supervisors had a material interest in any contract of significance to which the Company or any of its affiliates was a party.

董事及監事在合同中的權益

截至二零一二年十二月三十一日止年度內，所有董事或監事均沒有在任何本公司或其附屬公司為合約一方的任何重大合同中持有重大權益。

CONNECTED TRANSACTIONS

The Company entered into certain connected transactions with CSAHC and other connected persons from time to time. Details of the connected transactions of the Company, as defined under the Listing Rules, conducted in 2012 which are required to be disclosed herein under the Listing Rules, are as follows:

(1) De-merger Agreement

The De-merger Agreement dated 25 March 1995 (such agreement was amended by the Amendment Agreement No.1 dated 22 May 1997) was entered into between CSAHC and the Company for the purpose of defining and allocating the assets and liabilities between CSAHC and the Company. Under the De-merger Agreement, CSAHC and the Company have agreed to indemnify the other party against claims, liabilities and expenses incurred by such other party relating to the businesses, assets and liabilities held or assumed by CSAHC or the Company pursuant to the De-merger Agreement.

Neither the Company nor CSAHC has made any payments in respect of such indemnification obligations from the date of the De-merger Agreement up to the date of this Annual Report.

(2) Continuing Connected Transactions between the Company and CSAHC (or their respective subsidiaries)

A *Southern Airlines (Group) Import and Export Trading Company Limited ("SAIETC"), a wholly-owned subsidiary of CSAHC*

On 28 January 2011, the Company renewed the Import and Export Agency Framework Agreement with SAIETC. The scope of cooperation under the agreement covers import and export services, custom clearing services, customs declaration and inspection services, and tendering and agency services etc. The agreement is effective for a period from 1 January 2011 to 31 December 2013, with the annual cap for the commission not exceeding RMB97,200,000.

For the year ended 31 December 2012, the agency fee incurred by the Group in respect of the above import and export services was RMB96,157,000.

關連交易

本公司不時與南航集團及其他關連人士進行某些關連交易。《上市規則》要求披露的在二零一二年度進行的本公司的關連交易的詳情如下：

(1) 分立協議

南航集團與本公司為界定及分配南航集團與本公司資產與負債而於一九九五年三月二十五日簽訂一份分立協議(該協議已於一九九七年五月二十二日經第一次修訂協議修改)。根據分立協議，南航集團及本公司已同意就有關南航集團或本公司根據分立協議持有或繼承之業務、資產及負債而導致對方承擔之索償、債務及費用等，向對方做出賠償。

自分立協議簽訂之日至本年度報告刊發之日，本公司及南航集團均沒有提供賠償予對方。

(2) 本公司與南航集團及其各自的附屬公司的持續關連交易

A *南航集團之全資附屬公司中國南航集團進出口貿易有限公司(「南航進出口公司」)*

本公司於二零一一年一月二十八日與南航進出口公司續簽《進出口委托代理框架協議》，在協議中規定雙方的合作範圍包括進出口服務、清關服務、報關及檢驗服務及招投標和委託代理服務等。協議有效期為二零一一年一月一日至二零一三年十二月三十一日，協議的交易上限為年度佣金總額不超過人民幣97,200,000元。

在截至二零一二年十二月三十一日止之年度中，本集團就上述進出口服務所發生之代理手續費為人民幣96,157,000元。

董事會報告書
Report of the Directors

B Southern Airlines Culture and Media Co., Ltd. ("SACM"), which is 40% owned by the Company and 60% owned by CSAHC

On 11 May 2010, the Company renewed the Media Services Framework Agreement with SACM, for a term of three years commencing from 1 January 2010. Pursuant to the agreement, the Company has appointed SACM to provide advertising agency services, production of in-flight TV and movie program agency services, public relations services relating to recruitments of airhostess, and services relating to the distribution of newspapers and magazines. The parties have determined the various rates for providing advertising services after negotiations on an arm's length basis, and SACM has promised that the advertising fees for which they charged the Company were all based on the prevailing market prices for similar businesses which were accepted by the Company. The annual cap under the agreement for each year is RMB40,000,000, RMB48,000,000 and RMB58,000,000, respectively.

For the year ended 31 December 2012, the media fees incurred by the Group for the media services amounted to RMB49,273,000.

B 本公司擁有40%股權及南航集團擁有60%股權之中國南航集團文化傳媒股份有限公司(「文化傳媒公司」)

本公司於二零 零年五月十 日與文化傳媒公司續簽了《傳媒服務框架協議》，協議的有效期為三年，並自二零 零年 月 日起生效。在協議中規定雙方的合作範圍包括廣告代理業務、影視製作、空姐招募等公關服務，以及報刊發放服務。雙方同意經公平磋商釐定各項廣告代理的價格，文化傳媒公司承諾向本公司收取的廣告費用，都是以本公司認可的同類業務市場價為基準的。協議有效期內各年度的交易上限分別為人民幣40,000,000元、人民幣48,000,000元、人民幣58,000,000元。

截至二零 二年十二月三十 日止之年度，本集團就傳媒服務所發生的交易金額為人民幣49,273,000元。

董事會報告書
Report of the Directors

C *Southern Airlines Group Finance Company Limited ("SA Finance"), which is 66% owned by CSAHC, 21% owned by the Company and 13% owned in aggregate by four subsidiaries of the Company*

On 8 November 2010, the Company renewed the Financial Services Framework Agreement with SA Finance for a term of three years starting from 1 January 2011 to 31 December 2013.

Under such agreement, SA Finance agrees to provide to the Company deposit and loan services. SA Finance shall pay interests to the Company regularly at a rate not lower than the current deposit rates set by the People's Bank of China. The Group's deposits placed with SA Finance were re-deposited in a number of banks. SA Finance has agreed that the loans it provided to CSAHC and its subsidiaries other than the Group should not exceed the sum of SA Finance's shareholders' equity, capital reserves and total deposits received from other companies (excluding the Group). The rates should be determined on an arm's length basis and based on fair market rate, and should not be higher than those available from independent third parties. The parties agreed that the balance of the Group's deposits placed with SA Finance (including accrued interests) should not at any time exceed RMB4,000,000,000, nor should the balance of loans borrowed from SA Finance at any time exceed the above-mentioned level. The annual cap of fees payable to SA Finance for the other financial services should not exceed RMB5,000,000.

On 16 March 2012, the Company entered into a supplemental agreement to the Financial Services Framework Agreement with SA Finance, for a term effective from 31 May 2012, the date of passing of the resolution at the General Meeting, to 31 December 2013. In line with the Company's business requirement, the parties agreed that deposit balance placed with SA Finance (including interest payable accrued thereon) in any day may not exceed RMB6,000,000,000, and the balance for provision of loan service to the Company by SA Finance (including total interests paid) in any day may not exceed the above level.

As of 31 December 2012, the Group's deposits placed with SA Finance amounted to RMB2,307,449,000.

C *南航集團擁有66%股權、本公司擁有21%股權及本公司四間附屬公司合共擁有13%股權之中國南航集團財務有限公司(「南航財務」)*

本公司於二零 零年十 月八日與南航財務續簽了為期三年的《金融服務框架協議》，有效期為二零 年 月 日至二零 三年十二月三十 日。

根據該協議，南航財務向本公司提供存款和貸款服務。雙方約定，南航財務應按不低於中國人民銀行規定的同期存款利率標準定期向本公司支付存款利息。本集團存入南航財務的資金，南航財務轉而將該筆款項悉數存入若干銀行；南航財務同意向南航集團及其下屬的除本集團外其他子公司的貸款總額不超過南航財務股本金、公積金和除本集團以外的其他公司存款的總和。交易雙方定價遵循公平合理的原則，以市場公允價格為基礎，且不高於獨立第三方的價格或收費標準。該協議雙方同意，本公司任何時點在南航財務的存款餘額(包括應計利息)不得超過人民幣4,000,000,000元，任何時點向南航財務貸款的餘額(包括利息支出總額)亦不得超過上述同等水平，就其他金融服務向南航財務支付費用的年度總額不得超過人民幣5,000,000元。

二零 二年三月十六日，本公司與南航財務簽訂《<金融服務框架協議>的補充協議》，協議的有效期為二零 二年五月三十 日(即股東大會通過之日)至二零 三年十二月三十 日。根據本公司業務開展的需要，雙方同意本公司任 日在南航財務的存款餘額(包括應計利息)不得超過人民幣6,000,000,000元，南航財務任 日向本公司提供貸款服務的餘額(包括利息支出總額)亦不得超過上述同等水平。

於二零 二年十二月三十 日，本集團存放於南航財務之存款為人民幣2,307,449,000元。

董事會報告書
Report of the Directors

D *China Southern Airlines Group Passenger and Cargo Agent Company Limited ("PCACL"), a wholly-owned subsidiary of CSAHC (the "Agents")*

The Company and PCACL have entered into a new Sales Agency Services Framework Agreement dated 28 January 2011, which is valid from 1 January 2011 to 31 December 2013. Pursuant to the agreement, the cooperative scope of both parties thereto mainly comprises extended businesses including air ticket sales agency services, airfreight forwarding sales agency services, chartered flight and pallets agency services, internal operation services for the inside storage area, and delivery services for the outside storage area and chartered flight and pallets sales agency business. PCACL charges commission with reference to the prevailing market rate. Besides, the Company has other air ticket sales agents in China who also charge commission at the same rates. PCACL also acts as the ticket sales agents of other airline companies in China, and charge commission at the same rates offered to the Group. The annual transaction cap of the sales value shall not exceed RMB250,000,000.

For the year ended 31 December 2012, the commission expense and goods handling fee paid to PCACL were RMB18,292,000 and RMB18,325,000, respectively, and the income relating to other services was RMB88,347,000.

E *Guangzhou China Southern Airlines Property Management Company Limited ("GCSAPMC"), a wholly-owned subsidiary of CSAHC*

The Company and GCSAPMC renewed the Framework Agreement for the Engagement of Property Management (the "exsiting Property Management Framework Agreement") on 29 December 2008 for a term of three years.

D *南航集團之全資附屬公司中國南航集團客貨代理有限公司(「客貨代理公司」)*

本公司與客貨代理公司於二零一一年一月二十八日簽訂《客貨服務框架協議》，協議有效期為二零一一年一月一日至二零一三年十二月三十一日。在客貨代理協議中規定雙方的合作範圍主要包括機票銷售代理、航空貨物運輸代理、包機及包板代理、庫區內操作及庫區外派送等延伸業務、包機包板銷售代理業務。客貨代理公司與本公司參照市場標準確定之佣金率並收取佣金。除客貨代理公司外，本公司亦有其他收取等額佣金的中國機票銷售代理。客貨代理公司亦同時出任其他中國航空公司的機票銷售代理，並收取相等於向本集團收取的佣金率。交易上限為年度的銷售金額不超過人民幣250,000,000元。

在截至二零一二年十二月三十一日止之年度中，本集團向客貨代理公司支付的銷售代理費及貨物處理費分別為人民幣18,292,000元及人民幣18,325,000元，向其收取其他服務收入為人民幣88,347,000元。

E *南航集團之全資附屬公司廣州南航物業管理有限公司(「南航物業公司」)*

本公司與南航物業公司於二零零八年十二月二十九日續簽訂一份物業委托管理框架協議(「現有物業管理框架協議」)，有效期為三年。

董事會報告書
Report of the Directors

The Company has entered into a New Framework Agreement for Engagement of Property Management (the "New Property Management Framework Agreement") on 28 December 2012 to renew the property management transactions for a term of three years from 1 January 2012 to 31 December 2014. Pursuant to the New Property Management Framework Agreement, the Company has renewed the appointment of GCSAPMC for provision of property management and maintenance services for the Company's leased properties in the airport terminal, the base and the 110KV transformer substation at the new Baiyun International Airport (other than certain properties in the Company's headquarter located in the old Baiyun Airport which were covered in the existing Property Management Framework Agreement) to ensure the ideal working conditions of the Company's production and office facilities and physical environment, and the normal operation of equipment.

本公司已於二零 二年十二月二十八日與南航物業公司訂立新的物業委托管理框架協議(「新物業管理框架協議」)以重續物業管理交易,自二零 二年 月 日起至二零 四年十二月三十 日止為期三年。根據新物業管理框架協議,本公司已續聘南航物業公司對位於新白雲國際機場航站樓內的本公司租賃物業、本公司基地及新白雲國際機場110KV變電站(包括在現有物業管理框架協議內的位於老白雲機場的本公司總部的部分物業除外)進行運行管理、維修,以確保本公司生產、辦公、生活區設施完善完好及設備正常運轉。

The Company has further entered into the airport property management framework agreement (the "Airport Property Management Framework Agreement") on 11 January 2013 to renew the property management at the old Baiyun Airport for a term of three years from 1 January 2012 to 31 December 2014. Pursuant to the Airport Property Management Framework Agreement, the Company has renewed the appointment of GCSAPMC for the provision of property management and maintenance services for the Company's properties at the old Baiyun Airport and surrounding in Guangzhou.

本公司進 步於二零 三年 月十 日與南航物業公司訂立老機場物業管理框架協議(「老機場物業管理框架協議」)以重續老白雲機場物業的物業管理,自二零 二年 月 日起至二零 四年十二月三十 日止為期三年。根據老機場物業管理框架協議,本公司已續聘南航物業公司對公司位於廣州老白雲機場及周邊的物業提供管理維修服務。

The fee charging schedule (or charge standard) under the New Property Management Framework Agreement and the Airport Property Management Framework Agreement shall be determined on an arm's length basis between both parties, and shall not be higher than the one charged by any independent third parties in the similar industry. The annual cap for the New Property Management Framework Agreement and the Airport Property Management Framework Agreement are set at RMB32,750,000 and RMB22,250,000, respectively.

雙方同意經公平磋商釐定新物業管理框架協議及老機場物業管理框架協議下的相關價格(或收費標準),價格不會高於同行業獨立第三方的價格(或收費標準)。新物業管理框架協議及老機場物業管理框架協議的上限分別為每年人民幣32,750,000元及22,250,000元。

For the year ended 31 December 2012, the property management and maintenance fee incurred by the Group amounted to RMB49,822,000 pursuant to the New Property Management Framework Agreement and the Airport Property Management Framework Agreement.

在截至二零 二年十二月三十 日止之年度中,本集團根據新物業管理框架協議和老機場物業管理框架協議,所發生的物業管理及修繕費用為人民幣49,822,000元。

董事會報告書
Report of the Directors

F *MTU Maintenance Zhuhai Co., Ltd.("Zhuhai MTU"), which is 50% owned by CSAHC*

The Company entered into an agreement relating to continuing connected transactions with CSAHC, MTU Aero Engines GmbH ("MTU GmbH") and Zhuhai MTU on 28 September 2009, by which Zhuhai MTU shall continue to provide the Company with engine repair and maintenance services subject to the international competitiveness and at the net most favourable terms, while the Company shall make relevant payment to Zhuhai MTU according to related charging standard. The agreement is effective from its date to 5 April 2031. The maximum aggregate annual consideration for the continuing connected transactions under the above agreement were disclosed in the announcement of the Company dated 28 September 2009 and such maximum aggregate annual consideration for the year ended 31 December 2012 is RMB1.2 billion.

For the year ended 31 December 2012, the Group's engine repair and maintenance service fees incurred under the agreement amounted to RMB830,147,000.

(3) Trademark Licence Agreement

The Company and CSAHC entered into a ten year trademark licence agreement dated 22 May 1997. Pursuant to which CSAHC acknowledges that the Company has the right to use the name "China Southern" and "China Southern Airlines" in both Chinese and English, and grants the Company a renewable and royalty free licence to use the kapok logo on a worldwide basis in connection with the Company's airline and airline-related businesses. Unless CSAHC gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. In May 2007, the trademark licence agreement entered into by the Company and CSAHC was automatically renewed for 10 years.

F *南航集團擁有50%股權的珠海保税區摩天宇航空發動機維修有限公司(「珠海MTU」)*

本公司於二零零九年九月二十八日與南航集團，德國MTU公司、珠海MTU簽訂持續關聯交易協議，由珠海MTU在淨最優惠條款的國際競爭性的前提下繼續向本公司提供發動機修理、翻修和維護等服務，本公司按照相應的收費標準向珠海MTU支付相關費用，協議有效期從本協議生效之日起至二零三 年四月五日止。上述協議項下持續關連交易的最高年度總代價已披露於本公司日期為二零零九年九月二十八日的公告內，而截至二零 二年十二月三十 日止年度的最高年度總代價為人民幣12億元。

在截至二零 二年十二月三十 日止之年度中，本集團根據該協議，所發生的發動機修理、翻修和維護等服務費用為人民幣830,147,000元。

(3) 商標許可協議

本公司與南航集團於 九九七年五月二十二日簽訂 份為期十年的商標許可協議，據此，南航集團確認本公司有權使用中英文名稱「南方航空(China Southern)」及「中國南方航空(China Southern Airlines)」，並授予本公司 項無特許使用費並可延續之特許權，允許本公司就其航空及相關業務在世界範圍內使用木棉花標誌。除非南航集團於協議屆滿前三個月發出書面終止通知，否則該協議將自動續期十年。二零零七年五月，本公司與南航集團的商標許可協議自動續延十年。

董事會報告書
Report of the Directors

(4) Leases

The Group (as lessee) and CSAHC (as lessor) entered into lease agreements as follows:

A On 29 December 2008, the Company renewed a master asset lease agreement with CSAHC with a term valid from 1 January 2009 to 31 December 2011 (the "existing Asset Lease Agreement").

The Company and CSAHC has entered into the new Asset Lease Agreement (the "New Asset Lease Agreement") on 25 September 2012 to renew the leases transactions for a term of three years from 1 January 2012 to 31 December 2014. Pursuant to the New Asset Lease Agreement, CSAHC agrees to continue to lease to the Company certain parcels of land, properties, and civil aviation structures and facilities at existing locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou (previously known as "Shashi"), Zhan Jiang and Chang Sha. The annual rents payable to CSAHC under the New Asset Lease Agreement is RMB35,924,000 for the three years ending 31 December 2014.

The Company also entered into the individual lease agreement (the "Property Lease Agreement") with CSAHC on 25 September 2012 in relation to certain fragemented leases for properties located in Harbin, Chnngchun, Dalian, Beijing and Shanghai as originally covered in the existing Asset Lease Agreement for an aggregate annual rental of RMB4,437,000 for a term of two years from 1 January 2012 to 31 December 2013.

The Company further entered into the Nanyang Asset Lease Agreement (the "Nanyang Asset Lease Agreement") with CSAHC on 24 January 2013 for the leases transaction relating to certain lands and properties at Nanyang Jiangying Airport as originally covered in the existing Asset Lease Agreement for the period from 1 January 2012 to 31 December 2012. The rent payable under the Nanyang Asset Lease Agreement was RMB12,441,000.

For the year ended 31 December 2012, the rent incurred by the Group amounted to RMB52,802,000 pursuant to the New Asset Lease Agreement, Property Lease Agreements and Nanyang Asset Lease Agreement.

B The Company and CSAHC entered into an indemnification agreement dated 22 May 1997 in which CSAHC has agreed to indemnify the Company against any loss or damage caused by or arising from any challenge of, or interference with, the Company's right to use certain lands and buildings.

(4) 租賃

本集團作為承租人，南航集團作為出租人，雙方簽訂下列租賃協議：

A 二零零八年十二月二十九日，本公司與南航集團續簽了一份總體的資產租賃協議，協議有效期為二零零九年一月一日到二零一一年十二月三十一日(「現有資產租賃協議」)。

本公司已於二零一二年九月二十五日與南航集團訂立新資產租賃協議(「新資產租賃協議」)以重續租賃交易，自二零一二年一月一日起至二零一四年十二月三十一日止為期三年。根據新資產租賃協議，南航集團同意繼續向本公司出租位於廣州、海口、武漢、衡陽、荊州(原「沙市」)、湛江及長沙的若干土地、物業及民用航空建築物和設備。按照新資產租賃協議，本公司截至二零一四年十二月三十一日止三個年度將向南航集團支付的年度租金為人民幣35,924,000元。

本公司亦於二零一二年九月二十五日與南航集團訂立獨立租賃協議(「房屋租賃協議」)，內容有關原先包括在現有資產租賃協議中位於哈爾濱、長春、大連、北京及上海的房產的若干分散租約，年租合共為人民幣4,437,000元，自二零一二年一月一日起至二零一三年十二月三十一日止為期兩年。

本公司與南航集團於二零一三年一月二十四日進一步簽訂南陽資產租賃協議(「南陽資產租賃協議」)，以進行有關原先包括在現有資產租賃協議中位於南陽姜營機場若干土地及物業的租賃交易，期限自二零一二年一月一日起至二零一二年十二月三十一日止。根據南陽資產租賃協議，應付的租金為人民幣12,441,000元。

在截至二零一二年十二月三十一日止之年度中，本集團根據新資產租賃協議、房屋租賃協議及南陽資產租賃協議所發生的租金支出為人民幣52,802,000元。

B 本公司與南航集團於一九九七年五月二十二日簽訂一項賠償協議，據此，南航集團已同意就任何質疑或幹預本公司使用若干土地及建築物之權利而產生或引致之任何損失或損害向本公司作出賠償。

董事會報告書
Report of the Directors

C On 14 February 2011, in order to ensure normal operation of the Company, the Company, based on the actual leasing requirement, once again reviewed the land and properties contemplated under the lease, adjusted part of these projects, and engaged a real estate appraisal company to assess the rent of land, properties, structures and pipes under the lease. It then determined the rent according to the assessment and re-entered into the Land Lease Agreement and the Property Lease Agreement. Pursuant to the Land Lease Agreement, the parties agreed that the annual rent for land from 2011 to 2013 would be RMB56,329,131. Pursuant to the Property Lease Agreement, the annual rent for properties, structures and pipes leased by the Company from CSAHC from 2011 to 2013 would be RMB42,975,542.

For the year ended 31 December 2012, the rents for land lease and property lease incurred by the Group amounted to RMB56,329,000 and RMB42,606,000, respectively pursuant to the lease agreements.

(5) Connected Transaction-Sale of Aircraft to Hebei Airlines Company Limited ("Hebei Airlines") by Xiamen Airlines

On 23 December 2011, the Board announced that Xiamen Airlines, a subsidiary of the Company and Hebei Airlines entered into the Aircraft Sale Agreement (the"2011 Aircraft Sale Agreement"), pursuant to which Xiamen Airlines agreed to sell and Hebei Airlines agreed to purchase two B737-700 aircraft at the consideration of approximately RMB426 million.

On 26 September 2012, the Board announced that Xiamen Airlines and Hebei Airlines entered into the Aircraft Sale Agreement (the "2012 Aircraft Sale Agreement"), pursuant to which Xiamen Airlines agreed to sell and Hebei Airlines agreed to purchase one B737-800 aircraft at the consideration of approximately RMB257 million.

Hebei Airlines is a controlled subsidiary of Hebei Airlines Investment Group Company Limited, which is the substantial shareholder of Xiamen Airlines, and Hebei Airlines is therefore a connected person of the Company. Pursuant to the Listing Rules, as each of the applicable percentage ratios (other than the profits ratio) for the 2012 Aircraft Sale Agreement, after aggregation with transactions contemplated under the 2011 Aircraft Sale Agreement, is more than 0.1%, but less than 5%, the aggregate transactions contemplated under the 2011 Aircraft Sale Agreement and the 2012 Aircraft Sale Agreement constitute connected transactions of the Company, which are subject to the reporting and announcement requirements and is exempted from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules.

C 二零一一年二月十四日，為確保本公司經營活動的正常開展，本公司根據實際租賃需求，重新核定了租賃的土地和房產的清單，對租賃的土地和房產等項目進行了部份調整，並由房地產評估公司對租賃土地、房產、構築物和管道溝槽的租金進行了評估，根據評估結果核定了租金，並與南航集團重新簽訂了《土地租賃合同》和《房屋租賃合同》，根據《土地租賃合同》，雙方確定二零一一年至二零一三年的土地年度租金均為人民幣56,329,131元。根據《房屋租賃合同》，二零一一年至二零一三年本公司向南航集團租賃的房產、構築物和管道溝槽等的年度租金均為人民幣42,975,542元。

在截至二零一二年十二月三十一日止之年度中，本集團根據該等租賃協議所發生的土地租賃及房屋租賃支出為人民幣56,329,000元和人民幣42,606,000元。

(5) 關連交易－廈門航空向河北航空有限公司（「河北航空」）出售飛機

於二零一一年十二月二十三日，董事會宣佈本公司附屬公司廈門航空與河北航空訂立飛機出售合同(「二零一一年飛機出售合同」)，據此，廈門航空同意出售且河北航空同意購置兩架B737-700飛機，代價約為人民幣4.26億元。

於二零一二年九月二十六日，董事會宣佈廈門航空與河北航空訂立飛機出售合同(「二零一二年飛機出售合同」)，據此，廈門航空同意出售且河北航空同意購置一架B737-800飛機，代價約為人民幣2.57億元。

河北航空為河北航空投資集團有限公司的控股子公司，河北航空投資集團有限公司為廈門航空主要股東，故河北航空為本公司的關連人士。根據上市規則，由於二零一二年飛機出售合同的各適用百分比率(溢利比率除外)與二零一一年飛機出售合同項下擬進行的交易合計後高於0.1%但低於5%，因此二零一一年飛機出售合同及二零一二年飛機出售合同項下擬進行之交易共同構成本公司的關連交易，須根據上市規則第14A章作出申報及公告，而可獲豁免獨立股東批准的規定。

(6) Connected Transaction-Sale of 51% Equity Interests in Xiamen Airlines Media Co., Ltd. ("XAMC")

On 29 June 2012, the Board announced that Xiamen Airlines and SACM entered into an agreement, pursuant to which Xiamen Airlines agreed to sell and SACM agreed to purchase 51% equity interests in XAMC at the consideration of RMB43.12 million. The Company believes that the disposal of the 51% equity interests in XAMC can promote the integration of media resources owned by SACM and XAMC, and they can achieve a better development by mutual use of the platforms and resources owned by each other. As XAMC shall be owned as to 49% by Xiamen Airlines, Xiamen Airlines shall continue to benefit from long-term development of XAMC.

As SACM is a company owned as to 40% by the Company and 60% by CSAHC, SACM is a non-wholly-owned subsidiary of CSAHC and a connected person of the Company. Pursuant to the Listing Rules, as one of the applicable percentage ratios (other than the profits ratio) for the disposal of the 51% equity interests in XAMC is more than 0.1%, but less than 5%, the disposal of the 51% equity interests in XAMC constitutes a connected transaction of the Company, which is subject to the reporting and announcement requirements and is exempted from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules.

(7) Connected Transaction-Subscription of New A Shares by CSAHC

On 11 June 2012, the Board approved the proposed issuance of not more than 487,804,878 new A Shares (after the adjustment with reference to the profit distribution proposal for 2011) to CSAHC at the subscription price of RMB4.10 (after the adjustment with reference to the profit distribution proposal for 2011) per A Share (the "Non-public A Share Issue"). The proceeds to be raised from the proposed Non-public A Share Issue will be not more than RMB2 billion. CSAHC entered into the Subscription Agreement with the Company, pursuant to which CSAHC has conditionally agreed to subscribe for and the Company has conditionally agreed to allot and issue not more than 487,804,878 new A Shares for an aggregate consideration of not more than RMB2 billion, equivalent to the subscription price of RMB4.10 per new A Share (the "Subscription").

Since CSAHC is the controlling Shareholder and a connected person of the Company, the Subscription constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules. The above Non-public A Share Issue and the Subscription were approved at the First Extraordinary General Meeting of 2012 held on 10 August 2012. In addition, such non-public A Share Issue and the Subscription are subject to the approval from the China Securities Regulatory Commission.

(6) 關連交易－出售於廈門航空文化傳媒有限公司(「廈航文化傳媒」)的51%股權

於二零 二年六月二十九日，廈門航空與文化傳媒公司訂立 份協議，據此，廈門航空同意出售以及文化傳媒公司同意購買廈航文化傳媒51%的股權，代價為人民幣4,312萬元。本公司認為，出售廈航文化傳媒51%股權能促進整合文化傳媒公司及廈航文化傳媒所擁有的媒體資源，且該等公司透過互相使用彼此所擁有的平臺及資源可取得更好發展，出售完成後廈航仍持有廈航文化傳媒49%的股權，將繼續從廈航文化傳媒的長遠發展中獲益。

由於文化傳媒公司為本公司及南航集團分別擁有40%及60%的公司，故文化傳媒公司為南航集團的非全資附屬公司及為本公司的關連人士。根據上市規則，由於出售廈航文化傳媒51%股權的其中 項適用百分比率(溢利比率除外)超過0.1%但少於5%，故出售廈航文化傳媒51%股權構成本公司的關連交易，須遵守上市規則第14A章有關申報及公告的規定，但獲豁免獨立股東批准的規定。

(7) 關連交易－南航集團認購新A股

於二零 二年六月十 日，董事會批准建議以每股A股人民幣4.10元(根據二零 年度利潤分配方案調整後)的認購價向南航集團發行不超過487,804,878股新A股(根據二零 年度利潤分配方案調整後)(「非公開發行A股」)。本次建議非公開發行A股的募集資金總額將不超過人民幣20億元。南航集團與本公司訂立認購協議。根據此協議，南航集團有條件同意認購以及本公司有條件同意配發及發行不超過487,804,878股新A股，總代價不超過人民幣20億元，相當於認購價每股新A股人民幣4.10元(「認購事項」)。

由於南航集團為控股股東及本公司的關連人士，根據上市規則第14A章，認購事項構成本公司的關連交易，須遵守上市規則有關報告、公告及獨立股東批准的規定。本公司於二零 二年八月十日舉行的二零 二年第 次臨時股東大會已通過上述非公開發行A股及認購事項。此外，該等非公開發行A股及認購事項尚待中國證券監督管理委員會批准。

董事會報告書
Report of the Directors

The Independent Non-executive Directors of the Company have confirmed to the Board that they have reviewed the non-exempt continuing connected transactions and are of the view that:

(a) those transactions were conducted in the ordinary and usual course of business of the Group;

(b) those transactions were entered into on ordinary commercial terms, or if comparable transactions were not sufficient to judge whether the terms of those transactions were on ordinary commercial terms, then in relation to the Group, those transactions were on terms no less favorable than the terms obtained from or provided (as the case may be) by independent third party; and

(c) those transactions were conducted in accordance with the relevant agreement governing them on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

The auditors of the Company was engaged to report on the Company's continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 "Assurance Engagement Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by Hong Kong Institute of Certified Public Accountants. The auditors have issued their unqualified letter containing their conclusions in respect of the above-mentioned continuing connected transactions in accordance with the Rule 14A.38 of the Listing Rules, indicating that:

(a) nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Board.

(b) for transactions involving the provision of goods or services by the Group, nothing has come to their attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Group.

(c) nothing has come to their attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions.

(d) with respect to the aggregate amount of the continuing connected transactions, nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have exceeded the maximum aggregate annual value disclosed in the previous announcements made by the Company in respect of each of the disclosed continuing connected transactions.

本公司的獨立非執行董事已向本公司董事會確認其已審閱上述所有非豁免持續關連交易，並認為：

(a) 該等交易屬本集團的日常業務；

(b) 該等交易乃按照 般商務條款進行，或如可供比較的交易不足以判斷該等交易的條款是否為 般商務條款，則對本集團而言，該等交易的條款不遜於獨立第三方可取得或提供（視情況而定）的條款；及

(c) 該等交易乃根據有關交易的協議條款進行，而交易條款公平合理，並且符合本公司股東的整體利益。

本公司核數師，遵照香港會計師公會頒布的《香港鑒證業務準則》第3000號「非審核或審閱過往財務資料之鑒證工作」，並參考《實務說明》第740號「關於《香港上市規則》所述持續關連交易的核數師函件」，就本公司的持續關連交易做出匯報。核數師已根據《上市規則》第14A章第38段出具載有上述持續關連交易的結論的無保留意見函件，表示：

(a) 彼等沒有注意到任何事項致使其認為董事會並未批准所披露持續關連交易。

(b) 如果是本集團提供貨品或服務的持續關連交易，彼等沒有注意到任何事項致使他們認為，這些持續關連交易沒有在所有重大方面按照本集團的定價政策進行。

(c) 彼等沒有注意到任何事項致使他們認為，持續關連交易沒有在所有重大方面按照相關協議規管。

(d) 在上述所列各項持續關連交易的交易總額方面，彼等沒有注意到任何事項致使他們認為，所披露持續關連交易的年度交易總額已超過在先前發出的公告中所披露各項持續關連交易的年度上限。

董事會報告書
Report of the Directors

Certain related party transactions as disclosed in note 46 of the financial statements prepared under IFRSs also constituted connected transactions under the Listing Rules required to be disclosed in accordance with Chapter 14A of the Listing Rule. The Company has complied with the disclosure requirements of Chapter 14A of Listing Rules in respect of the above connected transactions or continuing connected transactions.

根據上市規則，載於按國際財務報告準則編製的財務報表附註46的若干關聯方交易亦構成上市規則下的關連交易，須根據上市規則第14A章作出披露。本公司就上述關連交易或持續關連交易的披露已符合上市規則第14A章的披露規定。

DONATIONS

For the year ended 31 December 2012, the Group made donations for charitable purposes amounting to RMB10.12 million.

捐贈

截至＿零 ＿年十＿月三十 日年度，本集團共捐贈人民幣1,012萬元作為慈善用途。

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 31 December 2012, the Group's deposits placed with financial institutions or other parties did not include any designated deposits, or overdue time deposits for which the Group failed to receive repayments.

委託存款及逾期定期存款

截至＿零 ＿年十＿月三十 日，本集團存於金融機構或其他單位的存款沒有包括任何委托存款或已到期但本集團未能取回的定期存款。

MATERIAL LITIGATION

As at 31 December 2012, the Group was not involved in any material litigation.

重大訴訟

於＿零 ＿年十＿月三十 日，本集團無重大訴訟。

AUDITORS

A resolution is to be proposed at the forthcoming Annual General Meeting of the Company for the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited (to be renamed as PricewaterhouseCoopers Zhong Tian LLP) to provide professional services to the Company for its domestic financial reporting, U.S. financial reporting and internal control for the year 2013 and PricewaterhouseCoopers to provide professional services to the Company for its Hong Kong financial reporting for the year 2013.

核數師

本公司於即將舉行的股東周年大會上將提議通過分別聘任普華永道中天會計師事務所有限公司（名稱將改為普華永道中天會計師事務所（特殊普通合夥））為本公司2013年度國內財務報告、美國財務報告以及財務報告內部控制提供專業服務，聘任羅兵咸永道會計師事務所為本公司2013年度香港財務報告提供專業服務的決議。

By order of the Board
Si Xian Min
Chairman

Guangzhou, the PRC
26 March 2013

承董事會命
司獻民
董事長

中國 • 廣州
＿零 三年三月＿十六日

監事會報告書
Report of the Supervisory Committee

Dear Shareholders,

列位股東：

I. Particulars of the Work of the Supervisory Committee

1. An extraordinary meeting of the Sixth Session of the Supervisory Committee was held on 16 March 2012, details of which were as follows: The "Supplemental Agreement to the 'Framework Agreement on Financial Services'" entered between the Company and Southern Airlines Group Finance Company Limited was considered and approved;

2. The 6th meeting of the Sixth Session of the Supervisory Committee was held on 29 March 2012, details of which were as follows: 1.The 2011 annual report (full version and summary) and results announcement (including the financial statement prepared under the PRC GAAP and IFRSs) were reviewed and approved; 2.The proposal on profit distribution for 2011 was reviewed and approved; 3.Report of the Supervisory Committee for 2011 was reviewed and passed for approval at the general meeting; 4. The internal control appraisal report for 2011 was reviewed and approved; 5. Report on deposit and actual use of fund raised in 2011 was reviewed and approved; 6. The 2011 Corporate Social Responsibility Report of the Company was reviewed and approved;

3. An extraordinary meeting of the Sixth Session of the Supervisory Committee on 24 April 2012, details of which were as follows: The first quarterly report for 2012 of the Company was reviewed;

4. The 7th meeting of the Sixth Session of the Supervisory Committee of the Company was held on 11 June 2012, details of which were as follows: 1. The proposal on non-public offering of A shares was reviewed and approved; 2. The "Report on the Use of Fund Previously Raised of China Southern Airlines Company Limited" was reviewed;

5. The 8th meeting of the Sixth Session of the Supervisory Committee was held on 27 August 2012, details of which were as follows: 1.The 2012 interim report (full version and summary) and results announcement (including the financial statement prepared under the PRC GAAP and IFRSs) were reviewed and approved; 2. The "Report on Deposit and Actual Use of Fund Raised in the First-half of 2012 of China Southern Airlines Company Limited" was reviewed;

6. An extraordinary meeting of the Sixth Session of the Supervisory Committee on 25 September 2012, details of which were as follows: reviewed and provided independent opinion on the connected transactions regarding the renewal of the "Asset Lease Agreement" and "Property Lease Agreement" entered between the Company and China Southern Air Holding Company;

一、監事會的工作情況

1、 2012年3月16日召開第六屆監事會臨時會議，會議情況如下：審議通過本公司與中國南航集團財務有限公司簽訂《<金融服務框架協議>的補充協議》；

2、 2012年3月29日召開第六屆監事會第六次會議，會議情況如下：1、審議批准2011年度報告全文、摘要及業績公告(包括中國、國際會計準則的會計報表)；2、審議通過本公司2011年度利潤分配預案；3、審議通過2011年監事會報告書並提交股東大會批准；4、審議通過2011年度內部控制評估報告；5、審議通過2011年度募集資金存放與實際使用情況的報告；6、審議通過公司2011年度社會責任報告；

3、 2012年4月24日召開第六屆監事會臨時會議，會議情況如下：審議本公司2012年第 季度報告；

4、 2012年6月11日召開第六屆監事會第七次會議，會議情況如下：1、審議通過本公司非公開發行A股股票方案；2、批准《中國南方航空股份有限公司關於前次募集資金的使用情況報告》；

5、 2012年8月27日召開第六屆監事會第八次會議，會議情況如下：1、審議2012年中期業績報告全文，摘要及業績公告(包括中國、國際會計準則的財務報表)；2、審議《中國南方航空股份有限公司關於公司2012年上半年募集資金存放與使用情況的專項報告》；

6、 2012年9月25日召開第六屆監事會臨時會議，會議情況如下：審議並對公司與中國南方航空集團公司續簽《資產租賃協議》與《房屋租賃合同》的關聯交易事項發表獨立意見；

監事會報告書
Report of the Supervisory Committee

7. An extraordinary meeting of the Sixth Session of the Supervisory Committee on 26 September 2012, details of which were as follows: considered and provided independent opinion on the connected transactions regarding the sale of a B737-800 aircraft from Xiamen Airlines Company Limited to Hebei Airlines Company Limited;

8. An extraordinary meeting of the Sixth Session of the Supervisory Committee on 24 October 2012 to review the third quarterly report for 2012 of the Company;

9. An extraordinary meeting of the Sixth Session of the Supervisory Committee on 28 December 2012 to review and provide independent opinion on the connected transactions regarding the renewal of "Property Management Framework Agreement" entered between the Company and Guangzhou China Southern Airlines Property Management Company Limited.

7、 2012年9月26日召開第六屆監事會臨時會議，會議情況如下：審議並對對廈門航空有限公司向河北航空有限公司出售一架B737-800飛機的關聯交易事項發表獨立意見；

8、 2012年10月24日召開第六屆監事會臨時會議，審議本公司2012年第三季度報告；

9、 2012年12月28日召開第六屆監事會臨時會議，審議並對公司與廣州南航物業管理有限公司續簽《物業委托管理框架協議》的關聯交易事項發表獨立意見。

II. The Supervisory Committee's Independent Opinion towards the Compliance of the Company

During the reporting period, the Supervisory Committee of the Company diligently performed its duties in protecting shareholders' rights and the Company's interests in compliance with the requirements under the Company Law, the Securities Law and the Articles of Association of the Company. Abiding by the Company's Articles of Association and "Working Procedures for the Supervisory Committee", members of the Supervisory Committee convened Supervisory Committee meetings, attended general meetings and Board meetings of the Company, and efficiently monitored major decision making process, financial reports, connected transactions of the Company as well as the conduct of the Directors and senior management of the Company. In addition, the Supervisory Committee also reviewed and provided its opinions on major issues such as regular reports, connected transactions, internal controls, shares appreciation plans of the Company.

The Supervisory Committee of the Company considered that, the Board implemented its work in 2012 in strict compliance with the relevant laws and regulations as well as the requirements of the Articles of Association of the Company, and carried out its operation in accordance with laws to ensure a healthy, steady and sustainable development of the Company. The Directors and senior management (including the President) have performed their duties diligently in accordance with laws. The Supervisory Committee is not aware of any behaviors in violation of laws, administrative regulations and the Articles of Association of the Company or which will result in an impairment of the Company's benefits and shareholders' interests in the course of their work.

二、監事會對公司依法運作情況的獨立意見

報告期內本公司監事會按照《公司法》、《證券法》和《公司章程》的規定，從切實維護股東權益和公司利益出發，勤勉盡責，根據本公司章程、《監事會議事規則》組織召開監事會會議，列席公司股東大會和歷次董事會，對本公司的重大決策、財務報告、關聯交易和公司董事、高級管理人員的行為進行了有效監督，對公司定期報告、關聯交易、內部控制、股票增值權計劃等重大事項進行審核並提出審核意見。

本公司監事會認為，公司2012年度的董事會工作能嚴格遵守相關法律法規和《公司章程》的規定，依法規範高效運作，確保公司健康、穩定、持續地發展。公司董事、總經理等高級管理人員執行職務時勤勉盡職，依法履行職責，未發現在執行公司職務時有違反法律、行政法規及公司章程或損害公司利益及股東權益的行為。

監事會報告書
Report of the Supervisory Committee

III. The Supervisory Committee's Independent Opinion towards the Financial Position of the Company

The Supervisory Committee of the Company implemented continuous monitoring and inspection on the financial system, financial position and internal controls. Upon which, the Supervisory Committee of the Company is of the opinion that the financial management system and relevant internal control systems of the Company are sound and complete and implemented effectively. The preparation, review and reporting of the financial reports of the Company as well as the audit of the financial statements of the Company by its auditors were conducted effectively in accordance with laws and regulations and the various requirements of the Company. The contents of the financial reports of the Company completely and truly reflect the financial position and operating results of the Company for 2012, and there is no material omission of information and false statements. None of the personnel responsible for the preparation and auditing of the Annual Report of the Company was found to be in violation of relevant provisions of laws and regulations. The unqualified opinions on the financial report of the Company for 2012 issued by KPMG Huazhen (the domestic auditor) and KPMG (the international auditor) are objective and fair.

三、監事會對檢查公司財務情況的獨立意見

本公司監事會對公司的財務制度和財務狀況及其內部控制情況進行持續監督與核查，並認真審核了公司編製的定期報告。經核查，監事會認為本公司的財務管理及相關內部控制制度健全，各項制度均能得到有效執行，財務報告的編製、審核、報送，以及審計師對財務報表的審計等工作均按法律法規及公司各項規定有效開展，公司財務報告的內容全面真實地反映了公司2012年度的財務狀況和經營成果，不存在重大遺漏和虛假記載。監事會未發現參與年報編製和審計的人員有違反法律法規相關規定的行為。境內審計師畢馬威華振會計師事務所以及國際審計師畢馬威會計師事務所對本公司2012年財務報告出具的標準無保留意見的審計報告是客觀公正的。

IV. The Supervisory Committee's Independent Opinion towards the Actual Use of the Latest Fund Raised by the Company

In 2010, the Company successfully completed the non-public offering of 1.5015 billion A shares and non-public offering of 312.5 million H shares, with net proceeds of RMB9.838 billion and HK$850 million, respectively. The above proceeds have been deposited into the Company's special accounts for funds and were verified by KPMG Huazhen with a capital verification report issued. The proceeds, upon receipt, were strictly used in accordance to its committed use. Proceeds from the H shares offering were used up in 2011. As at 31 December 2012, RMB 9,838,369,714.52 from the A shares offering were used. The proceeds were used up in accordance to the purpose of raising such funds. As such, all special accounts were closed in February 2012.

四、監事會對公司最近一次募集資金實際投入情況的獨立意見

2010年，本公司成功非公開發行15.015億股A股股票和非公開發行3.125億股H股股票，發行A股股票募集資金淨額約為人民幣98.38億元，發行H股股票H股募集資金為8.5億港元。上述資金均已進入本公司的募集資金專戶，並經過畢馬威華振會計師事務所驗資後出具驗資報告。本公司在募集資金到位後嚴格按照承諾的用途使用募集資金，其中H股募集資金已經在2011年度使用完畢。截至2012年12月31日，公司共使用A股募集資金人民幣9,838,369,714.52元，募集資金已按照募集資金用途全部使用完畢，並於2012年2月將募集資金專戶全部銷戶。

監事會報告書
Report of the Supervisory Committee

The Board have issued the Report on Deposit and Actual Use of Fund Raised by the Company which provides detailed explanation on the actual management and usage of the proceeds from the non-public offering of A shares and H shares in 2012. Upon meticulous inspection, the Supervisory Committee of the Company is of the opinion that the Company has been in compliance with the relevant stipulations of the "Management System of the Proceeds". In accordance with the use of proceeds as stated in the application document relating to the non-public issue of A shares by the Company, the deposit, use and management of proceeds were not found to be in violation of the "Management System of the Proceeds" and the "Administrative Measures for Proceeds of Companies Listed on the Shanghai Stock Exchange".

本公司董事會對募集資金的存放與使用情況出具《公司募集資金存放與實際使用情況的專項報告》，對2012年度非公開發行A股和H股股票募集資金的實際管理及使用情況進行了詳細說明。本公司監事會在認真核查後認為，公司能夠遵照《募集資金管理制度》的相關規定，按照公司非公開發行A股申請文件中所列的募集資金用途使用募集資金，並履行相應的批准和披露義務；募集資金的存放、使用、管理均不存在違反《募集資金管理制度》及《上海證券交易所上市公司募集資金管理規定》規定的情形。

V. The Supervisory Committee's Independent Opinion towards the Acquisition and Disposal of Assets by the Company

The Supervisory Committee of the Company had reviewed all the significant acquisition and disposal of assets by the Company, and is of the opinion that significant acquisition and disposal of assets by the Company has undergone corresponding approval procedures in strict compliance with the requirements of the laws, regulations and the Articles of Association of the Company. They were all disclosed strictly in accordance with the listing rules of the jurisdictions in which the Company is listed, and the pricing of those transactions was based on appraised value conducted after an arm's length negotiation. There were no insider transactions and the transactions were conducted in the interests of the shareholders, especially the medium to minority shareholders of the Company.

五、監事會對公司收購、出售資產情況的獨立意見

本公司監事會對本公司的重大收購、出售資產事項進行了核查，認為公司重大資產收購、出售均嚴格按照法律法規和公司章程等的規定履行了相應的審批程序，並嚴格按照上市地上市規則進行對外披露，交易的定價均根據評估價值或市場公允價值，及經過公平協商釐定，不存在內幕交易情況，符合廣大股東特別是中小股東的利益。

VI. The Supervisory Committee's Independent Opinion towards the Connected Transactions of the Company

The Supervisory Committee of the Company provides independent opinion towards each major connected transaction pursuant to management system on connected transactions of the Company. The Supervisory Committee is of the opinion that the Company's connected transactions are conducted in compliance with laws and regulations, the listing rules of the jurisdictions in which the Company is listed, the Articles of Association of the Company and relevant systems in managing the Company's connected transactions. All connected shareholders and connected directors of the Company had abstained from voting on the related matters in general meetings and meetings of the Board while independent Directors have expressed independent opinion. The connected transactions were conducted at fair market prices without prejudice to the interests of the Company and its medium to minority shareholders.

六、監事會對公司關聯交易情況的獨立意見

按照本公司關聯交易管理制度，本公司監事會對本公司的每 項重大關聯交易事宜均需發表獨立意見。本公司監事會認為，公司的關聯交易事項能按照法律法規、上市地上市規則、公司章程以及公司關聯交易管理的相關制度開展，在股東大會和董事會審議相關事宜時，關聯股東和關聯董事均回避表決，獨立董事發表獨立意見，關聯交易均按公允的市場價格進行，沒有損害公司和中小股東的利益。

監事會報告書
Report of the Supervisory Committee

VII. The Supervisory Committee's Review on Self-Appraisal Report on Internal Controls

During the reporting period, the Supervisory Committee of the Company actively monitor the establishment and improvement of internal control system, during which the Supervisory Committee understood the key progress of the appraisal of internal control as well as reviewed the self-appraisal report on internal controls prepared by the Company. The preparation meeting for the 6th meeting of the Sixth Session of the Supervisory Committee was held on 23 March 2012, during which the internal audit reported the evaluation on internal controls of the Company for 2011. The 6th meeting of the Sixth Session of the Supervisory Committee was held on 29 March 2012 where the internal control appraisal report of the Company for 2011 was reviewed and approved.

七、監事會對內部控制自我評價報告的審閱情況

報告期內，本公司監事會積極關注公司內部控制的建立健全情況，重點瞭解公司內部控制評估工作的進展情況，並審閱了公司編製的內部控制自我評估報告。2012年3月23日，監事會召開第六屆監事會第六次會議之預備會議，會議聽取了審計部門關於公司2011年度內部控制評估報告的彙報。2012年3月29日，本公司監事會召開第六屆監事會第六次會議，審議通過了本公司2011年度內部控制評估報告。

By Order of the Supervisory Committee
Pan Fu
Chairman of the Supervisory Committee

Guangzhou, the PRC
26 March 2013

承監事會命
潘福
監事會主席

中國 • 廣州
二零一三年三月二十六日

企業管治報告書
Corporate Governance Report

It is the firm belief of the Company that a good and solid corporate governance framework is essential to the sustained development of the Company and the enhancement of shareholders' value. The Company has always strived to strictly comply with the regulatory requirements of the China Securities Regulatory Commission, the Shanghai Stock Exchange, the Stock Exchange, the New York Stock Exchange, Inc. and the United States Securities and Exchange Commission, and is committed to attaining and maintaining high standards of corporate governance and adopts principles of corporate governance emphasizing a quality board, accountability to all stakeholders, open communication and fair disclosure.

本公司堅信，良好穩固的企業管治架構是確保本公司持續發展和提升股東價值的重要基礎。本公司一直嚴格遵守中國證券監督管理委員會、上海證券交易所、聯交所、紐約證券交易所及美國證券交易委員會的監管規定，並致力達致和保持高水平的企業管治，所採納的企業管治原則，強調優質的董事會向所有利益群體負責，開放溝通和公平披露。

CODE ON CORPORATE GOVERNANCE PRACTICES

企業管治守則

The Board has reviewed the corporate governance practices of the Company, and considers that the Company has applied the principles of the corporate governance practices and adopted sound governance and disclosure practices accordingly. The Group has complied with the code provisions of the former Corporate Governance Code for the period from 1 January 2012 to 31 March 2012 and the code provisions of the revised Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the period from 1 April 2012 to 31 December 2012.

本公司董事會已審閱本公司之企業管治常規，並認為本公司已採納了相關企業管治常規的原則並實行完善的管治和披露措施。本集團於二零　二年　月　日至二零　二年三月三十　日止期間任何時間　直遵守了舊《企業管治守則》所載之守則條文及二零　二年四月　日至二零　二年十二月三十　日止期間任何時間　直遵守了《上市規則》附錄十四經修訂的《企業管治守則》所載之守則條文。

The corporate governance practices adopted by the Company are summarized below.

本公司所採納的企業管治措施概述於下文。

THE BOARD

董事會

The Board manages the Company's affairs on behalf of shareholders with the objective of enhancing the shareholder value. The Board, headed by the Chairman, is responsible for the formulation and the approval of the Group's development and business strategies and policies, approval of annual budgets and business plans, recommendation of dividend, ensuring a prudent and effective internal control system and monitoring the performance of the management in accordance with the Articles of Association of the Company, the rules and procedures of shareholders' general meeting and the rules and procedures of board meeting.

董事會代表股東管理本公司事務，並以增進股東價值為宗旨。在董事長的領導下，董事會負責根據公司章程、股東大會議事規則及董事會議事規則，制訂和審批本集團的發展和業務策略與政策、審批年度預算與業務計劃、建議股息方案，確保實施審慎有效的內部監控系統以及監督管理層的表現。

The major issues which were brought before the Board for their decisions included:

1. Direction of the operational strategies of the Group;
2. Setting the policies relating to key business and financial objectives of the Company;
3. Monitoring the performance of the management;
4. Approval of material acquisitions, investments, divestments, disposal of assets or any significant capital expenditure of the Group;
5. Ensuring a prudent and effective internal control system; and
6. Review of the financial performance and results of the Company.

提交董事會議決的主要事項包括：

1. 本集團營運策略方針；
2. 有關本公司主要業務及財務目標的政策制定；
3. 監督管理層的表現；
4. 批准本集團重大收購、投資、出售、資產處置或任何重大資本開支；
5. 確保實施審慎有效的內部監控系統；及
6. 審議本公司財務報表與業績。

企業管治報告書
Corporate Governance Report

Under the leadership of the President, the management of the Company is responsible for the day-to-day operations of the Group. The roles of the Chairman are separated from that of the President. Such division of responsibilities allows a balance of power between the Board and the management of the Group, and ensures their independence and accountability. The Chairman is the leader of the Board and he oversees the Board so that it acts in the best interests of the Group. The Chairman is responsible for deciding the agenda for each Board meeting, taking into account, where appropriate, matters proposed by other Directors for inclusion in the agenda. The Chairman has an overall responsibility for providing leadership, vision and direction in the development of the business of the Company. The President, assisted by the Executive Vice Presidents, is responsible for the day-to-day management of the business of the Group, attends to the formulation and successful implementation of policies, and assumes full accountability to the Board for all operations of the Group. Working with the Executive Vice Presidents and the executive management team of each core business division, the President ensures the effective operations and sustained development of the Group. He maintains a continuing dialogue with the Chairman and all Directors to keep them fully informed of all major business development issues. He is also responsible for building and maintaining an effective executive team to support him in his role. The Chairman and the President are not connected with each other. None of the other Directors is connected with one another.

本公司管理層以總經理為首，負責本集團的日常營運。董事長與總經理各有不同職責，透過職責分工達到本集團董事會與管理層的權力平衡，以確保其獨立性和問責性。董事長領導和監督董事會，確保其以本集團的最大利益為根本。董事長負責決定每次董事會會議的議程，當中須按情況考慮其他董事提議加入議程的事宜。此外，董事長亦負責引領和釐定本公司業務的總體發展目標和方向。總經理則在副總經理的輔助下督導本集團的日常業務營運、政策規劃與實施，並就本集團一切業務對董事會負責。總經理與各副總經理和主要業務部門的行政管理層緊密合作，確保本集團的有效營運和持續發展。總經理須與董事長和所有董事保持聯繫，向其報告所有重大業務發展事宜，並負責建立和維持有效率的行政管理團隊輔助其履行職責。董事長和總經理互相之間沒有任何關係。其他各董事之間也概無任何關係。

During the year ended 31 December 2012, the members of the Board comprise three Non-executive Directors, three Executive Directors and four Independent Non-executive Directors. All of the Directors shall hold their offices until the expiry of the terms of the Sixth Session of the Board. The brief biographical details of the Directors are set out on pages 185 to 189 of this Annual Report.

截至二零一二年十二月三十一日，董事會成員包括三位非執行董事、三位執行董事以及四位獨立非執行董事。所有董事之任期均至第六屆董事會任期屆滿時止。每位董事的簡歷載於本年報第185頁至第189頁。

The Board held 57 meetings in 2012, all of which were convened in accordance with the Articles of Association of the Company. The Company held two general meetings in 2012, and the Directors actively participated the general meeting in person and have been doing their best to develop a balanced understanding of the views of shareholders.

董事會在二零一二年度共舉行57次董事會會議，所有該等會議均根據公司章程的規定召開。本公司在二零一二年度共舉行兩次股東大會，董事努力做到親身出席股東大會，積極瞭解公司股東的意見。

企業管治報告書
Corporate Governance Report

The individual attendance of each Director, on a named basis, is as follows:

各董事的具體出席情況如下：

Name of Directors 董事姓名		(No. of Board meetings) Attended/ Eligible to attend 董事會出席次數／可出席次數	(No. of general meetings) Attended/ Eligible to attend 股東大會出席次數／可出席次數
Non-executive Directors	非執行董事		
Si Xian Min *(Chairman)*	司獻民*（董事長）*	57/57	2/2
Wang Quan Hua	王全華	57/57	2/2
Yuan Xin An	袁新安	57/57	1/2
Executive Directors	執行董事		
Tan Wan Geng *(Vice Chairman and President)*	譚萬庚*（副董事長、總經理）*	57/57	1/2
Zhang Zi Fang *(Executive Vice President)*	張子芳*（副總經理）*	57/57	2/2
Xu Jie Bo *(Executive Vice President, and Chief Financial Officer)*	徐杰波*（副總經理、財務總監）*	57/57	0/2
Chen Zhen You *(Retired on 6 December 2012)*	陳振友*（於二零 二年十二月六日退任）*	48/48	2/2
Independent Non-executive Directors ("INED(s)")	獨立非執行董事		
Gong Hua Zhang	貢華章	57/57	2/2
Wei Jin Cai	魏錦才	57/57	2/2
Ning Xiang Dong	寧向東	57/57	2/2
Liu Chang Le	劉長樂	57/57	0/2

The experience and views of our INEDs are held in high regard and serve as an effective guidance for the operation of the Group. The INEDs provide the Group with a wide range of expertise and experience and bring in independent judgment on issues relating to the Group's strategy, performance and management process, taking into account the interests of all shareholders. The INEDs represent one-third of the Board. One INED, Gong Hua Zhang, has the appropriate professional qualifications of accounting or related financial management expertise under Rule 3.10 of the Listing Rules. Pursuant to the guidelines on independence as set out in Rule 3.13 of the Listing Rules, the Board has received an annual independence confirmation from each INED and considers that all the INEDs are independent. In addition, their extensive experience in business and finance are very important to the Company's successful development. In 2012, the INEDs expressed their views and opinions about certain matters relevant to the shareholders and the Company as a whole at Board meetings.

本集團十分重視獨立非執行董事的經驗與意見，並以此作為本集團業務的有效指引。獨立非執行董事以全體股東利益為前提為本集團提供廣泛的專業知識及經驗，對本集團之策略、表現及管理程式之事宜提供獨立判斷。獨立非執行董事佔董事會成員的三分之 。獨立非執行董事貢華章具備上市規則第3.10條所列的適當或會計專業資格或相關財務管理專長。另外，遵照上市規則第3.13條所載獨立性指引的規定，本公司已獲每 位獨立非執行董事發出其獨立性年度確認函。本公司認為，所有獨立非執行董事均為獨立於本公司的人士。此外，他們豐富的業務及財務經驗對本公司順利發展甚為重要。於二零 二年，獨立非執行董事在董事會上就股東及本公司整體而言有關的多項事宜發表了他們的見解及意見。

企業管治報告書
Corporate Governance Report

CONTINUOUS PROFESSIONAL DEVELOPMENT OF DIRECTORS

All Directors of the Company receive comprehensive, formal and tailored induction on appointment, so as to ensure understanding of the business and operations of the Group and directors' responsibilities and obligations under the Listing Rules and relevant regulatory requirements.

Directors of the Company are continually updated on developments in the statutory and regulatory regime, and the business and market changes to facilitate the discharge of their responsibilities and obligations under the Listing Rules and relevant statutory requirements. Continuing briefings and professional development for directors will be arranged as necessary.

During the 2012, the Company has provided updates and coordinated training on the Listing Rules and relevant regulatory requirements to all Directors. All Directors have provided the record of the training they received to the Company.

All Directors of the Company as at 31 December 2012, namely Mr. Si Xian Min, Mr. Tan Wan Geng, Mr. Wang Quan Hua, Mr. Yuan Xin An, Mr. Zhang Zi Fang, Mr. Xu Jie Bo, Mr. Gong Hua Zhang, Mr. Wei Jin Cai, Mr. Ning Xiang Dong and Mr. Liu Chang Le actively participated in continuous professional development, by attending external seminars, attending in-house training or reading materials, with the topics covering regulations, corporate governance, finance and business, to develop their knowledge and skills.

董事之持續專業發展

所有本公司董事均於其首次獲委任時接受全面、正式及為其而設之入職培訓，以確保瞭解本集團業務及經營及充分明白上市規則規定董事須承擔之責任及義務及相關監管規定。

本公司董事持續獲得法定及監管制度發展以及業務及市場轉變之更新，以便彼等根據上市規則及有關法定規定履行職務及責任。另外，本公司將於有需要時向董事持續提供資訊及專業發展。

於二零一二年度，本公司已提供更新及協調有關上市規則及監管規定之培訓予所有董事。所有董事均向本公司提供了所接受培訓的記錄。

所有本公司截至二零一二年十二月三十一日止的董事，即司獻民先生、譚萬庚先生、王全華先生、袁新安先生、張子芳先生、徐杰波先生、貢華章先生、魏錦才先生、寧向東先生及劉長樂先生，均通過出席外部講座、內部培訓或閱讀材料等方式，積極參與了主題涵蓋監管規則、企業管治、財務及商業的持續專業培訓，以拓展其知識及技能。

BOARD COMMITTEES

The Company has put in place an Audit Committee, a Remuneration and Assessment Committee, a Nomination Committee and further details of the roles and functions and the composition of each of these committees are set out below:

董事會專門委員會

本公司已成立審計委員會，薪酬與考核委員會及提名委員會。有關該等委員會各自角色、職能及組成的詳情載於下文：

AUDIT COMMITTEE

The Audit Committee comprises three INEDs, one of whom, Gong Hua Zhang, possesses the appropriate professional qualifications or accounting or financial management expertise to understand financial statements. As at 31 December 2012, the Audit Committee is chaired by Gong Hua Zhang with Wei Jin Cai and Ning Xiang Dong as the members of the Audit Committee. The Audit Committee is provided with sufficient resources to discharge its duties and has access to independent professional advice if necessary.

The terms of reference of the Audit Committee are in compliance with the provision of C.3.3 of the Code, and applicable policies, rules and regulations that the Company is subject to. The details of the roles and functions of the Audit Committee are set out in the Terms of Reference of Audit Committee of the Company which has been published on the websites of the Stock Exchange and the Company at "www.hkexnews.hk" and www.csair.com". In 2012, the Audit Committee carried out the work, amongst other things, to oversee the relationship with the external auditors, to review the Group's 2012 quarterly results, 2012 interim results and 2011 annual financial statements, to monitor compliance with statutory and listing requirements, to review the scope, if necessary, to engage independent legal or other advisers as it determines is necessary and to perform investigations. In addition, the Audit Committee also examined the effectiveness of the Company's internal controls, which involves regular reviews of the internal controls of various corporate structures and business processes on a continuous basis, and takes into account their respective potential risks and severity, in order to ensure the effectiveness of the Company's business operations and the realization of its corporate objectives and strategies. The scope of such examinations and reviews includes finance, operations, regulatory compliance and risk management. The Audit Committee also reviewed the Company's internal audit plan, and submitted relevant reports and concrete recommendations to the Board on a regular basis.

The Audit Committee held 5 meetings in 2012. The Audit Committee has performed all its obligations under their terms of reference. The attendance of each member of the Audit Committee is as follows:

審計委員會

審計委員會由三名獨立非執行董事組成，其中，貢華章擁有相關專業資格或會計財務管理知識，具備對財務報表的理解能力。於二零一二年十二月三十一日，審計委員會由貢華章擔任主席、魏錦才和寧向東擔任委員。審計委員會能夠獲得充裕資源以履行其職務，並可在有需要時尋求獨立專業意見。

本公司審計委員會之職權範圍符合常規守則之條文C.3.3以及本公司須遵守的相關政策和法規。審計委員會的角色及職能的詳情刊載於已在聯交所網站「www.hkexnews.hk」及本公司網站「www.csair.com」公佈的本公司審計委員會工作細則中。於二零一二年度，審計委員會開展的工作包括監督與外界核數師的關係、審閱本集團的二零一二年季度、二零一二年中期及二零一一年年度財務報表、監督遵守法例及上市規定的情況、在其認為必須的情況下審閱法律或其他方面獨立顧問的委聘職責，以及進行調查。此外，審計委員會亦審查本公司內部控制的有效性，其中涉及定期審查公司不同管治結構及業務流程下的內部控制，並考慮各自的潛在風險及迫切程度，以確保本公司業務運作的效率及實現本公司目標及策略。有關審閱及審查的範圍包括財務、經營、合規情況及風險管理。審計委員會亦審閱本公司的內部審計方案，並定期向董事會呈交相關報告及具體建議。

審計委員會於二零一二年度共舉行5次會議，履行了其職責範圍內的所有責任。各審計委員的具體出席情況如下：

Members of the Audit Committee 委員名稱		(No. of meetings) Attended/Eligible to attend 出席次數／應出席次數
Gong Hua Zhang *(Chairman)*	貢華章（*主席*）	5/5
Wei Jin Cai	魏錦才	5/5
Ning Xiang Dong	寧向東	5/5

企業管治報告書
Corporate Governance Report

EXTERNAL AUDITORS

The Audit Committee reviewed the performance, independence and objectivity of the Company's auditors and was satisfied with the results.

The Audit Committee concludes that the independence of the auditors of the Company has not been compromised by non-audit services provided for the Group. The Company hasn't changed in its auditors in any of the preceding three years.

The following table sets forth the type of, and fees for, the principal audit services and non-audit services provided by the Company's external auditor, KPMG to the Group in 2011 and 2012:

外聘核數師

審計委員會已審核本公司核數師的表現、獨立性及客觀性，對結果滿意。

審計委員會得出的結論是本公司核數師為本集團進行非審計服務無損其獨立性。本公司於過去三年內任何一年，沒有更換核數師。

下表載列本公司外聘核數師畢馬威於二零一一年及二零一二年向本集團提供之主要審計服務及非審計服務類別及收費：

		2012 RMB Million 人民幣百萬元	2011 RMB Million 人民幣百萬元
Audit fees	審計費用	**10**	10
Non-audit fees	非審計費用	**4**	3
Total	合計	**14**	13

REMUNERATION AND ASSESSMENT COMMITTEE

As at 31 December 2012, the Remuneration and Assessment Committee comprises three members and chaired by Ning Xiang Dong (INED) together with Wang Quan Hua (Non-executive Director) and Gong Hua Zhang (INED) as members.

The main responsibilities of the Remuneration and Assessment Committee are to make recommendations to the Board on the remuneration policy, structure and packages for Directors and senior management of the Company, and to establish regular and transparent procedures on remuneration policy development and improvement. In particular, the Remuneration and Assessment Committee has the duty to ensure that the Directors or any of their associates shall not be involved in the determination of their own remuneration packages. The details of the roles and functions of the Remuneration and Assessment Committee are set out in the Terms of Reference of Remuneration and Assessment Committee of the Company which has been published on the websites of the Stock Exchange and the Company at "www.hkexnews.hk" and "www.csair.com".

薪酬與考核委員會

於二零一二年十二月三十一日，薪酬與考核委員會有三名成員，由獨立非執行董事寧向東擔任主席，另外兩名成員則為非執行董事王全華及獨立非執行董事貢華章。

薪酬與考核委員會的職責主要包括：就本公司董事及高級管理人員的薪酬政策、薪酬結構及薪酬待遇向董事會提供建議；以及針對薪酬政策的制定與改進確立正規及具透明度的程序。薪酬與考核委員會尤其獲授特定職責，須確保並無董事或其任何聯繫人參與釐定其自身的薪酬。薪酬與考核委員會的角色及職能的詳情刊載於已在聯交所網站「www.hkexnews.hk」及本公司網站「www.csair.com」公佈的本公司薪酬與考核委員會實施細則中。

企業管治報告書
Corporate Governance Report

The Remuneration and Assessment Committee held 2 meetings in 2012, which was held according to its rules and procedures. The attendance of each member is as follows.

薪酬與考核委員會於二零一二年舉行2次會議，所有會議均根據其工作細則的規定召開，以下乃各成員之出席情況。

Members of Remuneration and Assessment Committee 薪酬與考核委員會成員		(No. of meetings) Attended/Eligible to attend 出席次數／應出席次數
Ning Xiang Dong *(Chairman)*	寧向東*(主席)*	2/2
Wang Quan Hua	王全華	2/2
Gong Hua Zhang	貢華章	2/2

The Remuneration and Assessment Committee consulted, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive Directors. The Remuneration and Assessment Committee is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Assessment Committee is also responsible for assessing performance of executive Directors and approving the terms of executive Directors' service contracts. The Remuneration and Assessment Committee has performed all its responsibilities under its terms of reference in 2012.

薪酬與考核委員會在合適時就其他執行董事的薪酬建議諮詢董事長及／或總經理，並獲提供充裕資源以履行其職務。並在需要時索取專業意見。薪酬與考核委員會亦負責評估執行董事之表現及審批執行董事之服務合約條款。薪酬與考核委員會在二零一二年履行了其職責範圍內的所有責任。

NOMINATION COMMITTEE

提名委員會

As at 31 December 2012, the Nomination Committee consists of three members, including Si Xian Min as chairman and Gong Hua Zhang (INED) and Wei Jin Cai (INED) as members. The work conducted by the Nomination Committee in 2012 were to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of Directors and executives and give advice to the Board; identify qualified candidates for Directors and executives; investigate and propose candidates for Directors and managers and other senior management members to the Board.

於二零一二年十二月三十一日，提名委員會有三名成員，由司獻民出任提名委員會主席，另外兩名成員則為獨立非執行董事貢華章及魏錦才。提名委員會二零一二年度的工作包括根據公司經營活動情況、資產規模和股權結構對董事會的規模和構成向董事會提出建議；研究董事、經理人員的選擇標準和程式，並向董事會提出建議；廣泛搜尋合格的董事和經理人員的人選；對董事候選人和經理人選進行審查並提出建議以及對須提請董事會聘任的其他高級管理人員進行審查並提出建議。

In accordance with relevant laws and regulations as well as the provisions of the Articles of Association of the Company, the Nomination Committee shall study and resolve on the selection criteria, procedures and terms of office for Directors and managers with reference to the Company's actual situation. Any resolution made in this regard shall be filed and proposed to the Board for approval and shall be implemented accordingly. The Nomination Committee is provided with sufficient resources to discharge its duties and independently engage intermediate agencies to provide professional advice on its proposals if necessary. The details of the roles and functions of the Nomination Committee are set out in the Terms of Reference of Nomination Committee of the Company which has been published on the websites of the Stock Exchange and the Company at "www.hkexnews.hk" and "www.csair.com".

提名委員會依據相關法律法規和公司章程的規定，結合本公司實際情況，研究公司的董事、經理人員的當選條件、選擇程式和任職期限，形成決議後備案並提交董事會通過，並遵照實施。提名委員會能夠獲提供充裕資源以履行其職務，並在其認為有必要時，可獨立聘請中介機構為其建議提供專業意見。提名委員會的角色及職能的詳情刊載於已在聯交所網站「www.hkexnews.hk」及本公司網站「www.csair.com」公佈的本公司提名委員會工作細則中。

企業管治報告書
Corporate Governance Report

The Nomination Committee held 5 meetings in 2012. The Nomination Committee has performed all its obligations under their terms of reference in 2012. The attendance of each member of the Nomination Committee is as follows:

提名委員會於二零一二年舉行了5次會議，提名委員會在二零一二年履行了其職責範圍內的所有責任。以下乃各成員之出席情況。

Members of the Nomination Committee 提名委員會成員		(No. of meetings) Attended/Eligible to attend 出席次數／應出席次數
Si Xian Min *(Chairman)*	司獻民 *(主席)*	5/5
Gong Hua Zhang	貢華章	5/5
Wei Jin Cai	魏錦才	5/5

CORPORATE GOVERNANCE FUNCTIONS

The Board is responsible for performing the corporate governance duties set out in the code provision D.3.1 of the revised Corporate Governance Code.

During the year, the Board reviewed the compliance of the Model Code and disclosure in this Corporate Governance Report during the board meeting to approve the annual result.

企業管治職能

董事會負責執行經修訂企業管治守則之守則條文D.3.1職權範圍所載之企業管治職責。

於本年度內，董事會於召開會議審議年度業績時及年度報告時，審閱《標準守則》及本企業管治報告內之披露。

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF LISTED ISSUERS

Having made specific enquiries with all the Directors and Supervisors, they confirmed that they had for the year ended 31 December 2012 complied with the Model Code. The code of conduct adopted by the Company regarding securities transactions by Directors and Supervisors is no less stringent than the Model Code.

上市公司董事及監事進行證券交易的標準守則

經向所有本公司董事及監事作出特定查詢後，彼等確認董事截至二零一二年十二月三十一日止年度內一直遵守《標準守則》。就董事及監事的證券交易方面，本公司所採納的操守的嚴格性並不亞於《標準守則》。

RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The following statement, which sets out the responsibilities of the Directors in relation to the financial statements, should be read in conjunction with, but distinguished from, the reports prepared by the auditors of the Company, which acknowledges the reporting responsibilities of the Group's auditors.

The Directors are responsible for the preparation of periodic accounts for each financial year which should give a true and fair view of the state of affairs, results and cash flows of the Group during that period.

The reporting responsibilities of the Company's external auditor, KPMG, are set out on pages 61 to 62. The Directors consider that in preparing the financial statements, the Group uses appropriate accounting policies that are consistently applied, and that all applicable accounting standards are followed.

對財務報表的責任

下文載述董事對財務報表的責任，應與本年度報告中由本集團核數師編製的闡明本集團核數師呈報職責的核數師報告一並閱讀，但兩者應分別獨立理解。

董事負責監督各財政週期賬目的編製，此等賬目應真實及公平地反映本集團於該期間的業務狀況、業績及現金流量。

公司外部核數師，畢馬威會計師事務所的呈報職責載於第61頁至第62頁。董事認為，在財務報表的編製過程中，本集團貫徹採用了適當的會計政策，並遵守所有相關會計準則。

企業管治報告書
Corporate Governance Report

The Directors are responsible for ensuring that the Group keeps accounting records which disclose with reasonable accuracy the financial position of the Group and which enable the preparation of financial statements in accordance with PRC laws and regulations and disclosure requirements of the Hong Kong Companies Ordinance and the applicable accounting standards.

董事有責任確保本集團保存會計紀錄。該等紀錄必須合理準確地披露本集團的財政狀況，以及可供根據中國法律法規及香港《公司條例》的披露要求和有關會計準則編製財務報表。

INTERNAL CONTROL

內部監控

The Board has an overall responsibility for the Group's internal control system and its effectiveness. The Board has existing process to identify, assess and manage major risks to which Group is exposed. It is part of the process to renew the internal control system in case of changes in operating environment or regulation.

董事會負責本集團的總體內部監控系統及其有效性。董事會已確立既定程序，以確定、評估及管理本集團所面對的重大風險，程序包括當營商環境或規例指引變更時，更新內部監控系統。

The Board has conducted a review of, and is satisfied with the effectiveness of the Group's internal control system for the financial year ended 31 December 2012.

董事會已審閱本集團於截至二零 二年十二月三十 日止財政年度本集團的內部監控系統，並對其有效性表示滿意。

COMMUNICATIONS WITH SHAREHOLDERS AND INVESTOR RELATIONS

與股東及投資者之溝通及投資者關係

The Board believes that a transparent and timely disclosure of the Group's information will enable shareholders and investors to make the best investment decision and to have better understanding on the Group's business performance and strategies. It is also vital for developing and maintaining continuing investor relations with the Company's potential and existing investors.

董事會相信，具透明度及適時披露本集團資料將有助股東及投資者作出最佳投資決定，並可增強其對本集團業務表現及策略之瞭解。此舉亦對發展及維繫與本公司之潛在投資者及現有投資者之持續投資者關係至為重要。

The Company maintains a website at "www.csair.com" as a communication platform with shareholders and investors, where the Group's business developments and operations, financial information, corporate governance practices and other information are available for public access. Shareholders and investors may also write directly to the Company Secretary Office of China Southern Airlines Company Limited, No. 278, Ji Chang Road, Guangzhou, PRC or via email to "ir@csair.com" for any inquiries. Inquiries are dealt with in an informative and timely manner.

本公司設有網站「www.csair.com」作為與股東及投資者溝通之平臺，可供公眾人士瀏覽有關本集團業務發展及營運、財務資料、企業管治常規及其他資料。股東及投資者如有任何查詢，亦可直接致函廣東省廣州市白雲區機場路278號中國南方航空股份有限公司董事會秘書辦公室或電郵至「ir@csair.com」。本公司會以適時資訊形式處理有關查詢。

Shareholders' meetings provide an opportunity for communication between the Board and the shareholders. Board members and appropriate senior staff of the Group are available at the meetings to answer any questions raised by shareholders. The 2011 Annual General Meeting of the Company was held on 31 May 2012, the notice of which was sent to shareholders no less than 20 clear business days before the meeting.

股東大會提供董事會與股東之間溝通機會。董事會成員及本集團合適之高級職員均會出席股東周年大會，以解答股東任何提問。本公司之二零 年度股東週年大會於二零 二年五月三十 日舉行，大會通告已於大會前不少於20個完整營業日送交股東。

企業管治報告書
Corporate Governance Report

AMENDMENTS MADE TO ARTICLES OF ASSOCIATION OF THE COMPANY

During the year of 2012, the following changes were made to the Article 16 of the Articles of Association of the Company:

Article 16: For the purpose of the Articles of Association, other senior management of the Company refer to the Executive Vice President, Chief Financial Officer, Chief Pilot, COO Flight Safety, Chief Information Officer, Chief Economist, Chief Legal Adviser, Chief Engineer, COO Flight Operations, Company Secretary and other senior management appointed by the Board.

SHAREHOLDERS' RIGHTS

As one of the measures to safeguard shareholders' interests and rights, separate resolutions are proposed at shareholders' meetings on each substantial issue, including the election of individual directors, for shareholders' consideration and voting. All resolutions put forward at shareholders' meetings will be voted by poll pursuant to the Listing Rules and the poll results will be posted on the websites of the Stock Exchange and the Company at "www.hkexnews.hk" and "www.csair.com" after the relevant shareholders' meetings.

Extraordinary general meetings may be convened by the Board on written requisition of shareholder(s) individually or jointly holding 10% or more of the Company's issued and outstanding shares carrying voting rights pursuant to Article 79(3) of the Articles of Association of the Company. Shareholders should follow the requirements and procedures as set out in such Article for convening an extraordinary general meeting.

For putting forward any enquiries to the Board, shareholders may send written enquiries to the Company. Shareholders may send their enquiries or requests in respect of their rights as mentioned above to the Company's board company secretary office or via email as set out in the above section headed "Communications with shareholders and investors and investor relations".

公司章程修訂

於二零 二年度，本公司章程第十六條作出了以下修訂：

第十六條：本章程所稱其他高級管理人員是指公司的副總經理、財務總監、總飛行師、安全總監、總信息師、總經濟師、總法律顧問、總工程師、運行總監、董事會秘書以及董事會決定聘任的其他高級管理人員。

股東權利

作為保障股東權益及權利之 項措施，本公司就各重大事項(包括選舉個別董事)於股東大會提呈獨立決議案，以供股東考慮及投票。所有於股東大會提呈之決議案將根據上市規則以投票方式表決。投票表決之結果將於相關股東大會後在聯交所網站「www.hkexnews.hk」及本公司網站「www.csair.com」上公佈。

股東特別大會可由董事會應單獨或合計持有本公司發行在外的有表決權的股份百分之十以上(含百分之十)的股東以書面形式之請求而召開，根據章程第79(3)條而召開。有關請求必須陳述於大會上將處理之事務的目標，且必須由請求人簽署，並向董事會或本公司公司秘書書面作出。股東應遵循有關章程所載有關召開股東特別大會之規定及程序。

就向董事會提出查詢而言，股東可向本公司發出書面查詢。股東可就上述權利向本公司之董事會秘書辦公室或電郵至上節「與股東及投資者之溝通及投資者關係」所載郵件地址發出查詢或提出請求。

獨立核數師報告
Independent auditor's report

Independent auditor's report to the shareholders of China Southern Airlines Company Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of China Southern Airlines Company Limited ("the Company") and its subsidiaries (together "the Group") set out on pages 63 to 179, which comprise the consolidated and company statements of financial position as at 31 December 2012, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory information.

Directors' responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

致中國南方航空股份有限公司股東

(於中華人民共和國註冊成立的有限公司)

我們已審計刊於第63頁至第179頁中國南方航空股份有限公司(「貴公司」)及其子公司(「貴集團」)的合併財務報表，此合併財務報表包括於2012年12月31日的合併資產負債表和資產負債表與截至該日止年度的合併利潤表、合併綜合收益表、合併權益變動表和合併現金流量表，以及主要會計政策概要及其他附註解釋。

董事就合併財務報表須承擔的責任

貴公司的董事須負責根據國際會計準則委員會頒布的國際財務報告準則及香港《公司條例》的披露規定編製合併財務報表，以令合併財務報表作出真實而公平地反映及落實其認為編製合併財務報表所必要的內部控制，以使合併財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述。

核數師的責任

我們的責任是根據我們的審計對該等合併財務報表發表意見，並僅向全體股東報告。除此以外，我們的報告不可用作其他用途。我們概不就本報告的內容，對任何其他人士負責或承擔法律責任。

我們已根據香港會計師公會頒佈的《香港核數準則》進行審計。該等準則要求我們遵守道德規範，並規劃及執行審計，以合理確定合併財務報表是否不存有任何重大錯誤陳述。

獨立核數師報告
Independent auditor's report

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

審計涉及執行程式以獲取有關合併財務報表所載金額及披露資料的審計憑證。所選定的程式取決於核數師的判斷，包括評估由於欺詐或錯誤而導致合併財務報表存在重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製合併財務報表以作出真實而公平的反映相關的內部控制，以設計適當的審計程式，但目的並非對公司內部控制的有效性發表意見。審計亦包括評價董事所採用會計政策的合適性及作出會計估計的合理性，以及評價合併財務報表的整體列報方式。

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

我們相信，我們所獲得的審計憑證能充足和適當地為我們的審計意見提供基礎。

Opinion

意見

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2012 and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

我們認為，該等合併財務報表已根據國際財務報告準則真實而公平地反映貴公司和貴集團於2012年12月31日的財務狀況及貴集團截至該日止年度的財務表現及現金流量，並已按照香港《公司條例》的披露規定妥為編製。

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong
The People's Republic of China

26 March 2013

畢馬威會計師事務所
執業會計師

中國香港
香港中環遮打道10號
太子大廈8樓

2013年3月26日

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

合併利潤表
Consolidated income statement

截至2012年12月31日止年度 For the year ended 31 December 2012

		Note 附註	2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Operating revenue	經營收入			
Traffic revenue	運輸收入	4	**96,100**	87,252
Other operating revenue	其他經營收入	5	**3,414**	3,143
Total operating revenue	經營收入總額		**99,514**	90,395
Operating expenses	營運開支			
Flight operations	航班營運開支	6	**54,690**	48,344
Maintenance	維修開支	7	**7,971**	7,531
Aircraft and traffic servicing	飛機及運輸服務開支	8	**14,072**	12,337
Promotion and sales	宣傳及銷售開支	9	**7,134**	6,568
General and administrative	行政及管理開支	10	**2,425**	2,807
Impairment on property, plant and equipment	物業、廠房及設備減值		**–**	584
Depreciation and amortisation	折舊及攤銷	11	**8,264**	7,689
Others	其他		**1,321**	1,203
Total operating expenses	營運開支總額		**95,877**	87,063
Other net income	其他收入淨額	13	**1,462**	1,021
Operating profit	經營利潤		**5,099**	4,353
Interest income	利息收入		**235**	179
Interest expense	利息支出	14	**(1,376)**	(1,067)
Share of associates' results	應佔聯營公司業績	24	**317**	456
Share of jointly controlled entities' results	應佔合營公司業績	25	**121**	125
Exchange gain, net	匯兑收益,淨額		**267**	2,755
Other non-operating income	其他營業外收入	15	**75**	129
Profit before taxation	税前利潤		**4,738**	6,930
Income tax	所得税費用	17	**(954)**	(840)
Profit for the year	本年利潤		**3,784**	6,090
Attributable to:	以下人士應佔:			
Equity shareholders of the Company	本公司股東	18	**2,619**	5,110
Non-controlling interests	非控股權益		**1,165**	980
Profit for the year	本年利潤		**3,784**	6,090
Earnings per share	每股利潤			
Basic and diluted	基本及攤薄	20	**RMB0.27**	RMB0.52

The notes on pages 73 to 179 form part of these financial statements.

第73頁至179頁所載的附註為本財務報表的組成部分。

合併綜合收益表
Consolidated statement of comprehensive income

截至2012年12月31日止年度 For the year ended 31 December 2012

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

		Note 附註	**2012** **RMB million** 人民幣百萬元	2011 RMB million 人民幣百萬元
Profit for the year	本年利潤		**3,784**	6,090
Other comprehensive income for the year (after tax and reclassification adjustments):	本年其他綜合收益(所得税及重分類調整後):			
Available-for-sale securities: net movement in the fair value reserve	可供出售金融資產之公允價值儲備變動	19	**4**	(12)
Total comprehensive income for the year	本年綜合收益總額		**3,788**	6,078
Attributable to:	以下人士應佔:			
Equity shareholders of the Company	本公司股東		**2,622**	5,100
Non-controlling interests	非控股權益		**1,166**	978
Total comprehensive income for the year	本年綜合收益總額		**3,788**	6,078

The notes on pages 73 to 179 form part of these financial statements.

第73頁至179頁所載的附註為本財務報表的組成部分。

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

合併資產負債表
Consolidated statement of financial position

於2012年12月31日 At 31 December 2012

		Note 附註	31 December 12月31日 2012 RMB million 人民幣百萬元	31 December 12月31日 2011 RMB million 人民幣百萬元
Non-current assets	非流動資產			
Property, plant and equipment, net	物業、廠房及設備，淨額	21	**100,040**	87,711
Construction in progress	在建工程	22	**18,689**	15,940
Lease prepayments	預付租賃款		**2,198**	1,932
Interest in associates	於聯營公司權益	24	**1,033**	746
Interest in jointly controlled entities	於合營公司權益	25	**1,103**	985
Other investments in equity securities	其他股權投資	26	**160**	166
Lease deposits	設備租賃訂金		**672**	583
Available-for-sale equity securities	可供出售金融資產	27	**69**	64
Deferred tax assets	遞延所得稅資產	28	**1,223**	1,300
Other assets	其他資產	29	**480**	500
			125,667	109,927
Current assets	流動資產			
Inventories	存貨	30	**1,708**	1,618
Trade receivables	應收賬款	31	**1,853**	2,147
Other receivables	其他應收款項	32	**2,139**	4,988
Prepaid expenses and other current assets	預付費用及其他流動資產		**758**	630
Amounts due from related companies	應收關聯公司款項	38	**247**	167
Pledged bank deposits	質押銀行存款	34(g)	**–**	72
Cash and cash equivalents	現金及現金等價物	33	**10,082**	9,863
			16,787	19,485
Current liabilities	流動負債			
Bank and other loans	銀行及其他貸款	34	**21,899**	18,789
Obligations under finance leases	融資性租賃負債	35	**2,494**	1,784
Trade payables	應付賬款	36	**1,825**	2,847
Sales in advance of carriage	票證結算		**4,854**	5,299
Deferred revenue	遞延收入	37	**1,201**	907
Current taxation	應付所得稅		**346**	871
Amounts due to related companies	應付關聯公司款項	38	**308**	122
Accrued expenses	預提費用	39	**11,800**	9,480
Other liabilities	其他負債	40	**4,004**	4,314
			48,731	44,413
Net current liabilities	淨流動負債	50	**(31,944)**	(24,928)
Total assets less current liabilities	總資產減流動負債		**93,723**	84,999

合併資產負債表
Consolidated statement of financial position

於2012年12月31日 At 31 December 2012

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

		Note 附註	**31 December 12月31日 2012 RMB million 人民幣百萬元**	31 December 12月31日 2011 RMB million 人民幣百萬元
Non-current liabilities and deferred items	非流動負債及遞延項目			
Bank and other loans	銀行及其他貸款	34	**30,196**	29,037
Obligations under finance leases	融資性租賃負債	35	**19,371**	14,053
Deferred revenue	遞延收入	37	**1,649**	1,178
Provision for major overhauls	大修準備	41	**902**	1,178
Provision for early retirement benefits	提早退休福利準備	42	**66**	89
Deferred benefits and gains	遞延收益	43	**1,011**	1,058
Deferred tax liabilities	遞延所得稅負債	28	**794**	629
			53,989	47,222
NET ASSETS	淨資產		**39,734**	37,777
CAPITAL AND RESERVES	股本及儲備			
Share capital	股本	44	**9,818**	9,818
Reserves	儲備	45	**23,021**	22,357
Total equity attributable to equity shareholders of the Company	本公司股東應佔權益		**32,839**	32,175
Non-controlling interests	非控股權益		**6,895**	5,602
TOTAL EQUITY	權益合計		**39,734**	37,777

Approved and authorised for issue by the board of directors on 26 March 2013.

經由董事會於2013年3月26日批准及授權刊發。

Si Xian Min	**Tan Wan Geng**	**Xu Jie Bo**
司獻民	譚萬庚	徐杰波
Director	*Director*	*Director*
董事	***董事***	***董事***

The notes on pages 73 to 179 form part of these financial statements.

第73頁至179頁所載的附註為本財務報表的組成部分。

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

資產負債表
Statement of financial position

於2012年12月31日 At 31 December 2012

		Note 附註	31 December 12月31日 2012 RMB million 人民幣百萬元	31 December 12月31日 2011 RMB million 人民幣百萬元
Non-current assets	非流動資產			
Property, plant and equipment, net	物業、廠房及設備，淨額	21	**82,016**	72,048
Construction in progress	在建工程	22	**14,809**	11,665
Lease prepayments	預付租賃款		**1,384**	1,494
Investments in subsidiaries	於子公司權益	23	**2,191**	2,191
Interest in associates	於聯營公司權益	24	**347**	329
Interest in jointly controlled entities	於合營公司權益	25	**483**	483
Other investments in equity securities	其他股權投資	26	**100**	100
Lease deposits	設備租賃訂金		**585**	518
Available-for-sale equity securities	可供出售金融資產	27	**22**	21
Deferred tax assets	遞延所得稅資產	28	**1,181**	1,251
Other assets	其他資產	29	**404**	447
			103,522	90,547
Current assets	流動資產			
Inventories	存貨	30	**1,320**	1,272
Trade receivables	應收賬款	31	**1,549**	1,859
Other receivables	其他應收款項		**1,167**	1,120
Prepaid expenses and other current assets	預付費用及其他流動資產		**541**	433
Amounts due from subsidiaries and other related companies	應收子公司及其他關聯公司款項	38	**300**	280
Cash and cash equivalents	現金及現金等價物	33	**5,367**	6,202
			10,244	11,166
Current liabilities	流動負債			
Bank and other loans	銀行及其他貸款	34	**18,835**	14,459
Obligations under finance leases	融資性租賃負債	35	**2,446**	1,739
Trade payables	應付賬款	36	**1,026**	2,194
Sales in advance of carriage	票證結算		**4,381**	4,694
Deferred revenue	遞延收入	37	**1,121**	811
Current taxation	應付所得稅		**230**	298
Amounts due to subsidiaries and other related companies	應付子公司及其他關聯公司款項	38	**2,089**	1,379
Accrued expenses	預提費用	39	**9,402**	6,785
Other liabilities	其他負債	40	**3,347**	3,599
			42,877	35,958
Net current liabilities	淨流動負債		**(32,633)**	(24,792)
Total assets less current liabilities	總資產減流動負債		**70,889**	65,755

資產負債表
Statement of financial position

於2012年12月31日 At 31 December 2012

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

		Note 附註	**31 December 12月31日 2012 RMB million 人民幣百萬元**	31 December 12月31日 2011 RMB million 人民幣百萬元
Non-current liabilities and deferred items	非流動負債及遞延項目			
Bank and other loans	銀行及其他貸款	34	**23,152**	22,483
Obligations under finance leases	融資性租賃負債	35	**18,610**	13,242
Deferred revenue	遞延收入	37	**1,466**	1,074
Provision for major overhauls	大修準備	41	**581**	893
Provision for early retirement benefits	提早退休福利準備	42	**64**	86
Deferred benefits and gains	遞延收益	43	**998**	986
			44,871	38,764
NET ASSETS	淨資產		**26,018**	26,991
CAPITAL AND RESERVES	股本及儲備			
Share capital	股本	44	**9,818**	9,818
Reserves	儲備	45	**16,200**	17,173
TOTAL EQUITY	權益合計		**26,018**	26,991

Approved and authorised for issue by the board of directors on 26 March 2013.

經由董事會於2013年3月26日批准及授權刊發。

Si Xian Min 司獻民 *Director* 董事	**Tan Wan Geng** 譚萬庚 *Director* 董事	**Xu Jie Bo** 徐杰波 *Director* 董事

The notes on pages 73 to 179 form part of these financial statements.

第73頁至179頁所載的附註為本財務報表的組成部分。

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

合併權益變動表
Consolidated statement of changes in equity

截至2012年12月31日止年度 For the year ended 31 December 2012

		Attributable to equity shareholders of the Company 本公司股東應佔權益							
		Share capital 股本 RMB million 人民幣百萬元	Share premium 股本溢價 RMB million 人民幣百萬元	Fair value reserve 公允價值儲備 RMB million 人民幣百萬元	Other reserves 其他儲備 RMB million 人民幣百萬元 (Note (a)) (附註(a))	Retained profits 留存利潤 RMB million 人民幣百萬元	Total 合計 RMB million 人民幣百萬元	Non-controlling interests 非控股權益 RMB million 人民幣百萬元	Total equity 權益合計 RMB million 人民幣百萬元
Balance at 1 January 2011	**於2011年1月1日**	9,818	13,878	31	756	2,334	26,817	3,499	30,316
Changes in equity for 2011:	**2011年權益變動：**								
Profit for the year	本年利潤	–	–	–	–	5,110	5,110	980	6,090
Other comprehensive income	其他綜合收益	–	–	(10)	–	–	(10)	(2)	(12)
Total comprehensive income	綜合收益總額	–	–	(10)	–	5,110	5,100	978	6,078
Appropriations to reserves	提取法定盈餘公積金	–	–	–	321	(321)	–	–	–
Distributions to non-controlling interests	分派予非控股權益的股息	–	–	–	–	–	–	(122)	(122)
Capital injection into a subsidiary by a third party (Note (b))	第三方向子公司注資影響(附註(b))	–	253	–	–	–	253	1,207	1,460
Capital injection from a non-controlling interest of a subsidiary (Note (c))	子公司非控股權益注資的影響(附註(c))	–	–	–	–	–	–	40	40
Share of an associate's reserves movement	享有聯營公司儲備變動	–	–	–	5	–	5	–	5
Balance at 31 December 2011 and 1 January 2012	**於2011年12月31日及2012年1月1日**	**9,818**	**14,131**	**21**	**1,082**	**7,123**	**32,175**	**5,602**	**37,777**
Changes in equity for 2012:	**2012年權益變動：**								
Profit for the year	本年利潤	**–**	**–**	**–**	**–**	**2,619**	**2,619**	**1,165**	**3,784**
Other comprehensive income	其他綜合收益	**–**	**–**	**3**	**–**	**–**	**3**	**1**	**4**
Total comprehensive income	綜合收益總額	**–**	**–**	**3**	**–**	**2,619**	**2,622**	**1,166**	**3,788**
Appropriations to reserves	提取法定盈餘公積金	**–**	**–**	**–**	**132**	**(132)**	**–**	**–**	**–**
Dividends approved in respect of the previous year (Note 45(b))	派發上年股息(附註45(b))	**–**	**–**	**–**	**–**	**(1,964)**	**(1,964)**	**–**	**(1,964)**
Acquisition of non-controlling interests in a subsidiary (Note 23)	收購子公司非控股權益(附註23)	**–**	**–**	**–**	**–**	**(6)**	**(6)**	**(11)**	**(17)**
Capital injection from the non-controlling shareholder of a subsidiary (Note (d))	子公司非控股權益注資的影響(附註(d))	**–**	**–**	**–**	**–**	**–**	**–**	**140**	**140**
Government contributions (Note 45(c))	政府資本性投入(附註45(c))	**–**	**–**	**–**	**10**	**–**	**10**	**10**	**20**
Distributions to non-controlling interests	分派予非控股權益的股息	**–**	**–**	**–**	**–**	**–**	**–**	**(12)**	**(12)**
Share of an associate's reserves movement	享有聯營公司儲備變動	**–**	**–**	**–**	**2**	**–**	**2**	**–**	**2**
Balance at 31 December 2012	**於2012年12月31日**	**9,818**	**14,131**	**24**	**1,226**	**7,640**	**32,839**	**6,895**	**39,734**

合併權益變動表
Consolidated statement of changes in equity

截至2012年12月31日止年度 For the year ended 31 December 2012

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

Note (a): Other reserves represent statutory surplus reserve, discretionary surplus reserve and others. Details are set out in Note 45.

Note (b): On 20 December 2010, the Company, Xiamen Jianfa Group Co., Ltd. ("Xiamen Jianfa"), a non-controlling interest of Xiamen Airlines Company Limited ("Xiamen Airlines"), and Hebei Aviation Investment Group Corporation Limited ("Hebei Investment") entered into an agreement. Pursuant to the agreement, Hebei Investment agreed to inject cash of RMB1,460 million into Xiamen Airlines for 15% equity interests in Xiamen Airlines. In March 2011, the capital injection was received in full and the Company's equity interest in Xiamen Airlines was diluted from 60% to 51%. Xiamen Airlines remains a subsidiary of the Company.

Note (c): Pursuant to an agreement entered into by the equity holders of Guizhou Airlines Company Limited ("Guizhou Airlines"), a subsidiary of the Company, in May 2011, the equity holders of Guizhou Airlines agreed to further inject capital of RMB300 million into Guizhou Airlines by the end of 2013 pari passu based on their existing equity percentages. The Company and the non-controlling interest holder injected RMB60 million and RMB40 million, respectively into Guizhou Airlines in 2011.

Note (d): On 31 May 2012, the Board of the Company approved the plan for the increase in registered capital in Xiamen Airlines, pursuant to which, the registered capital of Xiamen Airlines increased from RMB3 billion to RMB5 billion. The Company, Xiamen Jianfa and Hebei Investment converted their portions of reserves and retained earnings in Xiamen Airlines that amounted to RMB1,020 million, RMB680 million and RMB160 million, respectively into the share capital of Xiamen Airlines. Hebei Investment made further capital injection of RMB140 million in cash. As a result, the percentage of equity interests held by the three parties in Xiamen Airlines remains unchanged before and after the capital injection.

附註(a)：其他儲備為法定盈餘公積金、任意盈餘公積金及其他。詳見附註45。

附註(b)：於2010年12月20日，本公司與廈門航空有限公司(「廈門航空」)的非控股股東廈門建發集團有限公司(「廈門建發」)、河北航空投資集團有限公司(「河北航投」)達成協議。根據該協議，河北航投同意以貨幣形式對廈門航空出資人民幣14.6億元，以取得廈門航空15%的權益。於2011年3月，廈門航空已收到河北航投全部投資款，至此，本公司對廈門航空的持股比例從注資前的60%減至51%。廈門航空仍然是本公司的子公司。

附註(c)：根據本公司的子公司貴州航空有限公司(「貴州航空」)股東於2011年5月訂立的相關協議，該公司股東將於2013年底前按持股比例對貴州航空注資人民幣3億元。本公司及貴州航空的非控股股東於2011年分別向其注資人民幣0.6億元及人民幣0.4億元。

附註(d)：於2012年5月31日，本公司董事會通過增加廈門航空註冊資本的決議。根據該決議，廈門航空的註冊資本從人民幣30億元增加到人民幣50億元。本公司、廈門建發及河北航投分別使用其享有的其他儲備和留存利潤人民幣10.2億元、人民幣6.8億元及人民幣1.6億元轉增資本。河北航投進一步以現金出資人民幣1.4億元。增資前後，本公司、廈門建發及河北航投的股比保持不變。

The notes on pages 73 to 179 form part of these financial statements.

第73頁至179頁所載的附註為本財務報表的組成部分。

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

合併現金流量表
Consolidated cash flow statement

截至2012年12月31日止年度 For the year ended 31 December 2012

		Note 附註	2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Operating activities	經營活動			
Cash generated from operating activities	經營業務現金流入	33(b)	**14,475**	16,187
Interest received	已收利息		**224**	176
Interest paid	已付利息		**(1,758)**	(1,235)
Income tax paid	已付所得税		**(1,237)**	(2,571)
Net cash generated from operating activities	經營活動的現金流入淨額		**11,704**	12,557
Investing activities	投資活動			
Proceeds from disposal of property, plant and equipment and lease prepayments	出售物業、廠房及設備及預付租賃款所得的款項		**522**	1,531
Net cash settlement of derivative financial instruments	衍生金融工具的現金結算淨額		**–**	(12)
Dividends received from associates	收到聯營公司股息		**77**	53
Dividends received from a jointly controlled entity	收到合營公司股息		**–**	3
Dividends received from other investments	收到其他投資股息	26/27	**12**	10
Loans repaid by an associate	收到聯營公司投資款返還		**2**	4
Payment for lease deposits	設備租賃訂金的付款		**(101)**	(78)
Payment for wealth management products	認購理財產品		**(1,100)**	(28,650)
Refund of lease deposits	設備租賃訂金的退款		**10**	12
Proceeds from maturity of wealth management products	到期收回理財產品認購款		**4,100**	25,150
Capital expenditures	資本性開支		**(15,733)**	(20,038)
Capital injection into an associate	對聯營公司投資款		**–**	(37)
Interest received on wealth management products	收到理財產品利息收入		**53**	95
Proceeds from disposal of a subsidiary	出售子公司	23	**5**	–
Net cash used in investing activities	投資活動的現金流出淨額		**(12,153)**	(21,957)

合併現金流量表
Consolidated cash flow statement

截至2012年12月31日止年度 For the year ended 31 December 2012

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

		Note 附註	2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Financing activities	融資活動			
Dividends paid to equity shareholders of the Company	支付本公司股東的股息	45(b)	**(1,964)**	–
Proceeds from bank and other loans	銀行及其他貸款所得的款項		**31,940**	19,395
Repayment of bank and other loans	償還銀行及其他貸款		**(27,533)**	(10,141)
Repayment of principal under finance lease obligations	償還融資性租賃負債的本金		**(1,978)**	(1,702)
Capital contribution received from government	政府資本性投入的款項		**20**	–
Capital injection from the non-controlling shareholder of a subsidiary	子公司非控股權益注資的影響		**140**	1,500
Dividends paid to non-controlling interests	支付非控股權益的股息		**(12)**	(121)
Payment for purchase of non-controlling interest	購買非控股權益		**(17)**	–
Withdrawal/(placement) of pledged bank deposits	質押銀行存款的解除質押／(出質)	34(g)	**72**	(72)
Net cash generated from financing activities	融資活動的現金流入淨額		**668**	8,859
Net increase/(decrease) in cash and cash equivalents	現金及現金等價物淨增加／(減少)額		**219**	(541)
Cash and cash equivalents at 1 January	於1月1日的現金及現金等價物結餘		**9,863**	10,404
Cash and cash equivalents at 31 December	於12月31日的現金及現金等價物結餘		**10,082**	9,863

The notes on pages 73 to 179 form part of these financial statements.

第73頁至179頁所載的附註為本財務報表的組成部分。

(Expressed in Renminbi)

1 Reporting entity

China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") are principally engaged in the provision of domestic, Hong Kong, Macau and Taiwan and international passenger, cargo and mail airline services.

The Company was established in the People's Republic of China (the "PRC" or "China") on 25 March 1995 as a joint stock limited company as part of the reorganisation of the Company's holding company, China Southern Air Holding Company ("CSAHC"). CSAHC is a state-owned enterprise under the supervision of the PRC central government.

The Company's H Shares and American Depositary Receipts ("ADR") (each ADR representing 50 H shares) have been listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively since July 1997. In July 2003, the Company issued 1,000,000,000 A shares which are listed on the Shanghai Stock Exchange.

The 2007 bonus share issue of 2,187,089,000 shares, by the conversion of share premium to share capital, was implemented in August 2008.

On 20 August 2009 and 21 August 2009, the Company issued 721,150,000 A shares to CSAHC and 721,150,000 H shares to Nan Lung Holdings Ltd. ("Nan Lung"), a wholly-owned subsidiary of CSAHC, respectively.

On 29 October 2010, the Company issued 123,900,000 A shares and 1,377,600,000 A shares to CSAHC and certain third party investors, respectively. On 1 November 2010, the Company issued 312,500,000 H shares to Nan Lung.

The share capital of the Company comprised 7,022,650,000 A shares and 2,794,917,000 H shares as at 31 December 2012.

1 報告單位

中國南方航空股份有限公司(「本公司」)及其子公司(「本集團」)主要從事提供國內、港澳臺地區及國際客運、貨運及郵運服務。

作為本公司的控股股東中國南方航空集團公司(「南航集團」)重組的 部分,本公司於1995年3月25日在中華人民共和國(「中國」)成立為 間股份有限公司。南航集團是受中國中央政府監管的國有企業。

從1997年7月份起,本公司的H股及美國預託證券(「ADR」)(每張美國預託證券代表50股H股)分別在香港聯合交易所有限公司和紐約證券交易所掛牌。本公司於2003年7月發行1,000,000,000股A股,並在上海證券交易所掛牌上市。

本公司於2008年8月實施2007年度股本溢價轉增股本方案,共發行2,187,089,000股。

本公司於2009年8月20日及2009年8月21日分別向南航集團及南航集團的全資子公司南龍控股有限公司(「南龍」)非公開發行721,150,000股A股及721,150,000股H股。

本公司於2010年10月29日分別向南航集團及其他若干第三方投資者非公開發行123,900,000股A股及1,377,600,000股A股。本公司於2010年11月1日向南龍非公開發行312,500,000股H股。

於2012年12月31日,本公司股本包括7,022,650,000股A股及2,794,917,000股H股。

2 Significant accounting policies

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs"), which collective term includes all applicable individual IFRSs, International Accounting Standards ("IASs") and Interpretations issued by the International Accounting Standards Board (the "IASB"). These financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2 主要會計政策

(a) 合規聲明

本財務報表是按照國際會計準則委員會頒布的所有適用的國際財務報告準則編製。國際財務報告準則包括了所有適用的個別《國際財務報告準則》、《國際會計準則》及詮釋。本財務報表亦符合香港《公司條例》和《香港聯合交易所有限公司證券上市規則》的適用披露條文。

(Expressed in Renminbi)

2 Significant accounting policies (continued)

(a) Statement of compliance (continued)

The IASB has issued certain amendments to IFRSs that are first effective for the current accounting period of the Group and the Company. Note 3 provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements.

(b) Basis of preparation of the financial statements

At 31 December 2012, the Group's current liabilities exceeded its current assets by RMB31,944 million, which includes bank and other loans repayable within one year of RMB21,899 million. In preparing the financial statements, the directors have considered the Group's sources of liquidity and believe that adequate funding is available to fulfil the Group's short-term obligations and capital expenditure requirements. Accordingly, the financial statements have been prepared on a basis that the Group will be able to continue as a going concern. Further details are set out in Note 50(a).

The consolidated financial statements for the year ended 31 December 2012 comprise the Company and its subsidiaries and the Group's interest in associates and jointly controlled entities.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that available-for-sale equity securities are stated at their fair value as explained in the accounting policies set out in Note 2(f).

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 主要會計政策(續)

(a) 合規聲明(續)

國際會計准則委員會已頒布數項國際財務報告准則的修訂,並於本集團及本公司的本會計期間首次生效。附註3列示了本會計期間因採納首次生效的經修訂之國際財務報告準則而產生的會計政策變更及對本財務報表的本年度及以前會計年度的影響。

(b) 財務報表編製基準

於2012年12月31日,本集團的淨流動負債為人民幣319.44億元,其中包括 年內到期的銀行及其他貸款人民幣218.99億元。在編製財務報表時,董事已考慮本集團的流動資金來源,並認為本集團有充足的資金以應付短期負債及資本性開支需要。因此,財務報表是以本集團將可以持續經營的基礎編製。詳情參閱附註50(a)。

截至2012年12月31日止年度的合併財務報表包括本公司及其子公司的財務報表及本集團於聯營公司及合營公司的權益。

除了在會計政策中説明的按公允價值列賬的可供出售金融資產(附註2(f))外,本財務報表是根據歷史成本基準而編製。

管理層需在編製符合國際財務報告準則的財務報表時作出判斷、估計和假設。這些判斷、估計和假設會影響會計政策的應用及資產、負債和收入與支出的呈報數額。管理層的估計和假設是根據以往歷史經驗和各種按情況被認為合理的因素,在沒有其他直接的資料來源下,作為判斷資產和負債的賬面價值的基礎。因此,實際結果可能有別於這些估計。

本集團持續對估計及相關假設進行評估。會計估計如果只影響當期,則有關影響在會計估計變更的當期確認。如果會計估計變更影響當期和以後期間,則有關影響在當期和以後期間確認。

2 Significant accounting policies (continued)

(b) Basis of preparation of the financial statements (continued)

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 55.

(c) Subsidiaries and non-controlling interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group measures non-controlling interests at their proportionate share of the subsidiary's net identifiable assets.

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in accordance with Notes 2(n) or (o) depending on the nature of the liability.

2 主要會計政策（續）

(b) 財務報表編製基準（續）

管理層在應用國際財務報告準則時作出對財務報表構成重大影響的判斷，以及有關判斷不確定因素的討論，已於附註55披露。

(c) 子公司及非控股權益

子公司是指由本集團控制的企業。當本集團有權支配企業的財務及經營政策，並藉此從其活動中取得利益，則這些企業將被視為受到本公司控制。在評估本公司是否擁有控制權時，也會考慮潛在的可行使投票權。

由控制開始當日至控制停止當日，於子公司的投資會被包含在合併財務報表內。集團內部往來的結餘與交易，以及集團內部交易所產生的任何未實現利潤，會在編製合併財務報表時全數抵銷。集團內部交易所產生的未實現虧損的抵銷方法與未實現利潤相同，但抵銷額只限於沒有證據顯示資產已出現減值的部分。

非控股權益指非本公司直接或間接應佔的子公司的權益，而且本集團並沒有同意與這些權益的持有人訂立任何附加條款，以致本集團在整體上對這些權益存在符合金融負債定義的契約責任。就每項企業合併，本集團以子公司的可識別資產淨值的相應份額計量非控股權益。

非控股權益與本公司股東應佔權益在合併資產負債表的權益項目中分開列示。本集團業績內的非控股權益作為年內本公司非控股權益與股東在利潤或虧損總額及綜合收益總額間的分配，並分別在合併利潤表及合併綜合收益表中列示。應付非控股權益持有人的貸款及其他契約責任會根據附註2(n)或(o)視負債的性質列示為金融負債。

2 Significant accounting policies (continued)

(c) Subsidiaries and non-controlling interests (continued)

Changes in the Group's interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in income statement. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(f)) or, when appropriate, the cost on initial recognition of an investment in an associate or jointly controlled entity (Note 2(d)).

In the Company's statement of financial position, an investment in a subsidiary is stated at cost less impairment losses (Note 2(k)).

(d) Associates and jointly controlled entities

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or the Company and one or more of the other parties share joint control over the economic activities of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group's share of the acquisition-date fair values of the investee's identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group's share of the investee's net assets and any impairment loss relating to the investment (Notes 2(e) and (k)). The Group's share of the post-acquisition, post-tax results of the investees, adjusted for any acquisition-date excess over cost and any impairment losses for the year are recognised in the consolidated income statement, whereas the Group's share of the post-acquisition post-tax items of the investees' other comprehensive income is recognised in the consolidated statement of comprehensive income.

2 主要會計政策(續)

(c) 子公司及非控股權益(續)

本集團於子公司的權益變更，如不構成喪失控制權，這些變更會被視為權益性交易，於合併權益的控股權益及非控股權益將會被調整，以反映其權益轉變，但不會調整商譽及確認損益。

如本集團喪失子公司控制權，該權益變更會被視為整體處置該子公司，其損益將會計入利潤表。於喪失子公司控制權當日，如仍然持有該子公司部份權益，該部份權益將會以公允價值確認，而該金額將被視為金融資產(附註2(f))初始確認的公允價值，或於聯營公司或合營公司(附註2(d))的投資成本(如適用)。

在本公司資產負債表中，對子公司投資以成本減去減值虧損(附註2(k))列示。

(d) 聯營公司及合營公司

聯營公司是指本集團或本公司可以對其管理層發揮重大影響力(不是控制或共同控制)的企業，其中包括參與財務及經營決策。

合營公司是指本集團或本公司與其他方根據合約安排經營的企業，而合約安排規定本集團或本公司與 個或多個其他方共同擁有控制該企業經濟活動的權利。

聯營公司或合營公司投資按權益法計入合併財務報表且最初以成本確認，經調整於收購日期本集團應佔被投資公司可辨識淨資產公允價值超出投資成本(如有)的部份。其後，根據收購後的本集團應佔被投資公司淨資產的變化及投資的任何減值虧損對投資進行調整(附註2(e)及(k))。本集團本年度應佔被投資公司的收購後稅後業績，調整收購日公允價值超出成本的部分及本年度確認的任何減值虧損後於合併利潤表確認，而本集團應佔被投資公司收購後的稅後其他綜合收益則於合併綜合收益表確認。

2 Significant accounting policies (continued)

(d) Associates and jointly controlled entities (continued)

When the Group's share of losses exceeds its interest in the associate or the jointly controlled entity, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group's interest is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate or the jointly controlled entity.

Unrealised profits and losses resulting from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group's interest in the investee, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in income statement.

When the Group ceases to have significant influence over an associate or joint control over a jointly controlled entity, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in income statement. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset.

In the Company's statement of financial position, investments in associates and jointly controlled entities are stated at cost less impairment losses (Note 2(k)).

(e) Goodwill

Goodwill represents the excess of

(i) the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group's previously held equity interest in the acquiree; over

(ii) the Group's interest in the net fair value of the acquiree's identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognised immediately in income statement as a gain on a bargain purchase.

2 主要會計政策(續)

(d) 聯營公司及合營公司(續)

當本集團對聯營公司或合營公司虧損的承擔額超出本集團於聯營公司或合營公司權益時,本集團的權益將會減至零,並且不再確認其他虧損。除非本集團須向聯營公司或合營公司承擔法定或推定義務,或代聯營公司及合營公司付款。在這意義上,本集團於聯營公司或合營公司權益包括按權益法計算的投資額賬面金額和長期利益,而該長期利益實質上是本集團於聯營公司或合營公司淨投資的 部分。

除非未實現虧損提供證據顯示轉移的資產已出現減值,本集團與聯營公司或合營公司之間交易所產生的未實現利潤和虧損,均按本集團於聯營公司或合營公司所佔的權益比率抵銷。未實現的虧損顯示轉移的資產出現減值的情況下,減值虧損將即時在利潤表中確認。

如果本集團對聯營公司不再有重大影響,或對合營公司不再擁有共同控制權,應視同整體處置於被投資公司所佔的權益,相關損益於利潤表確認。任何本集團所保留的於被投資公司的剩餘權益按重大影響或共同控制權喪失當日的公允價值確認,該值為金融資產初始確認的公允價值。

在本公司資產負債表中,於聯營公司及合營公司投資,以成本減去減值虧損(附註2(k))列示。

(e) 商譽

商譽代表以下(i)超過(ii)的金額

(i) 所支付對價的公允價值、非控股權益所佔被收購方的權益及本集團此前於被收購方所持有的權益的公允價值之和;

(ii) 在收購日本集團所享有的被收購方的可辨認淨資產的公允價值。

當(ii)大於(i),此差額應立即在利潤表中確認為議價收購收益。

2 Significant accounting policies (continued)

(e) Goodwill (continued)

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (Note 2(k)).

(f) Other investments in equity securities

The Group's and the Company's policies for investments in equity securities, other than investments in subsidiaries, associates and jointly controlled entities, are as follows:

Investments in equity securities are initially stated at fair value, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Available-for-sale equity securities are those non-derivative financial assets that are designated as available for sale. At the end of each financial year the fair value is remeasured, with any resultant gain or loss being recognised in other comprehensive income and accumulated separately in equity in the fair value reserve. Dividend income from these investments is recognised in income statement in accordance with the policy set out in Note 2(u)(iv). When these investments are derecognised or impaired (Note 2(k)), the cumulative gain or loss is reclassified from equity to profit or loss.

The Group's other investments in equity securities represent unlisted equity securities of companies established in the PRC. These securities do not have a quoted market price in an active market and their fair values cannot be reliably measured. Accordingly, they are recognised in the statement of financial position at cost less impairment losses (Note 2(k)).

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

2 主要會計政策（續）

(e) 商譽（續）

商譽是以成本減去累計減值虧損後列示。企業合併產生的商譽將分配至預計能夠從企業合併的協同效應中受益的現金產出單元或現金產出單元組，並每年進行減值測試（附註2(k)）。

(f) 其他股權投資

本集團及本公司有關股權投資（子公司、聯營公司及合營公司投資除外）的政策如下：

股權投資最初以其交易價格作為公允價值計量，除非採用所有參數基於可觀察市場數據的估值技術計算的公允價值更具有可靠性。除以下另外列明外，成本包括可歸屬交易費用。這些投資經初始確認後，將根據下述分類於財務報表列示：

可供出售金融資產是被指定為可供出售的非衍生金融資產。本集團在報告期末對其公允價值重新計量，公允價值變動形成的收益或損失，作為其他綜合收益直接計入股東權益中的公允價值儲備。從該投資獲得的股息收入根據附註2(u)(iv)列明的會計政策在利潤表中確認。當該金融資產終止確認或發生減值虧損（附註2(k)）時，以前年度計入股東權益的收益或損失將轉出並計入當期損益。

本集團其他股權投資主要是指持有的在中國成立的非上市公司的股權證券，這些證券沒有活躍市場報價資料，而且不可能對其公允價值作出合理估計。因此，他們是以成本減去減值虧損（附註2(k)）在資產負債表確認。

本集團會在承諾購入╱出售投資或投資到期當日確認╱終止確認有關的投資。

(Expressed in Renminbi)

2 Significant accounting policies (continued)

(g) Property, plant and equipment

(i) *Investment property*

Investment properties are land and/or buildings which are owned or held under leasehold interest (Note 2(i)) to earn rental income and/or for capital appreciation.

Investment properties are stated at cost, less accumulated depreciation and impairment losses (Note 2(k)). Depreciation is calculated to write off the cost of items of investment property, less their estimated residual value, if any, using the straight line method over their estimated useful lives. Rental income from investment properties is accounted for as described in Note 2(u)(iii).

(ii) *Other property, plant and equipment*

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (Note 2(k)).

The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labor, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (Note 2(x)).

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in income statement on the date of retirement or disposal.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Buildings	5 to 35 years
Owned and leased aircraft	15 to 20 years
Other flight equipment	
– Jet engines	15 to 20 years
– Others, including rotable spares	3 to 15 years
Machinery and equipment	4 to 10 years
Vehicles	6 to 8 years

2 主要會計政策(續)

(g) 物業、廠房及設備

(i) *投資性房地產*

投資性房地產是指為賺取租金收入或╱和資本增值而自置或以租賃形式(附註2(i))持有的土地或╱和建築物。

投資性房地產以成本入賬,減去累計折舊及減值虧損(附註2(k))。折舊是根據投資性房地產的預計使用年限,在扣除估計淨殘值後以直線法計提,並沖銷其成本。投資性房地產的租金收入根據附註2(u)(iii)的會計政策核算。

(ii) *其他物業、廠房及設備*

物業、廠房及設備項目以成本減去累計折舊及減值虧損列示(附註2(k))。

自建物業、廠房及設備項目的成本包括材料成本、人工成本、拆卸和搬移項目及恢復該地方原來面貌的費用(如適用)的初步估計金額,以及適當比例的生產間接費用和借貸成本(附註2(x))。

報廢或處置物業、廠房及設備項目的收益或虧損,是以資產的處置所得淨額與賬面金額之間的差額確定,並在報廢或處置日計入利潤表。

折舊是根據物業、廠房及設備項目的預計使用年限,在扣除預計殘值後(如有),以直線法計提並沖銷其成本,詳情如下:

建築物	5至35年
自置及以租賃持有的飛機	15至20年
其他飛行設備	
一飛機發動機	15至20年
一其他(包括周轉件)	3至15年
機器及設備	4至10年
汽車	6至8年

2 Significant accounting policies (continued)

(g) Property, plant and equipment (continued)

(ii) Other property, plant and equipment (continued)

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(h) Construction in progress

Construction in progress represents office buildings, various infrastructure projects under construction and equipment pending for installation, and is stated at cost less impairment losses (Note 2(k)). Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delay in the issue of the relevant commissioning certificates by the relevant PRC authorities.

No depreciation is provided in respect of construction in progress.

(i) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, except for land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

2 主要會計政策(續)

(g) 物業、廠房及設備(續)

(ii) 其他物業、廠房及設備(續)

如果物業、廠房及設備項目的組成部分有不同的使用年限，其折舊會按其成本以合理的基準獨立計算。本集團每年對每項資產的使用年限及殘值(如有)進行復核。

(h) 在建工程

在建工程是指辦公大樓、多項興建中的基建項目和有待安裝的設備，以成本減去減值虧損(附註2(k))列示。即使由中國相關部門所簽發的權屬證明書有任何延誤，當資產實質上達到預計可使用狀態時，相關成本便會停止資本化，而在建工程則會轉入物業、廠房及設備。

在建工程不計提折舊。

(i) 租賃資產

如果本集團把 項安排(包括 項交易或 系列交易)確定為在 段商定期間轉讓 項或 些特定資產的使用權，以換取 筆或多筆付款，則這項安排包含租賃。該確定是以對有關安排的實質作為評估基準，而不管這項安排是否涉及租賃的法律形式。

(i) 本集團租賃資產的分類

對於本集團以租賃持有的資產，如果租賃使與資產所有權有關的所有風險和報酬實質上轉移至本集團，有關的資產便會劃歸為以融資性租賃持有；如果租賃不會使與資產所有權有關的所有風險和報酬實質上轉移至本集團，則劃歸為經營租賃；但以經營租賃持作自用的土地，如果無法在租賃開始時將其公允價值與建於其上的建築物的公允價值分開計算的，按以融資性租賃持有方式入賬；除非建於其上的建築物同樣明確地為經營租賃持有，相應的土地才劃歸為經營租賃。就此而言，租賃的開始時間是指本集團首次訂立租賃或自前承租人接收租賃資產的時間。

2 Significant accounting policies (continued)

(i) Leased assets (continued)

(ii) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in Note 2(g)(ii). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(k). Finance charges implicit in the lease payments are charged to income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to income statement in the accounting period in which they are incurred.

(iii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to income statement in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the respective periods of lease terms which range from 30 to 70 years.

2 主要會計政策（續）

(i) 租賃資產（續）

(ii) 以融資租賃購入的資產

本集團融資租入資產按租賃資產公允價值與最低租賃付款額現值兩者中較低者作為租入資產的入賬價值，並計入物業、廠房及設備，而扣除融資費用後的相應負債則列為融資性租賃負債。折舊是在相關的租賃期或租賃資產預計使用年限（如本公司或本集團很可能取得資產的所有權）內，按相應的比率計提並沖銷其成本或重估值；有關的資產預計使用年限載列於附註2(g)(ii)。減值虧損按照附註2(k)所列的會計政策入賬。租賃付款內含的融資費用會計入租賃期內的損益，並使每個會計期間的融資費用佔剩餘應付租賃款的比率大致相同。或有租金在發生的當期計入利潤表。

(iii) 經營租賃費用

本集團經營租入資產的租金費用在租賃期內以等額計入利潤表，除非有其他基準能更清楚地反映租賃資產所產生的收益模式。經營租賃協議所涉及的激勵措施均在利潤表中確認為租賃淨付款總額的組成部分。或有租金在發生的當期計入利潤表。

以經營租賃持有土地的取得成本按相關租賃期（介於30至70年）以直線法進行攤銷。

2 Significant accounting policies (continued)

(i) Leased assets (continued)

(iv) Sale and leaseback transactions

Gains or losses on aircraft sale and leaseback transactions which result in finance leases are deferred and amortised over the terms of the related leases.

Gains or losses on aircraft sale and leaseback transactions which result in operating leases are recognised immediately if the transactions are established at fair value. If the sale price is below fair value then the gain or loss is recognised immediately. However, if a loss is compensated for by future rentals at a below-market price, then the loss is deferred and amortised over the period that the aircraft is expected to be used. If the sale price is above fair value, then any gain is deferred and amortised over the useful life of the assets.

(j) Deferred expenditure

Lump sum housing benefits payable to employees of the Group are deferred and amortised on a straight-line basis over a period of 10 years, which represents the benefit vesting period of the employees.

Deferred expenditure is stated at cost less impairment losses (Note 2(k)).

(k) Impairment of assets

(i) Impairment of investments in equity securities and other receivables

Investments in equity securities and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale equity securities are reviewed at the end of each financial year to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

– significant financial difficulty of the debtor;

– a breach of contract, such as a default or delinquency in interest or principal payments;

– it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

– significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

– a significant or prolonged declined in the fair value of an investment in an equity instrument below its cost.

2 主要會計政策(續)

(i) 租賃資產(續)

(iv) 售後回租交易

出售後以融資性租賃回租交易中所產生的收益或虧損，會遞延入賬並按相關租賃期攤銷。

其他飛機售後回租交易為經營性租賃的，如果是以公允價值達成，則其收益或虧損即時確認。當交易價格低於公允價值時立即確認損益。但如果該損失是由未來期間低於市場價格的租金而補償，該損失將會遞延入賬，並按這些資產的預計使用年限進行攤銷。如果交易價格高於公允價值，則相關利得將會遞延入賬，並按這些資產的預計使用年限進行攤銷。

(j) 遞延費用

本集團向員工發放的 次性住房補貼作遞延入賬，並以直線法分十年(即員工獲得利益的年限)攤銷。

遞延費用以成本減去減值虧損(附註2(k))列示。

(k) 資產減值

(i) 股權投資及其他應收款的減值

股權投資及其他流動和非流動應收款以成本或攤餘成本列示，或歸類為可供出售金融資產，並會於每個報告期末被審閱以確定是否出現減值的客觀跡象。減值的客觀跡象包括本集團從可觀察數據中注意到以下 項或多項虧損事項：

– 債務人遇到重大的財務困難；

– 違反合約，如未能支付或拖欠本金或利息；

– 債務人很有可能將會申請破產或進行其他財務重組；

– 科技、市場、經濟或法律環境的重大改變為債務人帶來負面影響；及

– 股權投資的公允價值出現重大或持續性下降至低於成本。

2 Significant accounting policies (continued)

(k) Impairment of assets (continued)

(i) *Impairment of investments in equity securities and other receivables (continued)*

If any such evidence exists, any impairment loss is determined and recognised as follows:

– For investments in subsidiaries, associates and jointly controlled entities (including those recognised using the equity method (Note 2(d)), the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with Note 2(k)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with Note 2(k)(ii).

– For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities carried at cost are not reversed.

– For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

2 主要會計政策(續)

(k) 資產減值(續)

(i) *股權投資及其他應收款的減值(續)*

如該跡象存在,任何確定的減值虧損會被確認如下:

– 以權益法確認的子公司、聯營公司及合營公司的投資(包括按照權益法確認的部份(附註2(d))減值虧損的計算是根據附註2(k)(ii)把投資的整體可收回金額與賬面值作比較。如用作釐定可收回金額的估計出現有利變動,則減值虧損可根據附註2(k)(ii)轉回。

– 以成本列賬的無公開報價的股權證券,其減值虧損是以金融資產的賬面金額及估計的未來現金流(如折現的影響重大,以類似的金融資產的現行市場回報率折現)的差額計算。以成本列賬的股權證券的減值虧損不會被轉回。

– 應收賬款、其他流動應收款及其他金融資產以攤餘成本列示,減值虧損是以資產的賬面金額及估計的未來現金流的現值(如折現的影響重大,以金融資產的原實際利率折現,即初始確認該資產計算的實際利率)的差額計算。以攤餘成本列賬的金融資產具有類似的風險特徵,如類似的以往逾期狀況,及未有被個別評估為減值的,是以組合形式進行減值評估。以組合形式進行減值評估的金融資產的未來現金流乃根據與本集團擁有類似信貸風險特徵的資產的歷史虧損經驗作參考。

假若減值虧損在以後期間減少及其減少可以客觀地聯繫到有關事項是在減值虧損確認後才發生,減值虧損會被轉回至損益。所轉回的減值虧損不應讓資產的賬面金額超出若在以往年度沒有確認減值虧損而確定的金額。

2 Significant accounting policies (continued)

(k) Impairment of assets (continued)

(i) Impairment of investments in equity securities and other receivables (continued)

– For available-for-sale securities, the cumulative loss that has been recognised in the fair value reserve is reclassified to profit or loss. The amount of the cumulative loss that is recognised in income statement is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in income statement.

Impairment losses recognised in income statement in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in other comprehensive income.

Impairment losses are written off against the corresponding asset directly, except for impairment losses recognised in respect of trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade and other receivables directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in income statement.

2 主要會計政策(續)

(k) 資產減值(續)

(i) 股權投資及其他應收款的減值(續)

– 已直接確認在權益中的可供出售的金融資產的累計虧損應從權益調整到損益。在利潤表確認累計虧損的金額是收購成本(減去任何本金還款及攤銷)和現行公允價值的差額,減去任何以前在利潤表確認的有關該資產的減值虧損。

已在利潤表確認的可供出售的股權證券的減值虧損,不會在損益轉回。任何在期後增加該資產的公允價值會直接在其他綜合收益中確認。

減值虧損 般直接於相關資產科目沖銷,除有關應收賬款及其他應收款的減值虧損,該應收款的回收性是有疑問的,但回收的可能性不是極小,則於呆賬準備科目計提。當本集團認為有關金額收回的可能性極小時,不能收回的部分則會直接於應收賬款及其他應收款沖銷,並轉銷於呆賬準備科目中已計提的有關準備。其後收回已計提準備的金額,會於呆賬準備科目中轉回。於呆賬準備科目中的其他變動和其後收回已直接沖銷的金額會在利潤表確認。

2 Significant accounting policies (continued)

(k) Impairment of assets (continued)

(ii) Impairment of other assets

Internal and external sources of information are reviewed at the end of each financial year to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

- Property, plant and equipment;
- Construction in progress;
- Lease deposits;
- Lease prepayments;
- Other assets; and
- Goodwill.

If any such indication exists, the asset's recoverable amount is estimated. The recoverable amount of goodwill is estimated annually whether or not there is any indication of impairment.

- Calculation of recoverable amount

  The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

2 主要會計政策(續)

(k) 資產減值(續)

(ii) 其他資產的減值

本集團會在每個報告期末參考內部和外部的資訊,以確定下列資產是否出現減值跡象,或以往確認的減值虧損不再存在或已經減少(商譽除外):

- 物業、廠房及設備;
- 在建工程;
- 設備租賃訂金;
- 預付租賃款;
- 其他資產;及
- 商譽。

如果出現減值跡象,資產的可收回金額便會作出估計。無論是否出現減值跡象,商譽的可收回金額會每年作出估計。

- 計算可收回金額

  資產的可收回金額是其公允價值減去處置費用與使用價值兩者中的較高額。在評估使用價值時,預期未來現金流量會按可以反映當時市場對貨幣時間值及資產特定風險的評估的稅前折現率,折現至其現值。如果資產所產生的現金流入基本上不能獨立於其他資產所產生的現金流入,則以能產生獨立現金流入的最小資產組別(即現金產出單元)來釐定可收回金額。

2 Significant accounting policies (continued)

(k) Impairment of assets (continued)

(ii) Impairment of other assets (continued)

– Recognition of impairment losses

An impairment loss is recognised in income statement if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

– Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to income statement in the year in which the reversals are recognised.

2 主要會計政策(續)

(k) 資產減值(續)

(ii) 其他資產的減值(續)

– 確認減值虧損

當資產或其所屬現金產出單元的賬面金額高於其可收回金額時，便會在損益中確認減值虧損。確認的減值虧損會首先減少該現金產出單元(或單元組)商譽的賬面金額，然後按比例減少該單元(或單元組)中其他資產的賬面金額。但減值不會使個別資產的賬面價值減少至低於其可計量的公允價值減處置費用，或其使用價值，如能釐定。

– 轉回減值虧損

如果用作釐定資產(商譽除外)可收回金額的估計數字出現正面的變化，有關的減值虧損便會轉回。商譽的減值虧損不會被轉回。

所轉回的減值虧損以以往年度沒有確認減值虧損而應已釐定的資產賬面金額為限。所轉回的減值虧損在確認轉回的年度內計入利潤表。

2 Significant accounting policies (continued)

(k) Impairment of assets (continued)

(iii) Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34, *Interim financial reporting*, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (Notes 2(k)(i) and (ii)).

Impairment losses recognised in an interim period in respect of goodwill, available-for-sale equity securities and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates. Consequently, if the fair value of an available-for-sale equity security increases in the remainder of the annual period, or in any other period subsequently, the increase is recognised in other comprehensive income and not profit or loss.

(l) Inventories

Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are charged to income statement when used in operations. Cost represents the average unit cost.

Inventories held for sale or disposal are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

2 主要會計政策（續）

(k) 資產減值（續）

(iii) 中期財務報告及減值虧損

在《香港聯合交易所有限公司證券上市規則》下，本集團需根據國際會計準則第34號《中期財務報告》對於財政年度的首六個月編製中期財務報告。本集團於中期期末採用與年末相同的減值測試、確認和轉回的有關準則（附註2(k)(i)至(ii)）。

已在中期確認的商譽、可供出售金融資產及以成本列賬的無公開報價證券的減值虧損，不會在期後沖回。即使在年末時評估是沒有或只有較少的減值虧損，該中期已確認的減值虧損均不會被沖回。若可供出售金融資產的公允價值於剩餘年度期間或任何其他往後期間增加，該增加於其他綜合收益中確認，而非於損益中確認。

(l) 存貨

存貨主要包括消耗備件和其他物資，按成本減去任何適當的存貨跌價準備列示，並於用作營運時計入利潤表。成本是指平均單位成本。

待銷售或處置的存貨按成本與可變現淨值兩者中的較低額列示。可變現淨值是以日常業務過程中的估計售價減去完成生產和銷售所需的估計成本後所得數額。

當出售存貨，存貨的賬面淨值會於確認收入的會計期間確認為　項費用。當存貨發生跌價或毀損，相對於可變現淨值的存貨跌價準備或毀損的存貨價值會於該期間確認為　項費用。存貨跌價準備轉回於轉回當期確認為　項費用的抵減項。

財務報表附註
Notes to the financial statements

2 Significant accounting policies (continued)

(m) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (Note 2(k)), except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of bad and doubtful debts.

(n) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in income statement over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(o) Trade and other payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with Note 2(q)(i), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(p) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been generally within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(q) Financial guarantees issued, provisions and contingent liabilities

(i) Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the "holder") for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables.

2 主要會計政策(續)

(m) 應收賬款及其他應收款項

應收賬款及其他應收款項最初以公允價值確認,其後以攤餘成本減去呆賬準備(附註2(k))列示。如折現的影響並不重大,則應收款項以成本減去呆賬準備列示。

(n) 帶息借款

帶息借款最初按公允價值減去應佔交易成本確認。其後帶息借款以攤餘成本列賬,而最初確認的數額與贖回價值之間的任何差異,連同任何應付利息和費用,均以實際利率法於借款期內在利潤表中確認。

(o) 應付賬款及其他應付款項

應付賬款及其他應付款項最初以公允價值確認。除根據附註2(q)(i)計量的財務擔保外,應付賬款及其他應付款項其後以攤餘成本列示。如折現的影響並不重大,則以成本列示。

(p) 現金及現金等價物

現金及現金等價物包括銀行存款及現金,以及存放於銀行和其他金融機構的活期存款,以及短期和流動性高的投資,這些投資可以隨時換算為已知的現金額及其價值變動方面的風險不大,並在購入後三個月內到期。就合併現金流量表而言,現金及現金等價物還包括須於接獲通知時償還,並構成本集團現金管理 部分的銀行透支。

(q) 已作出的財務擔保、準備及或有負債

(i) 已作出的財務擔保

財務擔保是指那些規定發行人(即擔保人)根據債務工具的條款支付指定款項,以補償受擔保人的受益人(「持有人」)因某 特定債務人不能償付到期債務而產生的損失的合約。

如果本集團作出財務擔保,擔保的公允價值(除非公允價值能夠可靠地估計,否則為交易價格)在應付賬款及其他應付款項中初始確認為遞延收益。

2 Significant accounting policies (continued)

(q) Financial guarantees issued, provisions and contingent liabilities (continued)

(i) Financial guarantees issued (continued)

The amount of the guarantee initially recognised as deferred income is amortised in income statement over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with Note 2(q)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

(ii) Provision and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(r) Defeasance of long-term liabilities

Where long-term liabilities have been defeased by the placement of security deposits, those liabilities and deposits (and income and charge arising therefrom) are netted off in order to reflect the overall commercial effect of the arrangements. Such netting off has been effected where a right is held by the Group to insist on net settlement of the liability and deposit including in all situations of default and where that right is assured beyond doubt.

2 主要會計政策(續)

(q) 已作出的財務擔保、準備及或有負債(續)

(i) 已作出的財務擔保(續)

初始確認為遞延收益的擔保數額會在擔保期內於利潤表中攤銷為已作出財務擔保的收入。此外,如果(i)擔保的持有人很可能根據這項擔保向本集團提出申索,以及(ii)向本集團提出的申索數額預期高於應付賬款及其他應付款項現時就這項擔保入賬的數額(即初始確認的數額減去累計攤銷後所得數額),準備便會根據附註2(q)(ii)確認。

(ii) 準備及或有負債

如果本集團或本公司須就已發生的事件承擔法定或推定義務,且該義務的履行很可能會導致經濟效益流出,以及有關金額能夠可靠的計量,本集團或本公司便會就該時間或金額不定的負債計提準備。如果貨幣時間價值重大,則按預計所需支出的現值計提準備。

如果不是很可能導致經濟效益流出,或有關金額不能可靠計量,便會將該義務披露為或有負債,但經濟效益流出的可能性極小的情況則除外。如果本集團的義務須視乎某宗或多宗未來事件是否發生才能確定是否存在,亦會披露為或有負債,但經濟效益流出的可能性極小的情況則除外。

(r) 長期負債的配對

凡以存放抵押存款作配對的長期負債,有關的負債及存款(及其所產生的收入及支出)均同時沖減,以反映這些安排在整體上的商業實質。此淨額計算的安排是基於在 切違約情況下本集團有權堅持將負債及存款作淨額清償,而且該權利毫無疑問地獲得保證。

2 Significant accounting policies (continued)

(s) Deferred benefits and gains

In connection with the acquisitions or leases of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation, or amortised as a reduction of rental expense for aircraft and engines under operating leases.

(t) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in income statement except to the extent that they relate to items recognised in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the financial year, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

2 主要會計政策(續)

(s) 遞延收益

本集團獲多項與購買或租賃若干飛機和發動機有關的收益。這些收益會被遞延至飛機和發動機交付時為止,用作減少購買飛機和發動機的成本,從而減少將來的折舊金額,或在屆時進行攤銷,用以減低以經營租賃持有的飛機和發動機的租金開支。

(t) 所得稅

本年度所得稅包括本期所得稅及遞延所得稅資產和負債的變動。本期所得稅及遞延所得稅資產和負債的變動均在利潤表內確認,但與確認於其他綜合收益或直接確認在權益相關的,有關稅項的金額則會分別確認於其他綜合收益或直接確認於權益。

本期所得稅項是按本年度應課稅收入根據已執行或在報告期末實質上已執行的稅率計算的預期應付所得稅,加上以往年度應付所得稅的任何調整。

遞延所得稅資產和負債分別由可抵扣和應課稅暫時性差異產生。暫時性差異是指資產和負債在財務報表上的賬面金額與這些資產和負債的計稅基礎的差異。遞延所得稅資產也可以由未使用稅務虧損和未使用稅款抵減產生。

除了某些有限的例外情況外,所有遞延所得稅負債和遞延所得稅資產(只限於很可能獲得未來應課稅利潤以使該遞延所得稅資產得以使用)則會被確認。由可抵扣暫時性差異所產生遞延所得稅資產,因有未來應課稅利潤的支持而使之確認,包括因轉回目前存在的應課稅暫時性差異而產生的金額;但這些轉回的差異必須與同一稅務機關及同一應稅實體有關,並預期在可抵扣暫時性差異預計轉回的同一期間或於遞延所得稅資產所產生時稅務虧損可向後期或向前期結轉的期間內轉回。在決定目前存在的應課稅暫時性差異是否足以支援確認由未使用的稅務虧損和稅款抵減所產生的遞延所得稅資產時,亦會採用同一準則,即差異是否與同一稅務機關及同一應稅實體有關,並是否預期能在使用稅務虧損和稅款抵減的同一期間內轉回。

2 Significant accounting policies (continued)

(t) Income tax (continued)

The limited exception to the recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the end of the financial year. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at the end of each financial year and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

– in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

– in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  – the same taxable entity; or

  – different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

2 主要會計政策(續)

(t) 所得稅(續)

不能確認為遞延所得稅資產和負債的暫時性差異的有限例外情況包括不可在稅務方面獲得扣減的商譽;不影響會計或應課稅利潤的資產或負債的初始確認(如屬企業合併的 部分則除外);以及投資於子公司相關的暫時性差異(如屬應稅差異,本集團可以控制轉回的時間,而且在可預見的將來不大可能轉回的暫時性差異;或如屬可抵扣差異,除非該差異很可能在未來轉回)。

遞延所得稅金額是按照資產和負債賬面金額的預期實現或償還方式,根據已執行或在報告期末實質上已執行的稅率計量。遞延所得稅資產和負債均不折現計算。

本集團會在每個報告期末復核遞延所得稅資產的賬面金額。如果本集團預期不再可能獲得足夠的應課稅利潤以抵扣相關的稅務利益,該遞延所得稅資產的賬面金額便會調減;但是如果日後又可能獲得足夠的應課稅利潤,有關減額便會轉回。

本期和遞延所得稅結餘及其變動額會分開列示,並且不予抵銷。本期和遞延所得稅資產只會在本公司或本集團有法定行使權以本期所得稅資產抵銷本期所得稅負債,並且符合以下附帶條件的情況下,才可以分別抵銷本期和遞延所得稅負債:

– 就本期所得稅資產和負債而言,本公司或本集團計劃按淨額基準結算,或同時變現該資產和償還該負債;或

– 就遞延所得稅資產和負債而言,這些資產和負債必須與同 稅務機關就以下其中 項徵收的所得稅有關:

  – 同 應稅實體;或

  – 不同的應稅實體,但這些實體計劃在日後每個預計有大額遞延所得稅負債需要償還或大額遞延所得稅資產可以收回的期間內,按淨額基準實現本期所得稅資產和償還本期所得稅負債,或同時變現該資產和償還該負債。

2 Significant accounting policies (continued)

(u) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in income statement as follows:

(i) Passenger, cargo and mail revenues

Passenger revenue is recognised at the fair value of the consideration received when the transportation is provided or when an unused ticket expires rather than a ticket is sold. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage.

Cargo and mail revenues are recognised when the transportation is provided.

Revenues from airline-related business are recognised when services are rendered.

Revenue is stated net of sales tax.

(ii) Frequent flyer revenue

The Group maintains two frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Xiamen Airlines' Egret Card Frequent Flyer Programme, which provide travel and other awards to members based on accumulated mileages.

Amount received in relation to mileage earning flights is allocated, based on fair value, between the flight and mileages earned by members of the Group's frequent flyer award programmes. The value attributed to the awarded mileages is deferred as a liability, within deferred revenue, until the mileages are redeemed or expired.

Amount received from third parties for the issue of mileages under the frequent flyer award programmes is also deferred as a liability, within deferred revenue.

As members of the frequent flyer award programmes redeem mileages for an award, revenue is recorded in income statement. Revenue in relation to flight awards is recognised when the transportation is provided. Revenue in relation to non-flight rewards is recognised at the point of redemption where non-flight rewards are selected.

2 主要會計政策(續)

(u) 收入確認

收入應按其已收或應收價款的公允價值來計量。如果經濟效益可能會流入本集團,而收入和成本(如適用)又能夠可靠地計量時,收入便會根據下列基準在利潤表中確認:

(i) 源自客運、貨運和郵運服務的收入

客運收入於提供運輸服務時或機票逾期未用時(而非機票售出時)確認。仍未提供運輸服務的機票銷售額計作流動負債下的票證結算。

貨運及郵運收入於提供運輸服務時確認。

來自航空相關服務的收入於提供服務時確認。

收入已扣減銷售稅。

(ii) 源自常旅客里程獎勵計劃的收入

本集團設有兩個常旅客里程獎勵計劃,分別名為「南航明珠俱樂部」及「廈航白鷺卡常旅客計劃」。該兩個計劃根據會員的累計飛行裡數提供飛行獎勵及其他獎勵。

提供獎勵里程的飛行收入根據公允價值在飛行運輸收入與常旅客里程獎勵計劃授予會員的獎勵里程之間進行分配。與獎勵里程相關的價值作為負債予以遞延,在相關里程被兌換或到期前於遞延收入中列示。

在常旅客里程獎勵計劃下從第三方獲得的獎勵里程收入同樣作為負債予以遞延,列示於遞延收入中。

常旅客里程獎勵計劃的會員兌換獎勵里程時,收入會被確認在利潤表當中。會員兌換的飛行獎勵會在提供運輸服務時確認為收入,會員兌換的其他非飛行獎勵,會於會員兌換獎勵里程時計入當期損益。

2 Significant accounting policies (continued)

(u) Revenue recognition (continued)

(iii) Rental income receivable under operating leases is recognised in income statement in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in income statement as an integral part of the aggregate net lease payments receivables. Contingent rentals are recognised as income in the accounting period in which they are earned.

(iv) *Dividends*

– Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

– Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(v) Government grants are recognised in the statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognised as revenue in income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognised in income statement over the useful life of the asset by way of reduced depreciation expense.

(vi) Interest income is recognised as it accrues using the effective interest method.

(v) Traffic commissions

Traffic commissions are expensed in income statement when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the statement of financial position as prepaid expense.

(w) Maintenance and overhaul costs

Routine maintenance, repairs and overhauls are charged to income statement as and when incurred.

2 主要會計政策(續)

(u) 收入確認(續)

(iii) 經營租賃的應收租金收入在租賃期所涵蓋的期間內,以等額在損益確認;但如有其他基準能更清楚地反映租賃資產所產生的收益模式則除外。經營租賃協議所涉及的激勵措施均在損益中確認為應收租賃總額的組成部分。或有租金在發生的當期計入當期損益。

(iv) *股息收入*

– 非上市投資的股息收入是在股東收取股息的權利確定時確認。

– 上市投資的股息收入是在股價除息時確認。

(v) 當可以合理確定本集團將會收到政府補助並會履行該補助的附帶條件時,便會在資產負債表確認政府補助。用於彌補本集團已產生開支的補助,會在開支產生的期間有系統地在利潤表內確認為收入。用於彌補本集團資產成本的補助,則在計算資產的賬面金額時扣除,其後於資產的使用年限內通過減少的折舊費用在損益內確認。

(vi) 利息收入是在產生時按實際利率法確認。

(v) 運輸佣金

運輸佣金在提供運輸服務及有關收入確認時在利潤表列支。尚未提供運輸服務的運輸佣金,則在資產負債表內列作預付費用。

(w) 保養及大修費用

例行保養、維修及大修費用在產生時於利潤表內列支。

財務報表附註
Notes to the financial statements

2 Significant accounting policies (continued)

(w) Maintenance and overhaul costs (continued)

In respect of owned and finance leased aircraft, components within the aircraft subject to replacement during major overhauls are depreciated over the average expected life between major overhauls. When each major overhaul is performed, its cost is recognised in the carrying amount of property, plant and equipment and is depreciated over the estimated period between major overhauls. Any remaining carrying amount of cost of previous major overhaul is derecognised and charged to income statement.

In respect of aircraft held under operating leases, the Group has responsibility to fulfil certain return conditions under relevant lease agreements. In order to fulfil these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls are accrued and charged to income statement over the estimated period between overhauls. After the aircraft has completed its last overhaul cycle prior to being returned, expected cost of overhaul to be incurred at the end of the lease is estimated and accrued over the remaining period of the lease. Differences between the estimated costs and the actual costs of overhauls are charged to income statement in the period when the overhaul is performed.

(x) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use are capitalised as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use are interrupted or complete.

2 主要會計政策(續)

(w) 保養及大修費用(續)

需要在大修時更換的自有或以融資租賃方式持有飛機的組件，其折舊按平均預計大修週期計提。每次進行大修時產生的費用在物業、廠房及設備的賬面金額確認，並在預計大修週期計算折舊。上 次大修費用的任何剩餘賬面金額不再確認，並會在利潤表列支。

根據相關租賃協議，本集團需要定期為以經營租賃方式持有的飛機進行大修，以滿足退租條件的要求。因此，預計大修費用於估計大修週期內預提及在利潤表列支。在退租前的最後 次大修週期完成時，租期完結時將產生的預計大修費用在餘下租期內預提。預計費用與大修實際費用之間的差額在進行大修的期間內在利潤表列支。

(x) 借貸成本

與收購或生產建造需要長時間才可以使資產達到預計可使用狀態直接相關的借貸成本予以資本化。其他借貸成本於發生期間確認為費用。

屬於符合條件資產成本 部分的借貸成本在資產產生開支、借貸成本產生及使資產達到預計可使用狀態所必須的準備工作進行期間開始資本化。在使符合條件的資產達到預計可使用狀態所必須的絕大部分準備工作中止或完成時，借貸成本便會暫停或停止資本化。

2 Significant accounting policies (continued)

(y) Employee benefits

(i) *Short term employee benefits and contributions to defined contribution retirement schemes*

Salaries, annual bonuses and contributions to defined contribution retirement schemes are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) *Termination benefits*

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(iii) *Share-based payment*

The fair value of the amount payable to employee in respect of share appreciation rights ("SARs"), which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the vesting period. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognised as staff cost in the consolidated income statement.

(z) Translation of foreign currencies

Foreign currencies transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China ("PBOC") prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the PBOC exchange rates prevailing at the end of the financial year. Exchange gains and losses are recognised in income statement.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Renminbi at the PBOC exchange rates prevailing at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into Renminbi at the PBOC exchange rates prevailing at the dates the fair value was determined.

2 主要會計政策(續)

(y) 僱員福利

(i) *短期僱員福利及向定額供款退休計劃作出供款*

薪金、年度獎金及向定額供款退休計劃作出的供款在僱員提供相關服務的年度內產生。如延遲付款或結算會構成重大的影響，則這些數額會以現值列賬。

(ii) *終止僱傭福利*

只有當本集團明確其承擔中止僱傭合約或因自願離職而提供福利的義務，且已有詳細正式計劃及不可能撤銷時，該解僱福利費用才被確認。

(iii) *股票增值權計劃*

以現金支付的應付雇員股票增值權公允價值需於等待期內確認為員工成本並相應增加負債。該負債於各報告期末及結算日重新計量。其公允價值的任何變動於合併利潤表中確認。

(z) 外幣折算

年內的外幣交易按中國人民銀行(「人行」)在交易日公佈的外匯牌價折合為人民幣。各項貨幣性外幣資產及負債按人行在報告期末公佈的外匯牌價折合為人民幣。匯兑收益及損失在利潤表中確認。

以歷史成本計算的非貨幣性外幣資產及負債按人行在交易日公佈的外匯牌價折合為人民幣。以公允價值列示的非貨幣性外幣資產及負債按人行在確定公允價值當日公佈的外匯牌價折合為人民幣。

2 Significant accounting policies (continued)

(aa) Related parties

(a) A person, or a close member of that person's family, is related to the Group if that person:

(i) has control or joint control over the Group;

(ii) has significant influence over the Group; or

(iii) is a member of the key management personnel of the Group or the Group's parent.

(b) An entity is related to the Group if any of the following conditions applies:

(i) The entity and the Group are members of the same Group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii) Both entities are joint ventures of the same third party.

(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi) The entity is controlled or jointly controlled by a person identified in (a).

(vii) A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

2 主要會計政策(續)

(aa) 關聯方

(a) 個人或與該個人關系密切的家庭成員與報告主體相關聯，如果該個人：

(i) 對報告主體實施控制或共同控制；

(ii) 對報告主體實施重大影響；或者

(iii) 是報告主體或其母公司的關鍵管理人員的成員。

(b) 如果適用以下任何情形，則某主體與報告主體相關聯：

(i) 該主體和報告主體是同 集團的成員(這意味著該兩家主體的母公司、子公司和同級子公司均相互關聯)。

(ii) 某 主體是另 主體的聯營企業或合營企業(或是另 主體所屬集團的 個成員的聯營企業或合營企業)。

(iii) 兩家主體都是相同第三方的合營企業。

(iv) 某 主體是第三方的合營企業並且另 主體是該第三方的聯營企業。

(v) 該主體是為報告主體或與報告主體關聯的主體的僱員福利而設的離職後福利計劃。

(vi) 該主體受(a)項所述個人的控制或共同控制。

(vii) (a)(i)項所述的個人對該主體實施重大影響或是該主體(或其母公司)的關鍵管理人員的成員。

與該個人關係密切的家庭成員是指預期他們在與企業的交易中，可能會影響該名個人或受其影響的家屬。

2 Significant accounting policies (continued)

(bb) Segmental reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group's most senior executive management, who is the chief operating decision maker, for the purposes of allocating resources to, and assessing the performance of, the Group's various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

3 Changes in accounting policies

The IASB has issued certain amendments to IFRSs that are first effective for the current accounting period of the Group. Of these, Amendments to IFRS 7, Financial instruments: Disclosures – Transfers of financial assets are relevant to the Group's financial statements. The amendments to IFRS 7 require certain disclosures to be included in the financial statements in respect of all transferred financial assets that are not derecognised in their entirety and for any continuing involvement in transferred assets that are derecognised in their entirety, irrespective of when the related transfer transaction occurred. However, an entity need not provide the disclosures for the comparative period in the first year of adoption. The Group did not have any significant transfers of financial assets in previous periods or the current period which require disclosure in the current accounting period under the amendments.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

2 主要會計政策(續)

(bb) 分部報告

經營分部及財務報表內呈報的各分部項目的金額自定期提供予本集團最高行政管理人員即本集團主要經營決策者的財務資料中識別出來，以將資源分配至本集團的各項業務及地理位置，並評估本集團的各項業務及地理位置的表現。

就財務報告而言，除非分部具備類似的經濟特徵及在產品及服務性質、生產工序性質、客戶類型或類別、用作分配產品或提供服務的方法及監管環境的性質方面相似，否則單個重大經營分部不會進行合併計算。並非屬個別重大的經營分部如符合上述大部分標準，則可進行合併計算。

3 會計政策變更的説明

國際會計準則委員會頒佈了數項國際財務報告修訂準則，並於本集團本會計期間首次生效。其中，國際財務報告準則第7號修訂金融工具：披露－金融資產轉移與本集團的財務報表有關聯。國際財務報告準則第7號的修訂要求在財務報表中對於資產負債表日存在的未整體終止確認的金融資產及已整體終止確認但企業仍繼續涉入的金融資產作出進　步披露，無論相關轉移的發生時點。然而，相關實體在第　年實施時不需要披露比較期數據。本集團在以前年度與本會計期間均沒有重大的金融資產轉移需要披露。

本集團並未採用任何於本會計期間未生效的新會計準則或詮釋。

4 Traffic revenue

4 運輸收入

		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Passenger	客運	**89,544**	81,492
Cargo and mail	貨運及郵運	**6,556**	5,760
		96,100	87,252

Pursuant to various sales tax rules and regulations, the Group is required to pay sales tax (mainly including business tax) to national and local tax authorities at the rate of approximately 3% of the traffic revenue in respect of domestic flights and international, Hong Kong, Macau and Taiwan flights.

根據中國各種有關銷售税之細則及條例，本集團須向國家與地方税務機關繳付銷售税(主要是包括營業税)。税額約按國內、國際及港澳臺地區航班運輸收入的3%徵收。

Pursuant to the "Notice of exemption of business tax on international traffic revenue" issued jointly by the PRC Ministry of Finance ("MoF") and the State Administration of Taxation ("SAT") in 2010, the Group is exempted from business tax on international, including Hong Kong, Macau and Taiwan, traffic revenue from 1 January 2010.

根據2010年中華人民共和國財政部(「財政部」)與國家税務總局(「國税局」)下發的《關於國際運輸勞務免徵營業税的通知》，本集團自2010年1月1日起的國際運輸收入，包括港澳臺地區，免徵營業税。

Pursuant to Cai Shui [2012] No. 71 jointly issued by the MoF and the SAT on 31 July 2012, the pilot program regarding the transition from business tax to Value Added Tax ("VAT") was launched in certain provinces since 1 November 2012, including Guangdong and Fujian. Under this pilot program, the traffic revenue and the other revenues, including ground service income, cargo handling income and others, generated in locations that fall into the scope of this pilot program are subjected to VAT levied at rates of 17%, 11% or 6% from 1 November 2012; while the revenue generated in other locations continue to be subject to business tax at applicable tax rates.

根據財政部與國税局於2012年7月31日聯合發佈的財税[2012]71號文件，包括廣東省及福建省的數個省市自2012年11月1日開展營業税改征增值税的試點方案。試點方案範圍內的地區自2012年11月1日起產生的運輸收入及其他經營收入，包括地面服務收入，貨物處理收入等適用17%、11%或6%的銷項税率，其他地區產生的收入仍按適用的税率繳納營業税。

Sales tax incurred by the Group during the year ended 31 December 2012, which were net off against revenue, amounted to RMB2,281 million (2011: RMB2,434 million). Traffic revenue is stated net of sales tax.

截至2012年12月31日止年度所發生之銷售税總額為人民幣22.81億元(2011年：人民幣24.34億元)，並已從收入內扣除。運輸收入為扣除銷售税後所得之收入。

5 Other operating revenue 5 其他經營收入

		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Commission income	佣金收入	**757**	643
Hotel and travel services income	酒店及旅遊服務收入	**647**	614
Ground services income	地面服務收入	**350**	368
General aviation income	通用航空服務收入	**445**	322
Expired sales in advance of carriage	逾期票證結算	**495**	309
Air catering income	航空食品收入	**176**	166
Rental income	租賃收入	**123**	121
Aircraft wet lease income	飛機濕租收入	**2**	319
Cargo handling agency income	貨物處理代理收入	**109**	73
Others	其他	**310**	208
		3,414	3,143

6 Flight operations expenses 6 航班營運開支

		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Jet fuel costs	燃油成本	**37,401**	32,675
Operating lease charges	經營性租賃支出	**4,897**	4,654
Air catering expenses	航空配餐費用	**2,352**	2,073
Aircraft insurance	飛機保險	**203**	201
Flight personnel payroll and welfare	機組人員工資及福利	**5,051**	4,412
Training expenses	培訓費	**660**	681
Civil Aviation Administration of China ("CAAC") Infrastructure Development Fund contributions	民航基礎設施建設基金	**1,868**	1,655
Inventory provision (Note 30)	存貨跌價(附註30)	**–**	141
Others	其他	**2,258**	1,852
		54,690	48,344

7 Maintenance expenses 7 維修開支

		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Aviation repair and maintenance charges	飛機維護及修理費用	**5,633**	5,573
Maintenance materials	維修耗材	**754**	646
Staff costs and others	員工成本及其他	**1,584**	1,312
		7,971	7,531

財務報表附註
Notes to the financial statements

8 Aircraft and traffic servicing expenses / 8 飛機及運輸服務開支

		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Landing and navigation fees	起降及導航費	**8,984**	8,426
Ground service and other charges	地面服務費及其他	**5,088**	3,911
		14,072	12,337

9 Promotion and sales expenses / 9 宣傳及銷售開支

		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Sales commissions	代理業務手續費	**3,865**	3,521
Ticket office expenses	售票辦事處費用	**2,183**	1,894
Computer reservation services	電腦訂座費	**458**	471
Advertising and promotion	廣告宣傳費	**260**	292
Others	其他	**368**	390
		7,134	6,568

10 General and administrative expenses / 10 行政及管理開支

		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
General corporate expenses	日常管理支出	**2,327**	2,713
Auditors' remuneration	核數師酬金	**14**	13
Other taxes and levies	其他税金及附加	**84**	81
		2,425	2,807

11 Depreciation and amortisation / 11 折舊及攤銷

		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Depreciation	折舊費		
– Owned assets	一自置資產	**6,328**	5,723
– Assets acquired under finance leases	一融資租賃持有之資產	**1,874**	1,917
Amortisation of deferred benefits and gains	遞延收益攤銷	**(74)**	(73)
Other amortisation	其他攤銷	**136**	122
		8,264	7,689

12 Staff costs / 12 員工成本

		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Salaries, wages and welfare	薪金及福利	**11,953**	10,345
Retirement scheme contributions	退休計劃供款	**939**	960
Early retirement benefits (Note 42)	提早退休福利准備(附註 42)	**20**	37
		12,912	11,342

Staff costs relating to flight operations, maintenance, aircraft and traffic servicing, promotion and sales and general and administrative expenses are also included in the respective total amounts disclosed separately in Notes 6 to 10 above. Details of staff costs arising from cash-settled share appreciation rights are disclosed in Note 47(c).

與航班營運、維修、飛機及運輸服務、宣傳及銷售與行政及管理開支相關的員工成本金額已分別包含在以上附註6至10的合計數中。由於股票增值權計劃而產生的員工成本於附註47(c)披露。

13 Other net income / 13 其他收入淨額

		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Government grants	政府補助	**1,243**	828
Gain/(loss) on disposal of property, plant and equipment, net and lease prepayments	處置物業、廠房及設備及預付租賃款淨收益/(虧損)		
– Aircraft and spare engines	–飛機及備用發動機	**9**	180
– Other property, plant and equipment and lease prepayments	–其他物業、廠房及設備及預付租賃款	**7**	(35)
Others	其他	**203**	48
		1,462	1,021

14 Interest expense / 14 利息支出

		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Interest on bank and other loans wholly repayable within five years	須於五年內全數償還之銀行及其他貸款的利息支出	**872**	543
Interest on other loans	其他貸款的利息支出	**417**	333
Finance charges on obligations under finance leases	融資性租賃負債的財務費用	**468**	388
Other interest expense (Note 42)	其他利息支出(附註42)	**8**	8
Less: interest expense capitalised	減:資本化的貸款成本	**(389)**	(205)
		1,376	1,067

The borrowing costs have been capitalised at rates ranging from 2.25% to 3.23% per annum in 2012 (2011: 1.79% to 2.99% per annum).

於2012年貸款費用的資本化年利率為2.25%至3.23%(2011年:年利率1.79%至2.99%)。

財務報表附註
Notes to the financial statements

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

15 Other non-operating income
15 其他營業外收入

		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Interest income on wealth management products	理財產品利息收入	**21**	128
Gain on disposal and losing control of a subsidiary (Note 23)	出售及喪失子公司控制權的投資收益(附註23)	**54**	–
Gain on derivative financial instruments, net	衍生金融工具收益,淨額	**–**	1
		75	129

16 Remuneration of directors, supervisors and senior management
16 董事、監事及高級管理人員之薪酬

(a) Directors' and supervisors' remuneration

Details of directors' and supervisors' remuneration for the year ended 31 December 2012 are set out below:

(a) 董事和監事之薪酬

董事及監事截至2012年12月31日止年度的薪酬分析如下:

Name 姓名		Directors' fees 董事袍金 RMB'000 人民幣千元	Salaries, allowances and benefits in kind 薪金、津貼及實物利益 RMB'000 人民幣千元	Discretionary bonuses 酌情花紅 RMB'000 人民幣千元	Retirement scheme contributions 退休計劃供款 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Non-executive directors	**非執行董事**					
Si Xian Min (Note (i))	司獻民(附註(i))	–	–	–	–	–
Wang Quan Hua (Note (i))	王全華(附註(i))	–	–	–	–	–
Yuan Xin An (Note (i))	袁新安(附註(i))	–	–	–	–	–
Executive directors	**執行董事**					
Tan Wan Geng (Note (ii))	譚萬庚(附註(ii))	–	–	–	–	–
Zhang Zi Fang	張子芳	–	743	–	70	813
Xu Jie Bo	徐杰波	–	710	–	70	780
Chen Zhen You (Note (iii))	陳振友(附註(iii))	–	576	–	44	620
Supervisors	**監事**					
Pan Fu (Note (i))	潘福(附註(i))	–	–	–	–	–
Li Jia Shi	李家世	–	710	–	69	779
Zhang Wei (Note (i))	張薇(附註(i))	–	–	–	–	–
Yang Yi Hua	楊怡華	–	346	–	68	414
Liang Zhong Gao	梁忠高	–	352	–	69	421
Independent non-executive directors	**獨立非執行董事**					
Gong Hua Zhang	貢華章	150	–	–	–	150
Wei Jin Cai	魏錦才	150	–	–	–	150
Ning Xiang Dong	寧向東	150	–	–	–	150
Liu Chang Le	劉長樂	150	–	–	–	150
		600	3,437	–	390	4,427

16 Remuneration of directors, supervisors and senior management (continued)

16 董事、監事及高級管理人員之薪酬(續)

(a) Directors' and supervisors' remuneration (continued)

Details of directors' and supervisors' remuneration for the year ended 31 December 2011 are set out below:

(a) 董事和監事之薪酬(續)

董事及監事截至2011年12月31日止年度的薪酬分析如下:

Name 姓名		Directors' fees 董事袍金 RMB'000 人民幣千元	Salaries, allowances and benefits in kind 薪金、津貼及實物利益 RMB'000 人民幣千元	Discretionary bonuses 酌情花紅 RMB'000 人民幣千元	Retirement scheme contributions 退休計劃供款 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Non-executive directors	**非執行董事**					
Si Xian Min (Note (i))	司獻民(附註(i))	–	–	–	–	–
Wang Quan Hua (Note (i))	王全華(附註(i))	–	–	–	–	–
Yuan Xin An (Note (i) and note (iv))	袁新安(附註(i)及(iv))	–	–	–	–	–
Executive directors	**執行董事**					
Tan Wan Geng (Note (ii))	譚萬庚(附註(ii))	–	517	300	29	846
Zhang Zi Fang	張子芳	–	687	300	71	1,058
Xu Jie Bo	徐杰波	–	601	250	71	922
Chen Zhen You	陳振友	–	601	250	70	921
Supervisors	**監事**					
Pan Fu (Note (i))	潘福(附註(i))	–	–	–	–	–
Li Jia Shi	李家世	–	601	250	69	920
Zhang Wei (Note (i))	張薇(附註(i))	–	–	–	–	–
Yang Yi Hua	楊怡華	–	332	30	68	430
Liang Zhong Gao	梁忠高	–	337	30	69	436
Independent non-executive directors	**獨立非執行董事**					
Gong Hua Zhang	貢華章	104	–	–	–	104
Wei Jin Cai	魏錦才	104	–	–	–	104
Ning Xiang Dong	寧向東	104	–	–	–	104
Liu Chang Le (Note (iv))	劉長樂(附註(iv))	13	–	–	–	13
Lam Kwong Yu (Note (v))	林光宇(附註(v))	56	–	–	–	56
		381	3,676	1,410	447	5,914

In addition to the above, certain directors have been granted SARs in respect of their services to the Group, further details of which are set out in note 47(c).

除上述者外,若干董事因向本集團提供服務而獲授股票增值權,有關詳情載於財務報表附註47(c)。

16 Remuneration of directors, supervisors and senior management (continued)

(a) Directors' and supervisors' remuneration (continued)

Notes:

(i) These directors or supervisors did not receive any remuneration for their services in the capacity of the directors or supervisors of the Company. They also held management positions in CSAHC and their salaries were borne by CSAHC.

(ii) This director did not receive remuneration for the service in the capacity of the director of the Company since June 2011, when he started to hold management position in CSAHC and his salary was borne by CSAHC.

(iii) Retired on 6 December 2012.

(iv) Appointed on 30 November 2011.

(v) Resigned on 5 August 2011.

(b) Individuals with highest emoluments

None of the directors (2011: none), whose emoluments are reflected in the above analysis, was among the five highest paid individuals in the Group for 2012. The aggregate emoluments in respect of the five (2011: five) individuals during the year are as follows:

16 董事、監事及高級管理人員之薪酬（續）

(a) 董事和監事之薪酬（續）

附註：

(i) 該等董事或監事於本公司未獲得與董事或監事職位相關之薪金，其同時於南航集團擔任管理職位，並就此取得薪金。

(ii) 由於該名董事從2011年6月起於南航集團擔任管理職位並從南航集團取得薪金，因此其自2011年6月起不再從本公司取得薪金。

(iii) 於2012年12月6日退任。

(iv) 於2011年11月30日上任。

(v) 於2011年8月5日辭任。

(b) 最高薪酬人士

於2012年，本集團5名最高薪酬人士當中並無本公司上述董事（2011年：無），董事的酬金已包括在上述分析中。於本年，本集團5名（2011年：5名）最高薪酬人士的合計酬金詳情如下：

		2012 RMB'000 人民幣千元	2011 RMB'000 人民幣千元
Salaries, allowances and benefits in kind	薪金、津貼及實物利益	**6,166**	6,151
Retirement scheme contributions	退休計劃供款	**338**	360
Share appreciation rights	股票增值權	**33**	2
		6,537	6,513

The emoluments of the five (2011: five) individuals with the highest emoluments are within the following bands:

本集團支付予該5名最高薪酬人士（2011年：5名）之薪酬範圍分析如下：

		2012 Number of individuals 人數	2011 Number of individuals 人數
HK$1,000,000 to HK$1,500,000 (RMB813,600 to RMB1,220,400 equivalent)	港幣1,000,000元至港幣1,500,000元（等值人民幣813,600元至人民幣1,220,400元）	**–**	2
HK$1,500,000 to HK$2,000,000 (RMB1,220,400 to RMB1,627,200 equivalent)	港幣1,500,000元至港幣2,000,000元（等值人民幣1,220,400元至人民幣1,627,200元）	**5**	3

17 Income tax

(a) Income tax expense in the consolidated income statement

		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
PRC income tax	中國所得稅		
Provision for the year	本年所得稅計提	**774**	1,516
Over-provision in prior year	上年度多計提的所得稅	**(61)**	(59)
		713	1,457
Deferred tax (Note 28)	遞延所得稅(附註28)		
Origination and reversal of temporary differences	暫時性差異的產生和轉回	**241**	(369)
Recognition of deductible temporary differences unrecognised in prior years	確認以前年度未確認的可抵扣暫時性差異	**–**	(248)
		241	(617)
Actual tax expense	實際所得稅費用	**954**	840

In respect of majority of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for overseas airline activities in the current year and prior years.

Effective from 1 January 2008, under the Corporate Income Tax Law of the PRC ("new tax law"), the Company and its subsidiaries are subject to income tax at the statutory rate of 25% unless otherwise specified.

Pursuant to the new tax law, the income tax rates of entities that previously enjoyed preferential tax rates of 15% and 18% have been revised to 24% and 25% for 2011 and 2012 onwards, respectively.

17 所得稅費用

(a) 合併利潤表的所得稅費用

就本集團之絕大多數的境外航空業務而言，本集團已根據境外政府與中國政府訂立的雙邊航空協定獲豁免境外航空業務稅項，或境外業務 直蒙受稅務虧損，故在本年度及以前年度沒有對上述境外航空業務提取稅項準備。

《中華人民共和國企業所得稅法》(以下簡稱「新稅法」)自2008年1月1日起施行。如無其他說明，本公司及其子公司按25%的企業所得稅法定稅率執行。

根據新稅法規定，原享受優惠稅率15%和18%的企業於2011年和2012年及以後年度分別按24%及25%稅率執行。

17 Income tax (continued)

(b) Reconciliation between actual tax expense and calculated tax based on accounting profit at applicable tax rates

17 所得稅費用(續)

(b) 實際所得稅費用和會計利潤按適用稅率計算的調節如下

		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Profit before taxation	稅前利潤	**4,738**	6,930
Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned (Note)	按照在相關稅收管轄區錄得利潤以適用稅率計算除稅前利潤的所得稅(附註)	**1,157**	1,706
Adjustments for tax effect of:	稅務調整:		
Non-deductible expenses	不可抵扣支出	**26**	36
Non-taxable income	免稅收入	**(9)**	(9)
Share of results of associates and jointly controlled entities	應佔聯營公司及合營公司業績	**(110)**	(145)
Recognition of deductible temporary differences unrecognised in prior years	確認以前年度未確認的可抵扣暫時性差異	**–**	(248)
Unused tax losses and deductible temporary differences not recognised	未確認的未利用稅務虧損及可抵扣暫時性差異	**3**	16
Utilisation of unused tax losses and deductible temporary differences not recognised in prior years	利用以前年度未確認的未利用稅務虧損及可抵扣暫時性差異	**(29)**	(440)
Over-provision in prior year	上年度多計提的所得稅	**(61)**	(59)
Tax rates differential	所得稅稅率的差異	**(23)**	(17)
Actual tax expense	實際所得稅費用	**954**	840

Note:

The headquarters of the Company and its branches are taxed at rate at 25% (2011: 24% to 25%). The subsidiaries of the Group are taxed at rates ranging from 15% to 25% (2011: 15% to 25%).

附註:

本公司總部及各分公司的所得稅稅率為25%(2011年:24%至25%)。本集團的子公司的所得稅稅率為15%至25%(2011年:15%至25%)。

18 Profit attributable to equity shareholders of the Company

The consolidated profit attributable to equity shareholders of the Company for the year ended 31 December 2012 includes a profit of RMB902 million (2011: RMB3,519 million) which has been dealt with in the financial statements of the Company.

18 本公司股東應佔利潤

截至2012年12月31日止年度，本公司股東應佔合併利潤中包括已列入本公司獨立財務報表的利潤人民幣9.02億元(2011年：人民幣35.19億元)。

19 Other comprehensive income

Tax effects relating to other comprehensive income

19 其他綜合收益

其他綜合收益的稅項影響

		2012			2011		
		Before-tax amount 稅前金額 RMB million 人民幣百萬元	Tax expense 所得稅費用 RMB million 人民幣百萬元	Net-of-tax amount 稅後金額 RMB million 人民幣百萬元	Before-tax amount 稅前金額 RMB million 人民幣百萬元	Tax benefit 所得稅收益 RMB million 人民幣百萬元	Net-of-tax amount 稅後金額 RMB million 人民幣百萬元
Available-for-sale securities: net movement in fair value reserve	可供出售金融資產：公允價值儲備的淨變動	5	(1)	4	(16)	4	(12)

20 Earnings per share

The calculation of basic earnings per share for the year ended 31 December 2012 is based on the profit attributable to equity shareholders of the Company of RMB2,619 million (2011: RMB5,110 million) and the weighted average of 9,817,567,000 shares in issue during the year (2011: 9,817,567,000 shares).

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for both the current and prior year.

20 每股利潤

截至2012年12月31日止年度每股基本利潤是根據本公司股東應佔利潤人民幣26.19億元(2011年：人民幣51.10億元)和年內已發行股份的加權平均股數9,817,567,000股(2011年：9,817,567,000股)計算所得。

由於本公司在本年度及上年度內並無具攤薄性的潛在普通股，所以每股攤薄利潤與每股基本利潤是相同的。

財務報表附註
Notes to the financial statements

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

21 Property, plant and equipment, net
21 物業、廠房及設備，淨額

(a) The Group
(a) 本集團

		Investment properties 投資性房地產 RMB million 人民幣百萬元	Buildings 建築物 RMB million 人民幣百萬元	Aircraft 飛機: Owned 自置 RMB million 人民幣百萬元	Aircraft 飛機: Acquired under finance leases 以融資性租賃持有 RMB million 人民幣百萬元	Other flight equipment, including rotables 其他飛行設備，包括周轉件 RMB million 人民幣百萬元	Machinery, equipment and vehicles 機器，設備及汽車 RMB million 人民幣百萬元	Total 總計 RMB million 人民幣百萬元
Cost:	成本：							
At 1 January 2011	於2011年1月1日	611	7,583	71,109	25,468	13,499	4,326	122,596
Additions	增購	–	4	2,050	2,959	1,643	452	7,108
Transfer from construction in progress (Note 22)	在建工程轉入(附註22)	–	524	6,975	2,409	72	99	10,079
Reclassification on exercise of purchase options	行使購買權重分類	–	–	768	(768)	–	–	–
Disposals	處置	–	(80)	(5,380)	(136)	(124)	(241)	(5,961)
At 31 December 2011	於2011年12月31日	611	8,031	75,522	29,932	15,090	4,636	133,822
At 1 January 2012	於2012年1月1日	**611**	**8,031**	**75,522**	**29,932**	**15,090**	**4,636**	**133,822**
Additions	增購	**–**	**72**	**2,676**	**4,106**	**1,311**	**488**	**8,653**
Transfer from construction in progress (Note 22)	在建工程轉入(附註22)	**–**	**610**	**5,526**	**5,525**	**476**	**102**	**12,239**
Reclassification	重分類	**56**	**(56)**	**–**	**–**	**–**	**–**	**–**
Reclassification on exercise of purchase options (Note 21(g))	行使購買權重分類(附註21(g))	**–**	**–**	**764**	**(764)**	**–**	**–**	**–**
Disposals	處置	**–**	**(58)**	**(1,477)**	**(132)**	**(307)**	**(150)**	**(2,124)**
At 31 December 2012	於2012年12月31日	**667**	**8,599**	**83,011**	**38,667**	**16,570**	**5,076**	**152,590**

21 Property, plant and equipment, net (continued) 21 物業、廠房及設備，淨額(續)

(a) The Group (continued) (a) 本集團(續)

				Aircraft 飛機				
		Investment properties 投資性房地產 RMB million 人民幣百萬元	Buildings 建築物 RMB million 人民幣百萬元	Owned 自置 RMB million 人民幣百萬元	Acquired under finance leases 以融資性租賃持有 RMB million 人民幣百萬元	Other flight equipment, including rotables 其他飛行設備，包括周轉件 RMB million 人民幣百萬元	Machinery, equipment and vehicles 機器，設備及汽車 RMB million 人民幣百萬元	Total 總計 RMB million 人民幣百萬元
Accumulated depreciation and impairment losses:	**累計折舊及資產減值準備：**							
At 1 January 2011	於2011年1月1日	138	1,892	24,122	5,228	8,169	2,833	42,382
Depreciation charge for the year	本年度折舊	19	281	4,274	1,917	753	396	7,640
Reclassification on exercise of purchase options	行使購買權重分類	–	–	324	(324)	–	–	–
Disposals	處置轉出	–	(25)	(3,171)	(136)	(53)	(217)	(3,602)
Impairment losses for the year	本年度資產減值準備	–	–	526	–	58	–	584
Impairment losses written off on disposal	資產減值準備轉銷	–	–	(846)	–	(46)	(1)	(893)
At 31 December 2011	於2011年12月31日	157	2,148	25,229	6,685	8,881	3,011	46,111
At 1 January 2012	於2012年1月1日	**157**	**2,148**	**25,229**	**6,685**	**8,881**	**3,011**	**46,111**
Depreciation charge for the year	本年度折舊	**21**	**343**	**4,732**	**1,874**	**892**	**340**	**8,202**
Reclassification	重分類	**8**	**(8)**	**–**	**–**	**–**	**–**	**–**
Reclassification on exercise of purchase options (Note 21(g))	行使購買權重分類(附註21(g))	**–**	**–**	**329**	**(329)**	**–**	**–**	**–**
Disposals	處置轉出	**–**	**(43)**	**(1,133)**	**(132)**	**(258)**	**(149)**	**(1,715)**
Impairment losses written off on disposal (Note 21(i))	資產減值準備轉銷(附註21(i))	**–**	**–**	**(48)**	**–**	**–**	**–**	**(48)**
At 31 December 2012	於2012年12月31日	**186**	**2,440**	**29,109**	**8,098**	**9,515**	**3,202**	**52,550**
Net book value:	**賬面淨值：**							
At 31 December 2012	於2012年12月31日	**481**	**6,159**	**53,902**	**30,569**	**7,055**	**1,874**	**100,040**
At 31 December 2011	於2011年12月31日	454	5,883	50,293	23,247	6,209	1,625	87,711

財務報表附註
Notes to the financial statements

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

21 Property, plant and equipment, net (continued) 21 物業、廠房及設備，淨額(續)

(b) The Company (b) 本公司

		Investment properties 投資性房地產 RMB million 人民幣百萬元	Buildings 建築物 RMB million 人民幣百萬元	Aircraft 飛機 Owned 自置 RMB million 人民幣百萬元	Aircraft 飛機 Acquired under finance leases 以融資性租賃持有 RMB million 人民幣百萬元	Other flight equipment, including rotables 其他飛行設備，包括周轉件 RMB million 人民幣百萬元	Machinery, equipment and vehicles 機器、設備及汽車 RMB million 人民幣百萬元	Total 總計 RMB million 人民幣百萬元
Cost:	成本：							
At 1 January 2011	於2011年1月1日	245	5,122	56,593	24,231	12,283	3,114	101,588
Additions	增購	–	2	1,988	2,959	1,443	336	6,728
Transfer from construction in progress (Note 22)	在建工程轉入(附註22)	–	167	4,231	2,409	72	24	6,903
Reclassification on exercise of purchase options	行使購買權重分類	–	–	768	(768)	–	–	–
Disposals	處置	–	(11)	(4,027)	(136)	(87)	(171)	(4,432)
At 31 December 2011	於2011年12月31日	245	5,280	59,553	28,695	13,711	3,303	110,787
At 1 January 2012	於2012年1月1日	**245**	**5,280**	**59,553**	**28,695**	**13,711**	**3,303**	**110,787**
Additions	增購	**–**	**24**	**2,600**	**4,106**	**1,136**	**327**	**8,193**
Transfer from construction in progress (Note 22)	在建工程轉入(附註22)	**–**	**324**	**2,109**	**5,525**	**415**	**47**	**8,420**
Transfer from lease prepayments	預付租賃款轉入	**87**	**–**	**–**	**–**	**–**	**–**	**87**
Reclassification	重分類	**(3)**	**3**	**–**	**–**	**–**	**–**	**–**
Reclassification on exercise of purchase options (Note 21(g))	行使購買權重分類(附註21(g))	**–**	**–**	**764**	**(764)**	**–**	**–**	**–**
Disposals	處置	**–**	**(4)**	**(1,090)**	**(132)**	**(202)**	**(98)**	**(1,526)**
At 31 December 2012	於2012年12月31日	**329**	**5,627**	**63,936**	**37,430**	**15,060**	**3,579**	**125,961**

21 Property, plant and equipment, net (continued) 21 物業、廠房及設備，淨額(續)

(b) The Company (continued) (b) 本公司(續)

		Investment properties 投資性房地產 RMB million 人民幣百萬元	Buildings 建築物 RMB million 人民幣百萬元	Aircraft 飛機: Owned 自置 RMB million 人民幣百萬元	Aircraft 飛機: Acquired under finance leases 以融資性租賃持有 RMB million 人民幣百萬元	Other flight equipment, including rotables 其他飛行設備，包括周轉件 RMB million 人民幣百萬元	Machinery, equipment and vehicles 機器，設備及汽車 RMB million 人民幣百萬元	Total 總計 RMB million 人民幣百萬元
Accumulated depreciation and impairment losses:	**累計折舊及資產減值準備：**							
At 1 January 2011	於2011年1月1日	80	1,218	19,599	4,935	7,615	2,077	35,524
Depreciation charge for the year	本年度折舊	7	203	3,272	1,831	634	297	6,244
Reclassification on exercise of purchase options	行使購買權重分類	–	–	324	(324)	–	–	–
Disposals	處置轉出	–	(7)	(2,394)	(136)	(25)	(160)	(2,722)
Impairment losses for the year	本年度資產減值	–	–	521	–	58	–	579
Impairment losses written off on disposal	資產減值準備轉銷	–	–	(840)	–	(46)	–	(886)
At 31 December 2011	於2011年12月31日	87	1,414	20,482	6,306	8,236	2,214	38,739
At 1 January 2012	於2012年1月1日	**87**	**1,414**	**20,482**	**6,306**	**8,236**	**2,214**	**38,739**
Depreciation charge for the year	本年度折舊	**9**	**207**	**3,607**	**1,792**	**775**	**268**	**6,658**
Transfer from lease prepayments	預付租賃款轉入	**3**	**–**	**–**	**–**	**–**	**–**	**3**
Reclassification	重分類	**(3)**	**3**	**–**	**–**	**–**	**–**	**–**
Reclassification on exercise of purchase options (Note 21(g))	行使購買權重分類(附註21(g))	**–**	**–**	**329**	**(329)**	**–**	**–**	**–**
Disposals	處置轉出	**–**	**(2)**	**(992)**	**(132)**	**(177)**	**(104)**	**(1,407)**
Impairment losses written off on disposal (Note 21(i))	資產減值準備轉銷(附註21(i))	**–**	**–**	**(48)**	**–**	**–**	**–**	**(48)**
At 31 December 2012	於2012年12月31日	**96**	**1,622**	**23,378**	**7,637**	**8,834**	**2,378**	**43,945**
Net book value:	**賬面淨值：**							
At 31 December 2012	於2012年12月31日	**233**	**4,005**	**40,558**	**29,793**	**6,226**	**1,201**	**82,016**
At 31 December 2011	於2011年12月31日	**158**	**3,866**	**39,071**	**22,389**	**5,475**	**1,089**	**72,048**

(Expressed in Renminbi)

21 Property, plant and equipment, net (continued)

(c) Most of the Group's buildings are located in the PRC. The Group was formally granted the rights to use certain parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Jilin, Guiyang and other PRC cities by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2073. For other land in the PRC on which the Group's buildings are erected, the Group was formally granted the rights to use such land pursuant to various lease agreements between the Company and CSAHC. In this connection, rental payments in respect of land use rights totaling RMB56 million were paid to CSAHC during 2012 (2011: RMB56 million) in respect of these leases.

(d) As at 31 December 2012, certain aircraft of the Group and the Company with an aggregate carrying value of approximately RMB60,538 million and RMB50,190 million, respectively (2011: RMB53,062 million and RMB43,932 million, respectively) were mortgaged under certain loans or certain lease agreements (Notes 34 and 35).

(e) As at 31 December 2012, certain buildings of the Group with an aggregate carrying value of approximately RMB17 million were mortgaged for certain banking facilities granted by a PRC commercial bank (2011: RMB17 million).

(f) The Group leased out investment properties and certain flight training facilities under operating leases. The leases typically run for an initial period of one to fourteen years, with an option to renew the leases after that date at which time all terms are renegotiated. None of the leases includes contingent rentals. In this connection, rental income totalling RMB80 million (2011: RMB82 million) was received by the Group during the year in respect of the leases.

All properties held under operating leases that would otherwise meet the definition of investment property are classified as investment property.

21 物業、廠房及設備，淨額(續)

(c) 本集團基本上所有建築物均位於中國。本集團已獲中國政府有關部門正式授予若干塊位於廣州、深圳、珠海、北海、長沙、汕頭、海口、鄭州、吉林、貴陽等其他中國城市的土地使用權，租約年期為30至70年，並於2020年至2073年間期滿。就其他本集團建築物所在中國地區之土地，本集團根據本公司與南航集團訂立之若干租賃協議獲正式授予其使用權。就該等土地租賃協議，本集團於2012年內向南航集團支付了租金人民幣0.56億元(2011年：人民幣0.56億元)。

(d) 於2012年12月31日，本集團及本公司有賬面淨值總額分別為人民幣605.38億元及人民幣501.90億元之飛機已用作抵押若幹貸款或租賃協議(2011年：分別為人民幣530.62億元及人民幣439.32億元)(附註34及35)。

(e) 於2012年12月31日，本集團為取得家中國商業銀行的授信額度，抵押了賬面淨值總額為人民幣0.17億元的建築物(2011年：人民幣0.17億元)。

(f) 本集團以經營租賃形式租出投資性房地產及若干飛行訓練設備。這些租賃首次租期　般為1至14年，並且有權選擇在到期日後續期，屆時所有條款均可重新商定。各項租賃均不包含或有租金。本集團於本年度內就這些租賃取得租金收入合共人民幣0.80億元(2011年：人民幣0.82億元)。

所有經營性租賃且符合投資性房產定義的資產已被歸類為投資性房地產。

21 Property, plant and equipment, net (continued)

21 物業、廠房及設備，淨額(續)

(f) (continued)
The Group's total future minimum lease payments under non-cancellable operating leases are as follows:

(f) (續)
本集團就不可撤銷的經營性租賃以後應收的最低租賃付款額如下：

		2012 **RMB million** **人民幣百萬元**	2011 RMB million 人民幣百萬元
Within 1 year	1年內	**79**	36
After 1 year but within 5 years	1年以上，但5年以內	**46**	62
After 5 years	5年以上	**5**	–
		130	98

As at 31 December 2012, the net book value of the aircraft and flight training facilities leased out by the Group and the Company under operating leases amounted to RMB24 million and RMB2,087 million, respectively (2011: RMB33 million and RMB114 million, respectively).

於2012年12月31日，本集團及本公司以經營性租賃租出若干飛機及飛行訓練設施，其賬面淨值分別為人民幣0.24億元及人民幣20.87億元(2011年：分別為人民幣0.33億元及人民幣1.14億元)。

(g) During the year, the Company exercised the purchase options stipulated in the aircraft finance lease agreements and two A321-200 aircraft were reclassified as owned aircraft from finance leased aircraft.

(g) 於本年度，本公司行使了融資租賃飛機購買權並將兩架A321-200飛機由融資租賃飛機轉為自有飛機。

(h) The Company entered into two separate arrangements (the "Arrangements") with certain independent third parties during each of 2002 and 2003. Under each of the Arrangements, the Company sold an aircraft and then immediately leased back the aircraft for an agreed period. The Company has an option to purchase the aircraft at a pre-determined date. In the event that the lease agreement is early terminated by the Company, the Company is liable to pay a pre-determined penalty to the lessor. Provided that the Company complies with the lease agreements, the Company is entitled to the continued possession and operation of the aircraft. Since the Company retains substantially all risks and rewards incidental to ownership of the aircraft and enjoys substantially the same rights to their use as before the Arrangements, no adjustment has been made to the property, plant and equipment.

(h) 根據本公司在2002年及2003年分別與若干獨立第三方訂立的兩項安排(「安排」)，本公司分別出售了　架飛機後隨即把該飛機租回。本公司擁有在若干年後購買該等飛機的認購權。如果本公司提前結束租賃協議，本公司須向出租人支付　筆預定賠償款。本公司只要在遵守租賃協議的情況下，便可獲得使用該等飛機以及持續佔有及營運該等飛機的權利。由於本公司保留與飛機所有權相關的實質上所有風險與回報，而所享有的權利大致上亦與訂立協議前相同，故並未對物業、廠房及設備作出任何調整。

(Expressed in Renminbi)

21 Property, plant and equipment, net (continued)

(i) In view of the age of the Group's fleet of Boeing B737-300 aircraft, the Group had plans to dispose of these aircraft and commenced the process of seeking buyers in 2011. These aircraft and related assets' carrying amounts were written down to their recoverable amounts and impairment losses of RMB544 million were made as at 31 December 2011. During the year, three Boeing 737-300 aircraft were disposed of and the impairment provision of RMB48 million for the three aircraft was written off on disposal. As at 31 December 2012, the Group reviewed the recoverable amounts of the remaining aircraft and related assets and concluded no further impairment or reversal of impairment was required.

The estimates of recoverable amounts were based on the greater of the assets' fair value less costs to sell and the value in use. The fair value was determined by reference to the recent observable market prices for the aircraft fleet.

(j) As at 31 December 2012 and up to the date of approval of these financial statements, the Group is in the process of applying for the land use right certificates and property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun International Airport), Xiamen, Heilongjiang, Jilin, Dalian, Nanning, Hunan, Beijing, Shanghai, Sanya, Zhuhai, Shenzhen, Shenyang, Xinjiang, Henan, Chengdu and Shantou, in which the Group has interests and for which such certificates have not been granted. As at 31 December 2012, carrying value of such properties of the Group and the Company amounted to RMB3,669 million and RMB2,516 million, respectively (2011: RMB3,303 million and RMB2,341 million, respectively). The directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

21 物業、廠房及設備，淨額(續)

(i) 於2011年，考慮到本集團現有的波音737-300型飛機機齡較老舊，本集團計劃處置上述飛機並開始尋找購買者。於2011年12月31日，這些飛機及相關資產的賬面淨值於2011年12月31日撇減人民幣5.44億元。於本年，本集團處置了三架波音737-300飛機同時轉銷了人民幣0.48億元減值準備。於2012年12月31日，本集團複核了剩餘飛機及相關資產的可收回金額並認為本年不需要進一步計提或轉回減值準備。

預計可收回金額為該等資產的公允價值減去處置費用後的淨額及使用價值中的較高者，公允價值是參考該機型近期公開市場交易價格加以確定。

(j) 於2012年12月31日及截至本財務報表的批准日，本集團目前正在為位於廣州(包括廣州白雲國際機場)、廈門、黑龍江、吉林、大連、南寧、湖南、北京、上海、三亞、珠海、深圳、沈陽、新疆、河南、成都和汕頭的物業申領土地使用權證書和物業權證書。本集團擁有該等物業的權益但未獲簽發土地使用權證書和物業權證書。於2012年12月31日，該等物業在本集團及本公司的賬面淨值分別為人民幣36.69億元及人民幣25.16億元(2011年：分別為人民幣33.03億元及人民幣23.41億元)。本公司董事認為本集團使用及於上述物業進行各種經營活動並沒有因暫未取得有關土地使用權證書和物業權證書而受到任何影響。

22 Construction in progress

22 在建工程

		The Group 本集團		The Company 本公司	
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	**2012 RMB million 人民幣百萬元**	2011 RMB million 人民幣百萬元
At 1 January	於1月1日	**15,940**	10,069	**11,665**	8,606
Additions	增加	**15,290**	16,449	**11,615**	9,995
Transferred to property, plant and equipment (Note 21)	轉出至物業、廠房及設備(附註21)	**(12,239)**	(10,079)	**(8,420)**	(6,903)
Transferred to lease prepayments and other assets upon completion of development or other receivables	完工轉出至預付租賃款及其他資產,或其他應收款項	**(302)**	(499)	**(51)**	(33)
At 31 December	於12月31日	**18,689**	15,940	**14,809**	11,665

The construction in progress as at 31 December 2012 mainly related to advance payments for acquisition of aircraft and progress payments for other construction projects at the Xiamen Airlines Changsha Base, Shenyang aircraft maintenance warehouse and Xi'an Sales Office Building.

截至2012年12月31日的在建工程主要為購買飛機預付款及其他位於廈門航空長沙基地、沈陽飛機維修基地倉庫和西安營業部辦公樓的工程項目的工程進度款。

23 Investments in subsidiaries

23 於子公司權益

		The Company 本公司	
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Unlisted capital contributions, at cost	非上市公司出資,按成本列示	**2,234**	2,234
Less: impairment loss	減:減值虧損	**(43)**	(43)
		2,191	2,191

During the year, the management assessed the recoverable amounts of the loss-making subsidiaries and determined that the carrying amounts exceeded their recoverable amounts by approximately RMB43 million (2011: RMB43 million). Accordingly, an impairment loss of RMB43 million was recorded as of 31 December 2012 in the Company's statement of financial position (2011: RMB43 million).

於本年度,管理層對錄得虧損的子公司的可收回金額進行評估,並認為對這些子公司投資的賬面金額超出其可收回金額約人民幣0.43億元(2011年:人民幣0.43億元)。因此本公司已於2012年12月31日就這些子公司投資計提減值準備人民幣0.43億元(2011年:人民幣0.43億元)。

23 Investments in subsidiaries (continued)

Details of the Group's principal subsidiaries are set out in Note 57. Major changes in investment in subsidiaries during the year are summarised below:

Xiamen Airlines held 80% equity interests in Xiamen Airlines Media Co., Ltd. ("Xiamen Media") since its incorporation. In June 2012, Xiamen Airlines acquired the remaining 20% equity interests in Xiamen Media from its non-controlling shareholder at a consideration of RMB17 million and Xiamen Airlines subsequently disposed 51% equity interests in Xiamen Media to Southern Airlines Culture and Media Co., Ltd. ("CSA Culture", which is a 40% owned associate of the Company with the remaining 60% owned by CSAHC) at the consideration of RMB43 million while retaining the remaining 49% equity interests in Xiamen Media. The disposal was completed and Xiamen Media became an associate of the Group on 29 June 2012. The net gain on disposal and losing control of the subsidiary was recorded in the consolidated income statement.

23 於子公司權益(續)

本集團之主要子公司之詳情載於附註57。本年度對子公司投資的主要變動匯總如下:

自廈門航空文化傳媒有限公司(「廈航文化傳媒」)初始設立,廈門航空就持有其80%的股份。於2012年6月,廈門航空以人民幣0.17億元為對價收購了由非控股股東持有的廈航文化傳媒20%股權,其後以人民幣0.43億元為對價向中國南航集團文化傳媒股份有限公司(「文化傳媒」,為本公司持股40%的聯營公司,南航集團持股60%)出售了其持有的廈航文化傳媒的51%股權,並繼續持有剩下的49%股權。上述股權轉讓於2012年6月29日完成,廈航文化傳媒成為本集團的聯營公司。出售及喪失子公司控制權的淨收益已錄於合併利潤表。

		Note 附註	Net book value as of the disposal date 出售日賬面淨值 RMB million 人民幣百萬元
Non-current assets	非流動性資產		1
Trade and other receivables	應收賬款及其他應收款項		3
Cash and cash equivalents	現金及現金等價物		38
Trade and other payables	應付賬款及其他應付款項		(11)
Current taxation	應付所得稅		(1)
Net identifiable assets	**可辨認淨資產**		30
Consideration received, satisfied in cash	收到現金支付對價		43
Fair value of the remaining 49% equity interests	剩餘49%股權的公允價值		41
Net gain on disposal and losing control	**出售及喪失控制權淨收益**	15	54
Cash and cash equivalent disposed	處置現金及現金等價物		(38)
Consideration received	收取對價		43
Net cash inflow from the disposal	**出售淨現金流入**		5

24 Interest in associates

24 於聯營公司權益

		The Group 本集團 2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Share of net assets	應佔淨資產	**1,033**	746

		The Company 本公司 2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Unlisted shares/capital contributions, at cost	對非上市企業股份／出資，按成本列示	**405**	407
Less: impairment losses	減：減值虧損	**(58)**	(78)
		347	329

In the Company's statement of financial position, a provision for impairment losses of RMB58 million (2011: RMB78 million) was recorded as of 31 December 2012 in respect of investments in certain associates in which their carrying amounts were determined to be not fully recoverable.

The details of the Group's principal associates are set out in Note 58, all of which are unlisted corporate entities.

於2012年12月31日，本公司的資產負債表中對若干被認為是無法全數收回賬面金額的聯營公司投資計提了減值準備人民幣0.58億元(2011年：人民幣0.78億元)。

有關本集團主要聯營公司之詳情載於附註58，它們均為非上市企業。

24 Interest in associates (continued)

24 於聯營公司權益(續)

Summary of financial information of associates

聯營公司的財務資料概要

		100 Percent 100%		Group's effective interest 本集團應享權益	
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	**2012 RMB million 人民幣百萬元**	2011 RMB million 人民幣百萬元
Non-current assets	非流動資產	**17,577**	15,244	**6,649**	5,741
Current assets	流動資產	**7,086**	6,331	**2,040**	1,733
Non-current liabilities	非流動負債	**(10,313)**	(9,977)	**(4,019)**	(3,888)
Current liabilities	流動負債	**(11,326)**	(9,319)	**(3,637)**	(2,840)
Net assets	淨資產	**3,024**	2,279	**1,033**	746
Revenue	收入	**16,616**	13,534	**6,410**	5,217
Expenses	開支	**(15,728)**	(11,985)	**(6,093)**	(4,632)
Profit for the year	本年利潤	**888**	1,549	**317**	585
Net profit not shared by the Group	不歸屬於本集團的淨利潤			**–**	(129)
The Group's share of associates' results	歸屬於本集團的利潤			**317**	456

25 Interest in jointly controlled entities

25 於合營公司權益

		The Group 本集團	
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Share of net assets	應佔淨資產	**1,103**	985

		The Company 本公司	
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Unlisted capital contributions, at cost	對非上市企業出資,按成本列示	**483**	483

25 Interest in jointly controlled entities (continued)

25 於合營公司權益(續)

The details of the Group's principal jointly controlled entities are set out in Note 58, all of which are unlisted corporate entities.

有關本集團主要合營公司之詳情載於附註58,它們均為非上市企業。

Summary of financial information of jointly controlled entities

合營公司的財務資料概要

		Group's effective interest 本集團應享權益	
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Non-current assets	非流動資產	**1,254**	931
Current assets	流動資產	**806**	811
Non-current liabilities	非流動負債	**(401)**	(282)
Current liabilities	流動負債	**(556)**	(475)
Net assets	淨資產	**1,103**	985
Revenue	收入	**1,221**	1,107
Expenses	開支	**(1,100)**	(982)
Profit for the year	本年利潤	**121**	125

26 Other investments in equity securities

26 其他股權投資

		The Group 本集團		The Company 本公司	
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	**2012 RMB million 人民幣百萬元**	2011 RMB million 人民幣百萬元
Unlisted equity securities, at cost	對非上市的股權證券,按成本列示	**160**	166	**100**	100

Dividend income from unlisted equity securities of the Group amounted to RMB11 million during the year ended 31 December 2012 (2011: RMB10 million).

本集團於本年度從非上市股權證券收到的股息共人民幣0.11億元(2011年:人民幣0.10億元)。

27 Available-for-sale equity securities

27 可供出售金融資產

		The Group 本集團 2012 RMB million 人民幣百萬元	The Group 本集團 2011 RMB million 人民幣百萬元	The Company 本公司 2012 RMB million 人民幣百萬元	The Company 本公司 2011 RMB million 人民幣百萬元
Available-for-sale equity securities – Listed in the PRC	可供出售金融資產 一於中國上市	**69**	64	**22**	21
Market value of listed securities	上市證券的市值	**69**	64	**22**	21

Dividend income from listed securities of the Group amounted to RMB1 million during the year ended 31 December 2012 (2011: RMB0.3 million).

本集團於本年度的上市證券股息收入為人民幣100萬元(2011:人民幣30萬元)。

28 Deferred tax assets/(liabilities)

28 遞延所得稅資產╱(負債)

(a) Movements of net deferred tax assets/(liabilities) are as follows:

(a) 遞延所得稅資產╱(負債)淨額的變動如下:

		The Group 本集團 2012 RMB million 人民幣百萬元	The Group 本集團 2011 RMB million 人民幣百萬元	The Company 本公司 2012 RMB million 人民幣百萬元	The Company 本公司 2011 RMB million 人民幣百萬元
At 1 January	於1月1日	**671**	50	**1,251**	911
(Charged)/credited to income statement (Note 17(a))	轉入利潤表 (附註17(a))	**(241)**	617	**(70)**	337
(Charged)/credited to other comprehensive income (Note 19)	轉入其他綜合收益 (附註19)	**(1)**	4	**–**	3
At 31 December	於12月31日	**429**	671	**1,181**	1,251

28 Deferred tax assets/(liabilities) (continued)

28 遞延所得稅資產╱(負債)(續)

(b) The components of deferred tax assets/(liabilities) recognised are analysed as follows:

(b) 遞延所得稅資產╱(負債)由以下項目組成：

		The Group 本集團		The Company 本公司	
		2012	2011	**2012**	2011
		RMB million 人民幣百萬元	RMB million 人民幣百萬元	**RMB million 人民幣百萬元**	RMB million 人民幣百萬元
Deferred tax assets:	遞延所得稅資產：				
Accrued expenses	預提費用	**1,015**	1,045	**869**	806
Deferred revenue	遞延收入	**106**	127	**40**	77
Provision for impairment losses	減值準備	**345**	443	**320**	412
Others	其他	**47**	29	**15**	8
Total deferred tax assets	遞延所得稅資產總額	**1,513**	1,644	**1,244**	1,303
Deferred tax liabilities:	遞延所得稅負債：				
Accrued expenses	預提費用	**(319)**	(270)	**–**	–
Depreciation allowances in excess of the related depreciation	稅務折舊超出會計折舊	**(643)**	(591)	**–**	–
Change in fair value of available-for-sale equity securities	可供出售金融資產的公允價值變動	**(11)**	(10)	**(3)**	(3)
Others	其他	**(111)**	(102)	**(60)**	(49)
Total deferred tax liabilities	遞延所得稅負債總額	**(1,084)**	(973)	**(63)**	(52)
Net deferred tax assets	遞延所得稅資產淨額	**429**	671	**1,181**	1,251

28 Deferred tax assets/(liabilities) (continued)

28 遞延所得稅資產╱(負債)(續)

(b) The components of deferred tax assets/(liabilities) recognised are analysed as follows: (continued)

(b) 遞延所得稅資產╱(負債)由以下項目組成(續):

		The Group 本集團		The Company 本公司	
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	**2012 RMB million 人民幣百萬元**	2011 RMB million 人民幣百萬元
Net deferred tax assets recognised in the statement of financial position	資產負債表中確認的遞延所得稅資產淨額	**1,223**	1,300	**1,181**	1,251
Net deferred tax liabilities recognised in the statement of financial position	資產負債表中確認的遞延所得稅負債淨額	**(794)**	(629)	**–**	–
		429	671	**1,181**	1,251

(c) Deferred tax assets not recognised

At 31 December 2012, deferred tax assets were not recognised in relation to certain unused tax losses and other deductible temporary differences. The unrecognised unused tax losses and deductible temporary differences are analysed as follows:

(c) 未予以確認的遞延所得稅資產

於2012年12月31日,本集團並未就部分稅務虧損及其他可抵扣暫時性差異確認遞延所得稅資產。未確認的稅務虧損和可抵扣暫時性差異列示如下:

		The Group 本集團	
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Tax losses	稅務虧損	**240**	365
Other deductible temporary differences: – Accrued expenses	其他可抵扣暫時性差異:一預提費用	**97**	87
		337	452

28 Deferred tax assets/(liabilities) (continued)

(c) Deferred tax assets not recognised (continued)

At 31 December 2012, the Group's deductible temporary differences amounting to RMB97 million (2011: RMB87 million) have not been recognised as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

Tax losses in the PRC are available for carrying forward to set off future assessable income for a maximum period of five years. The Group's unused tax losses of RMB240 million (2011: RMB365 million) have not been recognised as deferred tax assets, as it was determined by management that it is not probable that future taxable profits against which the losses can be utilised will be available before they expire. The expiry dates of unrecognised unused tax losses are analysed as follows:

28 遞延所得稅資產╱(負債)(續)

(c) 未予以確認的遞延所得稅資產(續)

於2012年12月31日,本集團並未確認為遞延所得稅資產的可抵扣暫時性差異為人民幣0.97億元(2011年:人民幣0.87億元)。管理層預計在可預見未來不是很可能產生足夠的應稅利潤以利用這些可抵扣暫時性差異的轉回。

中國所得稅稅務虧損可以抵扣最多未來5年的應納稅所得額。於2012年12月31日,本集團未確認為遞延所得稅資產的稅務虧損總額為人民幣2.40億元(2011年:人民幣3.65億元)。這是由於管理層預計在這些稅務虧損過期前,本集團不大可能產生足夠的未來應納稅所得額以利用這些稅務虧損。未確認為遞延所得稅資產的稅務虧損到期日分析如下:

		The Group 本集團	
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Expiring in:	到期年限:		
2013	2013年	**92**	223
2014	2014年	**131**	131
2015	2015年	**–**	–
2016	2016年	**11**	11
2017	2017年	**6**	–
		240	365

29 Other assets

29 其他資產

		The Group 本集團			
		Lump sum housing benefits 一次性付款住房補貼 RMB million 人民幣百萬元 Note (47(b)(i)) 附註(47(b)(i))	Prepayment for exclusive use right of an airport terminal 機場航站樓獨家使用權的預付款 RMB million 人民幣百萬元	Others 其他 RMB million 人民幣百萬元	Total 合計 RMB million 人民幣百萬元
At 1 January 2011	於2011年1月1日	40	290	196	526
Additions	本年度增加	–	–	46	46
Transferred from construction in progress	由在建工程轉入	–	–	33	33
Amortisation for the year	本年度攤銷	(26)	(10)	(69)	(105)
At 31 December 2011	於2011年12月31日	14	280	206	500
At 1 January 2012	於2012年1月1日	**14**	**280**	**206**	**500**
Additions	本年度增加	**–**	**–**	**36**	**36**
Transferred from construction in progress	由在建工程轉入	**–**	**–**	**56**	**56**
Amortisation for the year	本年度攤銷	**(14)**	**(10)**	**(82)**	**(106)**
Disposals	處置轉出	**–**	**–**	**(6)**	**(6)**
At 31 December 2012	於2012年12月31日	**–**	**270**	**210**	**480**

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

29 Other assets (continued)

29 其他資產(續)

		The Company 本公司			
		Lump sum housing benefits 一次性付款住房補貼 RMB million 人民幣百萬元 Note (47(b)(i)) 附註(47(b)(i))	**Prepayment for exclusive use right of an airport terminal 機場航站樓獨家使用權的預付款** RMB million 人民幣百萬元	**Others 其他** RMB million 人民幣百萬元	**Total 合計** RMB million 人民幣百萬元
At 1 January 2011	於2011年1月1日	40	290	141	471
Additions	本年度增加	–	–	26	26
Transferred from construction in progress	由在建工程轉入	–	–	33	33
Amortisation for the year	本年度攤銷	(26)	(10)	(47)	(83)
At 31 December 2011	於2011年12月31日	14	280	153	447
At 1 January 2012	於2012年1月1日	**14**	**280**	**153**	**447**
Additions	本年度增加	**–**	**–**	**5**	**5**
Transferred from construction in progress	由在建工程轉入	**–**	**–**	**42**	**42**
Amortisation for the year	本年度攤銷	**(14)**	**(10)**	**(60)**	**(84)**
Disposals	處置轉出	**–**	**–**	**(6)**	**(6)**
At 31 December 2012	於2012年12月31日	**–**	**270**	**134**	**404**

財務報表附註
Notes to the financial statements

30 Inventories

30 存貨

(a) Inventories in the statement of financial position comprise:

(a) 存貨包括：

		The Group 本集團		The Company 本公司	
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	**2012 RMB million 人民幣百萬元**	2011 RMB million 人民幣百萬元
Expendable spare parts and maintenance materials	消耗備件及維修物料	**1,542**	1,430	**1,235**	1,163
Other supplies	其他物資	**166**	188	**85**	109
		1,708	1,618	**1,320**	1,272

(b) The analysis of the amount of inventories recognised as an expense and included in income statement is as follows:

(b) 於利潤表內確認的存貨成本的分析如下：

		The Group 本集團	
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Consumption	消耗	**1,614**	1,134
Written-down of inventories	存貨跌價準備	**–**	141
		1,614	1,275

Certain expendable spare parts and maintenance materials have been written down as a result of fleet adjustments in 2011 (Note 6).

於2011年計提的存貨跌價準備是由於機隊進行調整所致(附註6)。

31 Trade receivables

31 應收賬款

		The Group 本集團		The Company 本公司	
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	**2012 RMB million 人民幣百萬元**	2011 RMB million 人民幣百萬元
Trade receivables	應收賬款	**1,879**	2,176	**1,571**	1,884
Less: allowance for doubtful debts	減：呆賬準備	**(26)**	(29)	**(22)**	(25)
		1,853	2,147	**1,549**	1,859

31 Trade receivables (continued)

31 應收賬款(續)

(a) Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of allowance for doubtful debts, is set out below:

(a) 賬齡分析

本集團向銷售代理及其他客戶提供的信貸期限 般由1個月至3個月不等。以下是應收賬款減去呆賬準備的賬齡分析：

		The Group 本集團		The Company 本公司	
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Within 1 month	1個月內	1,519	1,977	1,291	1,729
More than 1 month but less than 3 months	超過1個月但少於3個月	304	164	253	125
More than 3 months but less than 12 months	超過3個月但少於12個月	29	6	5	5
More than 1 year	超過1年	1	–	–	–
		1,853	2,147	1,549	1,859

All of the trade receivables are expected to be recovered within one year.

所有應收賬款預計將於1年內收回。

(b) Impairment of trade receivables

Impairment loss in respect of trade receivables is recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly (Note 2(k)).

The movements in the allowance for doubtful debts during the year are as follows:

(b) 應收賬款減值

除非本集團認為金額的收回可能性極低，否則應收賬款的減值損失應在呆賬準備中記錄。對認為收回可能性極低的金額，該金額可直接沖減相關的應收賬款(附註2(k))。

呆賬準備於本年度的變動情況如下：

		The Group 本集團		The Company 本公司	
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
At 1 January	於1月1日	29	30	25	27
Impairment loss recognised	減值虧損確認	8	6	7	5
Impairment loss written back	減值虧損轉回	(7)	(5)	(7)	(5)
Uncollectible amounts written off	不可收回數額核銷	(4)	(2)	(3)	(2)
At 31 December	於12月31日	26	29	22	25

31 Trade receivables (continued)

31 應收賬款(續)

(c) Trade receivables that are not impaired

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired is as follows:

(c) 未計提呆賬準備的應收賬款

無論個別或組合地考慮均不認為需作減值虧損的應收款的賬齡分析如下:

		The Group 本集團		The Company 本公司	
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	**2012 RMB million 人民幣百萬元**	2011 RMB million 人民幣百萬元
Neither past due nor impaired	未逾期及未計提呆賬準備	**1,823**	2,141	**1,544**	1,854

Trade receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

未逾期及未計提呆賬準備的應收賬款均為應收近期未有不良還款記錄的客戶的款項。

32 Other receivables

As at 31 December 2012, other receivables included the short-term wealth management product purchased by Xiamen Airlines from a state-owned commercial bank. The principal of the outstanding wealth management product was RMB500 million as at 31 December 2012 (2011: RMB3,500 million), which subsequently matured in January 2013.

32 其他應收款項

於2012年12月31日,其他應收款項包括廈門航空自 國有商業銀行購買的短期理財產品。於2012年12月31日,該理財產品包括應收本金人民幣5.00億元(2011年:人民幣35.00億元),上述理財產品於2013年1月到期。

33 Cash and cash equivalents

33 現金及現金等價物

(a) Cash and cash equivalents comprise:

(a) 現金及現金等價物包括：

		The Group 本集團		The Company 本公司	
		2012 **RMB million** 人民幣百萬元	2011 RMB million 人民幣百萬元	**2012** **RMB million** 人民幣百萬元	2011 RMB million 人民幣百萬元
Deposits with banks and other financial institution	定期存款	**6,454**	5,108	**2,379**	2,762
Cash at bank and in hand	銀行存款及現金	**3,628**	4,755	**2,988**	3,440
Cash and cash equivalents in the statement of financial position	資產負債表所列示的現金及現金等價物	**10,082**	9,863	**5,367**	6,202

Southern Airlines Group Finance Company Limited ("SA Finance") is a PRC authorised financial institution controlled by CSAHC and is an associate of the Group. In accordance with the financial agreement between the Company and SA Finance dated 22 May 1997, as revised and amended, all of the Group's deposits accepted by SA Finance would be simultaneously placed with several designated major PRC banks by SA Finance.

中國南航集團財務有限公司(「南航財務」)是一家受南航集團控制的獲中國核准的金融機構，同時亦為本集團的聯營公司。根據本公司與南航財務於1997年5月22日簽訂并於期後修訂的金融服務協議，南航財務從本集團收到的所有存款已即時由其存放於幾家指定的主要國內銀行。

As at 31 December 2012, the Group's and the Company's deposits with SA Finance amounted to RMB2,307 million and RMB2,215 million, respectively (2011: RMB2,493 million and RMB2,441 million, respectively) (Note 46(d)(iii)).

於2012年12月31日，本集團及本公司在南航財務的存款總額分別為人民幣23.07億元及人民幣22.15億元(2011年：分別為人民幣24.93億元及人民幣24.41億元)(附註46(d)(iii))。

財務報表附註
Notes to the financial statements

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

33 Cash and cash equivalents (continued)

33 現金及現金等價物(續)

(b) Reconciliation of profit before taxation to cash generated from operating activities:

(b) 將稅前利潤調節為經營業務之現金流入：

		Note 附註	2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Profit before taxation	稅前利潤		**4,738**	6,930
Depreciation of property, plant and equipment	物業、廠房及設備的折舊	21(a)	**8,202**	7,640
Other amortisation	其他攤銷	11	**136**	122
Amortisation of deferred benefits and gains	遞延收益的攤銷	11	**(74)**	(73)
Impairment losses on property, plant and equipment	物業、廠房及設備減值損失	21(a)	**–**	584
Share of profits of associates	應佔聯營公司業績	24	**(317)**	(456)
Share of profits of jointly controlled entities	應佔合營公司業績	25	**(121)**	(125)
Gain on sale of property, plant and equipment, net and lease prepayments	出售物業、廠房及設備，淨額及預付租賃款收益	13	**(16)**	(145)
Other non-operating income	其他營業外收入	15	**(75)**	(129)
Interest income	利息收入		**(235)**	(179)
Interest expense	利息支出	14	**1,376**	1,067
Dividend income from other investments in equity securities	其他投資的股息收益	26/27	**(12)**	(10)
Exchange gain, net	匯兌收益，淨額		**(308)**	(2,882)
Increase in inventories	存貨增加		**(90)**	(263)
Decrease/(increase) in trade receivables	應收賬款減少／(增加)		**292**	(155)
(Increase)/decrease in other receivables	其他應收款項(增加)／減少		**(206)**	283
(Increase)/decrease in prepaid expenses and other current assets	預付費用及其他流動資產(增加)／減少		**(42)**	4
Increase/(decrease) in net amounts due to related companies	應付關聯公司淨額增加／(減少)		**114**	(220)
(Decrease)/increase in trade payables	應付賬款(減少)／增加		**(1,022)**	1,041
(Decrease)/increase in sales in advance of carriage	票證結算(減少)／增加		**(445)**	1,695
Increase in accrued expenses	預提費用增加		**2,325**	113
(Decrease)/increase in other liabilities	其他負債(減少)／增加		**(314)**	554
Increase in deferred revenue	遞延收入增加		**765**	737
(Decrease)/increase in provision for major overhauls	大修準備(減少)／增加		**(276)**	5
Decrease in provision for early retirement benefits	提早退休福利準備減少		**(31)**	(29)
Increase in deferred benefits and gains	遞延收益增加		**111**	78
Cash generated from operating activities	經營業務現金流入		**14,475**	16,187

34 Bank and other loans

34 銀行及其他貸款

(a) At 31 December 2012, bank and other loans were repayable as follows:

(a) 於2012年12月31日，銀行及其他貸款於下列期間到期：

		The Group 本集團		The Company 本公司	
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	**2012 RMB million 人民幣百萬元**	2011 RMB million 人民幣百萬元
Within 1 year or on demand	1年內到期	**21,899**	18,789	**18,835**	14,459
After 1 year but within 2 years	1年以上，2年以內	**7,317**	9,085	**5,806**	7,501
After 2 years but within 5 years	2年以上，5年以內	**14,833**	10,687	**11,455**	7,401
After 5 years	5年以上	**8,046**	9,265	**5,891**	7,581
		30,196	29,037	**23,152**	22,483
		52,095	47,826	**41,987**	36,942

財務報表附註
Notes to the financial statements

34 Bank and other loans (continued)

34 銀行及其他貸款(續)

(b) At 31 December 2012, bank and other loans are analysed as follows:

(b) 於2012年12月31日,銀行及其他貸款之分析如下:

		The Group 本集團		The Company 本公司	
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	**2012 RMB million 人民幣百萬元**	2011 RMB million 人民幣百萬元
Short-term bank loans	短期銀行貸款	**10,719**	6,925	**9,460**	4,108
Long-term bank and other loans due within one year (classified as current liabilities)	於1年內到期的長期銀行及其他貸款(列作流動負債)	**11,180**	11,864	**9,375**	10,351
		21,899	18,789	**18,835**	14,459
Long-term bank and other loans due after one year (classified as non-current liabilities)	於1年後到期的長期銀行及其他貸款(列作非流動負債)	**30,196**	29,037	**23,152**	22,483
		52,095	47,826	**41,987**	36,942
Representing:	代表:				
Bank loans	銀行貸款	**52,092**	47,823	**41,987**	36,942
Other loans	其他貸款	**3**	3	**–**	–
		52,095	47,826	**41,987**	36,942

(c) As at 31 December 2012, the Group's and the Company's weighted average interest rates on short-term borrowings were 2.47% and 2.52% per annum, respectively (2011: 3.09% and 2.79% per annum, respectively).

(c) 於2012年12月31日,本集團及本公司短期借款的加權平均年利率分別為2.47%及2.52%(2011年:分別為3.09%及2.79%)。

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

34 Bank and other loans (continued)

34 銀行及其他貸款(續)

(d) Details of bank and other loans with original maturity over one year are as follows:

(d) 原到期日超過1年的銀行及其他貸款的詳情如下:

		The Group 本集團		The Company 本公司	
		2012	2011	**2012**	2011
		RMB million 人民幣百萬元	RMB million 人民幣百萬元	**RMB million 人民幣百萬元**	RMB million 人民幣百萬元
Renminbi denominated loans	以人民幣為單位之貸款				
Non-interest bearing loan from a municipal government authority	來自市政府機關之免息貸款	**3**	3	**–**	–
Fixed interest rate at 4.86% per annum as at 31 December 2012, with maturities through 2013	於2012年12月31日,固定年利率為4.86%至2013年期間到期	**60**	60	**–**	–
Floating interest rates 90%, 95%, 100% of benchmark interest rate (stipulated by PBOC) as at 31 December 2012, with maturities through 2015	於2012年12月31日,浮動年利率為90%,95%,100%的中國人民銀行人民幣同期貸款基準利率,至2015年期間到期	**635**	683	**–**	–
United States Dollars denominated loans	以美元為單位之貸款				
Fixed interest rates ranging from 3.00% to 3.26% per annum as at 31 December 2012, with maturities through 2017	於2012年12月31日,固定年利率為3.00%至3.26%,至2017年期間到期	**423**	563	**–**	–
Floating interest rates ranging from one-month LIBOR + 0.80% to one-month LIBOR + 2.20% per annum as at 31 December 2012, with maturities through 2020	於2012年12月31日,浮動利率為1個月倫敦銀行同業拆息加0.80%至2.20%,至2020年期間到期	**2,156**	3,823	**2,156**	3,823
Floating interest rates ranging from three-month LIBOR + 0.59% to three-month LIBOR + 3.80% per annum as at 31 December 2012, with maturities through 2022	於2012年12月31日,浮動年利率為3個月倫敦銀行同業拆息加0.59%至3.80%,至2022年期間到期	**31,018**	27,707	**27,120**	25,280
Floating interest rates ranging from six-month LIBOR + 0.30% to six-month LIBOR + 2.80% per annum as at 31 December 2012, with maturities through 2021	於2012年12月31日,浮動年利率為6個月倫敦銀行同業拆息加0.30%至2.80%,至2021年期間到期	**7,081**	8,062	**3,251**	3,731
		41,376	40,901	**32,527**	32,834
Less: loans due within one year classified as current liabilities	減:列作流動負債的1年內到期貸款	**(11,180)**	(11,864)	**(9,375)**	(10,351)
		30,196	29,037	**23,152**	22,483

34 Bank and other loans (continued)

34 銀行及其他貸款(續)

(e) The remaining contractual maturities at the end of the financial year of the Group's and the Company's bank and other loans, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates, or if floating, based on rates current at the end of the financial year) and the earliest date the Group and the Company can be required to pay, are as follows:

(e) 根據合約非折現的現金流(包括根據合約利率計算的應償付利息，如果該借款為浮動利率，則採用報告期末的現行相應利率)及本集團及本公司可以被要求最早付款的日期，本集團及本公司於報告期末需償付的銀行及其他貸款剩餘的合約到期日如下：

		The Group 本集團		The Company 本公司	
		2012 **RMB million** **人民幣百萬元**	2011 RMB million 人民幣百萬元	**2012** **RMB million** **人民幣百萬元**	2011 RMB million 人民幣百萬元
Contractual undiscounted cash flows	**合約非折現的現金流**				
Within 1 year	1年內到期	**22,865**	20,784	**19,532**	16,162
After 1 year but within 2 years	1年以上，2年以內	**7,906**	10,072	**6,202**	8,300
After 2 years but within 5 years	2年以上，5年以內	**15,779**	11,677	**12,064**	8,096
After 5 years	5年以上	**8,386**	9,830	**6,074**	8,058
		54,936	52,363	**43,872**	40,616
Statement of financial position carrying amounts	**資產負債表賬面金額**	**52,095**	47,826	**41,987**	36,942

(f) The Group has significant bank and other loans balances as well as obligations under finance leases (Note 35) which are denominated in US dollars as at 31 December 2012. The net exchange gain of RMB267 million (2011: RMB2,755 million) recorded by the Group was mainly attributable to the exchange gain arising from translation of bank and other loans balances and finance lease obligations denominated in US dollars. The foreign currency risk is further discussed in Note 50(c).

(f) 於2012年12月31日，本集團有金額重大的以美元列示的銀行和其他貸款及融資性租賃負債(附註35)。本集團2012年的淨匯兑收益為人民幣2.67億元(2011年：人民幣27.55億元)，該匯兑收益主要產生於以美元列示的銀行和其他貸款及融資性租賃負債的折算。外匯風險將於附註50(c)詳述。

(g) The analysis of the carrying amounts of bank and other loans is as follows:

(g) 於2012年12月31日，銀行及其他貸款的賬面價值如下表所示：

			The Group 本集團		The Company 本公司	
		Note 附註	**2012** **RMB million** **人民幣百萬元**	2011 RMB million 人民幣百萬元	**2012** **RMB million** **人民幣百萬元**	2011 RMB million 人民幣百萬元
Bank and other loans	**銀行及其他貸款**					
– Secured	–抵押	(i)	**23,961**	23,480	**16,740**	17,170
– Secured and guaranteed	–抵押及擔保	(i), (ii)	**94**	221	**94**	221
– Unsecured	–未抵押及擔保部份		**28,040**	24,125	**25,153**	19,551
			52,095	47,826	**41,987**	36,942

34 Bank and other loans (continued)

(g) The analysis of the carrying amounts of bank and other loans is as follows (continued):

Notes:

(i) As at 31 December 2012, bank and other loans of the Group and the Company totalling RMB24,055 million and RMB16,834 million, respectively (2011: RMB23,653 million and RMB17,391 million, respectively) were secured by mortgages over certain of the Group's and the Company's aircraft with aggregate carrying amounts of RMB29,969 million and RMB20,397 million, respectively (2011: RMB29,815 million and RMB21,543 million, respectively).

As at 31 December 2011, a long-term loan due within one year of the Group amounting to RMB48 million was secured by pledged bank deposits of RMB72 million. The loan was repaid in August 2012 and the pledged deposits were released accordingly.

(ii) The following bank and other loans secured by certain aircraft mentioned in Note (i) are also guaranteed by CSAHC:

34 銀行及其他貸款（續）

(g) 於2012年12月31日，銀行及其他貸款的賬面價值如下表所示（續）：

附註：

(i) 於2012年12月31日，本集團及本公司以賬面淨值為人民幣299.69億元及人民幣203.97億元的飛機(2011年：人民幣298.15億元及人民幣215.43億元)作抵押以借入人民幣240.55億元及人民幣168.34億元的銀行及其他貸款(2011年：人民幣236.53億元及人民幣173.91億元)。

於2011年12月31日，本集團有一筆以人民幣0.72億元銀行存款質押借入的金額為人民幣0.48億元的一年內到期的長期借款，該筆借款已於2012年8月償還，質押的銀行存款隨之解除。

(ii) 於附註(i)中提及的用飛機抵押的某些銀行及其他貸款同時受南航集團擔保：

		The Group 本集團		The Company 本公司	
		2012	2011	**2012**	2011
		RMB million 人民幣百萬元	RMB million 人民幣百萬元	**RMB million 人民幣百萬元**	RMB million 人民幣百萬元
Guarantor	**擔保人**				
CSAHC (Note 46(e))	南航集團（附註46(e)）	**94**	221	**94**	221

(h) As at 31 December 2012, loans to the Group from SA finance amounted to RMB426 million (2011: RMB480 million) (Note 46(d)(i)).

(h) 於2012年12月31日，南航財務提供予本集團的貸款為人民幣4.26億元(2011年：人民幣4.80億元)(附註46(d) (i))。

35 Obligations under finance leases

The Group and the Company have commitments under finance lease agreements in respect of aircraft and related equipment. The majority of these leases have terms of 10 to 12 years expiring during the years 2015 to 2024. As at 31 December 2012, future payments under these finance leases are as follows:

35 融資性租賃負債

本集團及本公司有飛機及相關設備的融資性租賃承擔。大部分融資性租賃期介於10至12年，分別將於2015年至2024年期間期滿。於2012年12月31日，根據這些融資性租賃需在未來支付之款項的分析如下：

		The Group 本集團					
		2012			2011		
		Present value of the minimum lease payments 最低租賃付款額現值 RMB million 人民幣百萬元	Total minimum lease payments 最低租賃付款額總額 RMB million 人民幣百萬元	Interest 利息 RMB million 人民幣百萬元	Present value of the minimum lease payments 最低租賃付款額現值 RMB million 人民幣百萬元	Total minimum lease payments 最低租賃付款額總額 RMB million 人民幣百萬元	Interest 利息 RMB million 人民幣百萬元
Within 1 year	1年以內	**2,494**	**3,021**	**527**	1,784	2,216	432
After 1 year but within 2 years	1年以上，2年以內	**2,322**	**2,793**	**471**	1,747	2,131	384
After 2 years but within 5 years	2年以上，5年以內	**8,279**	**9,255**	**976**	5,872	6,669	797
After 5 years	5年以上	**8,770**	**9,527**	**757**	6,434	6,936	502
		21,865	**24,596**	**2,731**	15,837	17,952	2,115
Less: balance due within one year classified as current liabilities	減：列作流動負債的1年內到期金額	**(2,494)**			(1,784)		
		19,371			14,053		

35 Obligations under finance leases (continued) 35 融資性租賃負債(續)

		The Company 本公司					
		2012			2011		
		Present value of the minimum lease payments 最低租賃付款額現值 RMB million 人民幣百萬元	Total minimum lease payments 最低租賃付款額總額 RMB million 人民幣百萬元	Interest 利息 RMB million 人民幣百萬元	Present value of the minimum lease payments 最低租賃付款額現值 RMB million 人民幣百萬元	Total minimum lease payments 最低租賃付款額總額 RMB million 人民幣百萬元	Interest 利息 RMB million 人民幣百萬元
Within 1 year	1年以內	2,446	2,935	489	1,739	2,129	390
After 1 year but within 2 years	1年以上，2年以內	2,273	2,707	434	1,699	2,045	346
After 2 years but within 5 years	2年以上，5年以內	7,856	8,746	890	5,715	6,411	696
After 5 years	5年以上	8,481	9,232	751	5,828	6,301	473
		21,056	23,620	2,564	14,981	16,886	1,905
Less: balance due within one year classified as current liabilities	減：列作流動負債的1年內到期金額	(2,446)			(1,739)		
		18,610			13,242		

財務報表附註
Notes to the financial statements

35 Obligations under finance leases (continued)
35 融資性租賃負債(續)

Details of obligations under finance leases are as follows:

融資性租賃負債詳細列示如下：

		The Group 本集團		The Company 本公司	
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	**2012 RMB million 人民幣百萬元**	2011 RMB million 人民幣百萬元
United States Dollars denominated obligations	**以美元為單位之負債**				
Fixed interest rates ranging from 3.43% to 6.01% per annum as at 31 December 2012	於2012年12月31日，固定年利率為3.43%至6.01%	**4,962**	5,956	**4,153**	5,100
Floating interest rates ranging from three-month LIBOR + 0.55% to three-month LIBOR + 3.00% per annum as at 31 December 2012	於2012年12月31日，浮動年利率為3個月倫敦銀行同業拆息加0.55%至3.00%	**8,724**	5,730	**8,724**	5,730
Floating interest rates ranging from six-month LIBOR + 0.03% to six-month LIBOR + 2.85% per annum as at 31 December 2012	於2012年12月31日，浮動年利率為6個月倫敦銀行同業拆息加0.03%至2.85%	**5,891**	3,592	**5,891**	3,592
Singapore Dollars denominated obligations	**以新加坡元為單位之負債**				
Floating interest rate at six-month SIBOR + 1.44% per annum as at 31 December 2012	於2012年12月31日，浮動年利率為6個月新加坡銀行同業拆息加1.44%	**553**	559	**553**	559
Japanese Yen denominated obligations	**以日元為單位之負債**				
Floating interest rate at three-month TIBOR + 0.75% to three-month TIBOR + 1.90% per annum as at 31 December 2012	於2012年12月31日，浮動年利率為3個月東京銀行同業拆息加0.75%至1.90%	**1,213**	–	**1,213**	–
Floating interest rate at six-month LIBOR + 3.00% per annum as at 31 December 2012	於2012年12月31日，浮動年利率為6個月倫敦銀行同業拆息加3.00%	**522**	–	**522**	–
		21,865	15,837	**21,056**	14,981

Charges over the assets concerned and relevant insurance policies are provided to the lessors as collateral and security. As at 31 December 2012, certain of the Group's and the Company's aircraft with carrying amounts of RMB30,569 million and RMB29,793 million (2011: RMB23,247 million and RMB22,389 million) secured finance lease obligations totalling RMB21,865 million and RMB21,056 million, respectively (2011: RMB15,837 million and RMB14,981 million, respectively).

本集團已把有關資產及保險單在內的抵押品，提供予出租人作為抵押。於2012年12月31日，本集團及本公司分別以賬面淨值為人民幣305.69億元和297.93億元(2011年：人民幣232.47億元和223.89億元)的若干飛機作為相應的融資性租賃負債的抵押，該等信貸的結餘合共分別為人民幣218.65億元和人民幣210.56億元(2011年：分別為人民幣158.37億元和人民幣149.81億元)。

36 Trade payables 36 應付賬款

		The Group 本集團 2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	The Company 本公司 2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Bills payable	應付票據	**–**	50	**–**	–
Accounts payables	應付賬款	**1,825**	2,797	**1,026**	2,194
		1,825	2,847	**1,026**	2,194

The following is the ageing analysis of trade payables:

應付賬款賬齡分析如下：

		The Group 本集團 2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	The Company 本公司 2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Within 1 month	1個月內	**1,287**	2,328	**750**	1,977
More than 1 month but less than 3 months	超過1個月但少於3個月	**309**	315	**132**	96
More than 3 months but less than 6 months	超過3個月但少於6個月	**185**	152	**139**	105
More than 6 months but less than 1 year	超過6個月但少於1年	**8**	12	**5**	–
More than 1 year	超過1年	**36**	40	**–**	16
		1,825	2,847	**1,026**	2,194

37 Deferred revenue 37 遞延收入

		The Group 本集團 2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	The Company 本公司 2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Current portion	當期部分	**1,201**	907	**1,121**	811
Non-current portion	長期部分	**1,649**	1,178	**1,466**	1,074
		2,850	2,085	**2,587**	1,885

Deferred revenue represents the unredeemed credits under the frequent flyer award programmes.

遞延收入代表尚未兑換的常旅客里程獎勵計劃下的獎勵里程。

38 Amounts due from/to subsidiaries and other related companies

38 應收/應付子公司及其他關聯公司款項

(a) Amounts due from subsidiaries and other related companies

(a) 應收子公司及其他關聯公司款項

		Note 附註	The Group 本集團 2012 RMB million 人民幣百萬元	The Group 本集團 2011 RMB million 人民幣百萬元	The Company 本公司 2012 RMB million 人民幣百萬元	The Company 本公司 2011 RMB million 人民幣百萬元
CSAHC and its affiliates	南航集團及其聯屬公司		**122**	43	**111**	43
Associates	聯營公司		**29**	12	**26**	8
Jointly controlled entities	合營公司		**90**	88	**90**	88
Other related company	其他關聯公司		**6**	24	**–**	–
Subsidiaries	子公司		**–**	–	**73**	141
		46(c)	**247**	167	**300**	280

The amounts due from subsidiaries and other related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be recovered within one year.

應收子公司及其他關聯公司款項為無抵押、免息及無固定付款期限的款項。所有款項預期於1年內清還。

(b) Amounts due to subsidiaries and other related companies

(b) 應付子公司及其他關聯公司款項

		Note 附註	The Group 本集團 2012 RMB million 人民幣百萬元	The Group 本集團 2011 RMB million 人民幣百萬元	The Company 本公司 2012 RMB million 人民幣百萬元	The Company 本公司 2011 RMB million 人民幣百萬元
CSAHC and its affiliates	南航集團及其聯屬公司		**109**	68	**106**	69
A jointly controlled entity of CSAHC	南航集團的合營公司		**188**	1	**186**	–
An associate	聯營公司		**–**	13	**–**	13
Jointly controlled entities	合營公司		**11**	39	**10**	36
Other related company	其他關聯公司		**–**	1	**–**	–
Subsidiaries	子公司		**–**	–	**1,787**	1,261
		46(c)	**308**	122	**2,089**	1,379

The amounts due to subsidiaries and related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be settled within one year.

應付子公司及其他關聯公司款項為無抵押、免息及無固定付款期限的款項。所有款項預期於1年內清還。

39 Accrued expenses 39 預提費用

		The Group 本集團 2012 RMB million 人民幣百萬元	The Group 本集團 2011 RMB million 人民幣百萬元	The Company 本公司 2012 RMB million 人民幣百萬元	The Company 本公司 2011 RMB million 人民幣百萬元
Jet fuel costs	燃油成本	**2,217**	1,099	**1,722**	603
Air catering expenses	航空配餐費用	**293**	183	**432**	264
Salaries and welfare	工資及福利	**2,222**	2,272	**1,577**	1,597
Repairs and maintenance	維護及修理	**2,845**	2,446	**2,481**	1,990
Provision for major overhauls (Note 41)	大修準備(附註41)	**1,010**	575	**857**	479
Provision for early retirement benefits (Note 42)	提早退休福利準備(附註42)	**38**	47	**38**	46
Landing and navigation fees	起降及導航費	**2,084**	1,807	**1,438**	1,030
Computer reservation services	電腦訂座費	**596**	593	**418**	400
Interest expense	利息支出	**156**	160	**122**	107
Others	其他	**339**	298	**317**	269
		11,800	9,480	**9,402**	6,785

40 Other liabilities 40 其他負債

		The Group 本集團 2012 RMB million 人民幣百萬元	The Group 本集團 2011 RMB million 人民幣百萬元	The Company 本公司 2012 RMB million 人民幣百萬元	The Company 本公司 2011 RMB million 人民幣百萬元
CAAC Infrastructure Development Fund, airport construction surcharge and airport tax payable	未交民航基礎設施建設基金、機場建設費及代收機場稅費	**1,137**	979	**1,023**	899
Payable for property, plant and equipment	構建物業、廠房及設備款	**763**	889	**505**	698
Advance payments received for chartered flights	包機預收款	**110**	95	**91**	83
Sales agent deposits	銷售代理訂金	**321**	308	**268**	251
Other taxes payable	其他應交稅金	**351**	618	**259**	442
Others	其他	**1,322**	1,425	**1,201**	1,226
		4,004	4,314	**3,347**	3,599

財務報表附註
Notes to the financial statements

41 Provision for major overhauls

41 大修準備

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

經營性租賃下持有的飛機的大修準備詳情如下：

		The Group 本集團		The Company 本公司	
		2012	2011	**2012**	2011
		RMB million 人民幣百萬元	RMB million 人民幣百萬元	**RMB million** 人民幣百萬元	RMB million 人民幣百萬元
At 1 January	於1月1日	**1,753**	1,396	**1,372**	1,086
Additional provision made	本年準備	**562**	468	**459**	375
Provision utilised	本年使用	**(403)**	(111)	**(393)**	(89)
At 31 December	於12月31日	**1,912**	1,753	**1,438**	1,372
Less: current portion included in accrued expenses (Note 39)	減：包括在預提費用的當期部分(附註39)	**(1,010)**	(575)	**(857)**	(479)
		902	1,178	**581**	893

42 Provision for early retirement benefits

42 提早退休福利準備

Details of provision for early retirement benefits in respect of obligations to early retired employees are as follows:

提早退休員工福利準備詳情如下：

		The Group 本集團		The Company 本公司	
		2012	2011	**2012**	2011
		RMB million 人民幣百萬元	RMB million 人民幣百萬元	**RMB million** 人民幣百萬元	RMB million 人民幣百萬元
At 1 January	於1月1日	**136**	170	**132**	166
Provision for the year (Note 12)	本年準備(附註12)	**20**	37	**20**	35
Financial cost (Note 14)	財務費用(附註14)	**8**	8	**8**	8
Payments made during the year	本年支付	**(62)**	(72)	**(60)**	(70)
Effect of changes in discount rates	折現率變動的影響	**2**	(7)	**2**	(7)
At 31 December	於12月31日	**104**	136	**102**	132
Less: current portion included in accrued expenses (Note 39)	減：包括在預提費用的當期部分(附註39)	**(38)**	(47)	**(38)**	(46)
		66	89	**64**	86

The Group has implemented an early retirement plan for certain employees. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of service from the date of early retirement to the normal retirement date and the salary amount on the date of early retirement of the employees. The present value of the future cash flows expected to be required to settle the obligations is recognised as provision for early retirement benefits.

本集團為若干員工實施 項提早退休計劃。提早退休計劃的福利是按照提早退休日期至正常退休日期的剩餘服務年限及員工於提早退休日的薪金數額等因素計算。因有關責任而預計需於未來支付的現金流現值確認為提早退休福利準備。

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

43 Deferred benefits and gains 43 遞延收益

		The Group 本集團		The Company 本公司	
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	**2012 RMB million 人民幣百萬元**	2011 RMB million 人民幣百萬元
Leases rebates (Note (i))	租賃回扣(附註(i))	**714**	640	**714**	640
Gains on sale and leaseback (Note (ii))	售後租回交易收益(附註(ii))	**146**	171	**146**	171
Government grants	政府補助	**121**	213	**113**	148
Others	其他	**30**	34	**25**	27
		1,011	1,058	**998**	986

Notes:

(i) The Company was granted cash rebates by the lessors under certain lease arrangements when it fulfilled certain requirements. The rebates are deferred and amortised using the straight line method over the remaining lease terms.

(ii) The Company entered into sale and leaseback transactions with certain third parties under operating leases. The gains are deferred and amortised over the lease terms of the aircraft.

附註:

(i) 根據若干租賃安排,出租人給予本公司現金回扣款項,該等回扣款項先列作遞延收益,並按直線法在剩餘租賃期限攤銷。

(ii) 本公司對若干飛機進行售後租回交易安排,該交易認定為經營租賃。其產生的遞延收益按有關租賃期限攤銷。

44 Share capital and capital management 44 股本及資本管理

(a) Share capital (a) 股本

		The Group and the Company 本集團及本公司	
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Registered, issued and paid up capital:	註冊、已發行及繳足股本:		
123,900,000 domestic state-owned shares with selling restrictions of RMB1.00 each (2011: 845,050,000 shares of RMB1.00 each)	123,900,000股有限售條件內資國家股每股面值人民幣1.00元(2011年:845,050,000股每股面值人民幣1.00元)	**124**	845
4,026,150,000 domestic state-owned shares of RMB 1.00 each (2011: 3,300,000,000 of RMB 1.00 each)	4,026,150,000股內資國家股每股面值人民幣1.00元(2011年:3,300,000,000股每股面值人民幣1.00元)	**4,026**	3,300
2,872,600,000 A shares of RMB1.00 each (2011: 2,877,600,000 shares of RMB1.00 each)	2,872,600,000股A股每股面值人民幣1.00元(2011年:2,877,600,000股每股面值人民幣1.00元)	**2,873**	2,878
2,794,917,000 H shares of RMB1.00 each (2011: 2,794,917,000 shares of RMB1.00 each)	2,794,917,000股H股每股面值人民幣1.00元(2011年:2,794,917,000股每股面值人民幣1.00元)	**2,795**	2,795
		9,818	9,818

(Expressed in Renminbi)

44 Share capital and capital management (continued)

(a) Share capital (continued)

On 20 August 2009, the Company issued 721,150,000 A shares to CSAHC. These A shares were subject to a lock-up period to 20 August 2012 and became listed and tradable since then.

On 29 October 2010, the Company issued 123,900,000 A shares to CSAHC and 1,377,600,000 A shares to certain third party investors for net cash considerations of RMB812 million and RMB9,026 million, respectively. The A shares issued to CSAHC and certain third party investors are subject to a lock-up period to 1 November 2013 and 1 November 2011, respectively.

All the domestic state-owned, H and A shares rank pari passu in all material respects.

(b) Capital management

The Group's primary objectives in managing capital are to safeguard the Group's ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

The Group manages the amount of capital in proportion to risk and manages its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt to equity ratio, which is calculated as net debt as a percentage of total equity where net debt is represented by the aggregate of bank and other loans, obligations under finance leases, trade payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents and pledged bank deposits.

There was no change in the Group's approach to capital management during 2012 as compared with previous years. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements. The Group's debt to equity ratio is 218% at 31 December 2012 (2011: 201%).

44 股本及資本管理(續)

(a) 股本(續)

於2009年8月20日，本公司向南航集團發行721,150,000股A股。這些A股須受至2012年8月20日的禁售期所規限。

於2010年10月29日，本公司分別向南航集團發行123,900,000股A股及向若干第三方投資者發行1,377,600,000股A股，淨現金對價分別為人民幣8.12億元及人民幣90.26億元。這些向南航集團及向若干第三方投資者發行的A股須分別受至2013年11月1日及2011年11月1日的禁售期所規限。

所有內資國家股、H股及A股在各重大方面均享有完全同等的權益。

(b) 資本管理

本集團資本管理的首要目標為通過保障成本合理的融資管道，確保本集團的持續經營能力和盈利能力，以維持本集團的發展並向股東提供回報。

本集團以風險為導向管理資本水準，按預期融資需求管理負債結構。本集團以負債權益比率作為資本管理的參考指標。負債權益比率為淨債務除以權益總額。淨債務為銀行及其他借款、融資性租賃負債、應付賬款、票證結算、應付關聯方、預提費用及其他負債的總和減去現金及現金等價物及質押銀行存款。

與以前年度相比，2012年本集團的資本管理方式未發生變化。本公司及其子公司不存在外部強制資本要求。於2012年12月31日，本集團的淨債務對權益總額比率為218%(2011年：201%)。

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

財務報表附註
Notes to the financial statements

45 Reserves

45 儲備

		The Group 本集團		The Company 本公司	
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	**2012 RMB million 人民幣百萬元**	2011 RMB million 人民幣百萬元
Share premium	股本溢價				
At 1 January	於1月1日	**14,131**	13,878	**13,878**	13,878
Capital injection into a subsidiary by a third party	第三方向一子公司注資影響	**–**	253	**–**	–
At 31 December	於12月31日	**14,131**	14,131	**13,878**	13,878
Fair value reserve	公允價值儲備				
At 1 January	於1月1日	**21**	31	**10**	19
Change in fair value of available-for-sale equity securities	可供出售金融資產的公允價值變動	**3**	(10)	**1**	(9)
At 31 December	於12月31日	**24**	21	**11**	10
Statutory surplus reserve (Note (a))	法定盈餘公積金(附註(a))				
At 1 January	於1月1日	**847**	526	**847**	526
Appropriations to reserves	提取法定盈餘公積金	**132**	321	**132**	321
At 31 December	於12月31日	**979**	847	**979**	847
Discretionary surplus reserve	任意盈餘公積金				
At 1 January and at 31 December	於1月1日及12月31日	**77**	77	**77**	77
Other reserve	其他儲備				
At 1 January	於1月1日	**158**	153	**146**	146
Share of an associate's reserves movement	享有聯營公司儲備變動	**2**	5	**–**	–
Government contributions (Note (c))	政府資本性投入(附註(c))	**10**	–	**–**	–
At 31 December	於12月31日	**170**	158	**146**	146
Retained profits/ (accumulated losses)	留存利潤／(累積虧損)				
At 1 January	於1月1日	**7,123**	2,334	**2,215**	(1,210)
Profit for the year	本年利潤	**2,619**	5,110	**990**	3,746
Appropriations to reserves	提取法定盈餘公積金	**(132)**	(321)	**(132)**	(321)
Dividends approved in respect of the previous year	派發上年股息	**(1,964)**	–	**(1,964)**	–
Acquisition of non-controlling interests in a subsidiary	收購子公司非控股權益	**(6)**	–	**–**	–
At 31 December	於12月31日	**7,640**	7,123	**1,109**	2,215
Total	合計	**23,021**	22,357	**16,200**	17,173

財務報表附註
Notes to the financial statements

45 Reserves (continued)

(a) Appropriations to reserves

According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under the PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of dividend to shareholders and when there are retained profits at the end of the financial year.

Statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(b) Dividends

(i) Dividends payable to equity shareholders of the Company attributable to the year

45 儲備(續)

(a) 提取盈餘公積金

根據中國公司法及本公司和若干子公司的公司章程規定，本公司及有關子公司須將它們每年按照有關中國企業會計準則及相關規定計算的稅後利潤的10%提取法定盈餘公積金，直至公積金結餘等於註冊股本之50%。提取法定盈餘公積金須於派發股息之前，且年末留存利潤為正數。

法定盈餘公積金可用以彌補以前年度虧損(如有)，亦可按現有持股比例發行新股予股東或增加股東所持股份的面值而轉換為股本，但轉換後之結餘不可少於註冊股本的25%。

(b) 股息

(i) 應付本公司股東本年度股息

		The Group and the Company 本集團及本公司	
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Final dividend proposed after the end of the reporting period of RMB0.05 per ordinary share (2011: RMB0.2 per ordinary share) (inclusive of applicable tax)	報告期后提議派發末期股息每股人民幣0.05元 (2011年：每股人民幣0.2元) (含稅)	**491**	1,964

Dividend distributions may be proposed at the discretion of the Company' board of directors, after making up cumulative prior years' losses and consideration of profit appropriation to reserves. Pursuant to the Articles of Association of the Company, the net profit of the Company for the purpose of profit distribution is deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting rules and regulations, and (ii) the net profit determined in accordance with IFRSs. As at 31 December 2012, the distributable reserves of the Company was RMB1,109 million (2011: RMB2,215 million). After the end of the financial year, the directors proposed a dividend of RMB0.05 per ordinary share (inclusive of applicable tax), amounting to RMB490,878,350 (2011: RMB1,963,513,400). The final dividend proposed after the end of the reporting period has not been recognised as a liability at the end of the reporting period (Note 53(b)).

稅後淨利潤在彌補以前年度的累積虧損及做了上述儲備的分配後，本公司董事會可提議分派股息。根據本公司的公司章程，就利潤分派而言，本公司的淨利潤將取下列兩項之較少者：(i)根據中國企業會計準則及相關規定計算的淨利潤；(ii)根據國際財務報告準則計算的淨利潤。本公司於2012年12月31日的可供分配儲備為人民幣11.09億元(2011年：人民幣22.15億元)。董事會於資產負債表日後提議本公司向普通股股東派發股息，每股人民幣0.05元(含稅)，合計人民幣490,878,350元(2011年：人民幣1,963,513,400元)。於報告期日後提議派發的末期股息並未於報告期末確認為負債，詳情參閱附註53(b)。

45 Reserves (continued)

(b) Dividends (continued)

(ii) Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year

45 儲備（續）

(b) 股息（續）

(ii) 本年批准并派發應付本公司股東上年股息

		The Group and the Company 本集團及本公司	
		2012	2011
		RMB million 人民幣百萬元	RMB million 人民幣百萬元
Final dividend in respect of the previous financial year, approved and paid during the year, of RMB0.2 per ordinary share (2011: Nil) (inclusive of applicable tax)	本年批准并派發上年股息每股人民幣0.2元（2011年：無）(含稅)	**1,964**	–

(c) Government contributions

Pursuant to the "Grants approval for Civil Aviation Development Fund for Safety Management System ("SMS") projects of Xiamen Airlines", national funds amounting to RMB20 million were contributed during the year by the PRC government to Xiamen Airlines. Such funds are to be used specifically for the SMS projects. Pursuant to the requirements of the relevant notice, the national funds were designated as capital contribution and vested solely by the PRC government and accounted for as other reserves. These amounts can be converted to share capital of the entities receiving the funds upon approval by their shareholders and completion of relevant procedures.

(c) 政府資本性投入

根據中國民用航空局下發的《關於補助廈航SMS建設項目民航發展基金的批復》，廈門航空於本年收到SMS（民航信息技術系統）建設項目民航發展基金人民幣0.2億元。該等資金為專款用於SMS建設項目。根據相關文件的規定，該等資金為國家資本金投入且僅由中國政府既得，並計入其他儲備。收到該等資金的企業可於獲得股東批准及完成有關程序後將該資金轉增資本。

46 Material related party transactions

(a) Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company's directors and certain of the highest paid employees as disclosed in Note 16, is as follows:

46 與關聯方的交易

(a) 主要管理人員薪酬

本集團主要管理人員薪酬，包括列示於附註16的支付給本公司董事及若干最高薪酬員工如下：

		2012 RMB'000 人民幣千元	2011 RMB'000 人民幣千元
Short-term employees benefits	短期員工福利	**14,124**	14,675
Post-employment benefits	退休福利	**1,303**	1,091
Share appreciation rights	股票增值權	**530**	57
		15,957	15,823

		2012 RMB'000 人民幣千元	2011 RMB'000 人民幣千元
Directors and supervisors (Note 16(a))	董事及監事(附註16(a))	**4,615**	5,938
Senior management	高級管理人員	**11,342**	9,885
		15,957	15,823

Total remuneration is included in "staff costs" (Note 12).

所有薪酬已經包括在「員工成本」中(附註12)。

(b) Contributions to post-employment benefit plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. Details of the Group's employee benefits plan are disclosed in Note 47.

(b) 退休計劃供款

本集團為其僱員參加了市政府和省政府制定的定額供款退休計劃。本集團僱員退休計劃詳情見附註47。

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

46 Material related party transactions (continued)

(c) Transactions with CSAHC and its affiliates (the "CSAHC Group"), associates, jointly controlled entities and other related company of the Group

The Group provided or received various operational services to or by the CSAHC Group, associates, jointly controlled entities and other related company of the Group during the normal course of its business.

Details of the significant transactions carried out by the Group are as follows:

46 與關聯方的交易(續)

(c) 與南航集團及其聯屬公司及本集團的聯營、合營及其他關聯公司之交易

本集團在正常業務經營過程中從南航集團及其聯屬公司、本集團的聯營、合營公司及其他關聯公司提供或獲得經營方面之服務。

以下為本集團進行的重大交易詳情:

		Note 附註	2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Income received from the CSAHC Group	**收到南航集團及其聯屬公司收入**			
Charter flight and pallet income	包機包板收入	(i)	**82**	46
Cargo handling income	貨物處理收入	(i)	**7**	15
Commission income	銷售代理收入	(ii)	**8**	7
Income received from other related company	**收到其他關聯公司收入**			
Aircraft sales income	飛機出售收入	(iii)	**257**	426
Aircraft purchase right transfer income	飛機機位出售收入	(iii)	**16**	–
Aircraft wet lease income	飛機濕租收入	(iii)	**–**	242
Expenses paid to the CSAHC Group	**支付南航集團及其聯屬公司費用**			
Repairing charges	維修費	(iv)	**830**	752
Handling charges	交易手續費	(v)	**96**	87
Commission expenses	銷售代理費	(vi)	**18**	27
Cargo handling charges	貨物處理手續費	(i)	**18**	17
Lease charges for land and buildings	土地及房屋建築物租賃費	(vii)	**152**	140
Property management fee	物業管理及修繕費	(viii)	**50**	34
Air catering supplies	航空配餐費	(ix)	**79**	7
Expenses paid to jointly controlled entities and an associate	**支付合營公司及聯營公司費用**			
Repairing charges	維修費	(x)	**1,468**	1,266
Flight simulation service charges	模擬飛行訓練服務費	(xi)	**257**	228
Advertising expenses	廣告製作代理及宣傳服務	(xii)	**49**	29
Training expenses	飛行訓練費	(xiii)	**118**	142
Income received from a jointly controlled entity and associates	**收到合營公司及聯營公司收入**			
Rental income	租賃收入	(xi)	**36**	36
Repairing income	維修收入	(xiv)	**22**	5
Entrustment income for advertising media business	廣告媒體委托經營代理收入	(xii)	**17**	–
Disposal to CSAHC Group	**出售至南航集團及其聯屬公司**			
Disposal and losing control of a subsidiary	出售及喪失子公司控制權	(xii)	**43**	–

(Expressed in Renminbi)

46 Material related party transactions (continued)

(c) Transactions with CSAHC and its affiliates (the "CSAHC Group"), associates, jointly controlled entities and other related company of the Group (continued)

(i) China Southern Airlines Group Passenger and Cargo Agent Company Limited ("PCACL"), a wholly-owned subsidiary of CSAHC, purchases cargo spaces and charter flights from the Group. In addition, cargo handling income/charges are earned/payable by the Group in respect of the cargo handling services with PCACL.

(ii) The Group provided certain website resources to SA Finance for the sales of air insurance to passengers.

(iii) Hebei Airlines Company Limited ("Hebei Airlines") is a subsidiary of a non-controlling interest of Xiamen Airlines.

On 27 August 2010, Xiamen Airlines and Hebei Airlines entered into an Aircraft Wet Lease Agreement to wet lease three aircraft to Hebei Airlines. The agreement was terminated in December 2011.

During the year, Xiamen Airlines and Hebei Airlines entered into an aircraft sale agreement, pursuant to which Xiamen Airlines sold and Hebei Airlines purchased one B737-800 aircraft at the consideration of approximately RMB257 million.

In addition, Xiamen Airlines transferred the purchase right of one B737-800 aircraft to Hebei Airlines at the consideration of approximately RMB16 million.

(iv) MTU Maintenance Zhuhai Co., Ltd, a jointly controlled entity of CSAHC, provides comprehensive maintenance services to the Group.

(v) The Group acquires aircraft, flight equipment and other airline-related facilities through Southern Airlines (Group) Import and Export Trading Company Limited ("SAIETC"), a wholly-owned subsidiary of CSAHC and pays handling charges to SAIETC.

(vi) Commission is earned by certain subsidiaries of CSAHC in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on the rates stipulated by the CAAC and International Air Transportation Association.

(vii) The Group leases certain land and buildings in the PRC from CSAHC. The amount represents rental payments for land and buildings paid or payable to CSAHC.

46 與關聯方的交易(續)

(c) 與南航集團及其聯屬公司及本集團的聯營、合營及其他關聯公司之交易(續)

(i) 中國南航集團客貨代理有限公司(「客貨代理」)是南航集團的全資子公司,包用本集團的飛機運送旅客和貨物。除此之外,貨物處理收入/手續費是指本集團與客貨代理就貨物處理服務而取得的收入/支出。

(ii) 本集團向南航財務提供網絡資源以銷售航空保險給購票旅客。

(iii) 河北航空有限公司(「河北航空」)是廈門航空 非控股股東的子公司。

2010年8月27日,廈門航空與河北航空簽訂 項飛機濕租協議以向河北航空濕租三架飛機,該協議於2011年12月終止。

本年度廈門航空與河北航空簽訂 項飛機出售協議,將 架波音737-800飛機以人民幣2.57億元為對價出售予河北航空。

此外,廈門航空將購買 架波音737-800飛機機位以人民幣0.16億元為對價轉讓予河北航空。

(iv) 南航集團合營企業珠海保税區摩天宇航空發動機維修有限公司向本集團提供綜合維修服務。

(v) 本集團通過南航集團全資子公司中國南航集團進出口貿易有限公司購買飛機、飛行設備及其他航空相關裝備,並向該公司支付交易手續費。

(vi) 南航集團某些子公司替本集團出售機票而收到本集團支付之佣金。佣金乃根據由中國民用航空局及國際航空運輸協會規定之佣金率計算。

(vii) 本集團向南航集團租用位於中國的土地及房屋建築物。該金額為本集團向南航集團就租入土地及房屋建築物支付或應付的租金。

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

財務報表附註
Notes to the financial statements

46 Material related party transactions (continued)

(c) Transactions with CSAHC and its affiliates (the "CSAHC Group"), associates, jointly controlled entities and other related company of the Group (continued)

(viii) Guangzhou China Southern Airlines Property Management Company Limited, a subsidiary of CSAHC, provides property management services to the Group.

(ix) Shenzhen Air Catering Company Limited ("SZ Catering") became a related party of the Group since its Chairman, Mr. Yuan Xin An was appointed as a non-executive Director of the Company in November 2011. Certain in-flight meals and related services were provided by SZ Catering to the Group.

(x) Guangzhou Aircraft Maintenance Engineering Company Limited ("GAMECO"), a jointly controlled entity of the Group, provides comprehensive maintenance services to the Group.

(xi) Zhuhai Xiang Yi Aviation Technology Company Limited ("Zhuhai Xiang Yi"), a jointly controlled entity of the Group, provides flight simulation services to the Group. In addition, the Group leased certain flight training facilities and buildings to Zhuhai Xiang Yi under operating lease agreements.

(xii) CSA Culture, an associate of the Group, provides advertising services to the Group. In addition, Xiamen Airlines provides certain media resources to Xiamen Media, a subsidiary of CSA Culture since 29 June 2012 (Note 23).

(xiii) China Southern West Australian Flying College Pty Limited ("Flying College"), a jointly controlled entity of the Group, provides training services to the Group.

(xiv) The Company provides aircraft maintenance services to Sichuan Airline Corporation Limited ("Sichuan Airlines") , which is an associate of the Group.

In addition to the above, certain affiliates of CSAHC also provided hotel and other services to the Group during the years ended 31 December 2012 and 2011. The total amount paid or payable to CSAHC Group was not material to the results of the Group for the year.

46 與關聯方的交易(續)

(c) 與南航集團及其聯屬公司及本集團的聯營、合營及其他關聯公司之交易(續)

(viii) 南航集團的子公司廣州南航物業管理有限公司向本集團提供物業管理服務。

(ix) 深圳航空食品有限公司(「深圳航食」)自其董事長袁新安於2011年11月成為本公司非執行董事而成為本集團關聯方。深圳航食為本集團提供若干航空配餐和相關服務。

(x) 本集團的合營公司廣州飛機維修工程有限公司(「廣州維修」)向本集團提供綜合維修服務。

(xi) 本集團的合營公司珠海翔翼航空技術有限公司(「珠海翔翼」)向本集團提供模擬飛行訓練服務。此外,本集團與珠海翔翼簽定經營性租賃協議將若干飛行訓練設備及建築物出租予珠海翔翼。

(xii) 本集團的聯營公司文化傳媒向本集團提供廣告服務。此外,廈門航空向廈航文化傳媒提供廣告媒體資源。廈航文化傳媒自2012年6月29日起成為文化傳媒的子公司(附註23)。

(xiii) 本集團的合營公司China Southern West Australian Flying College Pty Limited(「Flying College」)向本集團提供飛行訓練服務。

(xiv) 本公司為本集團的聯營公司四川航空股份有限公司(「四川航空」)提供飛機維修服務。

除上述各項外,南航集團若干子公司在2012年和2011年向本集團提供酒店及其他服務,所涉及之已付或應付總金額對於本集團本年度之業績並不重大。

46 Material related party transactions (continued)

46 與關聯方的交易(續)

(c) Transactions with CSAHC and its affiliates (the "CSAHC Group"), associates, jointly controlled entities and other related company of the Group (continued)

(c) 與南航集團及其聯屬公司及本集團的聯營、合營及其他關聯公司之交易(續)

Details of amounts due from/to the CSAHC Group, associates, jointly controlled entities and other related company of the Group:

應收/應付南航集團及其聯屬公司、本集團的聯營、合營及其他關聯公司的詳情:

		Note 附註	2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Receivables:	應收款項:			
The CSAHC Group	南航集團及其聯屬公司		**122**	43
Associates	聯營公司		**29**	12
Jointly controlled entities	合營公司		**90**	88
Other related company	其他關聯公司		**6**	24
		38(a)	**247**	167
Payables:	應付款項:			
The CSAHC Group	南航集團及其聯屬公司		**109**	68
A jointly controlled entity of CSAHC	南航集團的合營公司		**188**	1
An associate	聯營公司		**–**	13
Jointly controlled entities	合營公司		**11**	39
Other related company	其他關聯公司		**–**	1
		38(b)	**308**	122

The amounts due from/to the CSAHC Group, associates, jointly controlled entities and other related company of the Group are unsecured, interest free and have no fixed terms of repayment.

應收/應付南航集團及其聯屬公司、本集團的聯營、合營及其他關聯公司的餘額為無抵押、免息及無固定付款期限的款項。

46 Material related party transactions (continued)

46 與關聯方的交易(續)

(d) Loans from and deposits placed with SA Finance

(d) 南航財務貸款及存放於南航財務的存款

(i) Loans from SA Finance

At 31 December 2012, loans from SA Finance to the Group amounted to RMB426 million (2011: RMB480 million).

The unsecured loans are repayable as follows:

(i) 南航財務貸款

於2012年12月31日,本集團向南航財務取得貸款人民幣4.26億元(2011年:人民幣4.80億元)。

南航財務的無抵押貸款到期日情況如下:

		Note 附註	**2012** **RMB million** **人民幣百萬元**	2011 RMB million 人民幣百萬元
Within 1 year	1年內		**406**	102
After 1 year but within 2 years	1年以上2年以內		**20**	358
After 2 years but within 5 years	2年以上5年以內		**–**	20
		34(h)	**426**	480

Interest expense paid on such loans amounted to RMB30 million (2011: RMB27 million) and the interest rates ranged from 4.86% to 5.84% per annum during the year ended 31 December 2012 (2011: 4.86% to 6.32%per annum).

本集團向南航財務支付利息為人民幣0.30億元(2011年:人民幣0.27億元),截至2012年12月31日止年度的借款年利率為4.86%至5.84%(2011年:4.86%至6.32%)。

(ii) Entrusted loan from CSAHC

At 31 December 2012, CSAHC, SA Finance and the Group entered into an entrusted loan agreement, pursuant to which, CSAHC, as the lender, entrusted SA Finance to lend RMB105 million to the Group from 31 December 2012 to 31 December 2013. The interest rate is 90% of benchmark interest rate stipulated by PBOC per annum.

(ii) 由南航集團提供的委託貸款

於2012年12月31日,南航集團、南航財務和本集團簽訂 份委託貸款的協議,由南航集團通過南航財務向本集團提供為期 年的人民幣1.05億元委託貸款,利率為90%的中國人民銀行規定的基準利率。

(iii) Deposits placed with SA Finance

At 31 December 2012, the Group's deposits with SA Finance amounted to RMB2,307 million (2011: RMB2,493 million). The applicable interest rates are determined in accordance with the rates published by the PBOC.

Interest income received on such deposits amounted to RMB61 million (2011: RMB32 million) during the year ended 31 December 2012.

(iii) 存放於南航財務的存款

於2012年12月31日,本集團存放於南航財務的存款為人民幣23.07億元(2011年:人民幣24.93億元)。其適用利率乃按照中國人民銀行公佈之相關存款利率釐定。

截至2012年12月31日,本集團於本年度向南航財務收取人民幣0.61億元(2011年:人民幣0.32億元)的存款利息。

(e) Guarantees from CSAHC

Certain bank loans of the Group amounting to RMB94 million (2011: RMB221 million) were guaranteed by CSAHC (Note 34(g)(ii)).

(e) 南航集團提供的擔保

本集團人民幣0.94億元(2011年:人民幣2.21億元)的銀行貸款由南航集團提供擔保(附註34(g)(ii))。

(Expressed in Renminbi)

46 Material related party transactions (continued)

(f) Commitments to CSAHC

At 31 December 2012, the Group had operating lease commitments to CSAHC in respect of lease payments for land and buildings of RMB175 million (2011: RMB199 million).

(g) Transactions with other state-controlled entities

The Company is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Other than those transactions with the CSAHC Group, associates, jointly controlled entities and other related company of the Group as disclosed in Notes 46(c), (d), (e) and (f) above, the Group conducts transactions with other state-controlled entities which include but are not limited to the following:

- Transportation services;
- Leasing arrangements;
- Purchase of equipment;
- Purchase of ancillary materials and spare parts;
- Ancillary and social services; and
- Financial services arrangement.

These transactions are conducted in the ordinary and usual course of the Group's business on terms comparable to those with other entities that are not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval processes do not depend on whether or not the counterparties are state-controlled entities.

Having considered the potential for transactions to be impacted by related party relationships, the Group's pricing strategy, buying and approval processes, and what information would be necessary for an understanding of the potential effect of the relationship on the financial statements, the directors are of the opinion that the following transactions with other state-controlled entities require disclosure:

46 與關聯方的交易(續)

(f) 對南航集團的承擔

於2012年12月31日，本集團對南航集團關於租賃土地和房屋的經營租賃承擔為人民幣1.75億元(2011年：人民幣1.99億元)。

(g) 和其他國有企業的交易

本公司是　家國有企業，並在　個由中國政府透過其政府機關、代理、聯屬公司及其他機構直接或間接控制的企業(「國有企業」)所支配的經濟體制內進行營運。

除於上文附註46(c)、(d)、(e)和(f)披露的與南航集團及其聯屬公司和本集團的聯營公司及合營公司及其他關聯公司進行的交易外，本集團與其他國有企業進行的若干商業活動包括但不限於下列各項：

- 運輸服務；
- 租賃安排；
- 採購設備；
- 購入輔助材料及零部件；
- 社會福利及輔助服務；及
- 金融服務安排。

這些交易均是本集團日常業務過程中進行，執行以上交易時所遵照的條款和與其他非國有企業所訂立的交易條款相若。本集團已就其採購及銷售產品和服務製定了採購、定價策略和審批程式。這些採購、定價策略和審批程式並不受交易對方是否為國有企業所影響。

考慮了關聯方關係，本集團的定價策略、採購和審批程式對交易的潛在影響，以及要就該關係對財務報表潛在影響所需的資料，董事們認為以下與其他國有企業的交易需要作出披露：

46 Material related party transactions (continued)

46 與關聯方的交易(續)

(g) Transactions with other state-controlled entities (continued)

(g) 和其他國有企業的交易(續)

(i) The Group's transactions with other state-controlled entities, including state-controlled banks in the PRC

(i) 本集團與其他國有企業(包括國有銀行)進行的交易

		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Jet fuel costs	燃油成本	**33,096**	25,497
Interest income	利息收入	**146**	50
Interest expense	利息支出	**1,199**	816

(ii) The Group's balances with other state-controlled entities, including state-controlled banks in the PRC

(ii) 本集團與其他國有企業(包括國有銀行)的結餘

		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Trade payables-jet fuel	應付航油款	**544**	1,267
Cash and deposits at bank	現金及銀行存款	**7,480**	5,702
Short-term bank loans and current portion of long-term bank loans	短期貸款及 年內到期的長期貸款	**21,149**	18,630
Long-term bank loans, less current portion	長期貸款扣除 年內到期的部分	**29,575**	28,144

(h) Applicability of the Listing Rules relating to connected transactions

Certain related party transactions in respect of (c) and (d) above constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules. The disclosures required by Chapter 14A of the Listing Rules are provided in the section "Connected Transactions" of the Reports of the Directors.

(h) 關於關連交易的上市規則的適用性

上述(c)和(d)中部份與關聯方的交易構成上市規則第14A章定義的關連交易或持續關連交易。董事會報告書中「關連交易」 節因應上市規則第14A章中的要求已作出披露。

(Expressed in Renminbi)

47 Employee benefits plan

(a) Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organised separately by the PRC municipal and provincial governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 8% to 25% (2011: 8% to 24%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes.

In addition, the Group has established a supplementary defined contribution retirement scheme for the benefit of employees in accordance with relevant regulations in the PRC. Employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make contributions not exceeding one-twelfth of the prior year's total salaries.

(b) Housing benefits

The Group contributes on a monthly basis to housing funds organised by municipal and provincial governments based on certain percentages of the salaries of employees. The Group's liability in respect of these funds is limited to the contributions payable in each year.

In addition to the housing funds, certain employees of the Group are eligible to one of the following housing benefit schemes:

(i) Pursuant to a staff housing benefit scheme effective on September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy. An employee who leaves the Company prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro rata basis of the vesting benefit period. The Group has the right to effect a charge on the employee's house and to enforce repayment through the sale of the house in the event of default in repayment. Any remaining shortfall is charged to income statement. The amount was fully amortised in 2012.

(ii) The Group also pays cash housing subsidies on a monthly basis to eligible employees. The monthly cash housing subsidies are charged to income statement.

47 僱員福利計劃

(a) 退休福利

根據中國有關法規規定，本集團為其僱員參加了市政府和省政府制定的定額供款退休計劃。本集團按僱員工資、獎金和其他津貼的8%至25%(2011年：8%至24%)的比例繳納退休金供款。參加該計劃的僱員可於退休時從當地勞動和社會保障部門領取退休金。除上述退休金供款責任外，本集團並不承擔繳納與該退休計劃相關的任何其他費用的重大責任。

此外，根據中國有關規定，本集團建立企業年金制度。對於本集團參加企業年金計劃的員工，本集團每年按不超過上年度員工工資總額的十二分之 的金額繳納供款。

(b) 住房補貼

本集團每月按照員工工資的 定比例向相關部門支付由市政府和省政府組織的住房公積金。本集團的責任以每年對該住房公積金應付款額為限。

除了住房公積金外，本集團的部分員工有權享有以下其中 個住房福利計劃：

(i) 根據 項在2002年9月實施的額外員工住房福利計劃，本集團根據有關的中國房改政策同意向某些未從南航集團或本集團獲得住房的員工支付 次性住房補貼款，以資助他們購買住房。若員工在服務年限期結束前離職，本集團有權要求他們按照其辭職日到保留退休金的權利期滿的時間佔保留退休金的權利期間的比例歸還已支付的補貼款。本集團有權把員工住房作抵押及在未能償還有關款項時通過出售有關住房以取得款項的償還。不足償還的部分計入利潤表。此補貼款於2012年已攤銷完畢。

(ii) 本集團每月向符合資格的員工以現金支付住房補貼。這部分的住房補貼於發生時計入利潤表。

(Expressed in Renminbi)

47 Employee benefits plan (continued)

(c) Share Appreciation Rights Scheme

On 30 November 2011, the Company's General Meeting approved the "H Share Appreciation Rights Scheme of China Southern Airlines Company Limited" and "Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited" ("the Scheme").

Under the Scheme, 24,660,000 units of SARs were granted to 118 employees of the Group at the exercise price of HK$3.92 per unit prior to 31 December 2011. No shares will be issued under the Scheme and each SAR is notionally linked to one existing H share of the Company. Upon exercise of the SARs, a recipient will receive an amount of cash equal to the difference between the market share price of the relevant H share and the exercise price.

The SARs will have an exercise period of six years from the date of grant. Upon the satisfaction of certain performance conditions after the second, third and fourth anniversary of the date of grant, each one third of the SARs will become exercisable.

A dividend of RMB0.2 (equivalent to HKD0.25) (inclusive of applicable tax) per share was approved by the Company's General Meeting on 31 May 2012 (Note 45(b)(ii)), therefore, the exercise price for the SARs was adjusted to HKD3.67 per share in accordance with the predetermined formula stipulated in the Scheme. During the year, 940,000 units of SARs were forfeited.

The fair value of the liability for SARs is measured using the Black-Scholes option pricing model. The risk free rate, expected dividend yield and expected volatility of the share price are used as the inputs into the model. The fair value of the liability for SARs as at 31 December 2012 was RMB2,303,000 (2011: RMB231,000) and a corresponding staff costs of RMB2,072,000 was recognised during the year ended 31 December 2012 (2011: RMB231,000).

47 僱員福利計劃(續)

(c) 股票增值權計劃

於2011年11月30日，本公司股東大會審議通過了《中國南方航空股份有限公司H股股票增值權計劃》及《中國南方航空股份有限公司H股股票增值權首次授予計劃》(「該計劃」)。

根據該計劃，本集團於2011年12月31日前授予118名員工24,660,000份股票增值權，行權價格為每股3.92港元。該計劃無須發行股份，每份股票增值權與股H股進行掛鉤。當被授予人行使股票增值權時，可自有關H股股份的市場股價較行權價的升幅中收取現金收益。

被授予人所獲股票增值權有效期為自授予之日起六年，在達到預定業績條件的情況下，被授予人所獲股票增值權總額的三分之 將分別在自授予日起滿兩周年、三周年及四周年後生效。

本公司股東大會於2012年5月31日批准向H股普通股股東派發折合每股0.20 元人民幣(相當於0.25港元)(含税)的現金股利(附註45(b)(ii))，根據該計劃中預先確定的公式，上述H股股票增值權的行權價格調整為每股3.67港元。本公司有940,000份H股股票增值權於本年度內失效。

股票增值權負債公允價值的估值是採用Black-Scholes期權估值模型。該模型主要計算參數包括無風險利率、預期分紅收益率及預期股價波動率。於2012年12月31日，股票增值權負債的公允價值為人民幣2,303,000元(2011年：人民幣231,000元)，本集團本年度確認的股票增值權員工成本為人民幣2,072,000元(2011：人民幣231,000元)。

48 Segmental reporting

(a) Business segments

The Group's network passenger and cargo operations are managed as a single business unit. The Group's chief operating decision maker makes resource allocation decisions based on route profitability, which considers aircraft type and route economics. The objective in making resource allocation decisions is to optimise consolidated financial results. Therefore, based on the way the Group manages the network passenger and cargo operations, and the manner in which resource allocation decisions are made, the Group has only one reportable operating segment for financial reporting purposes, reported as the "airline business".

Financial results from other operating segments are below the quantitative threshold for determining reportable operating segments and consist primarily of business segments of ground services, air catering and other miscellaneous services. These other operating segments are combined and reported as "all other segments". Inter-segment sales are based on prices set on an arm's length basis.

For the purposes of assessing segment performance and allocating resources between segments, the Group's chief operating decision maker monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under PRC GAAP. As such, the amount of each material reconciling items from the Group's reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies are set out in Note 48(c).

48 分部資料

(a) 業務分部

本集團的客運和貨運業務網絡被視為單　業務單位管理。本集團的主要經營決策者以航線的盈利能力作為分配資源決定的基礎，並考慮飛機的型號及航線的經濟原則。其資源分配決策的目標是優化合併財務業績。因此，根據本集團的管理客運和貨運業務網絡及資源分配決策方式，在財務報告披露的層面，本集團只擁有　個報告經營分部－「航空營運分部」。

其他業務經營分部的財務業績低於判定報告業務分部的定量門檻。其他業務經營分部主要包括地面服務、航空配餐及其他雜項服務的業務分部。這些其他業務部門合併作為「其他業務分部」。分部之間的銷售按正常商業關係釐定的價格進行。

根據本集團的主要經營決策者用於評估分部表現及就部門之間的資源配置所用的資料，本集團的主要經營決策者以按中國企業會計準則所編制的財務業績來監控各報告分部的業績、資產及負債。因此，本集團於附註48(c)列出因採用不同會計政策而產生的每項重大報告分部收入、利潤或虧損、資產及負債的調節項目。

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

48 Segmental reporting (continued)

48 分部資料(續)

(a) Business segments (continued)

Information regarding the Group's reportable segments as provided to the Group's chief operating decision maker for the purposes of resource allocation and assessment of segment performance for the years ended 31 December 2012 and 2011 is set out below:

(a) 業務分部(續)

本集團主要經營決策者依據分部資料評價該組成部分的經營成果，以決定向其配置資源、評價其業績。本集團2012年、2011年分部報告資料披露如下：

		Airline business 航空營運分部		All other segments 其他業務分部		Eliminations 抵銷		Unallocated* 未分配項目*		Total 合計	
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Revenue from external customers	對外客戶的經營收入	**101,007**	92,274	**476**	433	**–**	–	**–**	–	**101,483**	92,707
Inter-segment sales	分部間銷售	**–**	–	**1,159**	899	**(1,159)**	(899)	**–**	–	**–**	–
Reportable segment revenue	**報告分部收入**	**101,007**	92,274	**1,635**	1,332	**(1,159)**	(899)	**–**	–	**101,483**	92,707
Reportable segment profit before taxation	**報告分部稅前利潤**	**4,120**	6,105	**102**	43	**–**	–	**526**	720	**4,748**	6,868
Reportable segment assets	**報告分部資產**	**138,023**	122,159	**1,905**	1,919	**(313)**	(335)	**2,879**	5,517	**142,494**	129,260
Addition to non-current segment assets during the year	本年報告分部增加的非流動資產	**24,316**	23,553	**57**	51	**–**	–	**–**	37	**24,373**	23,641
Reportable segment liabilities	**報告分部負債**	**102,011**	90,667	**1,200**	1,289	**(313)**	(335)	**–**	–	**102,898**	91,621
Other segment information	**其他分部資料**										
Interest income	利息收入	**230**	174	**5**	5	**–**	–	**–**	–	**235**	179
Interest expense	利息支出	**1,329**	1,023	**47**	44	**–**	–	**–**	–	**1,376**	1,067
Depreciation and amortisation for the year	本年折舊和攤銷費用	**8,204**	7,617	**80**	70	**–**	–	**–**	–	**8,284**	7,687
Impairment losses (including impact on property, plant and equipment, allowance for doubtful debts and provision for inventories)	資產減值損失(包括物業、廠房及設備的減值、呆賬準備以及存貨跌價的影響)	**(7)**	726	**1**	1	**–**	–	**–**	–	**(6)**	727

* Unallocated assets primarily include investments in associates and jointly controlled entities, available-for-sale equity securities, other investments in equity securities and the principal and interest receivables of wealth management products. Unallocated results primarily include the share of results of associates and jointly controlled entities, gain on disposal and losing control of a subsidiary, the interest income on wealth management products and dividend income from other investments.

* 未分配資產主要包括於聯營公司及於合營公司權益、可供出售金融資產、其他投資及理財產品的本金及應收利息。未分配經營成果主要包括應佔聯營公司業績、應佔合營公司業績、出售及喪失子公司控制權的投資收益、理財產品利息收入以及其他投資的股息分紅。

48 Segmental reporting (continued) 48 分部資料(續)

(b) Geographic information of reportable segment revenue (b) 報告分部收入地區資料分析

		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Domestic	國內	**81,322**	75,807
Hong Kong, Macau and Taiwan	港澳臺地區	**2,340**	1,958
International *	國際 *	**17,821**	14,942
		101,483	92,707

* Asian market accounted for approximately 58% of the Group's total international traffic revenue for the year ended 31 December 2012 (2011: 56%). The remaining portion was mainly derived from the Group's flights to/from Europe and North America regions and Australia.

* 於2012年,國際運輸收入中亞洲市場約佔58%(2011年:56%)。餘下部分主要來自歐洲、北美和澳洲航線的收入。

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is employed across its worldwide route network. The chief operating decision maker considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

本集團賺取收入的主要資產是機隊,它們全部在中國註冊,並於世界各地的航線網絡中營運。主要經營決策者認為並無合適的基準將該等資產及相關的負債按地區進行分配。因此,並無披露地區性分部資產及負債。

(c) Reconciliations of reportable segment revenue, profit, assets and liabilities arising from different accounting policies (c) 按不同會計政策編製的報告分部收入、分部利潤、分部資產及分部負債之差異調節表

		Note 附註	2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Revenue	收入			
Reportable segment revenue	報告分部收入		**102,642**	93,606
Elimination of inter-segment revenue	分部間的收入抵銷		**(1,159)**	(899)
Reclassification of expired sales in advance of carriage	逾期票證結算的重分類	5(i)	**495**	309
Reclassification of sales tax	銷售稅的重分類	(ii)	**(2,464)**	(2,621)
Consolidated revenue	合併收入		**99,514**	90,395

48 Segmental reporting (continued)

48 分部資料(續)

(c) Reconciliations of reportable segment revenue, profit, assets and liabilities arising from different accounting policies (continued)

(c) 按不同會計政策編製的報告分部收入、分部利潤、分部資產及分部負債之差異調節表(續)

		Note 附註	2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Profit	利潤			
Reportable segment profit before taxation	報告分部税前利潤		**4,222**	6,148
Unallocated amounts	未分配數額		**526**	720
Losses on lump sum housing benefits	次性付款住房補貼款損失	(iii)	**(14)**	(26)
Adjustments arising from an associate's business combination under common control	聯營公司的同 控制下企業合併調整	(iv)	**(1)**	–
Capitalisation of exchange difference of specific loans	專項借款匯兑損益的資本化調整	(v)	**3**	87
Government grants	撥款轉入	(vi)	**2**	1
Consolidated profit before taxation	合併税前利潤		**4,738**	6,930

		Note 附註	2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Assets	資產			
Reportable segment assets	報告分部資產		**139,928**	124,078
Elimination of inter-segment balances	分部間的應收/應付餘額抵銷		**(313)**	(335)
Unallocated amounts	未分配數額		**2,879**	5,517
Losses on lump sum housing benefits	次性付款住房補貼款損失	(iii)	**–**	14
Adjustments arising from an associate's business combination under common control	聯營公司的同 控制下企業合併調整	(iv)	**10**	–
Capitalisation of exchange difference of specific loans	專項借款匯兑損益的資本化調整	(v)	**218**	215
Government grants	撥款轉入	(vi)	**(225)**	(37)
Effect of the above adjustments on taxation	以上調整對税務的影響		**(43)**	(40)
Consolidated total assets	合併總資產		**142,454**	129,412

財務報表附註
Notes to the financial statements

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

48 Segmental reporting (continued)

48 分部資料(續)

(c) Reconciliations of reportable segment revenue, profit, assets and liabilities arising from different accounting policies (continued)

(c) 按不同會計政策編製的報告分部收入、分部利潤、分部資產及分部負債之差異調節表(續)

		Note 附註	2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Liabilities	**負債**			
Reportable segment liabilities	報告分部負債		**103,211**	91,956
Elimination of inter-segment balances	分部間的應收/應付餘額抵銷		**(313)**	(335)
Government grants	撥款轉入	(vi)	**(190)**	–
Effect of the above adjustments on taxation	以上調整對税務的影響		**12**	14
Consolidated total liabilities	合併總負債		**102,720**	91,635

Notes:

(i) In accordance with the PRC GAAP, expired sales in advance of carriage are recorded under non-operating income. Under IFRSs, such income is recognised in revenue as other operating revenue.

(ii) In accordance with the PRC GAAP, business tax and surcharge is separately disclosed rather than deducted from revenue under IFRSs.

(iii) In accordance with the PRC GAAP, losses on the lump sum housing benefits executed by CSAHC are charged to retained profits as of 1 January 2001 pursuant to the relevant regulations. Under IFRSs, losses on lump sum housing benefits are initially deferred and charged to the income statement, over the vesting benefit periods stipulated by the relevant contracts.

(iv) In accordance with the PRC GAAP, the Company and its associate account for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. Accordingly, adjustments are made to the associate's financial statements in regards of business combination under common control so that to conform with the accounting policy of the Company when the associate's financial statements are used by the Company in applying the equity method when preparing its financial statements in accordance with IFRSs.

(v) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

(vi) In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined on official documents as part of "capital reserves", are credited to capital reserves. Otherwise, government grants related to assets are recognised as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

附註:

(i) 根據中國會計準則,逾期票證結算按有關規定記入營業外收入。按照國際財務報告準則,上述逾期票證結算則記入其他經營收入。

(ii) 根據中國會計準則,營業税及附加費是單獨列報而按照國際財務報告準則從收入中扣除後列報。

(iii) 根據中國會計準則,本公司由南航集團統籌的一次性住房補貼款按有關規定記入2001年1月1日未分配利潤。按照國際財務報告準則,上述一次性住房補貼款於初始確認時予以遞延並在有關合同所規定的歸屬受益期內分攤至相關會計期間列支處理。

(iv) 根據中國會計準則,本公司及其聯營公司在同一控制下的企業合併取得的子公司的資產和負債,按照賬面價值計量,與支付的合併對價的差額調整股東權益,本公司按權益法核算並相應調整股東權益。根據國際財務報表準則,對合併中取得的子公司的資產和負債,按照公允價值計量,因此,本公司在按權益法核算時,對該聯營公司的報表按照與本公司國際財務報告準則會計政策一致的原則進行了調整。

(v) 根據中國會計準則,外幣專門借款本金及利息的匯兑差額,應當予以資本化,計入符合資本化條件的資產的成本。根據國際財務報告準則,除了作為利息費用調整的外幣借款產生的匯兑差額部分可予以資本化外,其他均計入當期損益。

(vi) 根據中國會計準則,政府撥入的投資補助等專項撥款中若國家相關規定作為資本公積處理的,本公司將其記入資本公積,否則,與資產相關的政府補助於初始確認時予以遞延並在相關資產的使用壽命內按直線法攤銷計入當期損益。而按照國際財務報告準則的規定,與購買固定資產相關的政府補助應沖減相關資產的成本。

(Expressed in Renminbi)

49 Supplementary information to the consolidated cash flow statement

Non-cash transactions – acquisition of aircraft
During the year ended 31 December 2012, aircraft acquired under finance leases amounted to RMB8,178 million (2011: RMB3,390 million).

50 Financial risk management and fair values

The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course of business. The Group's exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a) Liquidity risk

As at 31 December 2012, the Group's current liabilities exceeded its current assets by RMB31,944 million. For the year ended 31 December 2012, the Group recorded a net cash inflow from operating activities of RMB11,704 million, a net cash outflow from investing activities of RMB12,153 million and a net cash inflow from financing activities of RMB668 million, which in total resulted in a net increase in cash and cash equivalents of RMB219 million.

In 2013 and thereafter, the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at 31 December 2012, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB173,162 million (2011: RMB127,448 million), of which approximately RMB60,369 million (2011: RMB36,414 million) was utilised. The directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2013. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital, capital expenditure requirements and dividend payments of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned bank financing which may impact the operations of the Group during the next twelve-month period. The directors of the Company are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

49 合併現金流量表的補充資料

非現金交易－購買飛機
截至2012年12月31日止年度，以融資性租賃購入之飛機金額為人民幣81.78億元(2011年：人民幣33.90億元)。

50 財務風險管理及公允價值

本集團在正常業務經營過程中承受流動資金、利率、外匯、信貸及燃油價格風險。本集團承受的此等風險及本集團用以管理此等風險的財務風險管理政策如下：

(a) 流動資金風險

於2012年12月31日，本集團的淨流動負債為人民幣319.44億元。截至2012年12月31日止年度，本集團錄得的經營活動現金淨流入為人民幣117.04億元，投資活動的淨現金流出為人民幣121.53億元，融資活動的淨現金流入為人民幣6.68億元，導致現金及現金等價物增加人民幣2.19億元。

就2013年及以後年度，本集團的流動資金狀況主要取決於本集團維持足夠營運現金淨流入以應付償還到期債務之能力及本集團取得外部融資以應付未來已承擔的資本性開支之能力。於2012年12月31日，本集團獲得多家國內銀行及金融機構的貸款安排，提供最高約人民幣1,731.62億元(2011年：人民幣1,274.48億元)的銀行融資，其中約人民幣603.69億元已被使用(2011年：人民幣364.14億元)。本公司董事相信本集團有足夠的融資以應所需。

本公司董事對本集團截至2013年12月31日止12個月的現金流量預測進行了詳盡的審閱。根據這些預測，董事認為本集團的流動資金足以應付該期間的營運資金及資本性開支及股息支付需求。在編製現金流量預測時，董事已充分考慮了本集團的歷史現金需求和其他主要因素，其中包括上述可能會影響本集團未來12個月期間營運的貸款的充裕程度。本公司董事認為，現金流量預測所包括的假設及敏感度是合理的。但是鑑於所有假設受不明朗因素所限，部分或全部的假設是有可能不會實現的。

(Expressed in Renminbi)

50 Financial risk management and fair values (continued)

(a) Liquidity risk (continued)

As at 31 December 2012, the contractual maturities at the end of financial years of the Group's bank and other loans, obligations under finance leases, trade payables and amounts due to related companies are disclosed in Notes 34, 35, 36 and 38, respectively. During the year ended 31 December 2011, the Group had forward foreign exchange contracts, of which the outflow amounted to RMB65 million and inflow amounted to RMB53 million. All forward foreign contracts were fully settled in 2011. As at 31 December 2012, the Group had no outstanding forward foreign exchange contract.

(b) Interest rate risk

The interest rates and maturity information of the Group's bank and other loans and obligations under finance leases are disclosed in Notes 34 and 35, respectively.

At 31 December 2012, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Group's profit after tax and retained profits by approximately RMB307 million (2011: RMB245 million). Other components of consolidated equity would not be affected (2011: Nil) by the changes in interest rates.

The sensitivity analysis above indicates the instantaneous change in the Group's profit after tax and retained profits and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the Group's profit after tax (and retained profits) and other components of consolidated equity is estimated as an annualised impact on interest expense or income of such a change in interest rates. The analysis is performed on the same basis for 2011.

50 財務風險管理及公允價值(續)

(a) 流動資金風險(續)

於2012年12月31日,本集團的銀行及其他貸款、融資性租賃負債、應付賬款及應付關聯公司款項的於各年度末的未經折現的合約現金流已分別於附註34、35、36及38披露。在截至2011年12月31日止年度,本集團履行遠期外匯交易合約的現金流出為人民幣0.65億元及現金流入為人民幣0.53億元。本集團的遠期外匯交易合約均於2011年到期並結算。截至2012年12月31日,本集團沒有未履行的遠期外匯交易合同。

(b) 利率風險

本集團銀行及其他貸款及融資性租賃債務的利率和還款期資料,分別載於附註34及35。

截至2012年12月31日,在其他因素不變情況下,假定利率增加/減少100個基點,將會導致本集團稅後利潤及留存利潤減少/增加約為人民幣3.07億元(2011年:人民幣2.45億元)。合併權益的其他組成部分不受利率變動的影響(2011年:無)。

上述敏感性分析是基於假設報告期末利率發生變動,並應用於重新計量本集團於報告期末所持有承受公允價值利率風險的金融工具而導致本集團稅後利潤及留存利潤及合併權益的其他組成部分的即時改變。對於本集團於報告期末所持有的浮動利率非衍生工具產生的現金流量利率風險敞口,本集團的稅後利潤及留存利潤及合併權益的其他組成部份的影響是假設該利率的改變導致利息費用或收入的年度變動。該分析與2011年的分析基礎 致。

(Expressed in Renminbi)

50 Financial risk management and fair values (continued)

(c) Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group's obligations under finance leases (Note 35), bank and other loans (Note 34) and operating lease commitments (Note 51(b)) are denominated in foreign currencies, principally US dollars, Singapore dollars and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency liabilities generally exceed its foreign currency assets.

The exchange rate of Renminbi to US dollar is set by the PBOC and had fluctuated within a narrow band prior to 21 July 2005. Since then, a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies has been used and the US dollar exchange rate has gradually declined against Renminbi.

The following table indicates the instantaneous change in Group's profit after tax and retained profits that would arise if foreign exchange rates to which the Group has significant exposure at the beginning of the financial year had changed at that date, assuming all other risk variables remained constant.

50. 財務風險管理及公允價值（續）

(c) 外滙風險

人民幣不可自由兑換成外幣。所有涉及人民幣的外匯交易必須通過中國人民銀行或其他獲授權買賣外匯的機構或交換中心進行。

本集團大部分的融資性租賃負債(附註35)、銀行及其他貸款(附註34)以及經營性租賃承擔(附註51(b))均以外幣為單位，主要是美元、新加坡元及日元。由於本集團的外幣負債 般都高於外幣資產，故此人民幣兑外幣的貶值或升值都會對本集團的業績構成重大影響。

2005年7月21日前，人民幣對美元的匯率由中國人民銀行制定，匯率在 定範圍內窄幅波動。其後由於實行以市場供求為基礎並參考 籃子貨幣進行調節的有管理浮動匯率制度，美元對人民幣匯率因而逐步回落。

於報告期初，在其他因素不變的情況下，以下為對本集團有重大影響的外幣在發生可能的合理匯率變動時對本集團的稅後利潤及留存利潤的影響。

50 Financial risk management and fair values (continued)

50 財務風險管理及公允價值(續)

(c) Foreign currency risk (continued)

(c) 外滙風險(續)

		2012		2011	
		Appreciation/ (depreciation) of Renminbi against foreign currency 人民幣對外幣升值/(貶值)	**Increase/ (decrease) on profit after tax and retained profits 對稅後利潤和留存利潤的增加/(減少) RMB million 人民幣百萬元**	Appreciation/ (depreciation) of Renminbi against foreign currency 人民幣對外幣升值/(貶值)	Increase/ (decrease) on profit after tax and retained profits 對稅後利潤和留存利潤的增加/(減少) RMB million 人民幣百萬元
United States Dollars	美元	**2%**	**1,033**	2%	912
		(2%)	**(1,033)**	(2%)	(912)
Singapore Dollars	新加坡元	**2%**	**8**	2%	8
		(2%)	**(8)**	(2%)	(8)
Japanese Yen	日元	**10%**	**125**	–	–
		(10%)	**(125)**	–	–

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities' profit after tax and retained profits measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the financial year for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments and lease commitments and obligations held by the Group which expose the Group to foreign currency risk at the end of the financial year, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group's presentation currency. The analysis is performed on the same basis for 2011.

上表呈列的分析結果為本集團各實體按各自功能貨幣計量的稅後損益及權益，在為呈列而按報告期末的匯率換算為人民幣時，對有關損益及權益的整體即時影響。

敏感度分析假設已採用變動匯率重新計量本集團於報告期末持有而導致本集團承受外匯風險的金融工具及租賃承擔及負債，包括按貸款人或借款人功能貨幣以外貨幣計值的集團內公司間應付款項及應收款項。該分析不包括換算海外業務財務報表為本集團呈報貨幣所產生的差額。該分析與2011年的分析基礎一致。

(Expressed in Renminbi)

50 Financial risk management and fair values (continued)

(d) Credit risk

The Group's credit risk is primarily attributable to cash and cash equivalents and trade receivables.

Substantially all of the Group's cash and cash equivalents are deposited with PRC financial institutions, which management believes are of high credit quality.

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlement Plan ("BSP"), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at 31 December 2012, the balance due from BSP agents amounted to RMB887 million (2011: RMB923 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the allowance for impairment of doubtful debts is within management's expectations. Further quantitative disclosures in respect of the Group's exposure to credit risk arising from trade receivables is set out in Note 31.

(e) Jet fuel price risk

The Group's results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. A reasonable possible increase/decrease of 10% (2011: 10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB3,740 million (2011: RMB3,268 million). The sensitivity analysis indicates the instantaneous change in the Group's fuel cost that would arise assuming that the change in fuel price had occurred at the beginning of the financial year.

50. 財務風險管理及公允價值（續）

(d) 信貸風險

本集團的信貸風險主要來自於現金及現金等價物及應收賬款。

本集團的現金及現金等價物幾乎全部存放於中國的金融機構。管理層相信這些是高質量的信貸資產。

本集團大部分的機票是由參與國際航空協會組織的「開賬與結算計劃」的代理人銷售，其信用風險不大。開賬與結算計劃為航空公司及銷售代理人之間的結算系統。於2012年12月31日，本集團應收開賬與結算計劃的代理人結餘為人民幣8.87億元（2011年：人民幣9.23億元）。本集團持續關注應收開賬與結算計劃的代理人及其餘應收賬款餘額的信用風險。本集團持續對客戶的財務狀況進行信用評估，呆賬減值虧損維持於管理層預期的數額內。應收賬款相關的信用風險的進 步定量披露，載於附註31。

(e) 燃油價格風險

由於航油為本集團 項主要營運支出，因此本集團的業績極受航油價格波動所影響。在航油消耗量及所有其他變數保持不變的情況下，航油價格可能合理上升／降低10%（2011年：10%），本集團航油成本將增加／減少約人民幣37.40億元（2011年：人民幣32.68億元）。敏感度分析假設於報告期初航油價格已變動而導致本集團航油成本的即時變動。

50 Financial risk management and fair values (continued)

50 財務風險管理及公允價值(續)

(f) Fair value

(i) Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the end of financial period across the three levels of the fair value hierarchy defined in IFRS 7, *Financial Instruments: Disclosures*, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

- Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments
- Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data
- Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

(f) 公允價值

(i) 以公允價值計量的金融工具

以下表格呈報了報告期末根據國際財務報告準則第7號「*金融工具：披露*」中所定義的三個公允價值級別劃分的以公允價值計量的金融資產，而每種金融工具則完全基於對計量其公允價值具有重大意義的參數的最低級別來分類。有關等級詳情如下：

- 第1級(最高等級)：參照活躍市場中相同金融工具的報價(未經調整)計算公允價值
- 第2級：參照活躍市場中類似金融工具的報價，或全部重要參數直接或間接基於可觀察市場數據的估值技術，計算公允價值
- 第3級(最低等級)：任何重要參數並非基於可觀察市場數據的估值技術計算公允價值

		The Group 本集團				The Company 本公司			
		Level 1 第一級 RMB million 人民幣百萬元	Level 2 第二級 RMB million 人民幣百萬元	Level 3 第三級 RMB million 人民幣百萬元	Total 合計 RMB million 人民幣百萬元	Level 1 第一級 RMB million 人民幣百萬元	Level 2 第二級 RMB million 人民幣百萬元	Level 3 第三級 RMB million 人民幣百萬元	Total 合計 RMB million 人民幣百萬元
2012									
Assets	**資產**								
Available-for-sale equity securities:	可供出售金融資產								
– Listed	–上市	**69**	**–**	**–**	**69**	**22**	**–**	**–**	**22**
2011									
Assets	**資產**								
Available-for-sale equity securities:	可供出售金融資產								
– Listed	–上市	64	–	–	64	21	–	–	21

(Expressed in Renminbi)

50 Financial risk management and fair values (continued)

(f) Fair value (continued)

(i) *Financial instruments carried at fair value (continued)*
During the years ended 31 December 2012 and 2011, there were no significant transfers between instruments in Level 1 and Level 2.

Fair value of available-for-sale securities is based on quoted market prices at the end of the financial year without any deduction for transaction costs.

(ii) Non-current investments represent unlisted equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be measured reliably.

(iii) Amounts due from/to related companies are unsecured, interest-free and have no fixed terms of repayment. Given these terms, it is not meaningful to disclose fair values of these balances.

(iv) All other financial instruments, including trade and other receivables, trade and other payables, are carried at amounts not materially different from their fair values as at 31 December 2012 and 31 December 2011.

50 財務風險管理及公允價值（續）

(f) 公允價值（續）

(i) *以公允價值計量的金融工具（續）*
2012年及2011年沒有第1級和第2級之間的重大重新分類。

可供出售金融資產的公允價值以報告期末未扣除任何交易成本的公開市場報價計量。

(ii) 非流動投資為於中國成立之公司的可供出售的非上市股權證券，由於並沒有這些股權證券的市場報價資料，因此，不能對其公允價值作出合理估計。

(iii) 應收／應付關聯公司款項的結餘是無抵押、免息及沒有固定還款期限。因此，披露估計其公允價值並沒有意義。

(iv) 於2012年12月31日及2011年12月31日，應收賬款及其他應收款項、應付及其他應付款項等其他金融工具的賬面價值與公允價值無重大差異。

財務報表附註
Notes to the financial statements

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

51 Commitments

51 承諾事項

(a) Capital commitments

Capital commitments outstanding at 31 December 2012 not provided for in the financial statements were as follows:

(a) 資本承擔

於2012年12月31日，本集團及本公司的資本承擔如下：

		The Group 本集團		The Company 本公司	
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	**2012 RMB million 人民幣百萬元**	2011 RMB million 人民幣百萬元
Commitments in respect of aircraft and flight equipment	**就飛機及飛行設備的承擔**				
– authorised and contracted for	–已授權已訂約	**71,309**	61,250	**44,340**	42,739
		71,309	61,250	**44,340**	42,739
Investment commitments	**投資承擔**				
– authorised and contracted for	–已授權已訂約				
– capital contributions to a subsidiary	–對子公司的投資承擔	**120**	120	**120**	120
– capital contributions for acquisition of interests in associates	–購買聯營公司股權的投資承擔	**119**	119	**119**	119
– share of capital commitments of a jointly controlled entity	–應佔合營公司的的資本承擔	**113**	27	**113**	27
		352	266	**352**	266
– authorised but not contracted for	–已授權但未訂約				
– share of capital commitments of a jointly controlled entity	–應佔合營公司的的資本承擔	**218**	–	**218**	–
		570	266	**570**	266
Other commitments	**其他承擔**				
– authorised and contracted for	–已授權已訂約	**1,406**	1,534	**1,228**	1,358
– authorised but not contracted for	–已授權但未訂約	**2,414**	2,256	**1,462**	1,001
		3,820	3,790	**2,690**	2,359
		75,699	65,306	**47,600**	45,364

51 Commitments (continued)

51 承諾事項(續)

(a) Capital commitments (continued)

As at 31 December 2012, the Group placed orders for 195 aircraft, which are scheduled for deliveries from 2013 to 2019. Advance payments of RMB17,333 million have been made towards the purchase of these aircraft and related equipment. As at 31 December 2012, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and flight equipment are as follows:

(a) 資本承擔(續)

於2012年12月31日，本集團有195架飛機及飛行設備已訂購但未交付。這些飛機及飛行設備預期於2013年至2019年期間交付，本集團已就購買有關飛機及相關設備支付了人民幣173.33億元預付款。於2012年12月31日，就購置這些飛機及飛行設備，包括預計交付日的估計價格提升，在未來的付款總額如下：

		The Group 本集團		The Company 本公司	
		2012	2011	**2012**	2011
		RMB million 人民幣百萬元	RMB million 人民幣百萬元	**RMB million 人民幣百萬元**	RMB million 人民幣百萬元
2012	2012年	**–**	19,014	**–**	15,466
2013	2013年	**23,671**	19,673	**20,256**	16,381
2014	2014年	**19,951**	13,328	**13,491**	8,104
2015	2015年	**14,990**	8,580	**7,964**	2,788
2016	2016年	**6,589**	655	**2,629**	–
2017 and afterwards	2017年及以後年度	**6,108**	–	**–**	–
		71,309	61,250	**44,340**	42,739

(b) Operating lease commitments

As at 31 December 2012, the total future minimum lease payments under non-cancellable operating leases in respect of properties, aircraft and flight equipment are as follows:

(b) 經營性租賃承擔

於2012年12月31日，就不可撤銷的物業、飛機及飛行設備的經營性租賃以後應支付的最低租賃付款總額如下：

		The Group 本集團		The Company 本公司	
		2012	2011	**2012**	2011
		RMB million 人民幣百萬元	RMB million 人民幣百萬元	**RMB million 人民幣百萬元**	RMB million 人民幣百萬元
Payments due	於下列期間應付的租賃費用				
Within 1 year	1年內	**4,110**	4,369	**3,357**	3,613
After 1 year but within 5 years	1年以上但5年以內	**12,532**	13,283	**10,657**	10,883
After 5 years	5年以上	**5,519**	7,487	**5,160**	6,886
		22,161	25,139	**19,174**	21,382

(Expressed in Renminbi)

52 Contingent liabilities

(a) The Group leased certain properties and buildings from CSAHC which are located in Guangzhou, Wuhan and Haikou and other PRC cities. These properties and buildings lack adequate documentation evidencing CSAHC's rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group's right to use the properties and buildings.

(b) The Group entered into agreements with its pilot trainees and certain banks to provide guarantee on personal bank facilities in relation to the individual flight training tuitions amounting to RMB581 million as at 31 December 2012 (2011: RMB395 million). As at 31 December 2012, RMB398 million were withdrawn by the trainees and therefore guaranteed by the Group (2011: RMB293 million). During the year, the Group has paid RMB3 million (2011: RMB4 million) to the banks due to the default of payments of certain pilot trainees.

(c) The Company received a claim on 11 July 2011 from an overseas entity (the "claimant") against the Company for the alleged breach of certain terms and conditions of an aircraft sale agreement. The claimant has made a claim against the Company for an indemnity of USD46 million or for the refund of the down payments of USD12 million, and the interest thereon which is calculated in accordance with Clause 35A, United Kingdom Supreme Court Act 1981. The claim is still being investigated and the directors are of the opinion that the claim is without merit and the Company has involved its legal advisor to defend the claim and filed a defense to the claimant declining all the claims and made a counter claim for an indemnity of around USD34 million caused by the claimant's non-execution of the aircraft sale agreement. During the year, the claimant subsequently changed its claim for the refund of the down payment of USD12 million to USD13 million. The directors are of the opinion that an outflow of resource embodying economic benefits is not probable to occur.

52 或有負債

(a) 本集團向南航集團租用位於廣州、武漢、海口和中國其他城市的若干房屋及建築物。南航集團就這些房屋及建築物缺乏充分的產權證明。

根據本集團與南航集團於1997年5月22日簽訂的賠償協議，南航集團同意就本集團因上述房屋和建築物的使用權受到質疑而引致的任何損失和損害，向本集團作出賠償。

(b) 本集團同意向飛行學員飛行培訓費之個人貸款提供連帶責任擔保，總額為人民幣5.81億元(2011年：人民幣3.95億元)。截至2012年12月31日，相關銀行已向部分飛行學員發放貸款合計人民幣3.98億元(2011年：人民幣2.93億元)。於本年度，本集團由於被擔保飛行學員未按時還貸而履行擔保責任的還貸金額為人民幣300萬元(2011年：人民幣400萬元)。

(c) 本公司於2011年7月11日正式收到一家境外公司(「原告」)因飛機銷售合同糾紛起訴本公司的訴狀，要求本公司支付0.46億美元損害賠償金或者歸還其支付的0.12億美元預付款，並根據英國1981最高法院法第35A款計算上述金額利息。此訴訟仍處於調查階段，本公司董事認為對方的訴訟請求並不合理，並已聘請法律顧問應訴。本公司已經提交抗辯與反訴書，否認上述訴訟，同時反訴原告未按照飛機銷售合同的約定按期支付購買飛機款項造成違約，並要求原告支付約0.34億美元損害賠償金。原告於本年度對原訴狀作出更改，將要求本公司歸還的預付款金額由0.12億美元修改為0.13億美元。本公司董事認為該訴訟屬於不是很可能導致經濟效益流出本集團的事項。

(Expressed in Renminbi)

53 Non-adjusting events after the financial year end

(a) On 31 October 2012, the Board approved the proposal of issuance of ultra-short-term financing bills in the PRC in the principal amount of up to RMB10 billion with the authorization given by the Extraordinary General Meeting of the Company. The ultra-short-term financing bills are to be used to fund the operating activities of the Company. On 8 February 2013, the Company issued ultra-short-term financing bills with total face value of RMB500 million, with a maturity period of 180 days and coupon interest rate of 3.9%.

(b) On 26 March 2013, the directors proposed a final dividend in respect of the year ended 31 December 2012. Further details are disclosed in Note 45(b).

54 Immediate and ultimate controlling party

As at 31 December 2012, the directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAHC, a state-owned enterprise established in the PRC. CSAHC does not produce financial statements available for public use.

55 Accounting judgements and estimates

The Groups' financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the financial statements. In addition to the assumptions and estimates regarding provision for early retirement benefits and fair value measurements of financial instruments disclosed in Note 42 and Note 50(f) respectively, the Group believes the following critical accounting policies also involve the most significant judgements and estimates used in the preparation of the financial statements.

53 資產負債表日後非調整事項

(a) 於2012年10月31日，董事會經本公司臨時股東大會授權，審議通過同意在中國發行不超過人民幣100億元的超短期融資券。超短期融資券募集資金主要用於滿足運營資金需求。於2013年2月8日，本公司發行超短期融資券，總面值為人民幣5億元，期限為180天，票面利率為3.9%。

(b) 董事會於2013年3月26日提議派發2012年度末期股息。詳情於附註45(b)進行披露。

54 母公司及最終控股公司

於2012年12月31日，本公司之董事認為在中國成立的國有企業南航集團為本集團的直接母公司及最終控股公司。南航集團無提供可供公眾使用的財務報表。

55 會計估計及判斷

本集團的財政狀況與經營業績容易受到與編制財務報表有關的會計方法、假設及估計所影響。本集團依據歷史經驗和認為合理的其他不同假設作為相關假設和估計的基礎，而這些經驗和假設均為對未能從其他來源確定的事宜作出判斷的基準，管理層會持續對這些估計作出評估。由於實際情況、環境和狀況的改變，實際業績可能有別於這些估計。

在審閱財務報表時，需要考慮的因素包括重要會計政策的選擇、對應用這些政策產生影響的判斷及其他不明朗因素，以及已呈報業績對狀況和假設變動的敏感程度等。除了分別於附註42及附註50(f)提及的提早退休福利準備、金融工具的公允價值計量以外，本集團相信下列重要會計政策亦涉及編製財務報表時最重要的判斷和估計。

55 Accounting judgements and estimates (continued)

(a) Impairment of long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered "impaired", and an impairment loss may be recognised in accordance with IAS 36, Impairment of Assets. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the fair value less costs to sell and value in use. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to the level of traffic revenue and the amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of traffic revenue and amount of operating costs.

(b) Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The Group reviews the estimated useful lives of assets annually in order to determine the amount of depreciation expense to be recorded during any financial year. The useful lives are based on the Group's historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

55 會計估計及判斷(續)

(a) 長期資產減值

如果經營環境預示長期資產的預期可收回金額低於它的賬面淨值，應當對此資產考慮減值，並按國際會計準則第36號資產減值的規定，確認減值虧損。本集團定期審閱長期資產的賬面價值，判斷預期可收回金額是否低於賬面價值。當經營事件或環境顯示資產的預期可回收金額可能低於它們的賬面價值時，本集團對這些資產進行減值測試。當減值確實發生時，資產的賬面值將調整至預期可收回金額。可收回金額是以公允價值減去處置費用與使用價值兩者中的較高者計算。在釐定使用價值時，資產所產生的預期現金流量會折現至其現值，因而需要對運輸收入和經營成本作出重大判斷。本集團在釐定與可收回金額相若的合理數額時會採用所有可供使用的資料，包括根據合理和可支持的假設所作出對運輸收入和經營成本的預測和估計。

(b) 折舊

物業、廠房及設備在考慮其估計殘值後，於預計可使用年限內按直線法計提折舊。本集團每年審閱資產的預計可使用年限以決定記錄於各個報告期的折舊金額。預計可使用年限是本集團根據同類資產的以往經驗並結合預期的技術的改變釐定。如果以前的估計發生重大變化，則會在未來期間對折舊費用進行調整。

55 Accounting judgements and estimates (continued)

(c) Provision for major overhauls

Provision for the cost of major overhauls for airframes and engines under operating leases is accrued and charged to the income statement over the estimated overhaul period. This requires estimation of the expected overhaul cycle and overhaul cost, which are based on the historical experience of actual cost incurred for overhauls of airframes and engines of the same or similar types. Different estimates could significantly affect the estimated provision and the results of operations.

(d) Frequent flyer revenue

The amount of revenue attributable to the mileages earned by the members of the Group's frequent flyer award programmes is estimated based on the fair value of the mileages awarded and the expected redemption rate. The fair value of the mileages awarded is estimated by reference to external sales. The expected redemption rate was estimated based on historical experience, future redemption pattern and programme design.

55 會計估計及判斷(續)

(c) 大修準備

在負有大修責任的期間，按預計支出對以經營租賃方式持有的飛機計提機身及發動機大修準備。本集團基於歷史維修成本，對相同或類似型號的機身及發動機的大修週期及可能發生的大修成本進行估計。不同的估計可能會影響計提的大修準備及當期損益。

(d) 源自常旅客里程獎勵計劃的收入

常旅客里程獎勵計劃授予會員的獎勵里程部份的收入是基於單位獎勵里程的公允價值和獎勵里程兌換率進行估計。單位獎勵里程的公允價值參考了平均票價。獎勵里程兌換率是根據歷史兌換率，並考慮未來年度預計兌換的情況及相關的兌換政策確定的。

(Expressed in Renminbi)

56 Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2012

Up to the date of issue of these financial statements, the IASB has issued a number of amendments and five new standards which are not yet effective for the year ended 31 December 2012 and which have not been adopted in these financial statements.

56 截至2012年12月31日止會計年度已頒佈但未生效的新訂及經修訂的會計準則和詮釋的可能影響

截至本財務報表發出日，國際會計準則委員會頒佈了若干尚未在截至2012年12月31日止年度會計期間生效的修訂及五項新訂的會計準則。因此，本財務報表中並未採用這些會計準則和詮釋。

	Effective for accounting periods beginning on or after 生效的會計期間起始日
Amendments to IAS 1, *Presentation of financial statements – Presentation of items of other comprehensive income* 國際會計準則第1號修訂，*財務報表的呈列其他綜合收益的呈列的修訂*	1 July 2012 2012年7月1日
IFRS 10, *Consolidated financial statements* 國際財務報告準則第10號，*合併財務報表*	1 January 2013 2013年1月1日
IFRS 11, *Joint arrangements* 國際財務報告準則第11號，*共同安排*	1 January 2013 2013年1月1日
IFRS 12, *Disclosure of interests in other entities* 國際財務報告準則第12號，*其他實體的權益披露*	1 January 2013 2013年1月1日
IFRS 13, *Fair value measurement* 國際財務報告準則第13號，*公允值計量*	1 January 2013 2013年1月1日
IAS 27, *Separate financial statements (2011)* 國際會計準則第27號，*獨立財務報表(2011)*	1 January 2013 2013年1月1日
IAS 28, *Investments in associates and joint ventures* 國際會計準則第28號，*於聯營及合營企業投資*	1 January 2013 2013年1月1日
Revised IAS 19, *Employee benefits* 國際會計準則第19號(修訂)，*員工福利*	1 January 2013 2013年1月1日
Annual Improvements to IFRSs 2009-2011 Cycle *2009-2011年期間國際財務報告準則年度修訂*	1 January 2013 2013年1月1日
Amendments to IFRS 7, *Financial instruments: Disclosures – Disclosures – Offsetting financial assets and financial liabilities* 國際財務報告準則第7號修訂，*金融工具：披露－披露－金融資產和金融負債抵銷的修訂*	1 January 2013 2013年1月1日
Amendments to IAS 32, *Financial instruments: Presentation – Offsetting financial assets and financial liabilities* 國際會計準則第32號修訂，*金融工具：列報－金融資產和金融負債抵銷的修訂*	1 January 2014 2014年1月1日
IFRS 9, *Financial instruments* *國際財務報告準則第9號，金融工具*	1 January 2015 2015年1月1日

(Expressed in Renminbi)

56 Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2012 (continued)

The Group is in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the consolidated financial statements except for the following:

IFRS 10, *Consolidated financial statements*

IFRS 10 replaces the requirements in IAS 27, *Consolidated and separate financial statements* relating to the preparation of consolidated financial statements. It introduces a single control model to determine whether an investee should be consolidated, by focusing on whether the entity has power over the investee, exposure to variable returns from its involvement with the investee and the ability to use its power to affect the amount of those returns.

The application of IFRS 10 is not expected to change any of the control conclusions reached by the Group in respect of its involvement with other entities as at 1 January 2013. However, it may in the future result in investees being consolidated which would not have been consolidated under the Group's existing policies or vice versa.

56 截至2012年12月31日止會計年度已頒佈但未生效的新訂及經修訂的會計準則和詮釋的可能影響(續)

本集團正在評估首次使用此等新頒佈及經修訂的國際財務報告準則產生的影響。截止至目前，本集團認為除下述外，採用上述會計準則及修訂不會對本集團的經營結果及財務報表產生重大影響：

國際財務準則第10號，*合併財務報表*

國際財務報告準則第10號取代了國際會計準則第27號，*合併及獨立財務報表*中關於合併報表的編制要求。該準則採用了單　控制模型來決定被投資單位是否應納入合併範圍，該模型以企業是否有能力影響被投資單位、通過影響而自被投資單位取得回報的風險及是否有能力影響該等回報的金額來判斷是否對被投資單位存在控制關係。

國際財務報告準則第10號的應用將不會改變於2013年1月1日本集團對其投資單位的控制情況。然而，該準則的應用有可能影響將來，導致於現行政策下不屬於合併範圍的成為合併單位，或是原本屬於合併範圍的不再屬於合併範圍內。

(Expressed in Renminbi)

57 Subsidiaries

57 子公司

The following list contains only the particulars of subsidiaries which principally affect the results, assets or liabilities of the Group.

以下為對本集團業績、資產及負債有重要影響的主要子公司之詳情：

Name of company 公司名稱	Place of establishment/ operation 成立／營業地點	Registered capital 註冊資本	Proportion of ownership interest held by the Company 本公司持有的權益	Principal activity 主要業務
Shantou Airlines Company Limited (a) 汕頭航空有限公司(a)	PRC 中國	RMB280,000,000 人民幣280,000,000元	60%	Airline 航空運輸
Chongqing Airlines Company Limited (a) 重慶航空有限責任公司(a)	PRC 中國	RMB1,200,000,000 人民幣1,200,000,000元	60%	Airline 航空運輸
Zhuhai Airlines Company Limited (a) 珠海航空有限公司(a)	PRC 中國	RMB250,000,000 人民幣250,000,000元	60%	Airline 航空運輸
Xiamen Airlines (a) 廈門航空(a)	PRC 中國	RMB5,000,000,000 人民幣5,000,000,000元	51%	Airline 航空運輸
Guizhou Airlines (a) 貴州航空(a)	PRC 中國	RMB180,000,000 人民幣180,000,000元	60%	Airline 航空運輸
Nan Lung International Freight Limited 南龍國際貨運有限公司	Hong Kong 香港	HKD3,270,000 港幣3,270,000元	51%	Freight services 貨運服務
Guangzhou Baiyun International Logistic Company Limited (a) 廣州白雲國際物流有限公司(a)	PRC 中國	RMB50,000,000 人民幣50,000,000元	61%	Logistics operations 物流服務
China Southern Airlines Group Air Catering Company Limited (a) 中國南航集團航空食品有限公司(a)	PRC 中國	RMB10,200,000 人民幣10,200,000元	100%	Air catering 航空配餐
Guangzhou Nanland Air Catering Company Limited (b) 廣州南聯航空食品有限公司(b)	PRC 中國	RMB120,000,000 人民幣120,000,000元	55%	Air catering 航空配餐
Xinjiang Civil Aviation Property Management Limited (a) 新疆民航實業管理有限責任公司(a)	PRC 中國	RMB251,332,832 人民幣251,332,832元	51.84%	Property management 物業管理
Beijing Southern Airlines Ground Services Company Limited (a) 北京南航地面服務有限公司(a)	PRC 中國	RMB18,000,000 人民幣18,000,000元	100%	Airport ground services 地面服務

(a) These subsidiaries are PRC limited liability companies.

(b) This subsidiary is a Sino-foreign equity joint venture company established in the PRC.

(c) Certain subsidiaries of the Group are PRC joint ventures which have limited terms pursuant to the PRC law.

(a) 這些子公司為中國的有限責任公司。

(b) 該子公司為在中國成立的中外合資的有限公司。

(c) 本集團若干子公司是根據中國法律以合資模式經營，其經營年期受到限制。

(Expressed in Renminbi)

58 Associates and jointly controlled entities

The particulars of the Group's principal associates and jointly controlled entities as of 31 December 2012 are as follows:

58 聯營公司及合營公司

以下為於2012年12月31日本集團之主要聯營公司及合營公司之詳情：

Name of company 公司名稱	Place of establishment/operation 成立／營業地點	Group's effective interest 本集團的實際權益	Proportion of ownership interest held by 所有權益比率: The Company 由本公司持有	Proportion of ownership interest held by 所有權益比率: Subsidiaries 由本公司子公司持有	Proportion of voting rights held by the Group 本集團持有的投票權	Principal activity 主要業務
GAMECO (a) 廣州維修(a)	PRC 中國	50%	50%	–	50%	Aircraft repair and maintenance services 飛機維修及維護服務
SA Finance 南航財務	PRC 中國	33.98%	21.09%	12.89%	33.98%	Provision of financial services 提供金融服務
Sichuan Airlines 四川航空	PRC 中國	39%	39%	–	39%	Airline 航空運輸
CSA Culture 文化傳媒	PRC 中國	40%	40%	–	40%	Advertising services 廣告製作代理
Zhuhai Xiang Yi (a) 珠海翔翼(a)	PRC 中國	51%	51%	–	50%	Flight simulation services 模擬飛行訓練
Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited (a) 廣州南航中免免稅店有限公司(a)	PRC 中國	50%	50%	–	50%	Sales of duty free goods in flight 機上免稅貨品銷售
Flying College (a)	Australia 澳大利亞	48.12%	48.12%	–	50%	Pilot training services 飛行員培訓服務

(a) These are jointly controlled entities.

(b) Certain jointly controlled entities of the Group are PRC joint ventures which have limited terms pursuant to the PRC law.

(a) 這些公司為合營公司。

(b) 本集團若干合營公司是根據中國法律以合資模式經營，其經營年期有限。

補充資料
Supplementary Information

(以人民幣為單位)
(Expressed in Renminbi)

Reconciliation statements of differences in financial statements prepared under different GAAPs

本集團按不同準則編製的財務報表差異調節表

(1) The effect of the differences between PRC GAAP and IFRSs on net profit attributable to equity shareholders of the Company is analysed as follows:

(1) 中國會計準則和國際財務報告準則之重大差異對本公司股東應佔淨利潤的影響分析如下：

			The Group 本集團	
			2012 **RMB million** 人民幣百萬元	2011 RMB million 人民幣百萬元
Amounts under PRC GAAP	中國會計準則下的金額		**2,628**	5,075
Adjustments:	調整：			
Losses on lump sum housing benefits	次性付款住房補貼款損失	(a)	**(14)**	(26)
Capitalisation of exchange difference of specific loans	專項借款匯兑損益的資本化調整	(b)	**3**	87
Government grants	撥款轉入	(c)	**2**	1
Adjustments arising from an associate's business combination under common control	聯營公司的同 控制下企業合併調整	(d)	**(1)**	–
Effect of the above adjustments on taxation	以上調整對稅務的影響		**(1)**	(21)
Effect of the above adjustments on non-controlling interests	以上調整對非控股權益的影響		**2**	(6)
Total	合計		**(9)**	35
Amounts under IFRSs	國際財務報告準則下的金額		**2,619**	5,110

(以人民幣為單位)
(Expressed in Renminbi)

Reconciliation statements of differences in financial statements prepared under different GAAPs (continued)

本集團按不同準則編製的財務報表差異調節表(續)

(2) The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows:

(2) 中國會計準則和國際財務報告準則之重大差異對本公司股東應佔權益的影響分析如下：

			The Group 本集團 2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元
Amounts under PRC GAAP	中國會計準則下的金額		**32,740**	32,078
Adjustments:	調整：			
Losses on lump sum housing benefits	次性付款住房補貼款損失	(a)	**–**	14
Capitalisation of exchange difference of specific loans	專項借款匯兑損益的資本化調整	(b)	**218**	215
Government grants	撥款轉入	(c)	**(35)**	(37)
Accumulated loss attributed to non–controlling interests of a subsidiary	子公司非控股權益應承擔的累計超額虧損	(e)	**(23)**	(23)
Adjustment arising from an associate's business combination under common control	聯營公司的同 控制下企業合併調整	(d)	**10**	–
Effect of the above adjustments on taxation	以上調整對稅務的影響		**(55)**	(54)
Effect of the above adjustments on non-controlling interests	以上調整對非控股權益的影響		**(16)**	(18)
Total	合計		**99**	97
Amounts under IFRSs	國際財務報告準則下的金額		**32,839**	32,175

Notes:

(a) In accordance with the PRC GAAP, losses on the lump sum housing benefits executed by CSAHC are charged to retained profits as of 1 January 2001 pursuant to the relevant regulations. Under IFRSs, losses on lump sum housing benefits are initially deferred and charged to the income statement, over the vesting benefit periods stipulated by the relevant contracts.

(b) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

(c) In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserves", are credited to capital reserves. Otherwise, government grants related to assets are recognised as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

註：

(a) 根據中國會計準則，本公司由南航集團統籌的一次性住房補貼款按有關規定記入2001年1月1日未分配利潤。按照國際財務報告準則，上述一次性住房補貼款於初始確認時予以遞延並在有關合同所規定的歸屬受益期內分攤至相關會計期間列支處理。

(b) 根據中國會計準則，外幣專門借款本金及利息的匯兑差額，應當予以資本化，計入符合資本化條件的資產的成本。根據國際財務報告準則，除了作為利息費用調整的外幣借款產生的匯兑差額部分可予以資本化外，其他均計入當期損益。

(c) 根據中國會計準則，政府撥入的投資補助等專項撥款中若國家相關規定作為資本公積處理的，本公司將其記入資本公積，否則，與資產相關的政府補助於初始確認時予以遞延並在相關資產的使用壽命內由直線法攤銷計入當期損益。而按照國際財務報告準則的規定，與購買固定資產相關的政府補助應沖減相關資產的成本。

(以人民幣為單位)
(Expressed in Renminbi)

Reconciliation statements of differences in financial statements prepared under different GAAPs (continued)

Notes: (continued)

(d) In accordance with the PRC GAAP, the Company and its associate account for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. Accordingly, adjustments are made to the associate's financial statements in regards of business combination under common control so that to conform with the accounting policy of the Company when the associate's financial statements are used by the Company in applying the equity method when preparing its financial statements in accordance with IFRSs.

(e) For both PRC GAAP and IFRSs, from 1 January 2010, any losses incurred by a subsidiary will be allocated between the controlling and non-controlling interests in proportion to their interests in that entity, even if this results in a deficit balance within consolidated equity being attributed to the non-controlling interests. Under PRC GAAP, this new accounting policy is being applied retrospectively with previous periods figures restated. Under IFRSs, this new accounting policy is being applied prospectively and therefore previous periods have not been restated.

The financial statements prepared under PRC GAAP were audited by KPMG Huazhen (Special General Partnership), a firm of certified public accountants registered in the People's Republic of China.

本集團按不同準則編製的財務報表差異調節表(續)

註:(續)

(d) 根據中國會計準則,本公司及其聯營公司在同一控制下的企業合併取得的子公司的資產和負債,按照賬面價值計量,與支付的合併對價的差額調整股東權益,本公司按權益法核算並相應調整股東權益。根據國際財務報告準則,對合併中取得的子公司的資產和負債,按照公允價值計量,因此,本公司在按權益法核算時,對該聯營公司的報表按照與本公司國際財務報告準則會計政策一致的原則進行了調整。

(e) 根據中國會計準則及國際財務報告準則,自2010年1月1日起,當子公司非控股權益分擔的當期虧損超過了非控股權益在該子公司期初股東權益中所享有的份額的,其餘額仍沖減非控股權益。根據中國會計準則,該會計政策變更應進行追溯調整,而根據國際財務報告準則,該會計政策變更無需進行追溯調整。

對按中國會計準則編製的財務報表進行審計的機構為:畢馬威華振會計師事務所(特殊普通合夥), 家在中國註冊的會計師事務所。

五年財務摘要
Five Year Summary

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under International Financial Reporting Standards.

下列的合併財務資料是摘錄自本集團按國際財務報告準則編製的合併財務表。

CONSOLIDATED INCOME STATEMENT SUMMARY 合併利潤表摘要

		Year ended 31 December 截至12月31日止年度				
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	2009 RMB million 人民幣百萬元	2008 RMB million 人民幣百萬元
Operating revenue	經營收入	**99,514**	90,395	76,495	54,802	55,288
Operating expenses	營運開支	**(95,877)**	(87,063)	(70,689)	(55,355)	(61,771)
Other net income	其他收入淨額	**1,462**	1,021	476	1,989	833
Operating profit/(loss)	經營利潤／(虧損)	**5,099**	4,353	6,282	1,436	(5,650)
Interest income	利息收入	**235**	179	93	68	103
Interest expense	利息支出	**(1,376)**	(1,067)	(1,265)	(1,497)	(1,987)
Share of associates' results	應佔聯營公司業績	**317**	456	56	69	(12)
Share of jointly controlled entities' results	應佔合營公司業績	**121**	125	112	214	170
Gain on sale of a jointly controlled entity classified as held for sale, net	出售持有待售合營公司投資收益，淨額	**–**	–	1,078	–	–
Exchange gain, net	匯兑收益，淨額	**267**	2,755	1,746	93	2,592
Other non-operating income	其他營業外收入	**75**	129	(13)	45	56
Profit/(loss) before taxation	税前利潤／(虧損)	**4,738**	6,930	8,089	428	(4,728)
Income tax (expense)/benefit	所得税(費用)／收益	**(954)**	(840)	(1,677)	96	(61)
Profit/(loss) for the year	本年利潤／(虧損)	**3,784**	6,090	6,412	524	(4,789)
Attributable to:	以下人士應佔：					
Equity shareholders of the Company	本公司股東	**2,619**	5,110	5,792	327	(4,826)
Non-controlling interests	非控股權益	**1,165**	980	620	197	37
Profit/(loss) for the year	本年利潤／(虧損)	**3,784**	6,090	6,412	524	(4,789)
Earnings/(loss) per share Basic and diluted	每股利潤／(虧損) 基本及攤薄	**RMB0.27**	RMB0.52	RMB0.70	RMB0.05	RMB(0.74)

五年財務摘要
Five Year Summary

CONSOLIDATED STATEMENT OF FINANCIAL POSITION SUMMARY

合併資產負債表摘要

		At 31 December 於12月31日				
		2012 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	2009 RMB million 人民幣百萬元	2008 RMB million 人民幣百萬元
Non-current assets	非流動資產	**125,667**	109,927	95,476	85,199	73,903
Net current liabilities	淨流動負債	**31,944**	24,928	16,466	28,441	32,290
Non-current liabilities and deferred items	非流動負債及遞延項目	**53,989**	47,222	48,694	43,390	32,025
Total equity attributable to equity shareholders of the Company	本公司股東應佔權益	**32,839**	32,175	26,817	10,457	7,130
Non-controlling interests	非控股權益	**6,895**	5,602	3,499	2,911	2,458

本公司董事會、監事會及高級管理人員
The Board of Directors, Supervisory Committee and Senior Management

BOARD OF DIRECTORS

Si Xian Min, aged 55, graduated with an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in 1975. Mr. Si served as the director of the political division of China Southern Airlines Henan Branch; as the party secretary and vice president of Guizhou Airlines Company Limited; as the Deputy Party Secretary and Secretary of the Disciplinary Committee of the Company; and as the Party Secretary of CSAHC Northern Division. He has been the President of the Company from October 2004 to January 2009. Since 31 December 2004, Mr. Si has been the Director of the Company. Since January 2009, Mr. Si has been the President and Deputy Party Secretary of CSAHC and the Chairman of the Board.

Tan Wan Geng, aged 48, is an economist graduated from Zhongshan University, majoring in economic geography, with qualification of postgraduate degree. Mr. Tan began his career in civil aviation in 1990 and served as the head of the Infrastructure Department and Director of Human Resources and Administration Department of the Beijing Aircraft Maintenance and Engineering Corporation, the Deputy Director General of Human Resources Division (Personnel and Education Division) of the Civil Aviation Administration of China (CAAC), and has been the Director General and Party Secretary of Civil Aviation Administration of China Northeastern Region. He has been the Party Secretary and Executive Vice President of the Company from January 2006 to February 2007; the Party Member of CSAHC and the Party Secretary and Executive Vice President of the Company from February 2007 to January 2009; the Party Member of CSAHC and the President and Party Secretary of the Company from January 2009 to February 2009; the Party Member of CSAHC and the President and Deputy Party Secretary of the Company from February 2009 to May 2011. Since May 2011, Mr. Tan has been the Party Secretary of CSAHC and the President of the Company. Mr. Tan has been the Director of the Company since 15 June 2006 and has been the Vice Chairman of the Board since 24 January 2013.

Wang Quan Hua, aged 58, graduated with a university degree from the Party School of the Central Committee of CPC majoring in economic management. Mr. Wang began his career in 1972. Mr. Wang served as the Director of the Planning and Operation Division of CSAHC; the General Manager of Strategy and Development Department of CSAHC; the Assistant to the President and the Director of the Strategy and Development Department and the Vice President of CSAHC. Mr. Wang has served as the Executive Vice President of CSAHC since September 2002. Since 13 May 2003, Mr. Wang has been the Director of the Company. Currently, Mr. Wang is also the Chairman of Nan Lung Holding Limited, Guangzhou Southern Airline Construction Company Limited, the director of TravelSky Technology Limited, Solar Insurance Group Company Limited, Yazhou Travel Investment Company Limited and China National Aviation Corp (HK) Ltd.

董事會

司獻民：55歲，清華大學高級管理人員工商管理碩士(EMBA)。司先生1975年參加工作，曾任南航河南分公司政治處主任，貴州航空有限公司黨委書記兼副總經理，本公司黨委副書記、紀委書記，中國南方航空集團公司北方公司黨委書記。2004年10月至2009年1月任本公司總經理，2004年12月31日起任本公司董事，2009年1月至今任中國南方航空集團公司總經理、黨組副書記，本公司董事長。

譚萬庚：48歲，碩士研究生學歷，中山大學經濟地理專業畢業。譚先生1990年參加工作，曾任北京飛機維修工程有限公司基建處處長、人事行政部主任，中國民用航空總局人事勞動司(人事教育司)副司長，中國民用航空總局東北管理局局長、黨委書記，2006年1月至2007年2月任本公司黨委書記、副總經理，2007年2月至2009年1月任中國南方航空集團公司黨組成員、本公司黨委書記、副總經理，2009年1月至2009年2月任中國南方航空集團公司黨組成員、本公司總經理、黨委書記；2009年2月至2011年5月任中國南方航空集團公司黨組成員、本公司總經理、黨委副書記，2011年5月至今任中國南方航空集團公司黨組書記、本公司總經理。譚先生自2006年6月15日起任本公司董事，2013年1月24日起任本公司副董事長。

王全華：58歲，中央黨校經濟管理專業畢業。王先生1972年參加工作，曾任南航計劃經營處處長，南方航空(集團)公司規劃發展部總經理、總裁助理兼規劃發展部部長，南方航空(集團)公司副總裁，2002年9月至今任中國南方航空集團公司副總經理，2003年5月13日至今任本公司董事。王先生目前還兼任南龍控股有限公司、廣州南航建設有限公司等公司的董事長，以及中國民航信息網絡股份有限公司、陽光保險集團股份有限公司、亞旅實業有限公司、中國航空公司(香港)有限公司等公司的董事。

本公司董事會、監事會及高級管理人員
The Board of Directors, Supervisory Committee and Senior Management

Yuan Xin An, aged 56, received university education in Aeronautical Machinery from Air Force Engineer University and is a senior engineer. Mr. Yuan began his career in December 1976 and served as the Vice President of Engineering Department of China Southern Airlines Company, the Vice President of Guangzhou Aircraft Maintenance Engineering Co., Ltd., the Chief Engineer and the General Manager of Engineering Department of the Company. Mr. Yuan served as the Executive Vice President of the Company from April 2002 to September 2007; the Executive Vice President of CSAHC since September 2007; the Executive Vice President and Chief Legal Adviser of CSAHC since July 2008. Since 30 November 2011, Mr. Yuan has been the Director of the Company. Currently, Mr. Yuan is also the Chairman of Southern Airlines (Group) Import and Export Trading Company Limited, China Southern Airlines Group Construction and Development Company Limited, MTU Maintenance Zhuhai Co., Ltd., Dalian Acacia Town Villa Co., Ltd. and Shenzhen Air Catering Co., Ltd, and a director of China Aircraft Services Limited.

袁新安：56歲，大學學歷，空軍工程學院航空機械專業畢業，高級工程師。袁先生1976年12月參加工作，曾任南方航空公司機務工程部副總經理，民航廣州飛機維修公司副總經理，本公司總工程師兼機務工程部總經理，2002年4月至2007年9月任本公司副總經理，2007年9月至今任中國南方航空集團公司副總經理，2008年7月起兼任中國南方航空集團公司總法律顧問，2011年11月30日至今任本公司董事。袁先生目前還兼任中國南航集團進出口貿易有限公司、中國南航集團建設開發有限公司、珠海保稅區摩天宇航空發動機維修有限公司、大連槐城別墅有限公司、深圳航空食品有限公司等公司的董事長，以及中國飛機服務有限公司董事。

Yang Li Hua, aged 57, graduated with a master degree from the Party School of the Central Committee of CPC majoring in economics and management and is a senior expert of political science. Ms. Yang began her career in Air China International Corporation in 1973, and served as the head of the in-flight service team, manager of in-flight service division and deputy head of the Chief Flight Team of Air China International Corporation. Subsequently, she was appointed as the General Manager of the Passenger Cabin Service Division of Air China International Corporation in September 2000, the Vice President of Air China International Corporation in October 2002, the Vice President of Air China Limited in September 2004, and Executive Vice President of CSAHC in May 2009. From July 2010 to August 2012, Ms. Yang also acted as the Chairman of the Labour Union of CSAHC. Since January 24, 2013, Ms. Yang has been the Director of the Company. Currently, Ms. Yang is also the Chairman of Southern Airlines Culture and Media Co., Ltd.

楊麗華：57歲，研究生學歷，中央黨校經濟管理專業畢業，高級政工師。楊女士1973年參加工作，曾任中國國際航空公司乘務大隊大隊長、乘務部經理、飛行總隊副總隊長。2000年9月任中國國際航空公司客艙服務部總經理，2002年10月任中國國際航空公司副總裁，2004年9月任中國國際航空股份有限公司副總裁，2009年5月至今任中國南方航空集團公司副總經理，其間：2010年7月至2012年8月兼任中國南方航空集團公司工會主席。楊女士自2013年1月24日至今任本公司董事。楊女士目前還兼任中國南航集團文化傳媒股份有限公司董事長。

Zhang Zi Fang, aged 54, graduated with an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior expert of political science. Mr. Zhang began his career in 1976. He served as the Deputy Commissar and subsequently the Commissar of the pilot corps of China Northern Airlines Company; as the Party Secretary of the Jilin Branch of China Northern Airlines Company; as the General Manager of Dalian Branch of CSAHC Northern Airlines; as the Director of Political Works Department of CSAHC. Mr. Zhang has been the Deputy Party Secretary and Secretary of the Disciplinary Committee of the Company from February 2005 to December 2007. He has been the Executive Vice President and the Deputy Party Secretary of the Company from December 2007 to February 2009. Since February 2009, he has been the Party Secretary and Executive Vice President of the Company. Mr. Zhang has been the Director of the Company since 30 June 2009. Currently, Mr. Zhang is also the Vice Chairman of Southern Airlines Culture and Media Co., Ltd.

張子芳：54歲，清華大學高級管理人員工商管理碩士(EMBA)，高級政工師。張先生1976年參加工作，曾任中國北方航空公司飛行總隊副政委、政委，中國北方航空公司吉林分公司黨委書記，中國南方航空集團公司北方公司大連分公司總經理，中國南方航空集團公司政治工作部部長。2005年2月至2007年12月任本公司黨委副書記、紀委書記；2007年12月至2009年2月任本公司副總經理、黨委副書記；2009年2月至今任本公司黨委書記、副總經理。張先生自2009年6月30日至今任本公司董事。張先生目前還兼任中國南航集團文化傳媒股份有限公司副董事長。

本公司董事會、監事會及高級管理人員
The Board of Directors, Supervisory Committee and Senior Management

Xu Jie Bo, aged 47, graduated with a university degree from Tianjin University majoring in infrastructure and engineering management, and was subsequently awarded with a master degree in Business Administration from Hong Kong Baptist University and an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a qualified senior accountant. Mr. Xu began his career in 1986. He served as the Director of the Financial Department of Central and Southern Administration of CAAC; as the Chief Accountant and General Manager of the Financial Department of the Company. Mr. Xu served as the Director, Chief Financial Officer and Chief Accountant of the Company since April 2001 and as the Director, Executive Vice President, Chief Financial Officer and Chief Accountant of the Company from August 2003 to September 2012. Mr. Xu has been the Director, Senior Executive Vice President, Chief Financial Officer and Chief Accountant of the Company since September 2012. Currently, Mr. Xu is also the Chairman of Guizhou Airlines Company Limited and the Vice Chairman of Sichuan Airlines Corporation Limited.

徐杰波：47歲，大學學歷，天津大學基本建設管理工程專業畢業，在職取得香港浸會大學工商管理碩士、清華大學高級管理人員工商管理碩士(EMBA)學位，高級會計師。徐先生1986年參加工作，曾任民航中南管理局財務處處長，本公司總會計師兼財務部總經理，2001年4月起任本公司董事、財務總監、總會計師，2003年8月至2012年9月任本公司董事、副總經理兼財務總監、總會計師，2012年9月起任本公司董事、常務副總經理兼財務總監、總會計師。徐先生目前還兼任貴州航空有限公司董事長、四川航空股份有限公司副董事長。

Li Shao Bin, aged 47, graduated with a university degree from the Party School of the Central Committee of CPC majoring in economics and management and is an expert of political science. Mr. Li began his career in 1984, and served as the Deputy Head of Promotion Department of the Company, the Director of Political Department of Guangzhou Flight Operations Division of the Company, and the Director of Political Department and Deputy Party Secretary of Guangzhou Flight Operations Division of the Company. Subsequently, he was appointed as Party Secretary of Guangzhou Flight Operations Division of the Company in May 2004. Mr. Li served as the Party Secretary and Deputy General Manager of Guangzhou Flight Operations Division of the Company from March 2006 to August 2012. Mr. Li has been the Chairman of the Labour Union of the Company since August 2012 and the Director of the Company since 24 January 2013.

李韶彬：47歲，大學學歷，中央黨校經濟管理專業畢業，政工師。李先生1984年參加工作，曾任南航宣傳部副部長、南航廣州飛行部政治處主任、南航廣州飛行部黨委副書記兼政治處主任。2004年5月任本公司廣州飛行部黨委書記，2006年3月至2012年8月任本公司廣州飛行部黨委書記、副總經理，2012年8月至今任本公司工會主席。李先生自2013年1月24日至今任本公司董事。

Gong Hua Zhang, aged 67, a senior accountant at professor level. With over 40 years of accounting experience, Mr. Gong served as the Deputy Chief Accountant, the director of the Financial Division of China Petroleum Pipeline Bureau, the director of Financial Bureau of China National Petroleum Corporation; as the Chief Accountant of China National Petroleum Corporation. He served as the director of PetroChina Company Limited from October 1999 to May 2008, the Chairman of the Board of PetroChina Finance Company Limited from May 1999 to September 2009 and the director of China Cheung Kong Electric Power Co., Ltd. from September 2002 to June 2010. Mr. Gong has been the Independent Non-executive Director of the Company since 28 June 2007. Currently, Mr. Gong is also the Vice President of Accounting Society of China, member of the Accounting Standards Committee of the Ministry of Finance and member of China Valuation Standards Committee. He is also the independent director of China Shenhua Energy Company Limited, the external director of China Dongfang Electricity Group Company Limited, the independent director of Nanyang Commercial Bank (China) Company Limited, the independent director of China Railway Group Limited and the external director of COFCO Corporation.

貢華章：67歲，教授級高級會計師。貢先生積累逾40年會計經驗，曾任中國石油天然氣管道局副總會計師、財務處處長，中國石油天然氣總公司財務局局長，中國石油天然氣集團公司總會計師，1999年10月至2008年5月任中國石油天然氣股份有限公司董事，1999年5月至2009年9月任中油財務有限責任公司董事長，2002年9月至2010年6月任中國長江電力股份有限公司董事。貢先生自2007年6月28日至今任本公司獨立非執行董事，目前還兼任中國會計學會副會長、財政部會計準則委員會委員、中國資產評估準則委員會委員，及中國神華能源股份有限公司獨立董事，中國東方電氣集團有限公司外部董事，南洋商業銀行(中國)有限公司獨立董事，中國中鐵股份有限公司獨立董事，中糧集團有限公司外部董事。

本公司董事會、監事會及高級管理人員
The Board of Directors, Supervisory Committee and Senior Management

Wei Jin Cai, aged 63, graduated from the Party School of the Central Committee of CPC majoring in economics and management. Mr. Wei has many years of experiences in civil aviation. He conducted an in-depth study on the operation and management of civil aviation and is influential in the civil aviation industry. Mr. Wei served as the Deputy Party Secretary of the Party Committee of the headquarter of CAAC, the Party Secretary of Civil Aviation Management Institute of China from March 1993 to November 2008 and the President of Civil Aviation Management Institute of China from November 2008 to August 2010. Mr. Wei has been the Independent Non-executive Director of the Company since 29 December 2010. Currently, he is also the independent director of Xiamen International Airport Co., Ltd. and the independent non-executive director of ASR Holdings Limited.

魏錦才：63歲，中央黨校經濟管理專業畢業。魏先生具有多年民航工作經驗，對民用航空運營管理有深入研究，在航空業內有廣泛影響。魏先生曾任中國民航總局機關黨委副書記，1993年3月至2008年11月任中國民航管理幹部學院黨委書記，2008年11月至2010年8月任中國民航管理幹部學院院長。魏先生自2010年12月29日至今任本公司獨立非執行董事，目前還兼任廈門國際航空港股份有限公司獨立董事、香港瀚洋控股有限公司獨立非執行董事。

Ning Xiang Dong, aged 47, graduated from the Quantitative Economics Faculty of the School of Economics and Management of Tsinghua University with a doctor degree. Mr. Ning began his career in 1990 and served as the assistant, lecturer and associate professor at Tsinghua University and the Executive Deputy Director of the National Center for Economic Research (NCER) at Tsinghua University. He was also a visiting scholar at Harvard Business School, University of Illinois, University of New South Wales, University of Sydney and Chinese University of Hong Kong. Currently, he serves as the professor and the doctorate-tutor of the School of Economics and Management of Tsinghua University and the executive director of Centre for Corporate Governance of Tsinghua University. Mr. Ning has been the Independent Non-executive Director of the Company since 29 December 2010. He is also the independent director of Hong Yuan Securities Co., Ltd., GoerTek Inc., Aerospace Hi-Tech Holding Group Co., Ltd. and Sichuan ChangHong Electric Company Limited.

寧向東：47歲，博士研究生學歷，清華大學經濟管理學院數量經濟學專業畢業。寧先生1990年參加工作，曾任清華大學助教、講師、副教授，清華大學中國經濟研究中心常務副主任，哈佛商學院、伊利諾大學、新南威爾士大學、悉尼大學、香港中文大學訪問學者，現任清華大學經濟管理學院教授、博士生導師，清華大學公司治理研究中心執行主任。寧先生自2010年12月29日至今任本公司獨立非執行董事。目前還兼任宏源證券股份有限公司、歌爾聲學股份有限公司、航天科技控股集團股份有限公司、四川長虹電器股份有限公司等上市公司的獨立董事。

本公司董事會、監事會及高級管理人員
The Board of Directors, Supervisory Committee and Senior Management

Liu Chang Le, aged 61, was conferred an honorary doctoral degree in literature by the City University of Hong Kong and is a founder of Phoenix Satellite Television. Mr. Liu has been the Chairman and Chief Executive Officer of Phoenix Satellite Television Company Limited since 1996 and the Chairman and Chief Executive Officer of Phoenix Satellite Television Holdings Limited, a company listed on the Stock Exchange since 2000. Mr. Liu gained widespread recognition both locally and overseas for his enthusiasm for and achievements in the media industry. Mr. Liu is the recipient of numerous titles and awards, among which include "Wiseman of the Media Industry", "the Most Innovative Chinese Business Leaders in the Asia Pacific Region", "the Most Entrepreneurial Chinese Business Leaders", and has been awarded the "Robert Mundell Successful World CEO Award", the "Man of Year for Asia Brand Innovation Award", the "Person of the Year" award of the Chinese Business Leaders Annual Meeting and "Business Person of the Year at DHL/SCMP Hong Kong Business Awards 2012". Since 2005, Mr. Liu has been the Chairman of the iEMMYs Festival, which is run by the International Academy of Television Arts & Sciences. In November 2008, Mr. Liu received the International Emmy® Directorate Award. Mr. Liu was appointed as honorary chairman of "World Chinese-language Media Co-operation Alliance" in 2009 and appointed as special consultant to the 8th Council of the Buddhist Association of China in 2010. Mr. Liu was a member of the Tenth and the Eleventh National Committee of the Chinese People's Political Consultative Conference, served as the Vice Chairman of the sub-committee on Education, Science, Culture, Health and Sport of the Eleventh National Committee of the Chinese People's Political Consultative Conference, and is serving as a member of standing committee of the Twelfth National Committee of the Chinese People's Political Consultative Conference. Mr. Liu has been appointed a Justice of the Peace by the government of the Hong Kong Special Administrative Region. In July 2010, Mr. Liu was awarded the Silver Bauhinia Star by the Hong Kong Special Administrative Region. Mr. Liu has become an Independent Non-executive Director of the Company since 30 November 2011.

劉長樂：61歲，香港城市大學榮譽文學博士，鳳凰衛視創始人，自1996年起擔任鳳凰衛視有限公司董事局主席兼行政總裁；2000年鳳凰衛視控股有限公司在香港上市後擔任董事局主席兼行政總裁。劉先生領導鳳凰衛視在華人傳媒領域創造出的卓越成就獲得了海內外各界的廣泛贊許，有「傳媒智者」、「亞太最具創造力之華商領袖」、「最具中國商業精神企業家」之稱，並曾獲得「羅伯特蒙代爾世界經理人CEO成就獎」、「亞洲品牌創新年度人物大獎」、「華商領袖年會'領袖人物'年度人物大獎」、「2012DHL／南華早報香港商業獎之'商業成就獎'」等獎項。劉先生自2005年起至今連續擔任著國際艾美獎世界電視節主席的職務並於2008年榮獲國際電視藝術與科學學院授予的「國際艾美理事會獎」。劉先生2009年獲任「世界華文媒體合作聯盟」名譽主席；2010年出任中國佛教協會第八屆理事會特約顧問。劉先生是中國人民政治協商會議第十屆及第十 屆全國委員會委員，第十 屆政協全國委員會教科文衛體委員會副主任，第十二屆全國政協常委。劉先生獲香港特別行政區政府委任為太平紳士，2010年獲香港特別行政區政府頒授銀紫荊星章。劉先生自2011年11月30日至今任本公司獨立非執行董事。

本公司董事會、監事會及高級管理人員
The Board of Directors, Supervisory Committee and Senior Management

Supervisory Committee

Pan Fu, aged 50, graduated with a master degree from Chongqing University majoring in power systems and automation, and is a senior engineer. Mr. Pan began his career in 1986, and served successively as the Deputy Chief Engineer of Test Research Institute of Electric Power Bureau of Yunnan Province and the Deputy Head of the Planning Department of Electric Power Industry Bureau of Yunnan Province (Group Company), the Deputy Director of the Planning & Development Department of Yunnan Electric Power Group Co., Ltd., the Deputy Director and Director of Kunming Power Plant, the Deputy Chief Engineer and Chief Engineer of Yunnan Electric Power Corporation, the Deputy Director and Director of the Department of Security Supervision of China Southern Power Grid Company Ltd., the Director of the China Southern Power Grid Technology and Research Center. He served as the General Manager and Deputy Party Secretary of the Guizhou Power Grid Corporation from January 2005 to November 2007, and served as the Director of the Planning Development Department of China Southern Power Grid Company Ltd. from November 2007 to November 2010. Mr. Pan has been the Team Leader of the Discipline Inspection Commission of CSAHC since November 2010 and the Chairman of the Supervisory Committee of the Company since 29 December 2010. Currently, he is also the Chairman of China Southern Airlines Group Passenger and Cargo Agent Company Limited.

Li Jia Shi, aged 51, graduated from Guangdong Polytechnic Normal University majoring in economics and mathematics and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is an expert of political science. Mr. Li began his career in 1976. He served as the Deputy Head of the Organization Division of the Party Committee of the Company, Party Secretary and Deputy General Manager of Guangzhou Nanland Air Catering Company Limited, the Head of the Organization Division of the Party Committee of the Company, the Chairman of Southern Airlines Ka Yuen (Guangzhou) Aviation Supply Company Limited and Guangzhou Nanland Air Catering Company Limited. He served as the Deputy Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company from December 2003 to December 2007. Mr. Li has been the Secretary of the Disciplinary Committee of the Company since December 2007 and has been the Team Deputy Leader of the Discipline Inspection Commission of CSAHC and the Secretary of Disciplinary Committee of the Company since February 2012. Mr. Li has been the Supervisor of the Company since 30 June 2009.

監事會

潘福：50歲，碩士研究生學歷，畢業於重慶大學電力系統及自動化專業，高級工程師。潘先生1986年參加工作，曾任雲南省電力局試驗研究所副總工程師、雲南省電力工業局(集團公司)計劃處副處長，雲南電力集團有限責任公司計劃發展部副主任，昆明發電廠副廠長、廠長，雲南電力集團公司副總工程師、總工程師，中國南方電網有限責任公司安全監察部副主任、主任，中國南方電網技術研究中心主任；2005年1月至2007年11月任貴州電網公司總經理、黨組副書記；2007年11月至2010年11月任中國南方電網有限責任公司計劃發展部主任。2010年11月至今任中國南方航空集團公司黨組紀檢組組長。2010年12月29日至今任本公司監事會主席。目前還兼任中國南航集團客貨代理有限公司的董事長。

李家世：51歲，大學學歷，畢業於廣東技術師範學院經濟數學專業，清華大學高級管理人員工商管理碩士(EMBA)，政工師。李先生1976年參加工作，曾任本公司黨委組織部副部長、廣州南聯航空食品有限公司黨委書記、副總經理、本公司黨委組織部部長、南航嘉源(廣州)航空用品有限公司董事長、廣州南聯航空食品有限公司董事長，2003年12月至2007年12月任本公司紀委副書記兼紀委辦公室主任，2007年12月至今任本公司紀委書記。2012年2月起任中國南方航空集團公司黨組紀檢組副組長兼本公司紀委書記。2009年6月30日至今任本公司監事。

本公司董事會、監事會及高級管理人員
The Board of Directors, Supervisory Committee and Senior Management

Zhang Wei, aged 46, graduated with a master degree from Tianjin University majoring in investment skills and economics and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior accountant. Ms. Zhang began her career in 1988 and served as the General Manager Assistant and Deputy General Manager of the Finance Department of the Company, the Deputy Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC and the General Manager of SA Finance. Ms. Zhang served as the Deputy Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC from October 2007 to October 2008. Since October 2008, she has been the Director of the Audit Division of CSAHC. Ms. Zhang has been the Supervisor of the Company since June 2008. Currently, Ms. Zhang is also the Chairman of Supervisory Committee of Southern Airlines Culture and Media Co., Ltd, SA Finance, Southern Airlines (Group) Import and Export Trading Company Limited and China Southern Airlines Group Construction and Development Company Limited and the Director of Guangzhou Southern Airline Construction Company Limited.

張薇：46歲，碩士研究生學歷，畢業於天津大學投資技術經濟專業畢業，清華大學高級管理人員工商管理碩士(EMBA)，高級會計師。張女士1988年參加工作，曾任本公司財務部總經理助理、財務部副總經理，中國南方航空集團公司監察局副局長兼審計部部長，中國南航集團財務有限公司總經理。2007年10月至2008年10月任中國南方航空集團公司監察局副局長兼審計部部長，2008年10月至今任中國南方航空集團公司審計部部長。2008年6月至今任本公司監事。目前還兼任中國南航集團文化傳媒股份有限公司、中國南航集團財務有限公司、中國南航集團進出口貿易有限公司、中國南航集團建設開發有限公司等公司的監事會主席，以及廣州南航建設有限公司的董事。

Yang Yi Hua, aged 52, has a university degree, and is an accountant and an International Certified Internal Auditor. Ms. Yang served as the Manager of the Financial Office of the Company's Financial Division, and Deputy General Manager of the Company's Audit Department. Ms. Yang has been the General Manager of the Company's Audit Department since May 2002 and the Supervisor of the Company since June 2004. Currently, Ms. Yang is also the Chairman of the Supervisory Committee of Guizhou Airlines, Guangzhou Baiyun International Logistic Company Limited, Beijing China Southern Airlines Ground Service Company Limited and Nan Lung International Freight Limited and the supervisor of Xiamen Airlines, SA Finance and Chongqing Airlines.

楊怡華：52歲，大學學歷，會計師、國際註冊內部審計師。曾任本公司財務部財務室經理、審計部副總經理。2002年5月至今任本公司審計部總經理。2004年6月至今任本公司監事。目前還兼任貴州航空有限公司、廣州白雲國際物流有限公司和南龍國際貨運有限公司等公司的監事會主席，北京南航地面服務有限公司監事召集人、以及廈門航空有限公司、中國南航集團財務有限公司和重慶航空有限責任公司等公司的監事。

Liang Zhong Gao, aged 56, graduated from Nanjing Institute of Politics, majoring in economics and management and is an expert of political science. Mr. Liang began his aviation career since 1998 and served as Deputy General Manager of the Guangzhou Sales Office of the Company, Deputy Party Secretary and Secretary of the Disciplinary Committee of the Passenger Traffic Department of the Company, Party Secretary of the Passenger Traffic Department of the Company and General Manager of the Aviation Service Quality Control Department of the Company. Mr. Liang served as the Director of the Disciplinary Supervision Department of the Company from February 2007 to December 2012 and was appointed as the Deputy Party Secretary and Deputy General Manager of Basic Construction Project Management Department of the Company in December 2012. Mr. Liang has been the Supervisor of the Company since June 2007.

梁忠高：56歲，畢業於南京政治學院經濟管理專業，政工師。梁先生1998年參加民航工作，曾任本公司廣州營業部副總經理，客運部黨委副書記兼紀委書記，客運部黨總支書記，航空服務質量管理部總經理，2007年2月至2012年12月任本公司紀委監察部部長，2012年12月起任本公司基本建設工程管理部黨委書記兼副總經理。2007年6月至今任本公司監事。

本公司董事會、監事會及高級管理人員
The Board of Directors, Supervisory Committee and Senior Management

Senior Management

Ren Ji Dong, aged 48, graduated from Nanjing University of Aeronautics and Astronautics, majoring in aircraft engine design and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and he is a senior engineer. Mr. Ren began his career in 1986 and served as the Deputy Director of Urumqi Civil Aviation Administration, the Vice President of Xinjiang Airlines, the Party Secretary and the Vice President of the Xinjiang branch of the Company, the Executive Vice President of the Company from March 2005 to January 2007, and the President of the Xinjiang branch of the Company from January 2007 to April 2009. He has been the Executive Vice President of the Company since May 2009.

Liu Qian, aged 48, graduated from China Civil Aviation Flying College majoring in aircraft piloting. Mr. Liu served the CAAC as an assistant researcher of the Piloting Skills Supervision Division of the Piloting Standards Department, an assistant researcher of the Operation Supervision Division, an assistant researcher and the Deputy Head of the Piloting Standards Division, and the Deputy Chief Pilot and Chief Pilot of the Company. He has been the Executive Vice President of the Company since August 2007. Currently, Mr. Liu is also the Chairman of Zhuhai Xiang Yi Aviation Technology Company Limited and China Southern West Australian Flying College Pty Ltd.

Dong Su Guang, aged 59, graduated from Northwestern Polytechnical University majoring in aircraft design. Mr. Dong began his career in 1970 and served as the Vice President of Guangzhou Aircraft Maintaining and Engineering Co., Ltd. ("GAMECO"), the Chief Engineer and the General Manager of Engineering Department of the Company. He has been the Executive Vice President of the Company since December 2007. Currently, Mr. Dong is also the Chairman of Shantou Airlines, GAMECO and Shenyang Northern Aircraft Maintenance Engineering Co., Ltd.

Chen Gang, aged 47, graduated from Zhongnan Finance and Economics University majoring in industrial enterprise management and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in 1987 and served as the Vice President of Henan branch of the Company, the President of Hubei branch of the Company and the Director of Commercial Steering Committee of the Company. He has been the Executive Vice President of the Company since August 2009. Currently, Mr. Chen is also the Chairman of CSN – ETC E-commerce Limited.

高級管理人員

任積東：48歲，畢業於南京航空航天大學航空發動機設計專業，清華大學高級管理人員工商管理碩士(EMBA)，高級工程師。任先生1986年參加工作，曾任民航烏魯木齊管理局副局長、新疆航空公司副總經理，本公司新疆分公司黨委書記、副總經理，2005年3月至2007年1月任本公司副總經理，2007年1月至2009年4月任本公司新疆分公司總經理，2009年5月至今任本公司副總經理。

劉纖：48歲，畢業於民航飛行學院飛機駕駛專業。曾任民航總局飛行標準司飛行技術檢查處助理調研員、運行監察處助理調研員、飛行標準處助理調研員、副處長，本公司副總飛行師、總飛行師，2007年8月至今任本公司副總經理。目前還兼任珠海翔翼航空技術有限公司和西澳飛行學院董事長。

董蘇光：59歲，畢業於西北工業大學飛機設計專業。董先生1970年參加工作，曾任廣州飛機維修工程有限公司副總經理、本公司總工程師兼機務工程部總經理，2007年12月至今任本公司副總經理。目前還兼任汕頭航空有限公司、廣州飛機維修工程有限公司和瀋陽北方飛機維修有限公司等公司的董事長。

陳港：47歲，畢業於中南財經大學工業企業管理專業，清華大學高級管理人員工商管理碩士(EMBA)。陳先生1987年參加工作，曾任本公司河南分公司副總經理、湖北分公司總經理、本公司市場營銷管理委員會主任。2009年8月至今任本公司副總經理。目前還兼任廣東南航易網通電子商務有限公司董事長。

本公司董事會、監事會及高級管理人員
The Board of Directors, Supervisory Committee and Senior Management

Zhou Yue Hai, aged 52, has a university degree and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University on-the-job. Mr. Zhou began his career in 1980. He served as the Deputy Director of the Flight Safety Technology Division, the Deputy Director of the Flight Technology Management Division, the Deputy General Manager of the Flight Safety Technology Department, the Deputy General Manager of the Flight Operation Division of the Company, the Party Secretary and Vice President of Guizhou Airlines Company Limited. Mr. Zhou served as the General Manager of China Southern Airlines Jilin Branch from September 2004 to January 2009 and the General Manager of China Southern Airlines Northern Branch from January 2009 to July 2012. Mr. Zhou has been the Executive Vice President of the Company since August 2012. Currently, Mr. Zhou is also the Vice Chairman of Shenyang Airport Logistics Company Limited and the Chairman of Southern Airlines Ka Yuen (Guangzhou) Aviation Supply Company Limited and Guangzhou Nanland Air Catering Company Limited.

周岳海：52歲，大學學歷，在職取得清華大學高級管理人員工商管理碩士(EMBA)學位。周先生1980年參加工作，曾任本公司飛行安全技術處副處長，飛行技術管理處副處長，飛行安全技術部副總經理，飛行部副總經理，貴州航空有限公司黨委書記、副總經理，2004年9月至2009年1月任本公司吉林分公司總經理，2009年1月至2012年7月任本公司北方分公司總經理。2012年8月至今任本公司副總經理。目前還兼任瀋陽空港物流有限公司副董事長。目前還兼任南航嘉源(廣州)航空用品有限公司和廣州南聯航空食品有限公司等公司的董事長。

Wang Zhi Xue, aged 51, has a university degree. Mr. Wang began his career in 1981. He served as the Manager of the Flight Safety Technology Inspection Division of Zhuhai Airlines Company Limited, Deputy Chief Pilot and Director of the Flight Safety Technology Division as well as the Vice President of Shantou Airlines Company Limited. He served as the General Manager of the Flight Management Division of the Company from October 2004 to February 2009 and the General Manager of the Flight Operation Division of the Company in Guangzhou from February 2009 to July 2012. Mr. Wang has been the Executive Vice President and Chief Pilot of the Company since August 2012.

王志學：51歲，大學學歷。王先生1981年參加工作，曾任珠海航空有限公司飛行安全技術檢查部經理，汕頭航空有限公司副總飛行師兼飛行安全技術處處長，汕頭航空有限公司副總經理。2004年10月至2009年2月任本公司飛行管理部總經理，2009年2月至2012年7月任本公司廣州飛行部總經理。2012年8月至今任本公司副總經理兼總飛行師。

Zhang Zheng Rong, aged 51, graduated from China Civil Aviation Flying College majoring in aircraft piloting and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. Mr. Zhang began his career in 1982 and served as the Deputy General Manager of the Flight Operations Division and the Captain of the First Squadron, the General Manager of the Aviation Safety Monitoring Division and the General Manager of the Guangzhou Flight Operation Division of the Company. He has been the Chief Pilot of the Company since August 2007 and the Chief Pilot and COO Flight Safety of the Company since June 2012. Mr. Zhang ceased to be the Chief Pilot and COO Flight Safety of the Company due to the work arrangement since 20 July 2012. Currently, Mr. Zhang is also the director of Aviation Data Communication Corporation.

章正榮：51歲，畢業於民航飛行學院飛機駕駛專業，清華大學高級管理人員工商管理碩士(EMBA)。章先生1982年參加工作，曾任本公司飛行部副總經理兼第　飛行大隊大隊長、航空安全監察部總經理、廣州飛行部總經理，2007年8月起任本公司總飛行師，2012年6月兼任本公司安全總監。由於工作變動原因，章先生於2012年7月20日起不再擔任本公司總飛行師及安全總監職務。目前還兼任民航數據通信有限責任公司董事。

Hu Chen Jie, aged 44, graduated from Beijing University Aeronautics and Astronautics majoring in information management. Mr. Hu served as a software engineer in the Computer Center of CAAC, senior software engineer in Wei Hong International Technology Company (Singapore), the Deputy Director of the Computer Center of the Company, the senior project manager of SITA INC. (US) and the General Manager of CSN-ETC e-Commerce Limited. He has been the Chief Information Officer of the Company since June 2007. Currently, Mr. Hu is also the director of Guangzhou Aircraft Hang Yi Information Technology Co., Ltd. and Chairman of THITC.

胡臣杰：44歲，畢業於北京航空航天大學信息管理專業。曾任民航總局計算機中心軟件工程師、微宏信息科技公司(新加坡)高級軟件工程師、本公司計算機中心副主任，SITA INC.(美國)高級項目經理，廣東南航易網通電子商務有限公司總經理。2007年6月至今任本公司總信息師。目前還兼任廣州空港航翼信息科技有限公司董事、廣東南航天合信息科技有限公司董事長。

本公司董事會、監事會及高級管理人員
The Board of Directors, Supervisory Committee and Senior Management

Su Liang, aged 50, graduated from the University of Cranfield, United Kingdom with a master degree in Air Transport Management Engineering and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. Mr. Su was in charge of the flight operations, planning and international cargo project of the Company. From July 2000 to November 2007, Mr. Su was the Company Secretary of the Company. He has been the Chief Economist of the Company since December 2007. Currently, Mr. Su is also the director of Xiamen Airlines and Sichuan Airlines Corporation Limited.

蘇亮：50歲，畢業於英國克蘭菲爾德大學航空運輸管理專業，清華大學高級管理人員工商管理碩士(EMBA)。曾在本公司從事航務、計劃和國際貨運項目管理等職，2000年7月至2007年11月任本公司董事會秘書，2007年12月至今任本公司總經濟師。目前還兼任四川航空股份有限公司和廈門航空有限公司等公司的董事。

Chen Wei Hua, aged 46, graduated from the School of Law of Peking University and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is a qualified lawyer in the PRC and a qualified corporate legal counselor. Mr. Chen joined the aviation industry in 1988. He served as Deputy Director, Director of the Legal Affairs Office of the Company. Mr. Chen has been the Chief Legal Adviser of the Company and Director of the Legal Department of the Company since January 2004. Currently, Mr. Chen is also the director of Xiamen Airlines.

陳威華：46歲，畢業於北京大學法律系，清華大學高級管理人員工商管理碩士(EMBA)，具有中國律師資格和企業法律顧問職業資格。陳先生1988年加入民航業，曾任本公司法律事務處副處長、處長，本公司法律部主任。2004年1月至今任本公司總法律顧問兼法律部總經理。目前還兼任廈門航空有限公司董事。

Yuan Xi Fan, aged 50, graduated from Civil Aviation Institute of China majoring in Aviation Radio, and was subsequently awarded with a master degree in Aviation Safety Management from the École Nationale de l'Aviation Civile (ENAC) and Ecole Nationale Superieure d'Ingenieurs de Construction Aeronautique (ENSICA) in France and an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and is a senior engineer. Mr. Yuan began his career in 1982. Mr. Yuan served as the Deputy Director of Repair and Maintenance Workshop of Guangzhou Aircraft Maintenance Engineering Co., Ltd., the Deputy General Manager of the Aircraft Maintenance Engineering Division, the Director of Quality Management and Director of Integrated Business Management of Aircraft Maintenance Engineering Division of the Company, and the Deputy General Manager of MTU Maintenance Zhuhai Co., Ltd. Mr. Yuan served as the Deputy General Manager of Guangzhou Aircraft Maintenance Engineering Co., Ltd. from March 2009 to January 2011. Mr. Yuan served as the General Manager of the Aircraft Engineering Division of the Company since 2011. Mr. Yuan has been the Chief Engineer of the Company and the General Manager of the Aircraft Engineering Division of the Company since April 2012.

袁錫藩：50歲，畢業於中國民航學院航空無線電專業，在職取得法國國立民航大學、法國航空工業大學航空安全管理碩士學位和清華大學高級管理人員工商管理碩士(EMBA)學位，高級工程師。袁先生1982年參加工作，曾任廣州飛機維修工程有限公司車間維修副總監，本公司機務工程部副總經理兼機務工程部質量管理總監和綜合業務管理總監，珠海摩天宇航空發動機維修有限公司副總經理，2009年3月至2011年1月任廣州飛機維修工程有限公司副總經理，2011年至今任本公司機務工程部總經理，2012年4月起任本公司總工程師兼機務工程部總經理。

本公司董事會、監事會及高級管理人員
The Board of Directors, Supervisory Committee and Senior Management

Tian Xiao Dong, aged 43, graduated from Beijing Institute of Meteorology majoring in aviation meteorology, and was subsequently awarded with a master degree in Aeronautical Engineering from Beijing University of Aeronautics and Astronautics and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and is a senior engineer. Mr. Tian began his career in 1989. Mr. Tian served as the Deputy Manager of Flight Operation Office of General Dispatching Office, the Manager of Planning and Dispatch Office of System Operation Control Center (SOC), the Deputy Director of Operation Control Division and the Deputy General Manager of SOC. Mr. Tian has been served as the general manager of SOC since December 2006 and he has been the COO Flight Operations of the Company and the general manager of SOC since June 2012.

田曉東：43歲，畢業於北京氣象學院航空氣象專業，在職取得北京航空航天大學航空工程碩士學位和清華大學高級管理人員工商管理碩士(EMBA)學位，高級工程師。田先生1989年參加工作，曾任南航總簽派室飛行運作室副主任、運行控制中心計劃放行室主任、運行控制部副經理、本公司運行控制中心副總經理，2006年12月至今任本公司運行指揮中心總經理，2012年6月起任本公司運行總監兼運行指揮中心總經理。

Guo Zhi Qiang, aged 49, economist, graduated with a master degree from Party School of Xinjiang Uyghur Autonomous Region majoring in Business Administration. Mr. Guo began his career in 1980 and served as the Manager of Transportation Department of Xinjiang Airlines; the Deputy General Manager of Xinjiang Company of China Southern Air Holding Company; the General Manager of China Southern Airlines Beijing Office; the Deputy General Manager of China Southern Airlines Xinjiang Branch. Mr. Guo served as the Deputy General Manager of the Shenzhen Branch of the Company from December 2005 to February 2008 and the President and Chief Executive Officer of Chongqing Airlines Company Limited from December 2008 to May 2009, and served as the Deputy Director General of the Commercial Steering Committee of the Company since May 2009 and the Director General of the Commercial Steering Committee of the Company from September 2009 to September 2012. Mr. Guo has been the COO Marketing & Sales of the Company and the Director General of the Commercial Steering Committee of the Company. Currently, Mr. Guo is also the director of Xiamen Airlines Company Limited.

郭志強：49歲，研究生學歷，新疆維吾爾自治區黨校工商管理專業畢業，經濟師。郭先生1980年參加工作，曾任新疆航空公司運輸部總經理、新疆航空公司副總經理、南航北京營業部總經理、南航新疆分公司副總經理，2005年12月至2008年2月任本公司深圳分公司副總經理，2008年2月至2009年5月任重慶航空有限公司總裁、首席執行官。2009年5月任本公司營銷委副主任，2009年9月至2012年9月任本公司營銷委主任，2012年9月起任本公司營銷總監兼營銷委主任。目前還兼任廈門航空有限公司董事。

Xie Bing, aged 40, graduated from Nanjing University of Aeronautics and Astronautics, majoring in civil aviation management. He subsequently received a master degree of business administration, a master degree of international finance and an Executive Master of Business Administration (EMBA) degree from Jinan University, the University of Birmingham, Britain and Tsinghua University, respectively. Mr. Xie is a senior economist. Mr. Xie used to work in the Planning and Development Department, Company Secretary Office of the Company and Office of CSAHC. He has been the Company Secretary and the Director of Company Secretary Office of the Company since November 2007.

謝兵：40歲，畢業於南京航空航天大學民航運輸管理專業，後就讀於暨南大學和英國伯明翰大學，分別獲得工商管理碩士和國際金融碩士學位，清華大學高級管理人員工商管理碩士(EMBA)，高級經濟師。曾在本公司規劃發展部、董事會秘書辦公室以及中國南方航空集團公司辦公廳任職。2007年11月至今任本公司董事會秘書兼董事會秘書辦公室主任。

Save as disclosed above, none of the above Directors or Supervisors or senior management of the Company has any relationship with any Directors, Supervisors, senior management, substantial shareholders of the Company.

除上述披露外，上述本公司董事、監事、高級管理人員與本公司的任何董事、監事、高級管理人員、主要股東概無任何關係。

技術用詞
Glossary

In this Annual Report, unless the context otherwise requires, the following terms shall have the meanings indicated:

Capacity Measurements

"available seat kilometres" or "ASKs"	the number of seats made available for sale multiplied by the kilometres flown
"available tonne kilometres" or "ATKs"	the tonnes of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometres flown

Traffic Measurements

"revenue passenger kilometres" or "RPKs"	the number of passengers carried multiplied by the kilometres flown
"cargo tonne kilometres"	the load in tonnes multiplied by the kilometres flown
"revenue tonne kilometres" or "RTKs"	the load (passengers and cargo) in tonnes multiplied by the kilometres flown

Yield Measurements

"passenger yield"	revenue from passenger operations divided by RPKs
"cargo yield"	revenue from cargo operations divided by cargo tonne kilometres
"average yield"	revenue from airline operations (passenger and cargo) divided by RTKs
"tonne"	a metric ton, equivalent to 2,204.6 pounds

Load Factors

"passenger load factor"	RPKs expressed as a percentage of ASKs
"overall load factor"	RTKs expressed as a percentage of ATKs

Utilisation

"utilisation rates"	the actual number of flight and taxi hours per aircraft per operating day

在本年報內，除非文義另有所指，下列詞語具有下述涵義：

載運能力計量

「可用座位公里」或「ASKs」	飛行公里數乘以可出售座位數量
「可用噸公里」或「ATKs」	飛行公里數乘以收費運載(乘客和貨物)的可用載運噸位

載運量計量

「收費客公里」或「RPKs」	飛行公里數乘以所運載乘客的數量
「貨運噸公里」	飛行公里數乘以噸位貨物載運量
「收費噸公里」或「RTKs」	飛行公里數乘以噸位載運量(包括客運及貨運)

收益計量

「每收費客公里收益」	旅客營運收入除以收費客公里
「每貨運噸公里收益」	貨運營運收入除以貨運噸公里
「每收費噸公里收益」	航空業務(客運和貨運)收入除以收費噸公里
「噸」	公噸等於2,204.6磅

載運率

「客座率」	以收費客公里除以可用座位公里所得的百分比
「載運率」	以收費噸公里除以可用噸公里所得的百分比

使用

「飛機日利用率」	每個營運日每架飛機實際之飛行和滑行小時



Canton Route

FSC
MIX
Paper from responsible sources
FSC™ C006388